Form 20-F
period 2022-12-31
WANG & LEE GROUP, Inc.
filed 2023-05-15
CIK 1899658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _____________ to ____________.

Commission file number: 001-41681

WANG & LEE GROUP, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

(Address of principal executive offices)

Pui Lung Ho

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Tel: +852 2889 1313, Email: mgt@wangnlee.com.hk

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary Shares with no par value	WLGS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of May 10, 2023, there were 15,096,331 ordinary shares outstanding, with no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this report to:

●	“Amended Memorandum and Articles” are to our memorandum and articles of association to be in effect upon completion of our initial public offering in April 2023;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” is to the BVI Business Companies Act (As Revised) as the same may be amended from time to time;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and includes the special administrative regions of Hong Kong and Macau for the purposes of this report only. The only instances that “PRC” or “China” does not include Hong Kong or Macau is when specific laws and regulations are adopted by the PRC;

●	“HK SAR” or “Hong Kong SAR” is to Hong Kong, Special Administrative Region, People’s Republic of China;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of WANG & LEE GROUP, Inc., with no par value;

●	“we,” “us,” “our company,” “our,” “the Company” and “W&L” are to WANG & LEE GROUP, Inc., a British Virgin Islands business company, and does not include its subsidiaries, WANG & LEE HOLDINGS, Inc. and WANG & LEE CONTRACTING LIMITED. Where appropriate, we shall refer to the subsidiaries by their legal names and collectively as “our subsidiaries” and clearly identify the entity (including the domicile) in which investors are purchasing an interest;

●	All references to “H.K. dollars,” or “HK$” are to the legal currency of HK SAR;

●	All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of the People’s Republic of China;

●	All references to “U.S. dollars,” “dollars,” “USD”, “US$” or “$” are to the legal currency of the United States.

Our business is conducted by our indirect wholly-owned entity in HK SAR, using HK$, the currency of HK SAR. Our unaudited condensed consolidated financial statements are presented in United States dollars. In this report, we refer to assets, obligations, commitments and liabilities in our unaudited condensed consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of HK$ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This report contains translations of certain HK$ amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. We make no representation that any currency could have been, or could be, converted into another currency, at any particular rate, or at all. The relevant exchange rates are listed below:

	For the year ended December 31,
	2022	2021	2020
Period Ended HK$: USD exchange rate	7.7990	7.7971	7.7525
Period Average HK$: USD exchange rate	7.8298	7.7723	7.7558

Numerical figures included in this report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Pui Lung Ho,” even though, in Chinese, Mr. Ho’s name is presented as “Ho Pui Lung.”

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this report other than to the extent specifically cited in this report. We have sought to provide current information in this report and believe that the statistics provided in this report remain up-to-date and reliable, and these materials are not incorporated in this report other than to the extent specifically cited in this report. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This report contains forward-looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in “Risk Factors.” We believe the expectations reflected in the forward-looking statements contained in this report are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

●	declines in public and private infrastructure construction, buildings and reductions in government funding or incentives;
●	risks related to our operating strategy;
●	competition for projects in our local markets;
●	risks associated with our capital-intensive business;
●	government requirements and initiatives, including those related to funding for public or infrastructure construction, land usage and environmental, health and safety matters;
●	unfavorable economic conditions and restrictive financing markets;
●	our ability to obtain sufficient bonding capacity to undertake certain projects;
●	our ability to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us;
●	the cancellation of a significant number of contracts or our disqualification from bidding for new contracts;
●	risks related to adverse weather conditions;
●	our substantial indebtedness and the restrictions imposed on us by the terms thereof;
●	our ability to maintain favorable relationships with third parties that supply us with equipment and essential supplies;
●	our ability to retain key personnel and maintain satisfactory labor relations;
●	property damage, results of litigation and other claims and insurance coverage issues; and
●	risks related to our information technology systems and infrastructure.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Select Financial Data

The following table presents the selected consolidated financial information for our Company. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The summary consolidated statements of operations and cash flow

	For the years ended December 31,
	2022	2021

Net cash (used in) provided by
Operating activities	$(352,764)	$(482,801)
Investing activities	-	-
Financing activities	422,531	1,018,183

Net increase in cash and cash equivalents	69,767	535,382

Effect of foreign currency translation	2,111	(5,863)

Net increase in cash and cash equivalents	$71,878	$529,519

The summary consolidated balance sheet as at

	December 31,
	2022	2021

Total asset	$3,100,011	$2,419,592
Total liabilities	4,813,456	3,536,026

Deficit	$(1,713,445)	$(1,116,434)

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

The following table presents our summary consolidated statements of operations and comprehensive income for the fiscal years ended December 31, 2022 and 2021:

	For the years ended December 31,
	2022	2021

Contract revenue	$4,169,931	$4,135,059
Contract costs	(3,384,227)	(3,275,299)
GROSS PROFIT	785,704	859,760

General and administrative expenses	(1,427,156)	(1,220,619)
Other income (expenses)	44,571	6,116
Provision for income taxes	-	-

Net Loss	(596,881)	(354,743)
Foreign currency translation adjustment	(130)	4,053

Total comprehensive loss	$(597,011)	$(350,690)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Significant Risk Factors

An investment in our Ordinary Shares involves a number of risks. You should carefully read and consider all of the information contained in this report (including in “Risk Factors,” “Operating and Financial Review and Prospects,” and our consolidated financial statements and the notes thereto) before making an investment decision. These risks could adversely affect our business, financial condition and results of operations, and cause the trading price of our Ordinary Shares to decline. You could lose part or all of your investment. In reviewing this report, you should bear in mind that past results are no guarantee of future performance. See “Cautionary Statement Regarding Forward-Looking Information” for a discussion of forward-looking statements, and the significance of forward-looking statements in the context of this report.

Risks Related to Our Business and Industry

A significant slowdown or decline in economic conditions, particularly in mainland China, could adversely impact our results of operations.

We currently operate in HK SAR and the People’s Republic of China to a small extent. In fiscal year 2019, we generated 6% of our revenue from mainland China for referring sub-contractors to a work site in mainland China. Since then, all our revenue has been generated in HK SAR. A slowdown or decline in economic conditions or uncertainty regarding the economic outlook in mainland China generally, or in HK SAR particularly, could result in reduced demand for construction projects, which could materially adversely affect our financial condition, results of operations and liquidity. Demand for construction projects depends on the overall condition of the local economies, the need for new or replacement infrastructure, the priorities placed on various projects funded by government spending levels. In particular, low tax revenues, credit rating downgrades, budget deficits and financing constraints, including timing and amount of government funding and competing governmental priorities, could negatively impact the ability of government agencies to fund existing or new public infrastructure projects. For example, during the most recent recession, decreases in tax revenues reduced funding for infrastructure projects. In addition, any instability in the financial and credit markets could negatively impact our customers’ ability to pay us on a timely basis, or at all, for work on projects already in progress. The inability to pay could cause our customers to delay or cancel construction projects in our contract backlog and/or create difficulties for customers to obtain adequate financing to fund new construction projects, including through the issuance of municipal bonds.

If we do not comply with certain laws, we could be suspended or debarred contracting, which could have a material adverse effect on our business.

Various statutes to which our operations are subject, such as Factories and Industrial Undertakings Ordinance (Cap. 59 of the Laws of Hong Kong), Construction Site (Safety) Regulations (Cap. 59I of the Laws of Hong Kong), Factory and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Cap. 59Z of the Laws of Hong Kong); Factories and Industrial Undertakings (Safety Management) Regulations; and Occupational Safety and Health Ordinance (Cap. 509), which deal with the health and safety during the construction process and various other statutes provide for discretionary suspension and/or debarment in certain circumstances. The scope and duration of any suspension or debarment may vary depending upon the facts of a particular case and the statutory or regulatory grounds for debarment. Any suspension or debarment from contracting will have a material adverse effect on our financial condition, results of operations or liquidity.

If we are unable to accurately estimate the overall risks, revenues or costs on our projects, we may incur contract losses or achieve lower than anticipated profits.

Pricing on a fixed unit price contract is based on approved quantities irrespective of our actual costs, and contracts with a fixed total price require that the work be performed for a single price. We only generate profits on fixed unit price and fixed total price contracts when our revenues exceed our actual costs, which requires us to accurately estimate our costs, control actual costs, and avoid cost overruns. If our cost estimates are too low or we do not perform the contract within our cost estimates, then cost overruns may cause us to incur a loss or cause the contract not to be as profitable as we expected. The costs incurred and profit realized, if any, on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

●	the failure to include materials or work in a bid, or the failure to estimate the quantities or costs properly needed to complete a fixed total price contract;
●	delays caused by weather conditions or otherwise failing to meet scheduled acceptance dates;
●	contract or project modifications or conditions creating unanticipated costs that are not covered by change orders;
●	the availability and skill level of workers;
●	the failure by our suppliers, subcontractors, designers, engineers or customers to perform their obligations;
●	fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, customers or our own personnel;
●	mechanical problems with our machinery or equipment;
●	difficulties in obtaining required government permits or approvals;
●	changes in applicable laws and regulations;
●	uninsured claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part; and
●	public infrastructure customers seeking to impose contractual risk-shifting provisions that result in our facing increased risks.

These factors and others may cause us to incur losses, which could have a material adverse effect on our financial condition, results of operations or liquidity.

We are required to maintain various approvals, licences and permits to operate many of our businesses, and the loss of, or failure to obtain or renew, any or all of these approvals, licences and permits could materially and adversely affect our businesses in Hong Kong SAR.

In accordance with the laws and regulations of Hong Kong SAR, we are required to maintain various approvals, licences and permits in order to operate our business.

Failure to comply with these laws and regulations, or the loss of or failure to renew our licences and permits or any change in the government policies, could lead to temporary or permanent suspension of some of our business operations or the imposition of penalties on us, which could adversely affect our results of operations and financial condition. As confirmed by our directors, we may engage approved subcontractors to carry out part of our engineering works to mitigate such risks, thereby ensuring the timely completion of the E&M engineering projects. We have established long term relationships with our subcontractors for a period up to 30 years.

In order to tender for government contracts, a contractor is required to be on the appropriate list of approved contractors of the relevant government departments. If the capability, performance, tendering record or financial standing of a particular contractor is found to be unsatisfactory by the government, or if a contractor’s failure to implement sufficient safety measures and procedures at work sites has resulted in any personal injuries or fatal accidents, the government may remove a contractor from such list or take other regulatory actions against the contractor such as revocation, suspension, extending probationary period, downgrading to probationary status, or demotion to a lower group in respect of all or any work category in which the contractor is listed. In the event of a withdrawal, revocation or downgrading, there would be a detrimental impact on our operations and prospects.

In addition, any changes or alterations in the licensing requirements and/or standards for admission into the list of approved contractors may require us to make necessary corresponding adjustments to meet any new requirements and/or standards resulting from such changes, thus requiring us to incur extra costs.

The cancellation of a significant number of contracts, our disqualification from bidding for new contracts, and the unpredictable timing of new contracts could have a material adverse effect on our business.

We could be prohibited from bidding on certain contracts if we fail to maintain the qualifications required by those entities. In addition, government contracts can typically be canceled at any time with our receiving payment only for the work completed. The cancellation of an unfinished contract or our disqualification from the bidding process could result in lost revenues and cause our equipment to be idled for a significant period until other comparable work becomes available. Additionally, the timing of project awards is unpredictable and outside of our control. Project awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes.

We may lose business to competitors that underbid us, and we may be unable to compete favorably in our highly competitive industry.

The E&M market in HK SAR is deemed to be highly competitive due to a large amount of E&M service providers. In addition, some service providers may possess longer operating history, better resources, stronger relationships with other industry stakeholders or a more reputed brand name. Therefore, to capture potential business opportunities and develop relationships with customers, some market participants may adopt more aggressive pricing approaches, leading to downward market pricing pressure. As a result, an increase in competition may decrease new project awards to us at acceptable profit margins. In addition, in the event of a downturn in private residential and commercial construction, the competition for available public government projects could intensify, which could materially and adversely impact our financial condition, results of operations or liquidity.

Our business is subject to adverse weather conditions, which can adversely impact our business.

Our construction operations may occur outdoors. As a result, adverse weather conditions can adversely affect our business operations through a decline in the demand for our construction/contracting services and alterations and delays in our construction/contracting schedules. In addition, adverse weather conditions such as extended rainy, cold weather and typhoons could render our contracting operations less efficient resulting in under-utilization of crews and equipment and lower contract profitability.

Design-build contracts subject us to the risk of design errors and omissions.

Design-build contracts are used as a project delivery method that provides the owner with a single point of responsibility for both design and construction. Therefore, we can have the ability to assume design and engineering responsibilities. However, in the event of a design error or omission that causes damages, there is a risk we would not be able to absorb the full amount of the liability incurred despite having trial and omission insurance. In this case, we may be responsible for the liability, resulting in a potentially material adverse effect on our financial position, results of operations, cash flows and liquidity.

Our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry.

The success of our business depends upon our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel. Additionally, the successful operation of our business depends upon engineers, project management personnel, other employees and qualified subcontractors who possess the necessary and required experience and expertise and who will perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense. As a result, it may be difficult to attract and retain qualified individuals with the requisite expertise and in the timeframe demanded by our clients. For example, in certain geographic areas, we may not be able to satisfy the demand for our services because of our inability to hire, train, and retain qualified personnel successfully. Also, it could be difficult to replace personnel who hold government granted eligibility that may be required to obtain certain government projects and/or who have significant government contract experience.

As some of our executives and other key personnel approach retirement age, we must provide for smooth transitions, which may require that we devote time and resources to identify and integrate new personnel into vacant leadership roles and other key positions. If we are unable to attract and retain a sufficient number of skilled personnel or effectively implement appropriate succession plans, our ability to pursue projects and our strategic plan may be adversely affected, the costs of executing both our existing and future projects may increase and our financial performance may decline.

In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff or redundancy of facilities that could have a material adverse impact on our business, financial conditions and results of operations.

We depend on third parties for equipment and supplies essential to operate our business.

We rely on third parties to sell or lease equipment to us and provide us with supplies, including materials for installation such as air-conditioners, and other construction materials (such as cables, lighting fitting and generator set), necessary for our operations. We cannot assure you that our favorable working relationships with our suppliers will continue in the future. In addition, there have historically been periods of supply shortages in our industry.

The inability to purchase or lease necessary equipment for our operations could severely impact our business. For example, if we lose our supply contracts and receive insufficient supplies from third parties to meet our customers’ needs, or if our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations, liquidity and cash flows could be materially and adversely affected.

Failure of our subcontractors to perform as expected could have a negative impact on our results.

On occasion, we rely on third-party subcontractors to perform some of the work on many of our contracts, but we are ultimately responsible for the successful completion of their work. Although we seek to require bonding or other forms of guarantees from all of our subcontractors, we are not always able to obtain such bonds or guarantees. In situations where we are unable to obtain a bond or guarantee, we may be responsible for the failures on the part of our subcontractors to perform as anticipated, resulting in a potentially adverse impact on our cash flows and liquidity. In addition, if the project’s total costs exceed our original estimates, we could experience reduced profits or a loss for that project, which could have an adverse impact on our financial position, results of operations, cash flows, and liquidity.

The construction services industry is highly schedule driven, and our failure to meet the schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability.

In some instances, including in the case of many of our fixed unit price contracts, we guarantee that we will complete a project by a certain date. Any failure to meet contractual schedule or completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages, liability for our customer’s actual costs arising out of our delay, reduced profits or a loss on that project, damage to our reputation and a material adverse impact to our financial position, results of operations, cash flows and liquidity.

Force majeure events, such as natural disasters and terrorists’ actions, and unexpected equipment failures could negatively impact our business, which may affect our financial condition, results of operations or cash flows.

Force majeure events, such as terrorist attacks or natural disasters, have impacted, and could continue to negatively impact, the economy and the markets in which we operate. As an example, from time to time we face unexpected severe weather conditions, evacuation of personnel and curtailment of services, increased labor and material costs or shortages, inability to deliver materials, equipment and personnel to work sites in accordance with contract schedules and loss of productivity. We seek to include language in our private client contracts that grants us certain relief from force majeure events. We regularly review and attempt to mitigate force majeure events in both public and private client contracts. However, the extra costs incurred as a result of these events may not be reimbursed by our clients, and we remain obligated to perform our services after most extraordinary events subject to relief that may be available pursuant to a force majeure clause.

These force majeure events may affect our operations or those of our customers or suppliers and could impact our revenues, our production capability and our ability to complete contracts in a timely manner.

Inability to obtain or maintain adequate insurance coverage could adversely affect our results of operations.

As part of our overall risk management strategy and pursuant to requirements to maintain specific coverage contained in our financing agreements and a majority of our contracts, we have obtained and maintain insurance coverage. Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future. For example, catastrophic events can result in decreased coverage limits, more limited coverage, and increased premium costs or deductibles. If we are unable to obtain adequate insurance coverage, we may not be able to procure certain contracts, which could materially adversely affect our financial position, results of operations, cash flows or liquidity.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations, including: the acquisition of a permit or other approval before conducting regulated activities; the restriction of the types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Numerous government authorities have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil, or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) or joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or third-party facilities that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we do not comply with environmental laws or challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from our operations’ environmental, health, and safety impacts. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in protecting the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to our industry could continue, resulting in increased costs of doing business and consequently affecting profitability.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents, and our safety programs’ effectiveness. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us. Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation.

Because our employees and others are often in close proximity with mechanized equipment, moving vehicles, chemical substances and dangerous manufacturing processes, our construction and maintenance sites are potentially dangerous workplaces. Therefore, safety is a primary focus of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions can also increase employee turnover, which increases project costs and our overall operating costs. If we fail to implement safety procedures or implement ineffective safety procedures, our employees could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates by our management. Our actual results could differ from the estimates and assumptions used to prepare our financial statements.

The accounting standards we use in preparing our financial statements are often complex and require that we make significant estimates and assumptions in interpreting and applying those standards. These estimates and assumptions affect the reported values of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. We make critical estimates and assumptions involving accounting matters, including our revenue recognition, accounts receivable including retainage, valuation of long-lived assets, and income taxes. These estimates and assumptions involve matters that are inherently uncertain and require our subjective and complex judgments. If we used different estimates and assumptions or used different ways to determine these estimates, our financial results could differ.

Our actual business and financial results could differ from our estimates of such results, which could have a material negative impact on our financial condition and reported results of operations.

The percentage-of-completion method of accounting for contract revenues involves significant estimates that may result in material adjustments, which could result in a charge against our earnings.

We recognize revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of our performance because it directly measures the value of the services or products transferred to the customer. Subcontractor materials, labor and equipment included in revenue and cost of revenue when management believes that we are acting as a principal rather than as an agent (e.g., we integrate the materials and labor into the deliverables promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). In the contracts, other than the Original Contract Sum, there is a Variation Order Sum (provisional amounts) included in the same contract in which we are allowed to perform extra work or billed extra materials to fulfill the contracts. We generally accounted for the performance obligation of this Variation Order together with the performance obligation of the original contract as a single deliverable (a single performance obligation). Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client. Project mobilization costs are generally charged to project costs as incurred when they are an integrated part of the performance obligation being transferred to the customer.

Accounting for our contract-related revenues and costs and other expenses requires management to make a variety of significant estimates and assumptions. Although we believe we have the experience and processes to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates may change significantly in the future and could result in the reversal of previously recognized revenues and profit. Accordingly, such changes could have a material adverse effect on our financial position and results of operations.

We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

We are dependent on the income generated by our subsidiaries in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our operating subsidiaries will depend on many factors, including such subsidiaries’ results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Our significant shareholders have considerable influence over our corporate matters.

Pui Lung Ho beneficially owns and controls 8,000,000 Ordinary Shares that correspond to 53.33% of our issued and outstanding Ordinary Shares. Mr. Ho holds a controlling interest in us and consequently, holds considerable influence over corporate matters requiring shareholder approval, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price

Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholders have, either collectively or individually, considerable influence over our corporate matters, their interests may differ from the interests of our company as a whole. These shareholders could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our Company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our future marketing efforts will likely require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We own certain intellectual properties. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Counterparties may breach confidentiality, invention assignment and non-compete agreements, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties, especially since we do not manage or control the intellectual property rights of any of our suppliers. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in HK SAR, China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including the emergence of an epidemic, pandemic, social unrest, terrorist attacks, or natural disasters.

Our business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, pandemics, social unrest, war, riots, terrorist attacks, or other public safety concerns. If we were to experience a natural or man-made disaster, disruption due to social or political unrest, or disruption involving electronic communications or other services used by us or third parties with which we conduct business, the continuity of our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our business exposure and operations in HK SAR, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business could also be adversely affected if our employees are affected by epidemics, pandemics, natural or man-made disasters, disruptions due to social or political unrest or disruption involving electronic communications. In addition, our results of operations could be adversely affected to the extent that any epidemic or pandemic harms the Chinese or global economy in general. The incidence and severity of disasters, epidemics or pandemics or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

In addition, although the recent outbreak of COVID-19 has caused, and may continue to cause, companies in China and the rest of the world, including us and certain of our business partners, to implement temporary adjustment of work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may experience lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business operations depend on our professional staff and the continued services of these individuals. If any of our employees is suspected of having contracted COVID-19, we may be required to apply quarantines or suspend our operations. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

Given the ever-evolving nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected.

The impact of COVID-19 on our business, financial condition, and results of operations includes, but are not limited to, the following:

●	The closure of our offices and suspension of construction / contracting operations;
●	The suspension of all in-person consultations, marketing, and advertising activities; and
●	Our results of operations were negatively affected by the COVID-19 pandemic in the first half year of 2020 and 2022. Under the disease prevention measures and arrangement announced by the HK SAR Government, on-site works were suspended for around 3 months from February through April 2020. During the first half year in 2022, a high amount of people got infected, which led to a shortage of labor in both office support and at the construction sites.

Although the effects of COVID-19 have abated in 2023, and global regulators have generally relaxed various pandemic control rules, there remains some uncertainty surrounding the spread of COVID-19, and any business disruption and related financial impact coronavirus continues to remain uncertain.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Ordinary Shares.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. The value of the Hong Kong dollar against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar.

Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from our initial public offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Increases in labor costs and an ageing labor force may adversely affect our business and results of operations.

In recent years, the economy in HK SAR and globally has experienced general increases in inflation and labor costs. As a result, average wages in HK SAR and certain other regions are expected to increase. In addition, we are required by HK SAR laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits. Those employers who fail to make adequate payments may be subject to fines and other penalties. As a result, we expect that our labor costs, including wages and employee benefits, will continue to increase.

According to the Census and Statistics Department of Hong Kong, most of the prices of raw materials and workers’ wages have moderately increased over the past six years. In particular, the ageing workforce in the local construction industry has been one of the significant issues and the market demand for experienced workers has remained strong. However, the shortage in skillful workers for both general and special trades in the construction may result in higher expenditure for fitting-out works service providers to retain high-caliber workers in order to ensure timely delivery of fitting-out projects. As a result, recruiting a pool of sufficient labor force while maintaining the business operations economically has become one of the market challenges for fitting-out works contractors.

Unless we are able to hire able and skilled workers and control our labor costs or pass on these increasing labor costs, our financial condition, and results of operations may be adversely affected.

Our business is susceptible to government policies and macroeconomic conditions.

The market growth of construction industry in HK SAR highly correlates to government policies and macroeconomic environment. Particularly, during economic downturns, due to limited financial budgets, property developers and tenants are more conservative to invest capital resources to renovate their living spaces and select high-end products, such as furniture and marbles imported from overseas. On the other hand, government policies, such as urban renewal and development program and land sales, may affect the availability of land for property developers to construct and subsequently the demand for fitting-out works in HK SAR may deteriorate. In fact, according to Lands Department, the area of land sales has dropped from approximately 342.6 thousand square meters in 2014 to approximately 149.6 thousand square meters in 2019. As a result, the issue of overreliance on government policies and cyclical nature of construction works may adversely impact the development of fitting-out works market in HK SAR.

We may not be able to meet higher customers’ expectation.

Attributable to an increasing domestic household income, more people in HK SAR are willing to invest extra to pursue a better living environment and enhance their living standards. As a result, fitting-out service providers may confront with higher customers’ requirements as they may prefer the application of high-quality building materials to create a decent aesthetic decoration around their living spaces. Moreover, as the cost of owning and renting a unit is relatively high in HK SAR, property owners and generally have higher demand for the quality of fitting-out works. Thus, competent service providers are required to demonstrate a variety of capabilities, such as project management and craftsmanship, in order to meet the enhanced requirements from customers and outperform their competitors among this highly competitive market environment. If we are unable to meet such enhanced expectations, our business will be adversely affected.

Our financial statements have been prepared on a going concern basis and we must raise additional capital beforehand to fund our operations in order to continue as a going concern. If we are unable to do so or on terms commercially acceptable to us and we are unable to improve our liquidity position, we may be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

As of December 31, 2022, 2021 and 2020, we had an accumulated deficit of $2,221,822, $1,624,941 and $1,270,198, and working capital deficit of $1,281,671, $518,589 and $894,295 respectively. As the Company has an accumulated deficit and has a working capital deficit, net cash outflows from operating activities, our auditor, WWC, P.C. had raised substantial doubt about our ability to continue as going concern.

Management plans to focus its resources on smaller scale engineering projects that generate sustainable positive profit margins. Additionally, the Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations. If we are unable to improve our liquidity position, we may not be able to continue as a going concern, and therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

Risks Related to Doing Business in Hong Kong SAR

Changes in political, social and economic policies in any of China, the U.S. or Europe may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business operations are primarily conducted in China. Accordingly, we are affected by the economic, political and legal environment in China.

In particular, China’s economy differs from the economies of most developed countries in many respects, including the fact that it:

●	has a high level of government involvement;

●	is in the early stages of development of a market-oriented economy;

●	has experienced rapid growth; and

●	has a tightly controlled foreign exchange policy.

China’s economy has been transitioning from a planned economy towards a more market-oriented economy. However, a substantial portion of productive assets in China remain state-owned and the PRC government exercises a high degree of control over these assets. In addition, the PRC government continues to play a significant role in regulating industrial development by imposing industrial policies. For the past three decades, the PRC government has implemented economic reform measures to emphasize the utilization of market forces in economic development.

China’s economy has grown significantly in recent years; however, there can be no assurance that such growth will continue. The PRC government exercises control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures benefit the overall economy of China, but may also have a negative effect on our business. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. As such, our future success is, to some extent, dependent on the economic conditions in China, and any significant downturn in market conditions may materially and adversely affect our business prospects, financial condition, results of operations and prospects.

HK SAR and China’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you.

We have virtually all of our operations in HK SAR. In fiscal year 2019, we generated 6% of our revenue from mainland China for referring sub-contractors to a work site in mainland China. Since then, all our revenue has been generated in HK SAR. The HK SAR legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of HK SAR to China, China had to accept some conditions such as HK SAR’s Basic Law before its return. The Basic Law ensured HK SAR will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement had given HK SAR the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in HK SAR and the PRC’s pledge to allow a high degree of autonomy in HK SAR. They considered, for example, that the proposals in Article 23 of the Basic Law in 2003 (which was withdrawn due to mass opposition) might have undermined autonomy. On June 10, 2014, Beijing released a new report asserting its authority over the territory. This ignited criticism from many people in HK SAR, who said that the Communist leadership was reneging on its pledges to abide by the “one country, two systems” policy that allows for a democratic, autonomous HK SAR under Beijing’s rule.

If the PRC were to, in fact, renege on its agreement to allow HK SAR to function autonomously, this could potentially impact HK SAR’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in HK SAR may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the HK SAR legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

By contrast, China’s legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system. As a result, recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules and many have retroactive effects. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations, which could change at any time with little advance notice, could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules, which could change at any time with little advance notice, are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

We may have to resort to administrative and court proceedings to enforce our legal rights from time to time. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based partly on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On November 14, 2021, the Cyberspace Administration of China (“CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

We do not expect to be subject to the cybersecurity review by the CAC, given that: (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities and (iv) our operations are in HK SAR, a Special Autonomous Region apart from mainland PRC. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

We believe that we have been in compliance with the data privacy and personal information requirements of the CAC. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company in connection with the Company’s or its subsidiaries’ operations. The Company is currently not required to obtain regulatory approval from the CAC nor any other PRC authorities for its and its subsidiaries’ operations in HK SAR. Further, the PRC laws or regulations related to data security are not enforceable in HK SAR.

We may be subject to a variety of laws and other obligations regarding data protection in HK SAR. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on 20 December 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfillment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate.

Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on 8 October 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e. unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

Our directors are of the view that we are not likely to be in breach of the PDPO and the PDPAO, for the following reasons: (i) using our products and services do not require providing users’ personal information and (ii) we possess minimum amount, if not none of the personal information in our business operations. Nonetheless, we are subject to laws and regulations relating to the collection, storage, use, processing, transmission, retention, security and transfer of personal information and other data. The interpretation and application of laws, regulations and standards on data protection and privacy are still uncertain and evolving. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may be subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. In addition, laws, regulations and standards on data protection and privacy continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices.

The Opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council and the New Overseas Listing Rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; if a domestic company fails to complete the filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

On February 24, 2023, the CSRC revised the Archives Rules issued in 2009. The revised Archives Rules came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep the working papers they compile (such as the records of working plan and procedure, evidence and supporting materials related to the services which are obtained and prepared by the aforementioned service providers) within the territory of the PRC. If such working papers need to be taken abroad, approval shall be obtained in accordance with relevant provisions.

The Trial Measures, and the revised Archives Rules, do not presently subject us to additional compliance requirements as we are not a “domestic company” and they have no general application in HK SAR because of the Basic Law. However, we cannot assure you that they will not apply to us in the future. If they do eventually apply to us, we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Any failure by us to fully comply with new regulatory requirements, including but limited to the failure to complete the filing procedures with the CSRC if required, may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in the HK SAR, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We face significant competition in the E&M market due to a large amount of E&M service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on 14 December 2015. It lays down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in HK SAR; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in HK SAR; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in HK SAR. Currently, the merger rule only applies to the telecommunications section and is not applicable to our business.

Our directors confirm that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business, in particular when tendering is one of our major means of securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. We may also inadvertently infringe the Competition Ordinance and under such circumstances, we may be subject to fines and/or other penalties, incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

The recent spate of government interference by the PRC government into business activities of U.S. listed Chinese companies may negatively impact our operations, value of our securities and/or significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

Further, given the Chinese government’s significant oversight and discretion over the conduct of our business operations in HK SAR and China, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and consequently, the value of our Ordinary Shares. The Chinese government could also significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation common in the United States are generally difficult to pursue as a matter of law or practicality in China. For example, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China in China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator, such as the Department of Justice, the SEC, the PCAOB and other authorities, to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in HK SAR. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. However, U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business may be subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. These regulatory requirements may be more stringent in certain jurisdictions than in China. These laws and regulations may impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;
●	mandatory changes to our network and products;
●	disgorgement of profits, fines, and damages;
●	civil and criminal penalties or injunctions;
●	claims for damages by our customers or channel partners;
●	termination of contracts;
●	loss of intellectual property rights;
●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings
●	necessary to conduct our operations; and
●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any reviews by regulatory agencies or legislatures may result in similar substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations.

Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (“HFCA Act”) if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, WWC P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in San Mateo, CA, and is subject to inspection by the PCAOB on a regular basis with the last inspection in November 2021. Therefore, we believe that, as of the date of this annual report, our auditor is not subject to the PCAOB determinations.

However, the recent developments would add uncertainties and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Furthermore, according to Article 177 of the PRC Securities Law, the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. Our Ordinary Shares could be delisted and prohibited from being traded on the Nasdaq Capital Market or any other U.S. stock market under the HFCA Act if it is determined in the future that our auditor is unable to be fully inspected or investigated by the PCAOB. Article 177 is a recently promulgated provision and, as the date hereof, there have not been implementing rules or regulations regarding the application of Article 177, it remains unclear as to how it will be interpreted, implemented or applied by the CSRC or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC.

If trading in our Ordinary Shares is prohibited under the HFCA ACT in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. For the any aforementioned concerns, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing.

Risks Related to Ownership of Our Ordinary Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the Securities and Exchange Commission and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer” and a British Virgin Islands company and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is deemed our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. For example:

●	our independent directors do not need to hold regularly scheduled meetings in executive session (rather, all board members may attend all meetings of the board of directors);

●	the compensation of our executive officers is recommended but not determined by an independent committee of the board or by the independent members of the board of directors; and our Chief Executive Officer is not prevented from being present in the deliberations concerning his compensation;

●	related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; share issuances that will result in a change in control; the issuance of our shares in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

●	we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards. Therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our Chairman and Chief Executive Officer, Mr. Pui Lung Ho owns a majority of our Ordinary Shares and we are a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Accordingly, we will be a controlled company under the applicable Nasdaq listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of our initial public offering. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please see “Risk Factors – Our significant shareholders have considerable influence over our corporate matters.”

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, and current reports with respect to our business and operating results.

As a result of disclosure of information in this report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares were determined through negotiations between the underwriter and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchased our Ordinary Shares in our initial public offering, you may not be able to resell those Ordinary Shares at or above the initial public offering price. We cannot assure you that our Ordinary Shares’ initial public offering price, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in HK SAR or the People’s Republic of China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our shares, regardless of our actual operating performance.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s substantial shareholders, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. A few shareholders hold a significant portion of our Ordinary Shares and these are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent we determine that the proposed uses of the net proceeds from our recent initial public offering are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to our recently completed initial public offering, there was no active trading market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained. You may not be able to sell your Ordinary Shares at the market price, if at all, if trading in our Ordinary Shares is not active.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Accordingly, we will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

In order to address and resolve the foregoing material weakness, we will implement measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring outside financial personnel with requisite training and experience in the preparation of financial statements in compliance with applicable Securities and Exchange Commission requirements within six months from the completion of our initial public offering. We have budgeted $500,000 from the offering proceeds to improve our internal controls.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in British Virgin Islands or HK SAR based on U.S. or other foreign laws against us, our management or the experts named in the prospectus

Although we are a BVI incorporated company, we conduct substantially all of our operations in HK SAR and substantially all of our assets are located in HK SAR. In addition, a majority of our directors and executive officers reside within HK SAR, and most of the assets of these persons are located within HK SAR. As a result, it may be difficult for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of the HK SAR may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

HK SAR is a Special Administrative Region of the People’s Republic of China. A foreign judgment can be registered and enforced in HK SAR either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is, in essence, an independent suit in HK SAR and the judgment creditor must follow normally applicable service procedures. Judgments entered in the United States and the United Kingdom can be enforced in HK SAR only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a HK SAR court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in HK SAR, it is governed by private international law as interpreted in HK SAR, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and HK SAR public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are incorporated in the British Virgin Islands and conduct substantially all of our operations in HK SAR through our wholly-owned HK SAR subsidiary. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the British Virgin Islands or in HK SAR in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the British Virgin Islands and HK SAR may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States or HK SAR, although the courts of the British Virgin Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs will be governed by our Amended Memorandum and Articles, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our Ordinary Shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company and whose management, directors and/or major shareholders were also incorporated, resident, or otherwise established in a United States jurisdiction.

A member of the Company is entitled, on giving written notice to the Company, to inspect (a) the memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the British Virgin Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934 (the Exchange Act”), and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the British Virgin Islands.

There is no statutory enforcement in the British Virgin Islands of judgments obtained in the U.S., however, the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

The British Virgin Islands courts are unlikely:

●	to recognize or enforce against the Company, judgments of courts of the U.S. predicated upon the civil liability provisions of the securities laws of the U.S.; and

●	to impose liabilities against the Company, predicated upon the certain civil liability provisions of the securities laws of the U.S. so far as the liabilities imposed by those provisions are penal in nature.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

We could become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of Wang & Lee Contracting Limited because we own 100% of its stock. However, even if we take into account the assets and income of Wang & Lee Contracting Limited, we may still be considered a PFIC in 2023 and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets, including the cash raised pursuant to our initial public offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our Ordinary Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for 2023 or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our Ordinary Shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under British Virgin Islands law and provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due or having the value of the Company’s liabilities exceed the value of the Company’s assets. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Ordinary Shares will likely depend entirely upon any future price appreciation of the Ordinary Shares. There is no guarantee that the Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in the Ordinary Shares and you may even lose your entire investment in the Ordinary Shares.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the British Virgin Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition to the risks addressed above, our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after our initial public offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our shares, distort the market perception of our share price and our Company’s financial performance and public image, negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Corporate Structure

We are a British Virgin Islands company incorporated on May 20, 2021, as a holding company of our business, which is primarily operated through our indirectly wholly-owned HK SAR subsidiary, WANG & LEE CONTRACTING LIMITED. We do not use variable interest entities in our corporate structure.

Wang & Lee Engineering Limited was founded in 1981 and we mainly conducted electrical work until December 3, 1992. By 1990, we had provided services for many shops, factories and residential buildings and began providing other installation work. WANG & LEE CONTRACTING LIMITED, formerly known as WANG & LEE ENGINEERING (M/E) LIMITED was incorporated in HK SAR on December 3, 1992. It changed its name to WANG & LEE CONTRACTING LIMITED on May 2, 1995, to reflect the expanded scope of work it now provides. Wang & Lee Engineering Limited was wound up in 2003.

Prior to our initial public offering, WANG & LEE GROUP, Inc. is 100% owned by another British Virgin Islands company, WANG & LEE BROTHERS, Inc. which holds all 8,000,000 of its issued and outstanding Ordinary Shares. WANG & LEE BROTHERS, INC, is in turn 100% owned by Mr. Pui Lung Ho, our Chief Executive Officer and Chairman.

Prior to the corporate reorganization which took place for the purposes of the initial public offering, WANG & LEE CONTRACTING LIMITED was owned by two individuals, Sau Lee Shirley Kam and Pui Lung Ho who held 3,899,999 shares and one share, respectively. On July 2, 2021, they transferred all their shares in WANG & LEE CONTRACTING LIMITED to WANG & LEE HOLDINGS, Inc.

On April 20, 2023, we announced the pricing of our initial public offering of 1,600,000 Ordinary Shares at $5.00 per share and commencement of trading of our Ordinary Shares on the Nasdaq Capital Market under the symbol, “WLGS”. On April 24, 2023, we announced the closing our initial public offering with gross proceeds of $8,000,000.

The corporate structure chart below sets out our structure of our group of companies:

*WANG & LEE GROUP, Inc. is the holding company and registrant.

** WANG & LEE CONTRACTING Limited is our operating company.

B.	Business Overview

Overview

We are, WANG & LEE CONTRACTING LIMITED, a construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems (“E&M”), which include low voltage (220v/phase 1 or 380v/phase 3) electrical systems, mechanical ventilation and air-conditioning systems, fire service systems, water supply and sewage disposal system installation and fitting out for the public and private sectors. WANG & LEE CONTRACTING LIMITED has mainly undertaken projects that are related to the supply, installation and maintenance of the following systems:

●	Low voltage (220v/phase 1 or 380v/phase 3) electrical systems to power building equipment and services, such as lighting, air-conditioning and elevator etc.;
●	mechanical ventilation and air-conditioning systems (“MVAC”); and
●	fitting out for commercial buildings and offices; and
●	other E&M systems such as fire services, which includes fire prevention, detection, suppression and extinguishing systems and plumbing and drainage systems.

WANG & LEE CONTRACTING LIMITED is also able to provide design and contracting services to all trades in the construction industry. Its clients range from small startups to large companies.

Nowadays, buildings are going certifiably green. As we have become more conscious of the effect our installation and works have on the environment and on us directly, organizations have developed voluntary methods of rating the environmental impact and efficiency of buildings, and other similar structures. Assessments take place both during design and after completion. Existing structures or commercial interior spaces can also be rated. Our team provides every effort to be environmentally conscious with a focus on designs that promote energy and water efficiency, indoor environment quality, and the responsible discharge of wastes.

WANG & LEE CONTRACTING LIMITED has been providing construction contracting services in HK SAR for almost 40 years and have been awarded:

●	ISO9001:2015 Quality Management System Standard for Design, Supply and Installation of Low Voltage Electrical, Mechanical Ventilation and Air-conditioning Systems (as defined in Electricity Ordinance Chapter 406”;
●	ISO 14001:2015 Environmental Management System Standard for Design, Supply and Installation of Low Voltage Electrical, Mechanical Ventilation and Air-conditioning Systems (as defined in Electricity Ordinance Chapter 406”;
●	ISO 45001:2018 Occupational Health and Safety Management System Standard for Design, Supply and Installation of Low Voltage Electrical, Mechanical Ventilation and Air-conditioning Systems (as defined in Electricity Ordinance Chapter 406”;
●	H.K.E.M.S.D. Registered Electrical Contractor;
●	H.K.F.S.D. Registered Fire Service Installation Contractor;
●	H.K. Building Authority Registered Class II, III Type A, B, D, E, F, G Minor Works Contractors;
●	H.K. Water Authority Grade 1 Plumber’s license.

Additionally, WANG & LEE CONTRACTING LIMITED a registered Class 1 Fire Service Installation Contractor with the Fire Services Department, Specialist Contractor in Ventilation Works under the Building Ordinance (Cap 123) Section 8A, registered Minor Works Contractor (Company) for Classes II and III (covering under alteration and addition works, repair works, drainage works, works relating to structures for amenities, finishes works and demolition works) under the Building Ordinance (Cap 123) Section 8A and registered Electrical Contractor under the Electricity (Registration) Regulations (Cap 406 Sub Leg.).

All of WANG & LEE CONTRACTING LIMITED’s projects were predominantly in the private sector for fiscal years 2022, 2021 and 2020. WANG & LEE CONTRACTING LIMITED provides a wide range of large sitework construction services to private construction customers, including commercial and residential developers and local businesses. WANG & LEE CONTRACTING LIMITED’s recent projects include two well-known theme parks in HK SAR – Ocean Park and Hong Kong Disneyland where it carried out various low voltage electrical work for the theme parks, such as installation of emergency power supply system, lighting, etc. WANG & LEE CONTRACTING LIMITED competes for private construction projects primarily on the basis of the breadth of its service capabilities and its reputation for quality. We believe we are well-positioned to capitalize on the strong momentum after the COVID-19 pandemic restrictions were lifted in commercial and residential private construction sectors driven by population and economic expansion in HK SAR and mainland China.

WANG & LEE CONTRACTING LIMITED’s primary market is in the E&M market in HKSAR (the “market” or “local market”) which, in turn is broken down into low voltage electrical system, MVAC, fire services, plumbing and fitting out works. Supported by its local market presence and knowledge, as well as scale advantages attributable to its vertical integration, geographic reach and strong financial profile, we believe WANG & LEE CONTRACTING LIMITED is a significant player in each of E&M the markets in HK SAR that it serves. For all but the very largest projects, it competes primarily against HK SAR local firms that have similar qualifications and experience. By virtue of this locally driven competitive dynamic, competition in our industry is characterized by relative market share, which we define as the percentage of jobs we win in a local market compared to the jobs we bid in a local market. WANG & LEE CONTRACTING LIMITED’s average a bid/win rate of 26-40% compared to the highest average bid/win rate of one of its competitors of 48% (Source: https://www.emsd.gov.hk/minisites/voice/en/special_issue2015/p2.html).

Our Services

As a construction contractor, WANG & LEE CONTRACTING LIMITED’s principal business has been in the provision of E&M engineering services. For each of the years ended December 31, 2022, 2021 and 2020, the total revenue derived from E&M engineering services was HK$32,649,726 (US$4,169,931), HK$32,138,725 (US$4,135,059) and HK$31,598,957 (US$4,074,258) respectively. Depending on our customers’ needs and requests, it may provide integrated E&M engineering services covering design, supply, installation and maintenance for MVAC system, low voltage electrical system, fire services system, and plumbing and drainage system on a project-to-project basis.

WANG & LEE CONTRACTING LIMITED mainly undertakes projects that are related to the supply, installation and maintenance of the following systems depending on our customers’ needs and engagement:

(i)	Low voltage (220v phase 1 or 380v phase 3) electrical systems to power building equipment and services, such as lighting, air-conditioning and elevator etc.;
(ii)	MVAC systems, which refer to mechanical ventilation and air-conditioning systems;
(iii)	fitting out for commercial buildings and offices; and
(iv)	other E&M systems such as:

●	fire services, which includes fire prevention, detection, suppression, and extinguishing systems; and
●	plumbing and drainage systems.

The low voltage (220v/phase 1 or 380v/phase 3) electrical system monitors and controls, power supply to buildings to ensure other systems can function properly (including but not limited to lighting, MVAC systems and other systems). It normally comprises the main power supply, submain distribution system and final circuit system, lighting system, earthing and bonding system, lightning protection system, emergency generator power supply system with system pipework, electrical cable, and wiring works.

A MVAC system mainly covers the following functions:

●	Mechanical ventilation: regulating the inflow and outflow of air within buildings/spaces by channeling treated air into the building while extracting exhaust air out; and
●	Air-conditioning: controlling and maintaining the temperature and humidity of air within buildings/spaces.

It normally comprises mechanical ventilation fan and air-conditioning equipment including chiller, air handling unit, fan coil unit, water pumps, cooling tower, air-conditioner with system pipework, ductworks, electrical and control works.

Fitting out services for commercial buildings or offices, which are usually associated with E&M design, includes installing fixtures and furniture.

Apart from the low voltage electrical system, the MVAC system and fitting out services as mentioned above, we also engage in the provision of other E&M engineering services, including the supply, installation and maintenance of the following systems:

●	Fire services system, which refers to fire prevention, detection, suppression and extinguishing systems. Fire services system normally comprises a fire services control panel, fire detector and alarm system, sprinkler, fire hydrant and hose reel, smoke control, portable hand operated appliances and gas extinguishing systems, emergency lighting, audio and visual advisory system.
●	Plumbing and drainage system – the plumbing system of a building provides clean and stable water supply for occupants, including fresh water for drinking, cooking and washing purposes and seawater/fresh water for flushing system, and the functioning of the fire service system. The drainage system of the building provides the removal of waste water and rainwater through the drainage system into the city’s sewage system. A typical plumbing and drainage system of a building comprises pipework, valves, pumps and tanks.

The following table sets forth a breakdown of our revenue by different E&M engineering services for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,
	2022		2021		2020
	Revenue	% of Total Revenue	Revenue	% of Total Revenue	Revenue	% of Total Revenue
Low Voltage Electrical System	$1,028,162	25	$2,628,625	64	$2,293,206	56
MVAC System	502,556	12	299,985	7	862,290	21
Fitting Out	1,998,726	48	1,103,692	27	806,588	20

All projects in our fiscal years 2022, 2021 and 2020, are privately funded projects. WANG & LEE CONTRACTING LIMITED provides a wide range of large sitework construction services to private construction customers, including commercial and residential developers and local businesses. WANG & LEE CONTRACTING LIMITED competes for private construction projects primarily on the basis of the breadth of its service capabilities and its reputation for quality. As a result, we believe we are well-positioned to capitalize on the strong momentum in commercial and residential private construction sectors driven by population and economic expansion in HK SAR.

All of WANG & LEE CONTRACTING LIMITED’s projects are for offices, factories, hotels, hospitals, schools and educational institutes, theme parks and shopping malls and residential flats for construction companies, property developers, operators of a private hospitals and the government.

The following tables set forth the breakdown of our revenue by types of projects and by sectors for each of the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,
	2022		2021		2020
	Revenue	% of Total Revenue	Revenue	% of Total Revenue	Revenue	% of Total Revenue
Residential	$1,062,855	25	$1,640,852	40	$267,704	7
Non-residential	3,107,082	75	2,494,207	60	3,806,554	93

	For the years ended December 31,
	2022		2021		2020
	Revenue	% of Total Revenue	Revenue	% of Total Revenue	Revenue	% of Total Revenue
Private	$4,049,348	97	$4,135,059	100	$4,066,875	99
Public	120,589	3	-	-	7,383	1

Operational workflow

For illustration purposes, a simplified workflow of our typical E&M engineering operations is outlined as follows:

Our customers usually send us tender invitation letters or ask us to submit direct quotations for new projects. In deciding whether to proceed with specific tenders or not, we have to evaluate the manageability and profitability of such projects with reference to our resources, capacity and capability. Therefore, to maintain stability and profitability of our business operations, we tender a mixture of projects covering different project sizes and project types.

WANG & LEE CONTRACTING LIMITED is mainly a subcontractor. WANG & LEE CONTRACTING LIMITED served as the prime contractor on approximately 72%, 8% and 11% of its projects and as a subcontractor on the remaining 28%, 92% and 89% for the fiscal years 2022, 2021 and 2020, respectively. WANG & LEE CONTRACTING LIMITED will be directly engaged by its customers and responsible for liaising with the main contractor and other subcontractors subsequently engaged. WANG & LEE CONTRACTING LIMITED may also act as domestic subcontractor as engaged by other main contractors. In other cases, WANG & LEE CONTRACTING LIMITED enters into direct contract as main contractor with its customers.

Once we confirm our interest in submitting a tender, the potential customer will send us a tender invitation letter, which will request us to provide further information including, among others, project information, estimated project size, required contract commencement and completion date. Before we formally submit our tender, we may have a chance to conduct site visit if needed. We will then prepare for our tender submission. Our tender team will be responsible for the tender submission and the bidding process. Our tender team will prepare our tender submission. In terms of our pricing policy, our tender team will consider each project on a case-by-case basis taking into account of various factors such as (i) the specifications of the project; (ii) the estimated project cost which mostly includes (a) the subcontracting fees (if any), (b) equipment and material costs, (c) direct labor costs; (d) tender records of similar projects; and our current capacity and resources. Related market information, such as price fluctuations for equipment and materials and resources at the relevant time, are also considered. Our tender team will obtain preliminary quotation for equipment and materials from potential subcontractors and suppliers in respect of the engineering design at this stage in order to ascertain the costs expected to be incurred in purchasing such equipment and materials when we prepare the tender documents. All of our subcontractors go through stringent selection procedures to ensure that the products/services they provide meet the specification requirements of our customers. We also take into account of the manageability and profitability of such projects with reference to our resources, capacity and capability. We strive to maintain a balance between making a competitive bidding price against our competitors and maintaining a reasonable profit margin for each project. We may sometimes be invited to provide a quotation for a potential project from a customer directly. If we are interested to proceed with the project, our tender team will prepare the quotation documents. The steps for preparing the quotation documents are same as the ones as mentioned in the paragraph above regarding tender submission.

In general, it takes approximately two to five weeks for us to prepare and submit the tender.

After we have submitted our tender documents, we will attend an interview conducted by the customers. If the customer decides to award a contract to us, they will arrange for a letter of award or letter of acceptance to be signed by us. The customers will sign a formal contract with us subsequently.

A project team will be formed once we are awarded a contract, which usually comprises a project manager, a project in-charge, and a certain number of technical staff depending on the specific requirements imposed by the customers. The project manager is responsible for the overall management and supervision of the project and will be the chief liaison with our customers. The rest of the project team is responsible for project execution which include arranging subcontractors and suppliers, sourcing of equipment and materials, and performing relevant tasks as required in the contracts.

In the beginning of the project implementation stage, our project team will prepare a budget, also known as a cost sheet, stating the estimated costs to be incurred. We will record the actual costs incurred in our accounting system. The project manager will carry out cost analysis and make comparisons to actual costs incurred with the budget. According to the contract requirement if necessary, we will take out all the relevant insurance and bond for the project.

We will commence our work in accordance with the master program provided by our customer and will utilize the time period between the award of project and commencement of site works, usually five to six months’ time, for our preparation. The project team will prepare a budget/cost sheet with particulars of the estimated costs to be incurred. A detailed project plan will also be prepared by the project team and be submitted to the consultant designated by the customer for his approval. The project plan normally contains a project organization chart with resumes of key staff, preliminary installation program, equipment and material submission schedule, sample submission schedule and drawing submission schedule, which indicate all the work to be completed in accordance with the work plan and the program as contained in the tender documents.

We purchase major equipment and materials from our suppliers for the provision of our services. Before we place purchase orders, we will arrange to obtain the quotations previously provided from our suppliers and we may obtain price reduction for the products to be purchased from them. The suppliers usually deliver equipment and materials to the work sites directly or may arrange to ship equipment and materials, such as air-conditioners and chillers to container terminals in HK SAR and we will deliver such equipment and materials to the work sites. We store these equipment and materials at the work site, subject to the storage area available to avoid disruption. Our subcontractors, should we choose to use them typically provide certain minor materials and components, such as tiny metal and spare parts, with the costs included in their subcontracting charges. To ensure the quality of the equipment and materials sourced by both the subcontractors and us, our engineers are responsible for conducting quality control on materials used in projects.

We may not commence site works immediately after we are awarded with a project. The customer will issue a master program setting out the implementation period and order of the stages of the project. We will commence site work in accordance with such master program usually five to six months after we have been awarded with the project. We will utilize the time period between the awarding of the project and the commencement of site works for preparations such as preparing the budget and project plan, conducting a site inspection, making arrangements with and supervising our subcontractors and suppliers and sourcing of equipment and materials.

During the implementation stage, the project manager will conduct a site inspection from time to time to inspect the work progress and work quality. We will assign a designated project team member to supervise our subcontractors in order to ensure that all work performed are up to standard as required in the relevant contract. The subcontractors are required to report to us on a regular basis.

The project team and the customers will regularly have site progress meetings to report and follow up on relevant issues. Based on the amount of work completed, we make interim payment applications to our customers which set out the amount and value of work done on a monthly basis.

In some cases, customers may have modifications on the respective contractual terms including the scope of works, completion date and pricing. We may agree with our customers to carry out those works in title of variation orders with time and cost implication. We may prepare a quotation according to each variation order but the quoted sum is tentative only until it is further evaluated and confirmed by the customer.

Once the contract installation works are completed, we will perform the relevant system testing and prepare a report for customers’ acceptance together with corresponding operating and maintenance manual and as-fitted drawings. If the customer is satisfied with our work, the customer will issue a practical completion certificate and release our performance guarantee, if any, together with part of the retention money. If we expect any delay in completion, the main contractor will issue a notification of delay to the customer. After the completion of the project, all the notifications of delay will be sent to the architect of the customer for assessment to determine the number of days extended and thereafter determine whether any liquidated damages will be payable to the customer. During the years ended December 31, 2022, 2021, and 2020, we had no record of payment of any liquidated damages to our customers.

In general, it takes approximately one month to 24 months to complete a project.

After the practical completion, there is generally a year defect liability period. During this period, we are required to make good on any defect in the systems we provided and installed and other defective works at our own costs. The remaining amount of the retention money will be released usually within 14 days after the issue of the certificate of completion of making good defects.

Teams

We operate via a highly efficient, robust and cross-functional structure that allows for a healthy and progressive growth in size, skill and quality.

The following organizational chart shows the relationship between WANG & LEE CONTRACTING LIMITED’s various divisions and departments. All chart components contribute as required to the overall effort of engineering and construction of any specific project. We assign a dedicated team to each project. This team is composed of a group of skilled individuals assigned from various divisions on a full-time basis as required. Team members perform their respective duties in accordance with a set planned schedule and budget.

Pricing strategies

We adopt a cost-plus pricing model in setting our tender prices for all projects. On a case-by-case basis, we take into account of various factors, including but not limited to: (i) the project’s specifications; (ii) the estimated project cost which mainly comprises (a) subcontracting fees, (b) equipment and material costs, and (c) direct labor costs, with reference to preliminary quotations from our subcontractors and suppliers; (iii) tender records and experience for projects of similar nature, scope and complexity; and (iv) our capacity and resources at the relevant time. We would also make reference to market information such as expected fluctuations in equipment and material costs, mainly MVAC system, in arriving at our final tender price.

Our projects are in general labor intensive. Despite the fact that we could engage subcontractors to carry out certain site works and complete certain tasks as required in the contracts with our customers, substantial involvement by our project teams in the project implementation phase is required. For instance, our project teams need to prepare budget and project plan, conduct site inspections, make arrangements with and supervise our subcontractors and suppliers, source equipment and materials, and take up relevant tasks as required in the contracts. Any material deviation in the actual time and resources spent from initial estimation may result in significant cost overruns, which may in turn adversely affect our financial results. As such, in order to avoid exceeding our capacity and having an adverse impact on our financial performance resulting from excessive tendering, we may decline tender invitations.

Equipment and material costs deployed in projects are also crucial factor which, may impact our financial performance. In the preparation of tenders to our customers, we obtain preliminary quotations from our suppliers to ensure the equipment and material costs to be deployed in projects are accurately assessed. After projects are awarded to us, our engineers will make sure that the equipment and materials to be ordered from suppliers can match the projects’ specifications. With a view to further improving our profit margin from projects, we also strive to pursue better offers and terms than those set out in the preliminary quotations from the relevant suppliers. Particularly, for projects which allow us to have flexibility in the selection of suppliers, we source specifications-matching equipment and materials deployed at the most competitive pricing terms. In addition, suppliers may offer price reductions, taking into account factors including purchase quantity, exchange rates, cost of materials, market competition and whether the supplier is desirous of providing the equipment and materials in specific projects. Consequently, these projects usually give rise to higher gross profit margins.

Apart from the above, we have also implemented the following measures to manage our risk of cost overruns:

(i)	a detailed estimation of time and costs expected to be incurred in a project is prepared by our engineers and will be reviewed by the management before submission to our customers;
(ii)	a fixed scope of work will be agreed upon with customers, based on which our tender is prepared. We accept customers’ requests for variation in the scope of work on the basis that a variation order has to be agreed upon. Our engineers will prepare budgets with expected time and costs on such requests for material variation orders and would not proceed prior to obtaining the approvals from our relevant project managers; and
(iii)	the project team will obtain preliminary quotations from potential subcontractors and suppliers in respect of various engineering designs in order to ascertain the costs expected to be incurred, thereby forming the cost assessment basis for our tenders. We have not experienced material irrecoverable cost overruns for the projects carried out in fiscal years 2022, 2021 and 2020.

Safety and Quality

WANG & LEE CONTRACTING LIMITED implements a safety monitoring system to ensure that all employees and related parties maintain a high standard of safety. In addition to that, safety trainings are provided and a safety committee will always be formed for each project. The safety committee will perform scheduled inspections, risk assessment, hold safety meetings, and other safety-related tasks.

To emphasize our commitment to safety, safety is taken into consideration from the design stage. We scrutinize every aspect of the project so that it can be completed in a safe manner at every stage. While the project is in process, strict management and installation controls are implemented to ensure that a high standard of safety is held. After the completion of the project, maintenance services are offered for the safety of the users.

We are committed to a quality assurance policy complying with ISO-9001 and ensuring that this policy is understood, implemented, and maintained throughout the group of companies. Our scope of certification includes design, supply and installation of low voltage electrical mechanical ventilation and air-conditioning systems. In addition to that, every section of projects is required to go through quality and control inspections by our professional team. We believe that the high quality and safety assurance we provide to our clients will give them the peace of mind that they deserve.

Environment

We have become more conscious of the effect our installation and works have on the environment and on us directly. Organizations such as Hansecontrol Dongguan Technology Consulting Services Limited, JNE Consulting Limited, and Hok International (Asia/Pacific) Limited have developed voluntary methods of rating the environmental impact and efficiency of buildings, and other similar structures. Assessments take place both during design and after completion. Existing structures or commercial interior spaces can also be rated.

If requested, our team will advise on energy efficiency, water efficiency, land use, pollution, waste and indoor environmental quality and impact.

Competitive Strengths

We believe that the following strengths have contributed to our success and are differentiating factors that set us apart from our peers.

●	Customer and Revenue Diversification. WANG & LEE CONTRACTING LIMITED performs new construction services over a wide geographic footprint for both public and private clients. Its private projects accounted for 97%, 100%, 99% of our fiscal year 2022, 2021 and 2020 revenues respectively. While its undertakes large projects, it can perform many smaller to medium projects with varied complexity and there durations at the same time. In fiscal year 2022, 2021 and 2020, 11%, 12% and 15% respectively of its projects were small to medium projects under HK$1 million (US$127,717) with an average duration of approximately 3 months. We believe this strategy, coupled with our disciplined bidding process, yields revenue diversification and enables us to better manage our business through market cycles.

●	Consistent History of Managing Construction Projects and Contract Risk. WANG & LEE CONTRACTING LIMITED’s long and successful track record of over 40 years in each of the markets that it serves demonstrates an understanding of the various risks associated with construction contractor projects. On top of the years of experience, licenses and registrations are also a key factor of recognition in the market. WANG & LEE CONTRACTING LIMITED serves as the prime contractor on approximately 72%, 8% and 11% of its projects and as a subcontractor on the remaining 28%, 92% and 89% for the fiscal years 2022, 2021 and 2020, respectively. When serving as the prime contractor, it utilizes subcontractors to perform approximately 3% of the total project. The vast majority of its projects are fixed unit price contracts, pursuant to which a portion of its revenues is tied to the volume of various project components. It combines its experience, local market knowledge and fully integrated management information systems to effectively bid, execute and manage projects. It captures project costs such as labor and equipment expenses on a daily basis. its managers review daily project reports to determine whether actual project costs are tracking to budget.

●	Experienced Management Team. Our executive officers are seasoned leaders with complementary skill sets and a track record of financial success spanning over 40 years and multiple business cycles.

●	Commitment to deliver quality works and services with stringent quality, safety and environmental assurance. WANG & LEE CONTRACTING LIMITED is committed to provide high quality works and services. It has adopted stringent quality assurance measures that comprise monitoring, verifying, and validating the works and materials. Its quality management system has been accredited with ISO 9001 certificate by Accredited Certification International Limited (“ACI Limited”). Furthermore, it has also set up an environmental management system to promote awareness of environmental protection and prevent pollution of the environment resulting inform its works. Its environmental management system was accredited by ISO 14001 certification with ACI Limited. Furthermore, it has set up a comprehensive occupational health and safety management system to promote safe working practices among all employees and to prevent the occurrence of accidents through promoting safety awareness at the front line level. Its occupational health and safety management system has been certified to be in compliance with ISO 45001 by ACI Limited.

●	Long-term relationship with customers, suppliers and subcontractors. WANG & LEE CONTRACTING LIMITED has established long term relationships with its customers for a period up to 25 years, suppliers for a period up to 30 years and subcontractors for a period up to 30 years. Maintaining good customer relationships provides more opportunities to tender and also demonstrates its ability to provide high-quality work on time and budget. In addition, it has also maintained a good relationship with equipment and material suppliers as well as subcontractors. WANG & LEE CONTRACTING LIMITED is the authorized dealer of an American air-conditioning equipment manufacturer (the “air-conditioning equipment manufacturer”). Establishing a good relationship with suppliers enables it to have more flexibility in negotiating prices, resources allocation and project execution compared with competitors. Maintaining a good relationship with subcontractors will help reduce the risk of shortage or delay in the delivery of contract works, and ensure timely installation works. We consider partnering with these suppliers and subcontractors to be one of the key success factors for us to deliver high quality work to our customers.

Customers

We usually receive invitations from customers to submit tenders for potential projects. Our customers range from private individuals to office, factories, shopping mall and hotel owners, operators for hospitals, schools and educational institutes, theme parks, shopping malls and construction companies, property developers and even the HK SAR government.

For the years ended December 31, 2022, 2021 and 2020, we made 145, 178 and 156 submissions to our potential customers respectively, and our success rate was approximately 40%, 26% and 20% in each of the respective years, respectively.

The revenue generated by our five largest customers in aggregate accounted for approximately 88%, 88% and 81% of the total revenue for the years ended December 31, 2022, 2021 and 2020 respectively.

In fiscal year 2022, three customers accounted for more than 10% of our annual revenue - one for 49%, one for 15% and the last one for 12%. In fiscal year 2021, three customers accounted for more than 10% of our annual revenue, one for 33%, one for 32% and the last one for 12%. In fiscal year 2020, two customers accounted for more than 10% of our annual revenue – one for 39% and the other for 18%. Because of we work on a project basis, we do not have any long-term contracts with any one client.

Suppliers

Depending on our customers’ needs and requests, we may provide integrated E&M engineering services covering sourcing for supplies. WANG & LEE CONTRACTING LIMITED is the authorized dealer of an American air-conditioning equipment manufacturer (the “air-conditioning equipment manufacturer”) and enjoy the most preferable pricings. Establishing a good relationship with suppliers enables us to have more flexibility in negotiating prices, resources allocation and project execution compared with competitors. We typically enter into one-year non-exclusive dealership agreements with our suppliers and may renew dealership agreements upon the expiration of these dealership agreements. We are only allowed to sell the products within the designated territories as specified in the dealership agreement.

We work with our suppliers and manufacturers to plan ahead for its purchase and delivery of products to enable that they have sufficient stock to fulfil the current orders. We have generally not encountered any substantial delay or shortage in the supply of products.

Our five largest suppliers accounted for approximately 48%, 43% and 30% of the total actual costs for the years ended December 31, 2022, 2021 and 2020 respectively.

Seasonality

We do not experience any seasonality in our business.

Subcontractors

On occasion, WANG & LEE CONTRACTING LIMITED may engage subcontractors to carry out part of its work. WANG & LEE CONTRACTING LIMITED has not entered into any long-term agreement with its subcontractors and has historically not experienced any material difficulties or delays in completing its project due to failure to identify and engage suitable subcontractors.

WANG & LEE CONTRACTING LIMITED has a stringent process in selecting its subcontractors for its work. It has an internal approved list of subcontractors for quotation for each type of work. It takes into account of factors including, among others, assessment of their abilities and its previous work experience with them. For each project, it invites several subcontractors in this list for quotation. Its project team is responsible for selecting the most suitable candidate(s).

Market and Competition

The construction market in Hong Kong is dominated by a small number of large local contractors, a large number of overseas contractors, and a high level of sub-contracting, with substantial companies being both developers and contractors. According to the Hong Kong Census and Statistics Department, the gross value of construction works performed by main contractors in 2019 was recorded at US$17 billion, down from US$18.6 billion in 2018. Residential construction was the largest market in the industry during the period of 2015-2019, accounting for 43% of its total value in 2019 at US$7.3 billion (Source: https://www.trade.gov/market-intelligence/hong-kong-construction).

Due to the anti-government protests, the outbreak of COVID-19 and the U.S.-China trade tensions, the construction industry has been severely affected. The city’s gross value of construction works decreased 9.4% in the first quarter of 2020 to US$3.7 billion. The unemployment rate in the construction industry sharply increased to 11.2% in the second quarter of 2020, compared to 5% in the same quarter last year, rising to its highest level since mid-2009. According to GlobalData, the construction industry is expected to contract by 9.2% in 2020. However, a recovery phase may start in 2021 as the government will stimulate public and private sector investment in construction projects by investing US$127.6 billion in infrastructure by 2028-2029. Moreover, in July 2021, the Legislative Council approved US$92 billion Capital Work Reserve Fund for future public projects, showing signs of recovery and more job opportunity to the industry. (Source: https://www.trade.gov/market-intelligence/hong-kong-construction).

Key Drivers and Opportunities

Increasing demand from new construction projects

As stated in the 2021–22 HK SAR Government Budget Speech, approximately 101,400 public housing units are expected to be provided in the coming five years, while the private housing supply is targeted to remain an average annual level of 18,000 units from 2021 to 2025. Moreover, the Government introduced the “Green Schools 2.0” to subsidize primary and secondary schools in HK SAR (excluding government schools and profit-making schools) to replace existing air conditioners with new variable speed air conditioners, convert existing lights to LED lights, and install real-time energy monitoring systems in schools for the financial years from 2020–21 to 2024–25. Furthermore, according to the Government’s 2021–22 Budget Speech, HK$1 billion (US$129 million) is earmarked to install small-scale renewable energy systems at government buildings and infrastructure. The aforementioned programs and schemes initiated by the Government are expected to provide continued growth opportunities to the E&M engineering industry in HK SAR.

The increasing environmental awareness

With increasing level of environmental awareness, new buildings are usually designed with more environmentally friendly elements such as energy saving features. In general, latest technologies are employed in new buildings with green design. Therefore, such buildings cost higher than traditionally designed buildings with the value-added functions. For old buildings, refurbishment works to upgrade or improve the original building design so as to adapt to a green building design may be required. In conclusion, the increasing level of environmental awareness will provide more business opportunities to the E&M engineering industry in HK SAR.

Increasing demand for E&M engineering refurbishment

To improve the safety of residential buildings, the Government has increased its support for building rehabilitation projects through tightened regulations and enhanced subsidies. In 2012, the Government implemented the Mandatory Building Inspection Scheme (MBIS) to locate private buildings (except domestic buildings not exceeding 3 stories) over 30-years old that require revitalization. Furthermore, the Operation Building Bright 2.0 and Fire Safety Improvement Works Subsidy Scheme were launched in 2018. In 2019, the Government launched a HK$10.5 billion (US$1.35 billion) package to repair 5,000 buildings and 8,000 lifts across the city. In 2020, the Building Maintenance Grant Scheme for Elderly Owners was administered by the Hong Kong Housing Society for elderly owner-occupiers to repair and maintain their buildings and improve building safety. In 2021, HK$1 billion (US$129 million) will be funded by the Government to launch a subsidy scheme to assist old buildings to carry out drainage repair or enhancement works. With the increasing number of old buildings and Government subsidies, continued demand for repair and maintenance works for buildings is expected, which is expected to provide more growth opportunities to the E&M engineering industry in HK SAR.

Threats and Challenges

Relative Dependence on the Real Estate Market

The total receipts of the real estate sector in HK SAR decreased from HK$187.3 billion in 2012 to HK$179.6 billion in 2021, representing an average annual decrease of 0.5%. (https://www.censtatd.gov.hk/en/data/stat_report/product/B1010002/att/B10100022023MM04B0100.pdf) Amid uncertainties caused by unfavorable global economic environment, the E&M engineering industry, which is relatively dependent on the real estate market performance, especially the number of newly- built properties, would be adversely affected.

Labor Shortage and Increasing Labor Costs

Labor shortage and increasing labor costs may dampen the profitability of E&M engineering contractors. Also, difficulties in attracting and retaining experienced and qualified staff may delay the completion of the works and thereafter reducing the profitability of the E&M engineering industry. As a result, E&M engineering contractors, in particular those who fail to shift the increasing labor costs to customers, may face the problem of lowered profitability.

Going Concern

As of December 31, 2022, 2021 and 2020, we had an accumulated deficit of US$2,221,822, US$1,624,941 and US$1,270,198, and working capital deficit of US$1,281,671, US$518,589 and US$894,295 respectively. As the Company has an accumulated deficit and has a working capital deficit, net cash outflows from operating activities, our auditor, WWC, P.C. had raised substantial doubt about our ability to continue as going concern.

Management plans to focus its resources on smaller scale engineering projects that generate sustainable positive profit margins. Additionally, the Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations. If we are unable to improve our liquidity position, we may not be able to continue as a going concern, and therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

Entry Barriers

Lack of Proven Track Records

E&M engineering contractors can demonstrate their capabilities to deliver quality of works and meet tight project deadlines through proven track records. In general, customers may have less confidence in E&M engineering contractors who do not have proven track records. Therefore, potential E&M engineering contractors may have difficulties in entering the E&M engineering industry in HK SAR.

High Initial Capital Requirements

Substantial initial capital is required to enter the E&M engineering industry in HK SAR. First, it is compulsory for E&M engineering contractors to register with relevant government departments to perform public works. There is minimum financial capitalization requirement. For example, the minimum capital requirements set by the Housing Authority is HK$3.4 million (US$0.43 million). Also, E&M engineering contractors need to have sufficient funds to sustain daily operations and ensure smooth project execution. Prepayments such as surety bond which amounts to approximately 10% of the contract value and upfront payment which amounts to approximately 5% to 30% of the contract value depending on project complexity and scale are usually required. Hence, the high initial capital requirements set an entry barrier for potential E&M engineering contractors.

IMPACT OF COVID-19 ON THE CONSTRUCTION INDUSTRY IN HK SAR INCLUDING THE E&M ENGINEERING INDUSTRY

The COVID-19 pandemic has posed negative impacts on the HK SAR construction industry to a certain extent since early 2020. For example, a few construction projects were suspended for fourteen (14) days with identified COVID-19 cases. For the private sector, there were delays in the tendering process amid uncertainties caused by the COVID-19 pandemic whereas for public sector, the funding approvals for some public works were delayed as well. The full impact of the COVID-19 pandemic depends on the extent, duration, and resurgence of new COVID-19 cases. With the introduction of COVID-19 vaccines in early 2021, the outbreak of COVID-19 is expected to be put gradually under control. However, since it takes time for the citizens of HK SAR including construction workers to be vaccinated, investors and developers are yet to have restored their confidence in the HK SAR economy in 2021. According to the forecast of the Rating and Valuation Department, it is expected that the completion of private office and commercial projects to reach 275 thousand square meters and 173 thousand square meters respectively in 2022, which is the highest since 2015. Hence, we believe that these private offices and private commercial projects will drive up demand for the E&M engineering services and the construction industry starting from 2022.

Insurance

In general, WANG & LEE CONTRACTING LIMITED maintains insurance for employees’ compensation insurance policy with AIG Insurance Hong Kong Limited covering the liability to make payment in respect of death, injury or disability of our employees under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). We also maintain Contractors’ All Risks policy with AIG Insurance Hong Kong Limited which liabilities arising from potential damage to the buildings or structures under our subcontracted works as well as potential bodily injury to third parties or damage to third parties’ properties as a result of the performance of our subcontracted works. We believe that our current insurance policies are sufficient for our operations.

Intellectual Property

Trademarks

We have applied for the following trademarks to be registered:

Country	Trademark	Application Number	Application Date	Registration Number	Classes	Status
United States		90748036	May 31, 2021		37	Pending

HK SAR		TM205125_LY S01016220	May 31, 2021	305642578	37	Registered on November 3, 2021

United States		90757400	June 2, 2021		37	Pending

United States		97128648	November 15, 2021		37	Pending

Class 37- Building construction; repair; installation services.

We also have registered our domain name and website: wangnlee.com.hk.

Regulations

This section sets forth a summary of the material laws and regulations applicable to our business operations in HK SAR.

CONTRACTORS REGISTRATION REGIMES

Contractors Registration System for Building Works

Under section 2 of the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong) (the “Buildings Ordinance”), building works include any kind of building construction, site formation works, ground investigation in scheduled areas, foundation works, repairs, demolition, alteration, addition and every kind of building operation, as well as drainage works. A contractor carrying out building works in Hong Kong must register with the Building Authority as a general building contractor, a specialist contractor, or a minor works contractor.

Currently, there are five different categories of building works specified by the Building Authority as specialist works, including:

●	demolition works;
●	foundation works;
●	ground investigation field works;
●	site formation works; and
●	ventilation works.

Under section 8B(2) of the Buildings Ordinance, an applicant for registration as a specialist contractor must satisfy the Building Authority on:

(i)	if it is a corporation, the adequacy of its management structure;
(ii)	the appropriate experience and qualifications of his personnel;
(iii)	his ability to have access to plant and resources;
(iv)	the ability of the person appointed by the applicant to act for the applicant for the purposes of the Buildings Ordinance to understand building works and street works through relevant experience and a general knowledge of the basic statutory requirements.

An applicant for registration as a specialist contractor must satisfy the Building Authority that he has the necessary experience and, where appropriate, professional and academic qualifications, to undertake works in the specialist category. In considering each application, the Building Authority is to have regard to the qualifications, competence and experience of the following personnel of the applicant:

(i)	a minimum of one person appointed by the applicant to act for the applicant for the purposes of the Buildings Ordinance (the “Authorized Signatory”);
(ii)	if the applicant is a corporation, a minimum of one director from the board of directors of the applicant who is authorized by the board (the “Technical Director”) to:

(a)	have access to plant and resources;
(b)	provide technical and financial support for the execution of building works and street works;
(c)	make decisions for our Company and supervise the Authorized Signatory and other personnel for the purpose of ensuring that the works are carried out in accordance with the Buildings Ordinance; and
(d)	for a corporation which appoints a director who does not possess the required qualification or experience as the Technical Director to manage the carrying out of building works and street works authorized by the board of directors to assist the Technical Director.

In addition to the above key personnel, the applicant is also required to demonstrate that it has employed appropriate qualified staff to assist the applicant and the above key personnel to execute, manage and supervise the building works and street works. For registration as a registered specialist contractor, the applicant should also demonstrate that it has the access to engaging qualified persons to carry out the relevant specialized duties.

Registers

The Building Authority maintains a register of specialist contractors who are qualified to carry out specialized works specified in the category in the sub-register in which they are entered.

Scope of work that can be undertaken

Registered specialist contractors may only carry out specialized works in their corresponding categories as specified in the sub-registers in which they have been entered. We are required to apply for renewal of specialist contractor registration every year. We have been registered as a specialist contractor in the ventilation works category. For details of our specialist registration, please refer to “Business – Overview”. Failure to register as a specialist contractor could affect our businesses in Hong Kong SAR. As confirmed by our directors, we may engage approved subcontractors to carry out part of our engineering works to mitigate such risks, thereby ensuring the timely completion of the engineering projects. We have established long term relationships with our subcontractors for a period up to 30 years. Please refer to “Business — Competitive Strengths” and “Business — Subcontractors” for more details.

Registered minor works contractor

Under the Building (Minor Works) Regulation (Chapter 123N of the Laws of Hong Kong) (“Minor Works Regulation”), a subsidiary legislation under the Buildings Ordinance, certain building works are specified as “minor works”, which could be carried out without the Building Authority’s prior approval of building plans and consent to commence works. Minor works are categorized into three classes (Classes I, II and III) according to their nature, scale, complexity and risk to safety they pose:

●	Class I (a total of 44 items) comprises more complicated minor works and requires higher technical expertise and more stringent supervision, including the appointment of a prescribed building professional (the “Building Professional”), such as an authorized person and where necessary, a registered structural engineer and/or a registered geotechnical engineer;
●	Class II (a total of 40 items) comprise works that are less complex which can be carried out by registered contractors without the involvement of a Building Professional; and
●	Class III (a total of 42 items) comprise works of small scale and are common in household which can be carried out by registered contractors without the involvement of a Building Professional.

The works under each class of minor works are further classified into seven types:

(i)	Type A (Alternation and Addition works);
(ii)	Type B (Repair Works);
(iii)	Type C (Works relating to Signboards);
(iv)	Type D (Drainage Works);
(v)	Type E (Works relating to Structures for Amenities);
(vi)	Type F (Finishes Works); and
(vii)	Type G (Demolition Works).

Under section 12(5) of the Minor Works Regulation, the Building Authority must not allow an application for registration as a registered minor works contractor unless the Authority is satisfied that:

(i)	in respect of each type of minor works under each class to which the application relates, at least one individual nominated as an authorized signatory for the type of minor works (a) has the qualifications and experience specified by the Building Authority; and (b) has the ability to understand that type of minor works through relevant experience and a general knowledge of the basic statutory requirements;
(ii)	the applicant has access to plants and resources;
(iii)	if the applicant is a corporation, (a) its management structure is adequate; and (b) at least one of its directors has the qualifications and experience specified by the Building Authority; and
(iv)	the applicant is suitable for registration in the register.

Under section 12(6) of the Minor Works Regulation, in deciding whether the applicant is suitable for registration in the register, the Building Authority must take into account (i) whether the applicant and the individual nominated as authorized signatory have any criminal record in respect of any offence under the laws of Hong Kong relating to the carrying out of any building works; and (ii) whether any disciplinary order has been made against the applicant or the individual. In considering each application for registration, the Building Authority is to have regard to the qualification, experience and suitability of the following key personnel of the applicant:

(i)	a minimum of one person appointed by the applicant to act for the applicant for the purpose of the Buildings Ordinance as the authorized signatory (the “AS”); and
(ii)	for a corporation, a minimum of one director from the board of directors of the applicant as the technical director (the “TD”), who is authorized by the board to:

(a)	have access to plants and resources;
(b)	provide technical and financial support for the execution of minor works; and
(c)	make decisions for our Company and supervise the AS and other personnel.

Registers

The Building Authority maintains a register of minor works contractors who are qualified to carry out minor works belonging to the class, type and item specified in the register in which they are registered.

Scope of work that can be undertaken

Minor works contractors shall only carry out such minor works belonging to the class, type and item specified in the register in which they are registered. We are a registered Class II and Class III minor works contractor. In particular, we are permitted to carry out Types A, B, D, E, F and G minor works. For details of our minor works registration, please refer to “Business – Overview”. Failure to register as a minor works contractor could affect our businesses in Hong Kong SAR. As confirmed by our directors, we may engage approved subcontractors to carry out part of our engineering works to mitigate such risks, thereby ensuring the timely completion of the engineering projects. We have established long term relationships with our subcontractors for a period up to 30 years. Please refer to “Business — Competitive Strengths” and “Business — Subcontractors” for more details.

Validity period and renewal of registration as registered specialist contractors and registered minor works contractors

Unless registration is removed by a disciplinary order, registration is valid for a period of three years from the date on which a person’s name is included in the register. Registration can be renewed upon its expiry by making prior application to the Building Authority in accordance with section 8C of the Buildings Ordinance and section 14 of the Minor Works Regulation for registered specialist contractors and registered minor works contractors respectively.

Application for renewal of registration should be made by the registered contractor to the Building Authority not earlier than four months and not later than 28 days prior to the date of expiry of the registration. Provided the application is made within the time limit and the renewal fee is paid, the existing registration will remain in force until the application for renewal is finalized by the Building Authority. Once renewed, a registration is valid for a period of three years from the expiry date of the previous registration.

We are required to apply for renewal of minor works contractor registration every three years pursuant to section 14 of the Minor Works Regulation. Our directors confirm that (i) we have been registered as a minor works contractor; (ii) we have effected the registrations for our operations in Hong Kong in all material aspects; and (iii) we have complied with the relevant requirements for maintaining these registrations.

WANG & LEE CONTRACTING Limited is a registered minor works contractor. It aims to facilitate building owners and occupants in carrying out small-scale building works safely and lawfully. Minor works are classified into three classes according to their nature, scale and complexity and the risk to safety they posed. WANG & LEE CONTRACTING Limited is able to carry out works in the low to medium risks categories.

Regulatory actions

Under section 13 of the Buildings Ordinance, a registered contractor (including a registered specialist contractor or a registered minor works contractor), or the director, officer or person appointed by the registered contractor to act on its behalf for the purposes of the Buildings Ordinance (collectively, the “persons subject to inquiry”) may be subject to inquiry by the disciplinary board appointed by the Building Authority under section 6 of the Buildings Ordinance where appropriate. The disciplinary board may, among others, order that: (i) the name of the person subject to inquiry be removed from the relevant register, either permanently or for such period as the disciplinary board thinks fit; (ii) the person subject to inquiry be fined, in the case of building works (other than minor works), a sum not exceeding HK$250,000 or in the case of minor works, a sum not exceeding HK$150,000; (iii) the person subject to inquiry be reprimanded; and (iv) the person subject to inquiry be prohibited from certifying or carrying out certain works, either permanently or for such period as the disciplinary board thinks fit.

Subcontractor Registration Scheme

To tender for and carry out capital works and maintenance works contracts in the public sector of Hong Kong as subcontractors, subcontractors shall be registered in one or more of the 52 trades in the Primary Register of the SRS (formerly known as the Voluntary Subcontractor Registration Scheme) managed by the CIC. In broad, the 52 trades cover common structural, civil, finishing, E&M works as well as supporting services. Some trades are further classified into several specialties with reference to specialization in the relevant industry. An approved contractor in relation to capital works and maintenance works in the public sector of Hong Kong is required to employ subcontractors registered from the respective trades available under the SRS.

Requirements for registration

To apply for registration in a trade on the Primary Register of the SRS, a corporate subcontractor shall comply with the following major entry requirements:

Criteria	Major Items
Project undertaken or comparable experience:	●	completion of at least one job within the last five years as a main contractor or subcontractor in the trades and specialties for which registration is applied, or comparable experience acquired by the applicant or its directors within the last five years; or
Qualifications on HK SAR Government registration scheme:	●	listings on one or more government registration schemes relevant to the trades and specialties for which registration is sought; or
Qualifications/working experiences on board of directors:	●	the applicant or its director having been employed by a registered subcontractor under the SRS for at least five years with experience in the trades and (where applicable) the specialties for which registration is sought, and having completed the prescribed training modules for subcontractors (or equivalent) conducted by the CIC; or
	●	the applicant or its director having registered as registered skilled worker under the Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong) for the relevant trade and (where applicable) the specialty with at least five years of relevant experience and having completed the prescribed training modules conducted by the CIC.

Validity period and renewal of registration

An approved registration is valid for three years or five years from the approval date. A registered subcontractor under the SRS shall apply for renewal within three months before expiry of the current registration by submitting an application in specified form and providing information and supporting documents to show continued compliance with the entry requirements. An approved renewal is valid for two years from the expiry of the current registration.

Regulatory action

The CIC may take regulatory actions against a registered subcontractor on the Primary Register of the SRS where applicable. These regulatory actions include: (i) issue of warning notice to the registered subcontractor; (ii) directing the registered subcontractor to submit an improvement plan within a specified period; and (iii) suspension of registration for a specified period or revocation of registration and in both cases, the name of the registered subcontractor will be removed from the Primary Register of the SRS. A registered subcontractor whose registration has been revoked shall not be eligible for reregistration for a period of two years from the date of revocation.

Registration under the SRS is not mandatory. WANG & LEE CONTRACTING LIMITED is a registered subcontractor under the SRS managed by the CIC. We are permitted to tender and carry out sub-contracts under trade specialties encompassing electrical works, fire services installation works and plumbing. Under the SRS, we are required to apply for renewal of registration every five years from the approval date. Our directors confirm that we have complied with the registration and renewal requirements. However, failure to comply with the SRS registration will not cause material and adverse effect on our businesses. We are permitted to carry out engineering works without registering under the SRS.

LICENCES AND REGISTRATIONS REQUIRED FOR OUR GROUP’S E&M ENGINEERING BUSINESSES

Electrical Works

Registration under the Electricity Ordinance

Under section 2 of the Electricity Ordinance (Chapter 406 of the Laws of Hong Kong), “electrical work” means work in relation to the installation, commissioning, inspection, testing, maintenance, modification or repair of a low voltage or high voltage fixed electrical installation and includes the supervision and certification of that work and the certification of design of that installation. Examples of fixed electrical installations are distribution boards, wiring installations and lighting fittings that are fixed in premises. However, persons who are engaged in work on electrical installations other than fixed electrical installations need not be registered. Examples of electrical installations other than fixed electrical installations are portable electrical home appliances such as table lamps, television sets, refrigerators, etc.

Electrical works are further classified into five grades based on the voltage and capacity of electricity involved in an electrical installation and industry specialization.

Registered electrical workers

Only a registered electrical worker (“REW”) registered with the Electrical and Mechanical Services Department of the HK SAR government (“EMSD”) under the Electricity Ordinance shall do the electrical works specified in his certificate of registration. However, where a non-REW works under the oral or written instruction of a REW who is aware of and responsible for that non-REW’s work, the non-REW may do electrical works of the kind specified in the supervising REW’s certificate of registration, except the following:

●	certifying that a fixed electrical installation complies with the Electricity Ordinance; or
●	works on energized parts of a fixed electrical installation when the non-REW is not immediately adjacent to the supervising REW.

To register as a REW to do electrical works in at least one grade, an individual shall satisfy the Director of the EMSD that he has the qualification to do electrical work in the relevant grades as set out in Part III of the Electricity (Registration) Regulations (Chapter 406D of the Laws of Hong Kong), such as completion of the prescribed apprenticeship or training, possessing craftsmanship, academic qualification or practical experience in electrical engineering and electrical works, or passing the prescribed examination or trade test.

Registered electrical contractors

To qualify as a Registered Electrical Contractor registered with the EMSD under the Electricity Ordinance, a corporate applicant must employ at least one REW. No contractor shall do business as an electrical contractor or carry out electrical works unless it is a REC.

Validity period and renewal of registration

A registration for REW or REC is valid for the 3 year period shown on the certificate of registration. Under Regulation 13 of the Electricity (Registration) Regulations, a REW or REC shall apply to the Director of the EMSD for renewal of its/his registration within one to four months prior to the date of expiry of the registration.

Regulatory actions

Where the Director of the EMSD considers that there is evidence that a REW or a REC has failed to comply with the Electricity Ordinance, he may: (i) reprimand the worker or contractor, and/or fine a worker up to HK$1,000 and a contractor up to HK$10,000; or (ii) refer the matter to the Secretary for Environment for hearing by a disciplinary tribunal, who may do one or more of the following:

(a) reprimand the registrant;

(b) fine a worker up to HK$10,000 and a contractor up to HK$100,000;

(c) suspend or cancel the registration of the registrant; or

(d) suspend the registrant’s right to apply for registration or renewal of registration for a prescribed period.

The Director of the EMSD may cancel a registration if he considers that: (i) the registrant obtained registration by fraud or on the basis of misleading or inaccurate information; (ii) the registration was made in error; or (iii) the registrant is no longer qualified under the Electricity Ordinance to be registered.

WANG & LEE CONTRACTING Limited a registered electrical worker registered with the Electrical and Mechanical Services Department of the HK SAR government (“EMSD”). Electrical installations engineering works are monitored by the EMSD, guided by the Code of Practice for the Electricity (Wiring) Regulations (“CoP”). The CoP applies to all low or high voltage (“HV”) electrical installations in buildings and premises including those of domestic and commercial buildings, factories and industrial undertakings. We are required to follow the mentioned CoP in all electrical installation works. We are also required to apply for renewal for REW every three years from the last approval date. Our directors confirm that we have complied with the registration and renewal requirements.

Additionally, we also have to follow the Code of Practice for Energy Efficiency of Building Services Installation (“BEC)” and the Code of Practice for Building Energy Audit (“EAC”), pursuant to section 40 of the Buildings Energy Efficiency Ordinance (“BEEO”), and the to enhance the energy efficiency of buildings services installations and promote decarbonization of buildings.

LICENCES AND REGISTRATIONS FOR FIRE SERVICE AND PLUMBING INSTALLATION

Fire Service

Fire Service Installation Contractors (“RFC”)

To undertake works in respect of the installation, maintenance, repairs or inspection of any fire service installation or equipment in HK SAR, a contractor shall be a registered fire service installation contractor with the Fire Services Department in at least one of the three classes under the Fire Service (Installation Contractors Regulations) (Chapter 95A of the Laws of Hong Kong) (“FSICR”):

Class 1:	Registered contractors who are fit to install, maintain, repair and inspect any fire service installation or equipment (other than portable equipment) which contains an electrical circuit or other apparatus for the detection and warning, by alarm or otherwise, of smoke or fire.

Class 2:	Registered contractors who are fit to install, maintain, repair and inspect any fire service installation or equipment (other than portable equipment) which contains-

(a)	pipes and fittings designed or adapted to carry water or some other fire extinguishing medium; or
(b)	any type of electrical apparatus other than those specified in class 1.

Class 3:	Registered contractors who are fit to maintain, repair and inspect portable equipment.

The major minimum qualifications for registration are set out below:

Class I	At least one director or employee of a corporate applicant shall:

●	hold a degree in electrical engineering satisfying the prescribed examination requirements for corporate membership of the Institution of Electrical Engineers; and
●	be the manufacturer (or its authorized agent) or designer of an electrical circuit or other apparatus, recognized by the Director of Fire Services, for the detection by alarm or otherwise of smoke or fire.

Class II	At least one director or employee of a corporate applicant shall:

●	hold a Grade I plumber’s license issued under the Waterworks Ordinance (Chapter 102 of the Laws of Hong Kong); and
●	hold a diploma from an approved institution in electrical engineering or a qualification recognized as equivalent to such a diploma by the Director of Fire Services.

Class III	Individual applicant shall be a Hong Kong resident of 21 years of age or more and demonstrate adequate knowledge of:

●	the function and maintenance of portable equipment; and
●	the related regulations made under the Fire Services Ordinance (Chapter 95 of the Laws of Hong Kong).

WANG & LEE CONTRACTING Limited is a registered Classes 1 & 2 fire service installation contractor. Fire service installation engineering works are monitored by the Fire Services Department, guided by the Code of Practice for Minimum Fire Service Installations and Equipment and Inspection, Testing and Maintenance of Installations and Equipment (“FSI Code”) and the Code of Practice for Fire Safety in Building, which we have to comply. Registration renewal as a fire service installation contractor is not required under the FSICR.

Prior approval must be obtained from the Fire Services Department by filing the application form FSI314 or FSD314A (depending on the type of work), prior to commencement of building works. WANG & LEE CONTRACTING LIMITED is required to obtain an approval certificate (Certificate of Fire Service Installations and Equipment (F.S. 251)) from the Director of Fire Services before commencement of fire service installation works, certifying that either (i) that, having regard to the purpose to which the building is intended to be put (which purpose shall be stated in the certificate), no fire service installation or equipment is necessary in connection with the building that will result from the carrying out of the building works shown on the plans; or (ii) that the plans have been examined and are approved by the Director of Fire Services as showing all such fire service installations and equipment as in his opinion, having regard to the purpose to which the building is intended to be put (which purpose shall be stated in the certificate), comprise the minimum fire service installations and equipment necessary for the building in accordance with the FSI Code published from time to time by the Director of Fire Services. When the fire service installation works have been completed, WANG & LEE CONTRACTING LIMITED shall report to the Fire Services Department as soon as possible.

Additionally, we are required to follow the BEC, pursuant to section 40 of the BEEO, and the to enhance the energy efficiency of buildings services installations and promote decarbonization of buildings.

Plumbing

Plumbing installation engineering works are monitored by the Water Supply Department and guided under the Waterworks Ordinance. Pursuant to Section 14 of Waterworks Ordinance (Cap. 102) (WWO), a person must not construct, install, alter, or remove a fire service or inside service unless the Water Authority has granted a written permission for it. The Water Authority may grant the written permission on its own initiative or on application of a licensed plumber. Besides, Section 15 of the WWO also stipulates that, a person who is not a designated person must not carry out the construction, installation, maintenance, alteration, repair or removal of a fire service or inside service (i.e. specified plumbing works). A plumber’s licence shall be valid up till and including 31 December in the year in which it is issued and may be renewed annually upon payment of a prescribed fee for a further period of 12 months from the date of expiry.

WANG & LEE CONTRACTING Limited is a licensed plumber authorized by the Water Authority to carry out plumbing works. We are required to apply for licence renewal pursuant to the WWO every year. Our directors confirm that we have complied with the registration and renewal requirements.

WANG & LEE CONTRACTING Limited is required to submit the plumbing proposals together with completed application for water supply to the Water Authority. No work can commence before plumbing proposals have been approved by the Water Supply Department in writing. Before proceeding with the works under the approved plumbing proposal, WANG & LEE CONTRACTING Limited is required to apply for constructing, installing, altering, or removing an inside service to apply for the permission of the Water Authority. When the plumbing work has been completed, WANG & LEE CONTRACTING Limited shall inform the Water Authority as soon as possible. The mains supply will be connected when the plumbing work has been inspected and found satisfactory.

Additionally, we are required to follow the BEC, pursuant to section 40 of the BEEO, and the to enhance the energy efficiency of buildings services installations and promote decarbonization of buildings.

LABOUR, HEALTH AND SAFETY LAWS AND REGULATIONS

As a construction contractor operating in industrial undertakings and construction sites, we are required to observe the relevant regulations in relation to our labor, occupational safety and health including the Factories and Industrial Undertakings Ordinance, Occupational Safety and Health Ordinance, Occupiers Liability Ordinance, Employees’ Compensation Ordinance, Employment Ordinance, Immigration Ordinance, Minimum Wage Ordinance and Construction Workers Registration Ordinance.

Factories and Industrial Undertakings Ordinance

The Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong) (“Factories and Industrial Undertakings Ordinance”) provides for the safety and health protection to workers in an industrial undertaking. Under the Factories and Industrial Undertakings Ordinance, every proprietor shall take care of the safety and health at work of all persons employed by it at an industrial undertaking by, so far is reasonably practicable:

●	providing and maintaining plant and work systems that do not endanger safety or health;
●	making arrangement for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances;
●	providing all necessary information, instruction, training, and supervision for ensuring safety and health;
●	as regards any workplace under the employer’s control, (1) maintaining the workplace in a condition that is safe and without risks to health; and (2) providing and maintaining safe access to and egress from the workplaces that are safe and without any such risks; and
●	providing and maintaining a safe and healthy work environment.

A proprietor who contravenes these duties commits an offence and is liable to a fine of HK$500,000. A proprietor who contravenes these duties willfully and without reasonable excuse commits an offence and is liable to a fine of HK$500,000 and to imprisonment for six months. Matters regulated under the subsidiary regulations of the Factories and Industrial Undertakings Ordinance, including the Construction Sites (Safety) Regulations (Chapter 59I of the Laws of Hong Kong), include (i) the prohibition of employment of persons under 18 years of age (save for certain exceptions); (ii) the maintenance and operation of hoists; (iii) the duty to ensure safety of places of work; (iv) prevention of falls; (v) the duty to comply with miscellaneous safety requirements; and (vi) provision of first aid facilities, etc. Contravening any of these rules shall be an offence and a contractor committing the relevant offence without reasonable excuse could be liable to a fine up to HK$200,000 and imprisonment up to 12 months.

Occupational Safety and Health Ordinance

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (“Occupational Safety and Health Ordinance”) provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and work systems that do not endanger safety or health;
●	making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of plant or substances;
●	providing all necessary information, instruction, training, and supervision for ensuring safety and health;
●	providing and maintaining safe access to and egress from the workplaces; and
●	providing and maintaining a safe and healthy work environment.

Failure to comply with the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

The Commissioner for Labour may also issue (i) improvement notice against contravention of this Ordinance or the Factories and Industrial Undertakings Ordinance requiring employer to remedy the contravention within specific period/refrain from continuing or repeating the contravention or (ii) suspension notice directing specific activity not to be undertaken, or the premises, plant or substance not to be used, while the notice remains in force. Failure to comply with such notices constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 (plus a further fine of HK$50,000 for each day if contravention is knowingly and intentionally continued) respectively and imprisonment of up to 12 months.

Occupiers Liability Ordinance

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (“Occupiers Liability Ordinance”) regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

WANG & LEE CONTRACTING LIMITED has put in place the following measures to ensure compliance with (i) the Factories and Industrial Undertakings Ordinance; (ii) the Occupational Safety and Health Ordinance; and (iii) the Occupiers Liability Ordinance:

●	providing safe and healthy work environment for workers including but not limited to adequate lighting level;
●	providing barrier to prevent workers from falling;
●	providing necessary and appropriate personal protective equipment for workers;
●	providing safety instructions and training to workers;
●	employing safety officers or safety supervisors on site to safeguard and monitor the safety and health regulations; and
●	adhering to the ISO standards and establishing internal safety and health policies and procedures.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“Employees’ Compensation Ordinance”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 24 of the Employees’ Compensation Ordinance, a principal contractor shall be liable to pay compensation to sub-contractors’ employees who are injured in the course of their employment to the sub-contractor. The principal contractor is, nonetheless, entitled to be indemnified by the sub-contractor who would have been liable to pay compensation to the injured employee. The employees in question are required to serve a notice in writing on the principal contractor before making any claim or application against such principal contractor.

Pursuant to section 40 of the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the Employees’ Compensation Ordinance and at common law for injuries at work in respect of all their employees (including full-time and part-time employees). An employer who fails to comply with this ordinance to secure an insurance cover is liable on conviction upon indictment to a fine at level 6 and to imprisonment for two years.

Our directors confirm that we maintain our employee’s compensation insurance policy and all of our local staff are insured under the employee’s compensation insurance policy.

Employment Ordinance

A principal contractor is subject to the provisions on subcontractor’s employees’ wages in the Employment Ordinance. Section 43C of the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“Employment Ordinance”) provides that if any wages become due to an employee who is employed by a subcontractor on any work which the subcontractor has contracted to perform, and such wages are not paid within the period specified in the Employment Ordinance, such wages shall be payable by the principal contractor and superior subcontractor (where applicable) jointly and severally. A principal contractor’s and superior subcontractor’s (where applicable) liability shall be limited to (i) the wages of an employee whose employment relates wholly to the work which the principal contractor has contracted to perform and whose place of employment is wholly on the site of the building work; and (ii) the wages due to such an employee for two months (such months shall be the first two months of the period in respect of which the wages are due).

An employee who has outstanding wage payments from subcontractor must serve a notice in writing on the principal contractor within 60 days after the wage due date. A principal contractor and superior subcontractor (where applicable) shall not be liable to pay any wages to the employee of the subcontractor if that employee fails to serve a notice on the principal contractor.

Upon receipt of such notice from the relevant employee, a principal contractor shall, within 14 days after receipt of the notice, serve a copy of the notice on every superior subcontractor to that subcontractor (where applicable) of whom he is aware. A principal contractor who without reasonable excuse fails to serve notice on the superior subcontractors shall be guilty of an offence and shall be liable on conviction to a fine at level 5 (currently at HK$50,000).

Pursuant to section 43F of the Employment Ordinance, if a principal contractor or superior subcontractor pays to an employee any wages under section 43C of Employment Ordinance, the wages so paid shall be a debt due by the employer of that employee to the principal contractor or superior subcontractor, as the case may be. The principal contractor or superior subcontractor may either (i) claim contribution from every superior subcontractor to the employee’s employer or from the principal contractor and every other such superior subcontractor as the case may be, or (ii) deduct by way of set-off the amount paid by him from any sum due or may become due to the subcontractor in respect of the work that he has subcontracted.

We would require our subcontractors to provide workers salary invoices for our assessment. Upon certification of salary to workers, we will make payment to our subcontractors.

Immigration Ordinance

Pursuant to section 38A of the Immigration Ordinance (Chapter 115 of the Laws of Hong Kong), a construction site controller (i.e. the principal or main contractor and includes a subcontractor, owner, occupier or other person who has control over or is in charge of a construction site) should take all practicable steps to (i) prevent having illegal immigrants from being on site or (ii) prevent illegal workers who are not lawfully employable from taking employment on site. Where it is proved that (i) an illegal immigrant was on a construction site or (ii) such illegal worker who is not lawfully employable took employment on a construction site, the construction site controller commits an offence and is liable to a fine of HK$350,000.

We would perform identity check, inspect the worker’s valid travel document and make inquiries as necessary, prior to employment with the worker. We do not (i) have illegal immigrants from being on site or (ii) have illegal workers who are not lawfully employable from taking employment on site.

Minimum Wage Ordinance

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) provides for a prescribed minimum hourly wage rate (currently set at HK$40 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by this ordinance is void.

Our directors confirm that we have complied with the Minimum Wage Ordinance.

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong) (“CWRO”)

The CWRO was enacted on 2 July 2004 to provide, among others, for registration and regulation of construction workers. The principal objective of the CWRO is to establish a system for registration of construction workers and to regulate construction workers who personally carry out construction work on construction sites.

Employment of registered construction workers

Under sections 3(1) and 5 of the CWRO, the principal contractors/subcontractors/ employers/controllers of construction sites are required to employ only registered construction workers to personally carry out construction work on construction sites.

Keeping and submission of site daily attendance report

Under section 58 of the CWRO, a principal contractor/controller of a construction site is required to:

1.	establish and maintain a daily record in the specified form that contains information on registered construction workers employed by him and, in the case of a controller being the principal contractor, by a subcontractor of the controller (section 58(7)(a) of the CWRO); and
2.	furnish the Registrar of Construction Workers in such manner as directed by the Registrar of Construction Workers with a copy of the record:

i.	for the period of 7 days after any construction work begins on the site; and
ii.	for each successive period of 7 days, within 2 business days following the last day of the period concerned (section 58(7)(b) of the CWRO).

In compliance with the CWRO, we would check whether the worker is registered under the CWRO prior to employment with the worker.

ENVIRONMENTAL PROTECTION

Environmental protection laws in HK SAR are also applicable to us as our construction works may emit various types of pollution including air pollution, noise, waste water and chemical waste.

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong) (“APCO”)

The APCO is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odors from construction, industrial and commercial activities and other polluting sources. Subsidiary regulations of the APCO impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

A contractor shall observe and comply with the APCO and its subsidiary regulations, including without limitation to the Air Pollution Control (Open Burning) Regulations (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong) and the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong). The contractor responsible for a construction site shall devise, arrange methods of working and carrying out the works in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the APCO require that building works involving asbestos must be conducted only by registered qualified personnel and under the supervision of a registered consultant.

Under the APCO, we are required to obtain approval from the Environmental Protection Department prior to the commencement of building works. When the building works have been completed, WANG & LEE CONTRACTING LIMITED shall inform the Environmental Protection Department as soon as possible.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong) (“NCO”)

The NCO controls, among others, the noise from construction, industrial and commercial activities. A contractor shall comply with the NCO and its subsidiary regulations in carrying out general construction works. For construction activities that are to be carried out during the restricted hours and for percussive piling between 7 a.m. and 7 p.m. on any day, not being a general holiday, construction noise permits are required from the Noise Control Authority in advance.

Under the NCO, noisy construction work and the use of powered mechanical equipment in any place are not allowed between 7 p.m. and 7 a.m. or at any time on general holidays, unless prior approval has been granted by the Noise Control Authority through the construction noise permit system. Certain equipment is also subject to restrictions when its use is allowed. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Noise Control Authority. Percussive pile-driving is allowed on weekdays only with prior approval, in the form of a construction noise permit from the Noise Control Authority. Any person who is in contravention of the aforesaid provisions, according to the NCO, shall be liable (a) on first conviction to a fine of HK$100,000; (b) on second or subsequent conviction, to a fine of HK$200,000, and in any case to a fine of HK$20,000 for each day during which the offence continues.

Under the NCO, we are required to obtain approval from the Environmental Protection Department prior to the commencement of noise construction work. In compliance with the NCO, we would obtain all necessary approvals and install construction noise barrier at construction sites before commencement of work. Further, we will not carry out building works between 7 p.m. and 7 a.m. or at any time on general holidays, unless prior approval has been obtained from the Noise Control Authority.

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong) (“WDO”)

The WDO controls the production, storage, collection, treatment, reprocessing, recycling and disposal of wastes. At present, livestock waste and chemical waste are subject to specific controls whilst unlawful deposition of waste is prohibited. Import and export of waste is generally controlled through a permit system.

A contractor shall observe and comply with the WDO and its subsidiary regulations, particularly the Waste Disposal (Charges for Disposal of Construction Waste) Regulations (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulations (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at prescribed facilities. A main contractor who undertakes construction work with a value of HK$1 million or above will be required to, within 21 days after being awarded the contract, make an application to the Director of Environmental Protection to establish a billing account to pay any disposal charges payable in respect of the construction waste generated from construction work undertaken under that contract.

Under the WDO, a person shall not use, or permit to be used, any land or premises for the disposal of waste unless he has a license from the Director of Environmental Protection Department. A person who except under and in accordance with a permit or authorization, does, causes or allows another person to do anything for which such a permit or authorization is required commits an offence and is liable to a fine of HK$200,000 and to imprisonment for six months for the first offence, HK$500,000 and to imprisonment for six months for a second or subsequent offence; and HK$10,000 for each day during which the offence continues.

To ensure compliance with the WDO, we would engage qualified waste recyclers to undertake disposal of construction waste.

LAWS AND REGULATIONS IN RELATION TO LEVY

As a construction contractor, we may be subject to various levies under the HK SAR laws.

Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong) (“CICO”)

According to section 32 of the CICO, construction industry levy (“CIL”) is payable by registered contractors appointed under section 9 of the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong) or any persons who carry out construction operations in Hong Kong to the CIC. “Construction operation” is exhaustively defined under Schedule 1 of the CICO, which includes building works and street works as defined in section 2(1) of the Buildings Ordinance, construction, alteration, repair, maintenance, extension, demolition or dismantling, external or internal cleaning and painting or decorating any external or internal surfaces or parts of any buildings, or other temporary or permanent structures forming part of land.

On and after 20 August 2012, the CIL chargeable is 0.5% of the total value of the construction operations (as defined under section 53 of the CICO) concerned (0.4% before 20 August 2012). Pursuant to section 32 and Schedule 5 of the CICO, no CIL is chargeable for any construction operations not exceeding HK$1,000,000.

According to section 34 of the CICO, the contractor and authorized person each are required to inform the CIC in a specified form (Form 1) in respect of the construction operations within 14 days after its commencement. It is an offence if a person without reasonable excuse failed to give such notice and liable to a fine at level 1, which is fixed at HK$2,000. Notice is only required for term contract or if the reasonable estimation of the total value of construction operations exceeds HK$1,000,000.

Pursuant to section 35 of the CICO, a contractor is required to give a Notice of Payment (“NOP”) in a specified form (Form 2) to the CIC within 14 days after the contractor receives a payment in respect of the construction operation. It is an offence if a person without reasonable excuse fails to give the NOP and liable to a fine at level 3, which is fixed at HK$10,000.

Pursuant to section 36 of the CICO, a contractor is required to give a Notice of Completion (“NOC”) in a specified form (Form 3) to the CIC within 14 days after the completion of the construction operation. It is an offence if a person without reasonable excuse fails to give the NOC and liable to a fine at level 3, which is fixed at HK$10,000.

The CIC shall assess the CIL payable upon receiving the NOP or NOC and give a Notice of Assessment (“NOA”) in writing specifying the amount of CIL. The CIC can also make the assessment notwithstanding no NOP or NOC has been given. According to section 41 of the CICO, if a contractor fails to give the NOP or NOC, a surcharge not exceeding twice the amount of the CIL payable may be imposed and a Notice of Surcharge (“NOS”) in writing shall be given by the CIC.

According to section 46 of the CICO, if the contractor fails to pay in full the amount of levy or surcharge within 28 days after the NOA or NOS is given, a 5% penalty of the unpaid amount shall be imposed. If the contractor still fails the pay the unpaid amount within 3 months after the expiry of 28 days, a further 5% penalty of the unpaid amount shall be imposed.

According to section 47 of the CICO, CIL, surcharge, penalty or further penalty is recoverable by the CIC as civil debt under the jurisdiction of the District Court. The time limits for the CIC to make the assessment or imposing the surcharge under sections 42 to 45 of the CICO are, whichever is the last of the following periods: (a) two years after the completion of all construction operations under the contract, or without term contract two years after the completion of the construction operations; (b) two years after the expiry of the period within which the contract stipulates that all such construction operations have to be completed; and (c) one year after evidence, sufficient in the opinion of the CIC to justify the making of the assessment, comes to its knowledge.

Pneumoconiosis and Mesothelioma (Compensation) Ordinance (Chapter 360 of the Laws of Hong Kong) and Pneumoconiosis and Mesothelioma (Compensation) (Assessment of Levy) Regulations (Chapter 360A of the Laws of Hong Kong)

According to section 35 of the PMCO, pneumoconiosis compensation fund levy (“PCFL”) is imposed in respect of construction operations carried out in Hong Kong. PCFL is rated at 0.15% of the value of the construction operations (0.25% before 20 August 2012) and not chargeable if the total value (as defined under section 39D of PMCO) do not exceed HK$1,000,000. Pursuant to section 39A of the PMCO, PMCO does not apply to construction operations for domestic unit, or for the sole and principal purpose of renovation.

Pursuant to section 35(5) of the PMCO, the contractor is liable to make a payment of PCFL only if the Pneumoconiosis Compensation Fund Board (“PCFB”) serves a NOA. According to section 38 of the PMCO, PCFL, surcharge, penalty or further penalty is recoverable by the PCFB as debt under the jurisdiction of the District Court. According to section 39 of the PMCO, fraudulent evasion of the payment of PCFL is liable for a fine of HK$10,000 or 20 times the amount of PCFL, whichever is greater.

Contractors are required to:

(a)	inform the PCFB the commencement of construction operations within 14 days thereafter by a notice of commencement (Form 1). Failure to comply without reasonable excuse is liable for a fine at Level 2, which is fixed at HK$5,000;
(b)	inform the PCFB within 14 days after the contractor receives a payment in respect of the construction operation by a NOP (Form 2). Failure to comply without reasonable excuse is liable for a fine at Level 2, which is fixed at HK$5,000; and
(c)	inform the PCFB the completion of the construction operations within 14 days by a NOC (Form 3). Failure to comply without reasonable excuse is liable for a fine at Level 2, which is fixed at HK$5,000.

Our directors confirm that we have paid all necessary levies under the CICO, the PMCO and the PMCALR. We have also given all necessary notices required under the CICO, the PMCO and the PMCALR, including (i) the specified form under section 53 of the CICO; (ii) the notice of commencement under section 35 of the PMCO; (iii) the NOP; (iii) the NOC; (iv) the NOA; and (v) the NOS.

According to regulation 6 of the PMCALR, the PCFB shall assess the PCFL payable upon receiving the NOP or NOC and give a NOA in writing specifying the amount of PCFL. The PCFB can make the assessment notwithstanding no NOP or NOC has been given. If a contractor fails to give the NOP or NOC, a surcharge not exceeding twice the amount of the PCFL payable may be imposed and a NOS in writing shall be given by the PCFB.

According to section 37 of the PMCO, if the contractor fails to pay in full the amount of levy or surcharge within 28 days after the NOA or NOS is given, a 5% penalty of the unpaid amount shall be imposed. If the contractor still fails the pay the unpaid amount within 3 months after the expiry of 28 days, a further 5% penalty of the unpaid amount or HK$1,000 whichever is greater shall be imposed.

The time limits for the PCFB to make the assessment or imposing the surcharge under regulations 6E to 6H of the PMCALR are, whichever is the last of the following periods:

(a)	two years after the completion of all construction operations under the contract, or without term contract two years after the completion of the construction operations;
(b)	two years after the expiry of the period within which the contract stipulates that all such construction operations have to be completed; and
(c)	one year after evidence, sufficient in the opinion of the PCFB to justify the making of the assessment, comes to its knowledge.

OTHERS

Security of Payment Legislation for the Construction Industry (“SOPL”)

The HK SAR government has recently completed a public consultation on a new legislation for the construction industry to address unfair payment terms, payment delays and disputes and intended to proceed with such new legislation. The proposed SOPL is intended to encourage fair payment, rapid dispute resolution and increase cash flow in the contractual chain.

When it comes into force, it is proposed that SOPL will apply to all written and oral contracts where construction works or plant and materials are being supplied for works in HK SAR. All public sector construction contracts will be caught by the legislation, whereas only construction and supply contracts relating to a “new building” (as defined by the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong)) which has an original value in excess of HK$5 million will be caught in private sector. However, where the proposed SOPL applies to the main contract, it will automatically apply to all subcontracts in the contractual chain.

It is proposed that the new legislation will:

●	prohibit “pay when paid” and similar clauses in contracts. “Pay when paid” refers to provisions in contracts that (i) make payment contingent or conditional on the operation of other contract or agreement and (ii) make payment conditional on the payer receiving payment from a third party. Payers will not be able to rely on such clauses in dispute resolution forums;
●	prohibit payment periods of more than 60 calendar days for interim payments or 120 calendar days for final payments;

●	enable amounts due for construction work or materials or plant supplies to be claimed as statutory payment claims, upon receipt of which the payer has 30 calendar days to serve a payment response, and either party has a statutory right to refer the matter to adjudication for decision (typically a 60 day process); and
●	give parties who have not been paid amounts admitted as due the right to suspend works until payment is made.

The implementation date of the proposed SOPL has not been announced, and therefore does not affect WANG AND LEE CONTRACTING LIMITED.

C. Organizational Structure

The corporate structure chart below sets out our group of companies:

*WANG & LEE GROUP, Inc. is the holding company and registrant.

** WANG & LEE CONTRACTING Limited is our operating company.

D. Property, Plant and Equipment

We lease the following property and use it as our office:

Leases

Facility	Address	Space (m2)
Office	5-6/F., Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, Hong Kong	600

From January 1 through September 20, 2019, WANG & LEE CONTRACTING LIMITED rented premises located at Flat A, 13/F, Cheung Lee Industrial Building, 9 Cheung Lee Street, Chai Wan, Hong Kong and Unit 9, 3/F., Decca Industrial Centre, 12 Kut Shing Street, Chai Wan for office and warehousing purposes respectively. It paid a total of HK$200,000 (US$25,512) for the office and HK$81,400 (US$10,383) for the warehouse to Supreme View Investment Limited (“SV”), a related company owned by a former director, Sau Lee Shirley Kam of WANG & LEE CONTRACTING LIMITED. On June 23, 2021, Ms. Kam resigned as director of WANG & LEE CONTRACTING LIMITED.

We moved to our current address on September 16, 2019 and expended the office to the 6/F of the same building during year ended December 31, 2022. We paid a total of HK$585,000 (US$74,715), HK$270,000 (US$34,739) and HK$270,000 (US$34,441) in rent for the years ended December 31, 2022, 2021 and 2020, respectively to Winta Services Limited (“Winta”), a related company controlled by the director of the Company, Pui Lung Ho (“Mr. Ho”).

The office is not owned by Winta, but a third party landlord, and sub-let to WANG & LEE CONTRACTING LIMITED. On May 24, 2021 Mr. Ho resigned as director of Winta.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined and consolidated financial statements and the related notes included elsewhere in this annual report. This report contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. See “Cautionary Statement Regarding Forward-Looking Information.”

A.	Operating Results

Overview

We are a British Virgin Islands company incorporated on May 20, 2021, as a holding company of our business, which is primarily operated through our indirectly wholly-owned HK SAR subsidiary, WANG & LEE CONTRACTING LIMITED.

We are, through our indirectly wholly-owned HK SAR subsidiary, WANG & LEE CONTRACTING LIMITED, a construction contractor engaging in Electrical & Mechanical System (“E&M”), includes low voltage (220v/phase 1 or 380v/phase 3) electrical system, mechanical ventilation and air-conditioning system, fire service system, water supply and sewage disposal system installation and fitting out for the public and private sectors. WANG & LEE CONTRACTING LIMITED has mainly undertaken projects that are related to the supply, installation and maintenance of the following systems:

●	Low voltage (220v/phase 1 or 380v/phase 3) electrical systems, which refer to the power supply to all building equipment and services, such as lighting, air-conditioning and elevator etc.;
●	mechanical ventilation and air-conditioning systems (“MVAC”);
●	fitting out for commercial buildings and offices; and
●	other E&M systems such as fire services, which includes fire prevention, detection, suppression and extinguishing systems and plumbing and drainage systems.

WANG & LEE CONTRACTING LIMITED is also able to provide design and contracting services to all trades in the construction industry. Our clients range from small startups to large companies.

All of WANG & LEE CONTRACTING LIMITED’s projects for fiscal years 2022, 2021 and 2020 were predominantly in the private sector. WANG & LEE CONTRACTING LIMITED provides a wide range of large site construction services to private construction customers, including commercial and residential developers and local businesses. Its recent projects include two well-known theme parks in HK SAR – Ocean Park and Hong Kong Disneyland, where it carried out various low voltage electrical work for the theme parks, such as installation of emergency power supply system, lighting, etc. WANG & LEE CONTRACTING LIMITED competes for private construction projects primarily on the basis of the breadth of our service capabilities and our reputation for quality. We believe WANG & LEE CONTRACTING LIMITED is well-positioned to capitalize on the strong momentum in commercial and residential private construction sectors driven by population and economic expansion in HK SAR.

WANG & LEE CONTRACTING LIMITED’s primary market is in the E&M market in HKSAR (“market” or “local market”) which, in turn is broken down into low voltage electrical system, MVAC, fire services, plumbing and fitting out works. Supported by its local market presence and knowledge, as well as scale advantages attributable to its vertical integration, geographic reach and strong financial profile, we believe we are a significant player in each of E&M markets in HK SAR that we serve. For all but the very largest projects, WANG & LEE CONTRACTING LIMITED competes primarily against HK SAR firms that have similar qualifications and experience. By virtue of this locally driven competitive dynamic, competition in our industry is characterized by relative market share, which we define as the percentage of jobs we win in a local market compared to the jobs we bid in a local market. We average a bid/win rate of 26-40% compared to the highest average bid/win rate of one of our competitors of 48% (Source: https://www.emsd.gov.hk/minisites/voice/en/special_issue2015/p2.html)

GOING CONCERN

As of December 31, 2020, we had an accumulated deficit of US$1,270,198, and working capital deficit of US$894,295. These circumstances gave rise to substantial doubt that we would continue as a going concern subsequent to December 31, 2020.

As of December 31, 2021, we had an accumulated deficit of US$1,624,941, and working capital deficit of US$518,589 and its net cash used in operating activities for the year ended December 31, 2021 was US$482,801; accordingly, as of the date of this report, there still exist substantial doubt that we will continue as going concern. Management plans to focus its resources on smaller scale engineering projects that generate sustainable positive profit margins. Although the cash turnover and revenue generated from smaller scale engineering projects may not be as large as large-scale engineering projects, the turnover for smaller scale projects averages 27 days compared to 43 days for and large-scale engineering projects. The higher cash liquidity generated from smaller scale engineering projects helps us manage our day-to-day operation needs and makes up any deficiency from cash being tied up with larger scale projects. This strategy has helped improved our working capital since 2019.

As of December 31, 2022, we had an accumulated deficit of US$2,221,822, and working capital deficit of US$1,281,671 and its net cash used in operating activities for the year ended December 31, 2022 was US$352,764; accordingly, as of the date of this report, there still exist substantial doubt that we will continue as going concern. Management plans to focus its resources on smaller scale engineering projects that generate sustainable positive profit margins. Although the cash turnover and revenue generated from smaller scale engineering projects may not be as large as large-scale engineering projects, the turnover for smaller scale projects averages 12 days compared to 65 days for and large-scale engineering projects. The higher cash liquidity generated from smaller scale engineering projects helps us manage our day-to-day operation needs and makes up any deficiency from cash being tied up with larger scale projects. This strategy has helped improved our working capital since 2019.

Additionally, the Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations.

The accompanying audited consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

How We Assess Performance of Our Business

Revenues

We derive our revenues predominantly by providing construction and contracting services for both public and private projects, with an emphasis on electrical, air-conditioning installation and ventilation, plumbing and fire service projects. Our projects represent a mix of government and private customers. Revenues derived from projects are recognized on the percentage-of-completion basis, measured by the relationship of total cost incurred to total estimated contract costs.

Gross Profit

Gross profit represents revenues less contracts costs. Contract costs consist of all direct and indirect costs on construction contracts, including materials, labor, equipment costs, subcontract costs and other expenses. Our contract costs are directly affected by fluctuations in prices of materials especially if we were to undertake procurement responsibilities as well. We have sought to limit our exposure to fluctuations in material prices by entering into preferred pricing contracts with some of our suppliers.

Depreciation and Amortization

We carry plant and equipment on our balance sheet at cost, net of accumulated depreciation and amortization. Depreciation on plant and equipment are computed on a straight-line basis over the estimated useful life of the asset. Amortization expense is the periodic expense related to leasehold improvements. Leasehold improvements are amortized over the lesser of the life of the underlying asset or the remaining lease term.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel costs for our administration, accounting, legal, information systems, human resources and certain managerial employees. Additional expenses include audit, consulting and professional fees, travel, insurance, office space rental costs and other corporate and overhead expenses.

Interest Expense, net

Interest expense, net primarily represents interest incurred on the bank loans, line of credit and partly for loan from a related party, Sau Lee Shirley Kam, who is a family member of a director of the Company.

Critical Accounting Policies and Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Estimated outcome E&M services engineering contracts and contract assets

We recognize revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of our performance because it directly measures the value of the services or products transferred to the customer. Subcontractor materials, labor and equipment included in revenue and cost of revenue when management believes that we are acting as a principal rather than as an agent (e.g., we integrate the materials and labor into the deliverables promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). In the contracts, other than the Original Contract Sum, there is a Variation Order Sum (provisional amounts) included in the same contract in which we are allowed to performance extra work or billed extra materials in order to fulfil the contracts. We generally accounted for the performance obligation of this Variation Order together with the performance obligation of the original contract as a single deliverable (a single performance obligation). Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client. Project mobilization costs are generally charged to project costs as incurred when they are an integrated part of the performance obligation being transferred to the customer.

The management’s estimate of revenue and the completion status of contract works requires significant judgement and has a significant impact on the amount and timing of revenue recognized. The E&M services engineering works performed by us would also be certified by the customers or external surveyors periodically according to the construction contracts. We regularly review and revise the estimation of contract revenue prepared for each contract as the contract progresses based on the internal contract progress reports.

Impairment assessment of trade receivables and contract assets

The management estimates the amount of lifetime ECL of trade receivables and contract assets based on provision matrix through grouping of various debtors that have similar credit risk characteristics based on nature and industry of debtors. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective trade receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for forward-looking information that is reasonable and supportable available without undue cost or effort. In addition, trade receivables and contract assets that are credit-impaired are assessed for ECL individually. The credit loss allowance amount of the credit-impaired trade receivables and contract assets is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.

Exchange rates

This report contains translations of certain HK$ amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the years ended December 31,			Other Period
	2022	2021	2020
Period Ended HK$: US$ exchange rate	7.7990	7.7971	7.7525	7.75
Period Average HK$: US$ exchange rate	7.8298	7.7723	7.7558	7.75

Results of Operations

Other Key Performance Indicators

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA represents net income before interest expense, net, provision (benefit) for income taxes, and depreciation and amortization. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenues for each period. These metrics are supplemental measures of our operating performance that are neither required by, nor presented in accordance with, GAAP. These measures should not be considered as an alternative to net income, or any other performance measure derived in accordance with GAAP as an indicator of our operating performance. We present Adjusted EBITDA and Adjusted EBITDA Margin as management uses these measures as key performance indicators, and we believe they are measures frequently used by securities analysts, investors and other parties to evaluate companies in our industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP.

Our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly named measures reported by other companies. Potential differences between our measure of Adjusted EBITDA compared to other similar companies’ measures of Adjusted EBITDA may include differences in capital structures, tax positions and the age and book depreciation of intangible and tangible assets.

The following table presents a reconciliation of net income, the most directly comparable measure calculated in accordance with GAAP, to Adjusted EBITDA, and the calculation of Adjusted EBITDA Margin for each of the periods presented.

Reconciliation To GAAP Information

	For the years ended December 31,
	2022		2021

Consolidated Net (Loss) Income (GAAP)	US$	(596,881)	US$	(354,743)
Interest expenses		35,377		13,312
Income taxes		-		-
Depreciation		2,603		3,629

Adjusted EBIDA (Non-GAAP)	US$	(558,901)	US$	(337,802)

Adjusted EBITDA Margin		(13.40)%		(8.17)%

Results of Operations

For the years ended December 31, 2022, and 2021

The following table sets forth a summary of our consolidated results of operations for the years ended December, 2022, and 2021. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2022		2021

Contract revenue	US$	4,169,931	US$	4,135,059
Contract costs		(3,384,227)		(3,275,299)
GROSS PROFIT		785,704		859,760

Less: General and administrative expenses		(1,427,156)		(1,220,619)

OPERATING LOSS	US$	(641,452)	US$	(360,859)

Contract Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended December 31,				Changes
	2022		2021		Amount		%
Low Voltage Electrical System
Contract revenue	US$	1,028,162	US$	2,628,625	US$	(1,600,463)	(61)
Contract costs		(898,100)		(2,235,698)		1,337,598	(60)
Gross profit		130,062		392,927		(262,865)	(67)
Gross profit margin		13%		15%		16%	7

MVAC System
Contract revenue	US$	502,556	US$	299,985	US$	202,571	68
Contract costs		(462,400)		(262,322)		(200,078)	76
Gross profit		40,156		37,663		2,493	7
Gross profit margin		8%		13%		1%	(92)

Fitting Out
Contract revenue	US$	1,998,726	US$	1,103,692	US$	895,034	81
Contract costs		(1,562,551)		(701,688)		(860,863)	123
Gross profit		436,175		402,004		34,171	9
Gross profit margin		22%		36%		4%	(89)

Other E&M system
Contract revenue	US$	640,487	US$	102,757	US$	537,730	523
Contract costs		(461,176)		(75,591)		(385,585)	510
Gross profit		179,311		27,166		152,145	560
Gross profit margin		28%		26%		28%	8

Total
Contract revenue	US$	4,169,931	US$	4,135,059	US$	34,872	1
Contract costs		(3,384,227)		(3,275,299)		(108,928)	3
Gross profit		785,704		859,760		(74,056)	(9)
Gross profit margin		19%		21%		(212)%	(1110)

Our contract revenues were US$4,169,931 for the year ended December 31, 2022 as compared to US$4,135,059 in for the year ended December 31, 2021, an increase of US$34,872, or 1%. The increase in revenue was mostly due to the resumption to normal business operations. Also we have learnt from the COVID1-19 pandemic experience not to be over-reliant on large project revenues. Instead, we have consciously focused more on smaller projects in 2022 to minimize our operation risks. The total number of small projects that are under HK$1 million (US$127,717) in 2022 was 49 amounting to US$464,514, compared to 45 small projects amounting to US$324,102 in 2021, an increase of US$140,412, or 43%.

During the year ended 2022, the projects carryovers from previous years ended 2020 and 2021 were in the final stages, which increase the capacity of the Company to engage in new projects. Thus, the Company were in the position that the large projects were in the final and also the beginning of construction works statuses. The duration of the bridging period required time for final inspection and preparation before the commencement of construction with slow construction progress. The revenue earned from the large projects in the year ended 2022 was US$3,705,423 compared to the year ended 2021 amounted to US$3,810,957, a decrease of $105,534 or 2.7%. The result showed that even with the overall increase in total revenue, the revenue earned from large projects decreased because of the bridging period.

From the analysation findings from the segment, the construction works such as the installation of low voltage electrical system (‘ELV”) usually take place after the preparation but before finalising works, compared to the year ended 2021 having a significant difference. The ELV segment for the year ended 2022 and 2021 are 17% and 46% of the total gross profit respectively.

Contract Costs

Contract costs, primarily consists of subcontract costs, materials costs, labor, equipment costs, and other direct costs incurred to perform customer contracts. We incurred contract costs of US$3,384,227 for the year ended December 31, 2022, as compared to US$3,275,299 for the year ended December 31, 2021, a increase of US$108,928, or 3%. The increase, despite increased revenues was mostly due to the increase of project engagement.

Gross Profit

Gross profit was US$785,704 for the year ended December 31, 2022, as compared to US$859,760 for the year ended December 31, 2021, a decrease of US$74,056, or 9%. The overall decrease in gross margin from 21% for the year ended December 31, 2021 to 19% for the year ended December 31,2022 was due to the following: (1) The preparation and finalisation of work usually involve larger amounts of cost but comparatively lower recognition of revenue due to slower progress. (2) During the first half year of 2022, a high amount of people got infected, which led to a shortage of labor in both office support and at the construction sites, which also slows the whole construction progress.

There have been significant changes year-over-year in certain segments of our business, especially in segments involving less manpower but higher materials cost such as installations of MVAC systems and plumbing systems (a subset of “Other E&M system”). Due to the delay in the delivery of materials cost, material costs were recognised in 2020 and only installation costs were recognised in 2021, which result in the cost being relatively lower in three financial years. During the finalise stages, the process of defects rectification works usually occurred in the ELV and fitting out segments and involved high manpower and longer duration. Accordingly, our contracts cost for ELV and Fitting out were higher in the year ended 2022.

General and Administrative Expenses

We incurred general and administrative expenses of US$1,427,156 for the year ended December 31, 2022, as compared to US$1,220,619 for the year ended December, 2021, an increase of US$206,537, or 17%. The increase was mainly a result of costs from our listing activities including professional fees and staff overtime costs.

Operating Income (Loss)

We incurred an operating loss of US$641,452 for the year ended December 31, 2022, as compared to an operating loss of US$360,859 for the year ended December 31, 2021, an increase of US$280,593 or 78%. The increase in operating loss was mainly caused by the increase in listing costs.

For the years ended December 31, 2022 and 2021

As of December 31, 2022, we had US$609,616 in cash. Our working capital and other capital needs mainly come from bank borrowings and operating cash flow. Cash is needed to pay for construction costs, wages, rent and other operating expenses.

Although the management believes that cash generated by operations will be sufficient to meet our normal working capital requirements, its ability to service its current debt will depend on its entering into new contracts and collection of contract revenue for at least the next 12 months. Management took into account of historical experience, the economy, trends in the construction industry, and the collectability of account receivable as of December 31, 2022. Based on these considerations, the management believes that we have sufficient funds to meet its working capital requirements and debt obligations, as they fall due at least 12 months from the date of financial reporting. However, there is no guarantee that management’s plan will succeed. There are number of factors that can arise and cause our plans to fall short, such as demand for E&M engineering services, economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, we may be forced to reduce or delay its anticipated expansion plans, acquisition of additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes our cash flow data as of:

	For the years ended December 31,
	2022		2021

Net cash provided by (used in)
Operating activities	US$	(352,764)	US$	(482,801)
Investing activities		-		-
Financing activities		422,531		1,018,183

Net increase in cash and cash equivalents		69,767		535,382

Effect of foreign currency translation		2,111		(5,863)

Net increase in cash and cash equivalents		71,878		529,519

Operating Activities

Net cash provided by operating activities consists primarily of net income (loss) adjusted for non-cash items, including depreciation, deferred tax expenses, accounts receivable, contractual assets and liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of December 31, 2022 was US$352,764, representing an decrease of US$130,037, compared to net cash used in operating activities of US$482,801 for the year ended December 31, 2021. The decrease of cash used was mainly impacted by the increase of listing cost.

Investing Activities

There were no investing activities during the years ended 2022 and 2021.

Financing Activities

Net cash provided by financing activities was approximately US$422,531 for the year ended December 31, 2022, a decrease of US$595,652, or 59%, as compared to US$1,018,183 net cash provided by financing activities for the year ended December 31, 2021. The increase in cash provided was due to the increase of low interest bank loan and line of credit to replace the high interest bank borrowings and bank line of credit.

	For years ended 31 December,
	2022		2021

Contract revenue	US$	4,169,931	US$	4,135,059
Contract costs		(3,384,227)		(3,275,299)
GROSS PROFIT		785,704		859,760

General and administrative expenses		(1,427,156)		(1,220,619)
Other income (expenses)		44,571		6,116
Provision for income taxes		-		-

Net Loss		(596,881)		(354,743)
Foreign currency translation adjustment		(130)		4,053

Total comprehensive loss		(597,011)		(350,690)

●]

For the years ended December 31, 2021 and 2020

As of December 31, 2021, we had US$537,738 in cash. Our working capital and other capital needs mainly come from bank borrowings and operating cash flow. Cash is needed to pay for construction costs, wages, rent and other operating expenses.

Although the management believes that cash generated by operations will be sufficient to meet our normal working capital requirements, its ability to service its current debt will depend on its entering into new contracts and collection of contract revenue for at least the next 12 months. Management took into account of historical experience, the economy, trends in the construction industry, and the collectability of account receivable as of December 31, 2021. Based on these considerations, the management believes that we have sufficient funds to meet its working capital requirements and debt obligations, as they fall due at least 12 months from the date of financial reporting. However, there is no guarantee that management’s plan will succeed. There are number of factors that can arise and cause our plans to fall short, such as demand for E&M engineering services, economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, we may be forced to reduce or delay its anticipated expansion plans, acquisition of additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes our cash flow data as of:

	For the years ended December 31,
	2021		2020

Net cash provided by (used in)
Operating activities	US$	(482,801)	US$	(74,380)
Investing activities		-		(2,926)
Financing activities		1,018,183		83,895

Net increase in cash and cash equivalents		535,382		6,589

Effect of foreign currency translation		(5,863)		(5,803)

Net increase in cash and cash equivalents		529,519		786

Operating Activities

Net cash provided by operating activities consists primarily of net income (loss) adjusted for non-cash items, including depreciation, deferred tax expenses, accounts receivable, contractual assets and liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of December 31, 2021 was US$482,801, representing an increase of US$408,421, compared to net cash used in operating activities of US$74,380 for the year ended December 31, 2020. The increase of cash used was mainly impacted by the increase of listing cost.

Investing Activities

Net cash used in investing activities was approximately US$Nil for the year ended December 31, 2021, a decrease of US$2,926 as compared to US$2,926 net cash used in investing activities for the year ended December 31, 2020.

Financing Activities

Net cash provided by financing activities was approximately US$1,018,183 for the year ended December 31, 2021, an increase of US$934,288, or 1,114%, as compared to US$83,895 net cash provided by financing activities for the year ended December 31, 2020. The increase in cash provided was due to the increase of low interest bank loan and line of credit to replace the high interest bank borrowings and bank line of credit.

	For years ended 31 December,
	2021		2020

Contract revenue	US$	4,135,059	US$	4,074,258
Contract costs		(3,275,299)		(3,339,093)
GROSS PROFIT		859,760		735,165

General and administrative expenses		(1,220,619)		(592,539)
Other income (expenses)		6,116		140,936
Provision for income taxes		-		(5,544)

Net Income (Loss)		(354,743)		278,018
Foreign currency translation adjustment		4,053		(4,533)

Total comprehensive income (loss)		(350,690)		273,485

Material Trends

The downturn in Hong Kong’s construction industry in 2020 followed three years of successive contractions of real output, with political uncertainty and widespread social unrest hampering activity in the sector. In 2020, disruption due to the coronavirus (COVID-19) pandemic, as well as subsequent lockdown measures and tensions as a result of continued political intervention from China, further exacerbated the challenges faced by the industry. According to the Census and Statistics Department (C&SD), the value-add of the construction industry declined in the first quarter of 2021, falling by 3% year on year (YoY) - its 10th consecutive quarterly decline on a year-over-year basis since the fourth quarter of 2018.

In the depth analysis, the total gross value of construction works (“GVCW”) performed at private sector sites increased by 10.4% in nominal terms in the fourth quarter of 2022 over a year earlier, while that at public sector sites increased by 9.0%. The GVCW at locations other than construction sites decreased by 2.6% in nominal terms over the same period. Construction works at locations other than construction sites included minor new construction activities and decoration, repair and maintenance for buildings; and electrical equipment installation and maintenance works at locations other than construction sites. https://www.info.gov.hk/gia/general/202303/10/P2023031000237.htm).

The construction industry, however, was forecasted to record growth of 3.3% in real terms in 2021, owing to the global economic recovery and the government’s investment in infrastructure projects to stimulate economic growth. The construction output value in HK SAR was HK$31.5 billion (US$4.1 billion) in 2021. (https://store.globaldata.com/report/hong-kong-construction-market-analysis/)

The commitment of government initiatives and new strategies to the travel and tourism sector will support commercial construction output over the forecast period.

The government’s HK$1.1 billion (US$141.9 million) of short- and medium-to-long-term initiatives helped soften the impact of the sharp decrease in travel and tourism. In the 2021-2022 Budget, the government increased its expenditure on infrastructure by 8.9%, with spending rising from HK$77.3 billion (US$10 billion) in 2020-2021 to HK$84.1 billion (US$10.8 billion).

The construction industry is projected to record an average annual growth rate of 2% in real terms between 2022 and 2025, supported by the government’s attempts to stimulate economic growth, as well as public and private sector investments in industrial, institutional and energy and utility building projects. Growth will be further supported by the government-established HK$5 billion (US$645 million) funding scheme to promote the construction of transitional housing, in an attempt to improve affordability in what is the most unaffordable city globally.

Key risks associated with HK SAR’s construction industry outlook include a worsening political crisis, following China’s decision to implement new national security laws for HK SAR, and the subsequent decision by the US to remove HK SAR’s special status. The US government’s trade war with China and the removal of HK’s special status is expected to decrease investment in the construction industry. https://www.researchandmarkets.com/reports/5448695/construction-in-hong-kong-key-trends-and?utm_source=BW&utm_medium=PressRelease&utm_code=xmx9jg&utm_campaign=1598278+-+Construction+in+Hong+Kong+-+Key+Trends+and+Opportunities+to+2025+&utm_exec=chdo54prd.

Notwithstanding the notable headwinds in the HK SAR construction industry, we remain optimistic in the forecast. We believe that the slowdown in mainland China’s economy (https://www.cnn.com/2021/12/15/economy/china-omicron-economy-intl-hnk/index.html) will have very limited on us as we are largely focused on the HK SAR construction industry. Also, the worsening political crisis between the United States and China, the overreach of the Chinese government and change in HK SAR’s trade status have not had a direct, calculable impact on the HK SAR construction industry yet. Conversely, the various initiatives to consciously shore up the construction industry are based off real, tangible financial initiatives and stimulus plans spanning several years. Accordingly, unless we are besotted with unforeseen circumstances, we are optimistic in the growth projections.

The HK SAR government implemented one of the toughest social-distancing and quarantine rules to combat the COVID-19 pandemic. However, apart from a three-month freeze on construction activity in the first half of 2020 and 2022, the limitation of business operations in HK SAR have largely been confirmed to the food and beverage and entertainment industries. For example, the hours of operations of restaurants were limited and entertainment centers such as cinemas and beauty salons were temporarily shuttered. There has not been a region-wide lockdown in HK SAR since the first half of 2020 and with the advent of vaccinations and boosters and the easing of COVID-19 era restrictions, we believe that it is unlikely that a region-wide lockdown will occur again.

During the first half year in 2020 and 2022, due to the high number of people getting infected with COVID-19, we experienced a temporary shortage in labor in both our offices and construction sites. This resulted in delays in our projects and consequently, delays in the recognition in our contract revenues. We are following the government COVID-19 prevention guidelines such as providing test kits for daily testing and the installation of Antiviral Air Purifiers in the office. In anticipation of material delivery delays, we have also begun to order materials and schedule deliveries one month ahead of when we typically make such orders.

INDUSTRY

Overview of the Construction Services Industry in HK SAR

HK SAR’s construction industry is characterized by compact high-rise residential buildings and office towers. HKSAR developers are experts in slope and high-density design, as well as designing with space constraints. The techniques of reclamation, design-and-build methods with innovative application of building materials have made HK SAR a regional leader.

The construction market in HK SAR is dominated by a small number of large local contractors, a large number of overseas contractors, and a high level of sub-contracting, with substantial companies being both developers and contractors. According to the Hong Kong Census and Statistics Department, the gross value of construction works performed by main contractors in 2019 was recorded at US$17 billion, down from US$18.6 billion in 2018. Residential construction was the largest market in the industry during the period of 2015-2019, accounting for 43% of its total value in 2019 at US$7.3 billion. HK SAR companies have gained a reputation in building and construction services industry in HK SAR over the years for the rapid construction of quality high-rise apartment blocks and office towers. The adoption of specialized construction techniques, such as reclamation and design-and-build methods, has made HK SAR a regional leader.

(Source: https://www.trade.gov/market-intelligence/hong-kong-construction)

Total number of construction sites in HK SAR

The construction sites in HK SAR increased by an average 4.5 year-on-year growth rates (“YOY%”). This increase was mainly attributable to the establishment of several key infrastructure facilities and construction of both private and public residential buildings in the recent years. The HK SAR Government is determined to increase the housing supply and community facilities, both the construction sites and the gross value of construction works performed by the contractors is expected to steadily increase.

	Dec 2021 (YOY%)	Dec 2022 (YOY%)
Number of Construction Sites	1,627 (-3.2)	1,643 (-0.2)
Public	750 (-4.5)	775 (+1.2)
Private	877 (-2.0)	868 (-1.5)

Source: Quarterly Report of Employment and Vacancies at Construction Sites (Third Quarter 2022 and Fourth Quarter 2022), Census and Statistics Department

Most of HK SAR’s engineering and construction companies are small in size. Nearly all (98.4%) of the companies employ less than 50 employees. The majority of the small companies act as subcontractors for the large ones, which tend to be main contractors. There are also a number of big construction companies capable of handling projects requiring sophisticated technology and strong financial backing, which are expanding their business across the region.

(Source: https://research.hktdc.com/en/article/MzExMzQzOTc4)

Gross Value of Construction Works Performed by Main Contractors

Sector	2021		2022
	HK$ Million	YOY%	HK$ Million	YOY%
Private sector sites	62,238	+1.8	66,726	+7.2
Public sector sites	74,512	+5.6	90,605	+21.6
Locations other than sites	96,972	-1.2	89,794	-7.4
All group	233,722	+1.7	247,125	+5.7

Source: Report on the Quarterly Survey of Construction Output (Fourth Quarter 2022), Census and Statistics Department

Overview Of E&M Engineering Industry Market in HK SAR

Introduction and Definition

Electrical & Mechanical Engineering (“E&M”) is part of the engineering work which uses scientific principles to plan, design, manage and build the Mechanical, Electrical and Plumbing system of a building. Electrical, Mechanical, Plumbing and Fire systems are four technical disciplines that encompass building systems that are suitable for human use and occupancy. E&M Services are important across all stages of construction as a building’s central nervous system, provide creature comfort features of a building structure, turn buildings from empty rooms into comfortable spaces that are pleasant and building livable.

Electrical Installation Works

Electrical installation works (“EL”) include comprehensive electrical system design, onsite power generation and distribution, conduit and distribution wiring, lightning protection system, earthing system, general electrical appliances installation, interior and exterior lighting installations, and Extra Low Voltage system including Closed Circuit Television System Access Control System, Public Address system, information and telecommunications systems, control systems, etc.

Mechanical, Ventilation, and Air-Conditioning Installation Works (“MVAC”)

Mechanical, ventilation and air-conditioning (“MVAC”) systems are necessary for comfortable living conditions as well as keeping temperature and humidity within a range that is comfortable for inhabitants, to ensure enough fresh air supply to keep pollutant concentrations at safe and low levels. MVAC installation most commonly involves heating and cooling systems including chiller systems, Variable Refrigerant Flow systems, and Air Handlers systems. The installation works can be further segmented into pipework, mechanical fitting works, sheet metal, ducting and insulation works, etc.

Fire Services Installation Works

A fire protection system aims to reduce damage to the building, expensive equipment, documents, and inventory when fire occurs. Fire suppression systems, smoke detectors, and sprinkler systems are all types of fire protection systems that help with fire detection and protecting building occupants and equipment. Fire service installation works are divided into pipework and electrical fitting including sprinkler system, fire detection system, alarm system, etc.

Plumbing & Drainage Works

A plumbing system is used for the supply of water to kitchens and toilets via a piping distribution system in a building. A drainage system is divided by two types: rainwater system and sewage system used to flush out rainwater and human wastes through an installed network of drainage pipes. Plumbing installation consists of installation of piping distribution, pumps, water tanks and drainage installation consists of installation of piping distribution.

Gross Output Value of the E&M Engineering Industry in HK SAR

Source: https://www.cic.hk/common/Fore/Fore.aspx?lang=en-US&year=2021_22)

The gross output value of the E&M engineering industry in HK SAR fell from approximately HK$50 billion (US$6.45 billion) in 2019 to approximately HK$42.9 billion (US$5.54 billion) in the first half of 2021. The decrease in gross output value was attributed to the reduced number of private residential and industrial building projects in 2019 and the outbreak of the COVID-19 pandemic in 2020, which resulted in a disruption in building projects. This disruption had a ripple effect on E&M engineering works, which is reflected in our financial performance during those periods. Please refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The gross output value of the E&M engineering industry in HK SAR can be categorized into public sector and private sector.

Currently, both public and private sector growth is supported by a government project called “Hong Kong 2030+: Towards a Planning Vision and Strategy Transcending 2030” (“Hong Kong 2030+”). Hong Kong 2030+ is a strategic spatial planning framework for the future planning, land and infrastructure development as well as the shaping of the built and natural environment of HK SAR beyond 2030.

E&M Industry in Development Blueprint for HK SAR

“HONG KONG 2030+: TOWARDS A PLANNING VISION AND STRATEGY TRANSCENDING 2030” (“Hong Kong 2030+”)

The “Hong Kong 2030+” is a strategic study to update the territorial spatial development strategy. It provides a strategic spatial planning framework for the future planning, land and infrastructure development as well as the shaping of the built and natural environment of HK SAR beyond 2030. This conceptual spatial framework includes: (i) two metropolises, Harbor Metropolis, and Northern Metropolis; and (ii) two development axes, the Western Economic Corridor, and Eastern Knowledge and Technology Corridor. Driven by this massive infrastructure development program, we anticipate a high level of demand for our services in the coming 10-20 years.

Sources: Development Bureau & Planning Department (10/2021). Towards a Planning Vision and Strategy Transcending 2030., (56), 39-54.

Price Trend of Major Cost Components

(i)	High Average Daily Wage of Workers

According to a study by Construction Industry Council (“CIC”), there is and will be a shortage of 10,000 to 15,000 skilled workers from a range of areas of expertise in future. Between 2010 and 2017, the median age of the skilled construction workforce rose from 48.2 years to 51.4 years old as illustrated below:

Labor shortages results in higher wages prices for workers, as employers increase wages to try to hold onto existing workers and attract new ones. The overall labor wage index in 2021 is illustrated below:

Sources: Census and Statistic Department, Average Daily Wages of Workers Engaged in Public Sector Construction Project as Reported by Main Contractors

Census and Statistic Department (2022). Average Daily Wages of Workers Engaged in Public Sector Construction Projects as Reported by Main Contractors (2021 Edition of Data Series). HKSAR, Census and Statistic Department Web site: https://www.censtatd.gov.hk/en/web_table.html?id=29#

When these figures are considered collectively, it can be concluded that the industry is under pressure when faced with an aging labor force, and the challenges in recruiting and retaining younger workers, potentially limiting the pipeline of new ideas, approaches and fresh ways of doing business.

Despite these challenges, we managed to maintain and train a core group of fixed-salaried engineers to save us from having to hire part-time workers, who charge a higher daily rate.

Also, to address these challenges, we will adopt the Building Information Modeling (“BIM”) and Modular Integrated Construction (“MiC”) at construction sites. BIM is the foundation of the wave of digital transformation in the architecture, engineering, and construction (AEC) industry. MiC is an innovative construction method by adopting the concept of “factory assembly followed by on-site installation”. In this method, free-standing integrated modules (completed with finishes, fixtures, E&M installation and fittings) are manufactured and assembled in a factory prior delivery on site. With BIM and MiC, we are able to improve the constructability by using less labor, but better control quality, avoid costly rework, worker’s errors and omissions through a management platform across the entire E&M design and construction process.

(ii)	Shortage of Raw Material

Construction raw material costs including the price of steel, sand, diesel crude oil and copper etc. continue to increase, resulting in increased costs associated with real estate and infrastructure development, reduced commercial investment feasibility, potentially leading to higher costs of housing and lower residential affordability, as well as reduced employment opportunities in a wide range of industries that rely on construction activity stimulus.

Crude oil

Crude oil is one of the major raw materials of many products in the construction industry including rubber and plastic, which are usually used in electrical installations. The price of crude oil will affect our project cost directly. The trend of increasing crude oil prices from 2017 to 2022 is illustrated below:

(Source: https://oilprice.com/commodity-price-charts?page=chart&sym=CL*1)

Copper

Copper is a major raw material used in the E&M industry. Electric cables are made with copper. As with crude oil, the price of copper directly affects our project costs. The worldwide trend of increasing copper prices from 2018 to 2021 is illustrated below:

(Source: London Metal Exchange – Price Graphic of Copper from 2018-2021)

With multi-faceted rising costs, we face an enormous challenge in maintaining our competitive edge in E&M construction industry. To maintain our competitiveness and minimize the pricing risks caused by raw material costs increases, we managed to enter an agreement with our supplier to hedge copper prices without commitment before site work commences.

Competitive Analysis of the E&M Engineering Industry in HK SAR

Name of Registration	Authority	No. of registered contractors

Registered Electrical Contractor	Hong Kong Electrical and Mechanical Services Department	14,960

Registered Fire Service Installation Contractor	Fire Services Department Class 1 Class 2	358 404

Note:	Contractors who wish to perform plumbing and drainage works in the private sector are not required to register with the Hong Kong Water Supplies Department but are required to employ licensed plumbers who are registered under the Water Works Ordinance.

Sources:	Electrical and Mechanical Services Department, HKSAR; Buildings Department, HKSAR; Fire Services Department, HKSAR

The E&M engineering industry in HK SAR is considered to be relatively mature and fragmented. Under the Hong Kong Ordinance, E&M engineering contractors are required to register the above-named registration for E&M works.

As at December 31, 2022, there were 185 registered specialist contractors under the ventilation works category authorized by the Hong Kong Buildings Department, of which WANG & LEE CONTRACTING Limited is one. Accordingly, as at December 31, 2022 we are among the less than 1% of E&M engineering companies that hold all four licenses in HK SAR, and able to perform a full range of E&M engineering works including electrical installation, air- conditioning installation and fire service installation.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Set forth below is information concerning our directors and executive officers as of the date of this report:

Name	Age	Position(s)
Pui Lung HO	46	Chief Executive Officer, Executive Director and Chairman
Yuk Ming, Gary MA	47	Chief Finance Officer
Olivia Sarah Annabel Marion SERRE	37	Independent Director
Juan Ruiz-Coello	40	Independent Director
Chun Yip, Edmund CHAN	34	Independent Director, Audit Committee Chairman
Wood SHING Kei Sze	43	Independent Director

The business address of each of the officers and directors 5-6/F Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, Hong Kong.

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Chief Executive Officer

Pui Lung HO, age 46, graduated in New Zealand and Hong Kong with a Bachelor Degree of Science, a Bachelor Degree of Engineering in Building Engineering and a Master Degree of Science in Engineering Management. He has over 20 years of experience in the building industry. He joined WANG & LEE CONTRACTING LIMITED in 2000. He is now our Chief Executive Officer and Chairman. He specializes in building services installation, energy management and energy-saving planning design.

His profession qualifications are below:

Professional Regulations	Qualification	Since
The Hong Kong Institution of Engineers	Certified Member	March 1, 2016
HK Institution of Facilities Engineers	Certified Facilities Engineer	March 31, 2017
Engineers Registration Board	Registered Professional Engineer	July 1, 2017
The Chartered Institution of Building Services Engineers	Certified Member	December 21, 2017
The Chartered Institution of Building Services Engineers	Chartered Engineer	March 5, 2018
The Chartered Institution of Plumbing and Heating Engineering	Certified Member	January 14, 2019

Through his two decades of work experience with WANG & LEE CONTRACTING LIMITED, Mr. Ho has participated and led the organization through various cycles of growth to the where it stands today. Shored by his education and professional qualifications, Mr. Ho has honed his executive leadership and management skills over the years and has surrounded himself with a team of like-minded, competent professionals. His decades long involvement in our industry coupled with his familiarity with the Company and its employees is a unique combination that sets the leadership within this organization apart from its competition.

Chief Financial Officer

Yuk Ming, Gary MA, age 47, is a qualified CPA of CPA Australia and graduated in New Zealand with Bachelor of Commerce major in Accountancy, Diploma for Post-Graduates and Master of Corporate Finance. He joined and appointed as Chief Financial Officer for the Company in December 2021. He has over 17 years of experience in financial industry. He previously worked as Finance Manager for Chu Kong High-Speed Ferry Co. Ltd., a public company for over 4 years, then as Financial Planning and Analysis Manager for Zuellig Pharma Limited, one of the largest pharmaceutical groups in China for more than 3 years.

WANG & LEE CONTRACTING LIMITED, is a construction contracting company which adopts many complex accounting policies. As we are involved in capital-intensive projects, Mr. Ma’s extensive experience and knowledge in financials and management in listed companies, and familiarity with accounting standards contribute to our effective control over risks and cost management and ultimately, the Company’s profitability.

Independent Directors

Olivia Sarah Annabel Marion SERRE, age 37, graduated in France with a Bachelor of Architecture and Interior Design in 2010. She has extensive experience collaborating with reputable architecture firms (Tarlet Architects & Gerzina Architecture, MAKE Creative & Innova Design etc.) involved in commercial, residential, retail and medical projects. Since September 2012, she founded Oli & J, a creative jewelry brand that specialized in the beauty of Australian Gemstones and timeless pieces which has launched into the European market by showcasing at the BIJORHCA International Jewelry Show (Paris, France) and display currently at the iconic Victoria & Albert Museum since 2016 (London, UK). Ms. SERRE currently resides in France.

Juan RUIZ-COELLO, age 40, is the director of OJ Studio Pty Ltd with extensive experience in design and build projects, electrical network and fiber optic cable services, solar energy installations, energy efficiency and cryptocurrency infrastructure and systems. Mr. Ruiz-Coello has been an accredited electrician since 2008 and undertook major design and build projects as a selected contractor for major commercial landmarks including the Queen Victoria Building and Sydney Westfields as well as for jewelry exhibitions and art galleries in Hong Kong, Paris, London and Sydney. He was responsible for domestic and commercial solar installations in Australia and Spain as a contractor and accredited installer for Ecopense Pty Ltd, an international leading expert in the solar and electrical industry. He has designed and developed crypto proof-of-state mining computers to support the Ethereum Cryptocurrency Network to compute the block chain transactions using high powered modified graphics cards and has developed and managed a solar and crypto currency mining rig to work effectively with energy efficient solar array system to make the mining system powered by green energy. He currently resides in Australia.

Chun Yip, Edmund CHAN, age 34, is a Qualified Public Accountant and graduated in Hong Kong with Bachelor of Business Administration (Honors) – Accounting. He worked as a Senior Auditor at RSM Nelson Wheeler, one of the largest CPA firms over 3 years and then as Senior Accountant at Time Watch Investments Limited, a public company for over 7 years. He has over 10 years’ experience in financial and management in listed companies and is appointed as Chairman of our Audit Committee.

Wood SHING Kei Sze, 43, has been an independent Director of Troops, Inc., (Symbol: Troo), a NASDAQ listed company, since June 26, 2018. From April 2004 to April 2007, Mr. Sze served as an audit senior in Moore Stephens CPA Limited. From November 2007 to February 2008, Mr. Sze served as a senior accountant at Grant Thornton Hong Kong Limited. Subsequently, Mr. Sze served as financial manager of Global Beverages Asia Limited, Skyworth Digital Holdings Limited, and TAL Apparel Limited since 2008, 2009, and 2013 respectively. From September 2013 to April 2018, Mr. Sze served as the financial controller of the property & facility management services at Synergis Management Services Limited, a subsidiary of Synergis Holdings Limited (02340.HK) which is a Hong Kong listed company engaging in the provision of property and facility management services. Mr. Sze obtained a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University in 2002. Mr. Sze has been a chartered accountant at the Association of Chartered Certified Accountants since 2008.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Employment Agreements with Named Executive Officers and Directors

We have entered into employment agreements with each of the named executive officers. Under these agreements, each of the named executive officers is employed for a specified time period and is entitled to receive annual salary plus other remuneration, pension insurance, medical insurance, maternity insurance, unemployment insurance, work-related injury insurance, housing provident funds and other benefits pursuant to PRC law. We and the named executive officers may terminate the employment upon mutual agreement. The named executive officers may terminate the employment by giving thirty days advance written notice. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses to the Company, damaging the Company’s image through defamation or disseminating rumors about the Company or its employees outside the Company, We may also terminate the employment for cause, with thirty days advance written notice and one month’s salary, for certain acts of the executive officer, such as illness, non-work related injury resulting in inability to work in the previous position or a newly assigned position after recovery, and inability to perform the assigned work and failure to perform the assigned tasks even after training or adjustment of position. The employment agreements will be terminated upon (1) expiry of the employment, (2) the entitlement of the named executive officers to the pension insurance, (3) the death of the named executive officers, (4) the bankruptcy of the Company pursuant to law, and (5) revocation of the Company’s business license, shutdown of the business pursuant to the order issued by the relevant authority, or earlier dissolution of the Company.

Each named executive officer has agreed not to be involved in a second occupation during the period of employment. Without our prior written consent or related mutual agreement, he shall not, directly or indirectly, hold any position in any other enterprises providing same or similar products or services.

Each named executive officer has agreed to be bound by non-competition restrictions during the term of his employment and for two years following termination of the employment. The executive officers are not allowed to contact our customers for business after termination of the employment and we have the right to bring legal action against them in the event of any losses so caused by their breach of said restrictions.

In addition, each named executive officer has agreed that the title to the intellectual property, including but not limited to patents and copyrights, created by him during the course of his employment, is vested in the Company. In exchange, the Company will compensate him based on the economic returns so derived.

We have entered into confidentiality agreements with each of the named executive officers. Each named executive officer has agreed (1) not to inquire about the trade secrets which are unrelated to the performance of his work; (2) not to disclose the trade secrets of the Company to any third party; (3) not to allow any third party to use or acquire the trade secrets of the Company, except as required in the performance of his or her duties in connection with the employment or pursuant to the instruction of the Company; (4) not to use the trade secrets of the Company for its own benefits; (5) to hold the trade secrets in strict confidence and report to the Company if the trade secrets are disclosed; and (6) to keep other confidential obligations. As a compensation, each named executive officer is entitled to receive a monthly confidentiality fee of $70.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law or the Company’s instruction, any of our trade secrets, the trade secrets of our business partners and customers received by us and for which we have confidential obligations.

We are effective on the date of close of our initial public offering and the listing of our Ordinary Shares on the Nasdaq Capital Market. These agreements set forth the services to be provided and compensation to be received by our independent directors, as well as the independent directors’ obligations in terms of confidentiality, non-competition and non-solicitation. Pursuant to these agreements, the directorship of our independent director appointees will last until the earlier of (i) the date on which the director ceases to be a member of our board of directors for any reason or (ii) the next annual meeting of shareholders if the director is not re-elected.

B.	Compensation of Directors and Executive Officers

Our compensation committee approves our salaries and benefit policies. They determine the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended December 31, 2022, 2021, 2020 and 2019 earned by or paid to our chief executive officer (the “named executive officers”).

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus ($)	Share Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Mr. Pui Lung, Ho	2019	55,587	-	-	-	-	-	-	55,587
Chief Executive Officer	2020	56,152	-	-	-	-	-	-	56,152
	2021	54,038	-	-	-	-	-	-	54,038
	2022	51,342							51,342

Mr. Yuk Ming, Gary Ma *	2019	-	-	-	-	-	-	-	-
Chief Financial Officer	2020	-	-	-	-	-	-	-	-
	2021	3,860	-	-	-	-	-	-	3,860
	2022	45,978							45,978

*Mr. Ma joined the Company on December 1, 2021.

Compensation of Directors

For the fiscal years ended December 31, 2022, 2021, 2020, and 2019, no members of our board of directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. We have agreed to pay our independent directors an annual cash retainer of $4,645, subject to terms of the definitive agreements. We will also reimbursed all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the years ended December 31, 2022, 2021, 2020 and 2019, we did not pay any non-employee directors because we did not have any non-employee directors. Messrs Ruiz-Coello Chan and Ms. Serre joined us as independent directors on February 1, 2022 and Shing lately join on April 1, 2023 respectively.

C.	Board Practices

Board of Directors

Our board of directors consists of five (5) directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice, it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Copy of our committee charters are to be posted on our corporate investor relations website at http://www.wangnlee.com.hk prior to our listing on the Nasdaq.

Each committee’s members will be appointed when the close of our initial public offering and listing on the Nasdaq and their functions are described below.

Audit Committee. Our audit committee comprises Messrs Ruiz-Coello, Chan and Serre with Mr. Chun Yip, Edmund CHAN serving as chair. Our board of directors has determined that Mr. Chan qualifies as an audit committee financial expert and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under NASDAQ Rule 5605(c)(2) We have also determined that Messrs Ruiz-Coello, Chan and Serre satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and of NASDAQ Rule 5605(c)(2).

Our board of directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter is available at our corporate website.

Compensation Committee. Our Compensation Committee be comprises Messrs Ruiz-Coello, Chan and Serre, with Mr. Juan Ruiz-Coello serving as chair. We have also determined that Messrs Ruiz-Coello, Chan and Serre satisfy the “independence” requirements of NASDAQ Rule 5605(d)(2). The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally. If so authorized by the Board of Directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee consults with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter is available at our corporate website.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee comprises Messrs Ruiz-Coello, Chan and Serre, with Ms. Olivia Sarah Annabel Marion SERRE serving as chair. We have also determined that Messrs Ruiz-Coello, Chan and Serre, satisfy the “independence” requirements of NASDAQ Rule 5605(e). The governance and nominating committee is involved in evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating committee’s current charter is available at our corporate website.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics is currently available at our corporate website at http://www.wangnlee.com.hk/.

Duties of Directors

Under British Virgin Islands law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our Amended Memorandum and Articles or the BVI Act.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by a resolution of our shareholders. Each of our directors will hold office until the expiration of his or her term fixed by the resolution of shareholders or the resolution of directors appointing him or her, if any, or until his or her successor has been elected or appointed. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director shall forthwith disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to all other directors that a director is a member, director, or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure in relation to that transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

D.	Employees

As of the date of this report, WANG & LEE CONTRACTING LIMITED employed a total of 26 employees, located in HK SAR. The following table sets forth breakdown of our employees by function:

Functional Area	Number of Employees	% of Total
Management	2	7.7%
Project and Safety:
- Engineers	8	30.8%
- Site Supervisors	7	26.9%
- Draftsmen	1	3.8%
- Technicians	2	7.7%
- Safety Officer	1	3.8%
Administration	3	11.6%
Finance	2	7.7%

Total	26	100%

We consider that we have maintained good relationship with our employees and have not experienced any significant disputes with our employees or any disruption to our operations due to labor disputes. In addition, we have not experienced any difficulties in recruitment and retention of experienced core staff or skilled personnel.

We provide various types of trainings to our employees including by means of various external training courses.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employee salaries based on each employee’s qualifications, position and seniority. We will review our remuneration package annually. We provide a defined contribution to the Mandatory Provident Fund as required under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) for our eligible employees in HK SAR.

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;
●	Each of our director, director nominees and named executive officers; and
●	All directors and named executive officers as a group.

Our Company is authorized to issue an unlimited number of Ordinary Shares with no par value. The number and percentage of Ordinary Shares beneficially owned post-initial public offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this report are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at 5-6/F Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, Hong Kong.

	Ordinary Shares Beneficially Owned After the Initial Public Offering
	Number	Percent
Directors and Executive Officers:
Pui Lung, Ho(1) Chief Executive Officer	8,000,000	52.99%
Yuk Ming, Gary Ma Chief Financial Officer	-	-

Olivia Sarah Annabel Marion Serre Director	-	-

Julio Ruiz-Coello Director	-	-

Chun Yip, Edmund Chan Director	-	-

Wood Shing Kei Sze Director	-	-

5% Beneficial Owners

WANG & LEE BROTHERS, Inc.	8,000,000	52.99%
Jupiter Stone Holding Limited(2)	1,300,000	8.61%
Billion Supreme Corporation(3)	1,300,000	8.61%
Blaze Master Investment Limited(4)	1,400,000	9.27%

(1)	WANG & LEE BROTHERS, Inc., a British Virgin Islands corporations, holds all 8,000,000 of the 13,400,000 WANG & LEE GROUP, Inc.’s issued and outstanding Ordinary Shares pre-initial public offering. WANG & LEE BROTHERS, INC, is in turn 100% owned by Mr. Pui Lung Ho, our Chief Executive Officer and Chairman. Accordingly, Mr. Ho has the sole voting and dispositive power over these shares.

(2)	Jupiter Stone Holding Limited, a British Virgin Islands corporation, is 100% owned by Man Kit Leung. Accordingly, Man Kit Leung has the sole voting and dispositive power over these shares. The address of Jupiter Stone Holding Limited is Overseas Company Services Limited, Qwomar Trading Complex, Port Purcell, Road Town, Tortola, British Virgin Islands.

(3)	Billion Supreme Corporation, a British Virgin Islands corporation, is 100% owned by Chun Pang Yuen . Accordingly, Chun Pang Yuen has the sole voting and dispositive power over these shares. The address of Billion Supreme Corporation is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)	Blaze Master Investment Limited, a British Virgin Islands corporation, is 100% owned by Yuen Mei Tang. Accordingly, Yuen Mei Tang has the sole voting and dispositive power over these shares. The address of Blaze Master Investment Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

As of the date of this report, we are authorized to issue an unlimited number of shares of no par value in a single class. Holders of Ordinary Shares are entitled to one vote per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Other Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

	For the years ended December 31,
	2022	2021	2020

Rental expenses paid to
Winta Services Limited
- For office and warehouse purpose	-	-	34,813

Contract revenue received from
Winta Services Limited	-	-	115,064
Unity Solutions Limited	-	-	752,001

Amount due from (to)
Supreme View Investment Limited	-	-	(3,344)
Sau Lee Shirley Kam	-	-	(1,161,091)
Pui Lung Ho	(1,853,263)	(1,526,557)	(7,824)
WANG & LEE BROTHERS., Inc	1,282	1,283

Pui Lung Ho was the common director of the Company and Winta Services Limited (“Winta”). He subsequently resigned as director of Winta on May 24, 2021. Sau Lee Shirley Kam is a family member of a director of the Company and the director of Supreme View Investment Limited (“SV”).

Kar Lok Mak is the General Manager of WANG & LEE CONTRACTING LIMITED. He was also a director of Unity Solutions Limited (“Unity”) and resigned on July 29, 2021. As of this report, the amount due from Unity has been fully settled.

For the year ended December 31, 2022, 2021 and 2020, the amounts due to the director, Pui Lung Ho, were $1,853,263, $1,526,557 and $7,824, respectively, and are unsecured, interest-free and repayable on demand.

During the year ended December 31, 2020, the amount due to a related party, Sau Lee Shirley Kam, with amounted to $258,064, which is bearing interest at 2.04% interest rate per annum for the period from May 1, 2019 to May 31, 2020. The amount of $258,064 was paid off on May 31,2020. As at the year ended December 31, 2020, the balance of $1,161,091 and $3,344 due to Sau Lee Shirley Kam and SV respectively were unsecured, interest-free and repayable on demand.

During the year ended December 31, 2021, Sau Lee Shirley Kam agreed to transfer all the rights of the outstanding debt due from the Company to her son, Pui Lung Ho.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Combined and Consolidated Statements and Other Financial Information

We have appended combined and consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings after our initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

Subject to the BVI Act and our Amended Memorandum and Articles, our directors may, by resolution, declare dividends at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI law restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for Ordinary Shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not (except as otherwise provided in our Amended Memorandum and Articles) required to pay dividends under BVI law. In accordance with, and subject to, our Amended Memorandum and Articles, no dividend shall bear interest as against the Company (except as otherwise provided in our Amended Memorandum and Articles).

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our BVI subsidiary, WANG & LEE HOLDINGS, Inc. and our Hong Kong subsidiary, WANG & LEE CONTRACTING LIMITED. There are no taxes on dividend income in HK SAR and the British Virgin Islands.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined and consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “WLGS” since April 20, 2023.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

WANG & LEE GROUP, Inc. is a holding company incorporated under the laws of the British Virgin Islands on May 20, 2021. Our affairs are governed by the provisions of our Amended Memorandum and Articles, as amended and/or restated from time to time and the BVI Act, and the applicable laws of the BVI (including applicable common law).

Our memorandum authorizes us to issue an unlimited number of shares at no par value of a single class. All of our issued Ordinary Shares are fully paid and non-assessable. We may, but is not required to if the rules of the senior national exchange allow, issue share certificates specifying the number of Ordinary Shares held by each holder of Ordinary Shares in the Company. Our shareholders may freely hold and vote their Ordinary Shares.

Our Amended Memorandum and Articles permit the directors, by way of resolution of directors, to fix the emoluments of directors with respect to services to be rendered in any capacity to the Company. All decisions about the compensation of directors will be recommended by the compensation committee and approved by way of resolution of directors of the Company.

The following description of our authorized shares and our constitutional rules under our Amended Memorandum and Articles is qualified in its entirety by reference to our Amended Memorandum and Articles, which have been filed as an exhibit to the registration statement of which this report is a part.

Memorandum and Articles of Association

The following discussion describes our Amended Memorandum and Articles that (subject to any limitations, restrictions or modifications in our Amended Memorandum and Articles; and subject to any rights or restrictions attaching to any shares) is currently in effect:

Objects and Purposes, Register, and Shareholders. Subject to the BVI Act and BVI law, our objects and purposes are unlimited. Our register of members will be maintained by our transfer agent, Transhare Securities Transfer and Registrar. Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI Law, where a shareholder’s shares are registered in the name of a nominee such as Cede & Co, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such shares registered in its name. The beneficial owners of the shares registered in a nominee’s name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting and other rights in respect of the shares in accordance with their directions.

Directors’ Powers. Under the BVI Act, subject to any modifications or limitations in a company’s Amended Memorandum and Articles, a company’s business and affairs are managed by, or under the direction or supervision of, its directors; and directors generally have all powers necessary to manage a company. A director must disclose any interest he has on any proposal, arrangement or contract not entered into in the ordinary course of business and on usual terms and conditions. An interested director may (subject to the Amended Memorandum and Articles) vote on a transaction in which he has an interest. In accordance with, and subject to, our Amended Memorandum and Articles, the directors may by resolution of directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

Rights, Preferences and Restrictions of Ordinary Shares. Our directors may (subject to our Amended Memorandum and Articles and BVI law) authorize dividends at such time and in such amount as they determine. Each Ordinary Share is entitled to one vote on any resolution of shareholders. In the event of a liquidation or dissolution of the Company, each Ordinary Share (subject to our Amended Memorandum and Articles) is entitled to an equal share in all surplus assets remaining available for distribution to them after payment and discharge of all claims, debts, liabilities and obligations of the Company and after provision is made for each class of shares (if any) having preference over the Ordinary Shares. Holders of our Ordinary Shares have no pre-emptive rights. Subject to the provisions of the BVI Act, we may, (subject to our Amended Memorandum and Articles) with the consent of the shareholder whose shares are to be purchased, repurchase our Ordinary Shares in certain circumstances provided that the Company will, immediately after the repurchase, satisfy the solvency test. The Company will satisfy the solvency test, if (i) the value of the Company’s assets exceeds its liabilities; and (ii) the Company is able to pay its debts as they fall due.

In accordance with the BVI Act:

(i)	the Company may purchase, redeem or otherwise acquire its own shares in accordance with either (a) Sections 60, 61 and 62 of the BVI Act (save to the extent that those Sections are negated, modified or inconsistent with provisions for the purchase, redemption or acquisition of its own shares specified in the Company’s Amended Memorandum and Articles); or (b) such other provisions for the purchase, redemption or acquisition of its own shares as may be specified in the Company’s Amended Memorandum and Articles. The Company’s Amended Memorandum and Articles provide that such Sections 60, 61 and 62 do not apply to the Company; and

(ii)	where a company may purchase, redeem or otherwise acquire its own shares otherwise than in accordance with Sections 60, 61 and 62 of the BVI Act, it may not purchase, redeem or otherwise acquire the shares without the consent of the member whose shares are to be purchased, redeemed or otherwise acquired, unless the Company is permitted by the Amended Memorandum and Articles to purchase, redeem or otherwise acquire the shares without that consent; and

(iii)	unless the shares are held as treasury shares in accordance with Section 64 of the BVI Act, any shares acquired by the Company are deemed to be cancelled immediately on purchase, redemption or other acquisition.

Variation of the Rights of Shareholders. Pursuant to our Amended Memorandum and Articles, the rights conferred upon the holders of the shares of any class of the Company may (subject to our Amended Memorandum and Articles) only be varied, whether or not the Company being wound up, with the consent in writing of or by resolution passed at a meeting by the holders of more than 50 percent of the issued shares of that class.

Shareholder Meetings. In accordance with, and subject to, our Amended Memorandum and Articles, (a) any director of the Company may convene meetings of the shareholders at such times as the director considers necessary or desirable (and the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice); and (b) upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. Under BVI Law, the memorandum and articles of association may be amended to decrease but not increase the required percentage to call a meeting above 30%. In accordance with, and subject to, our Amended Memorandum and Articles, (a) the director convening a meeting shall give not less than 7 days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members of the Company and are entitled to vote at the meeting; and the other directors; (b) a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all of the shares that that shareholder holds; (c) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares or, where there exists more than one class of shares, not less than 50 percent of each class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (d) if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of the shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

Dividends. Subject to the BVI Act and our Amended Memorandum and Articles, the directors of the Company may, by resolution of the directors, authorize a distribution by way of dividend at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the Company will meet the statutory solvency test. In accordance with, and subject to, our Amended Memorandum and Articles, no dividend shall bear interest as against the Company (except as otherwise provided in our Amended Memorandum and Articles).

Liquidation. On a liquidation or winding up of the Company assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Appointment and Removal of Directors. In accordance with, and subject to, our Amended Memorandum and Articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any Ordinary Shares), (a) the first directors of the Company shall be appointed by the first registered agent within 6 months of the date of the incorporation of the Company; and thereafter, the directors shall be elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his disqualification, earlier death, resignation or removal; (c) a director may be removed from office: (i) with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five percent of the Shareholders of the Company entitled to vote; or (ii) with cause, by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director resolution of directors or resolution of shareholders; (d) a director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; (e) the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors and where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office; (f) a vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office; and (g) a director is not required to hold shares in the Company as a qualification to office.

Meetings of Directors. In accordance with, and subject to, our Amended Memorandum and Articles, (a) any one director of the Company may call a meeting of the directors by sending a written notice to each other director; (b) the directors of the Company or any committee thereof may meet at such times and in such manner as the directors may determine to be necessary or desirable; (c) a director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director and the inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting; (d) a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is two; (e) a director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated; (f) a resolution of directors is passed if either (i) the resolution is approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or (ii) the resolution is consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be, unless (in either case) the BVI Act or our Amended Memorandum and Articles require a different majority.

Indemnification of Directors. In accordance with, and subject to, our Amended Memorandum and Articles (including the limitations detailed therein), the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or (b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

In accordance with, and subject to, our Amended Memorandum and Articles (including the limitations detailed therein), (a) the indemnity referred to above only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful; (b) the decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the articles of association, unless a question of law is involved; and (c) the termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

In accordance with, and subject to, our Amended Memorandum and Articles, the Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the articles of association.

Directors and Conflicts of Interest. As noted above, pursuant to the BVI Act and the Company’s Amended Memorandum and Articles, a director of a company who has an interest in a transaction entered into or to be entered into by the Company and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction, and, subject to compliance with the BVI Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

In accordance with, and subject to, our Amended Memorandum and Articles, (a) a director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company; and (b) for the purposes noted foregoing, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

Issuance of Additional Shares. Our Amended Memorandum and Articles authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine.

However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our Amended Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Transfer of Shares. Under the BVI Act and our Amended Memorandum and Articles, shares that are listed on a recognized exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange.

Disclosure of the Securities and Exchange Commission’s Position on Indemnification for Securities Act Liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Summary of Certain Significant Provisions of BVI Law

The BVI Act differs from laws applicable to US corporations and their shareholders. Set forth below is a summary of certain significant provisions of the BVI Act applicable to us (save to the extent that such provisions have been, to the extent permitted under the BVI Act, negated or modified in our memorandum and articles of association in accordance with the BVI Act).

Mergers and Similar Arrangements. Under the BVI Act two or more BVI companies or a BVI company and non-BVI company, each a “constituent company”, may merge or consolidate. The BVI Act provides for slightly different procedures depending on the nature of the parties to the merger.

A merger involves the merging of two or more companies into one of the constituent companies (to the merger) with one constituent company continuing in existence to become the surviving company post-merger. A consolidation involves two or more companies consolidating into a new company.

A merger is effective on the date that the articles of merger (as described below) are registered by the Registrar of Corporate Affairs in the BVI, or on such later date, not exceeding 30 days from the date of registration as is stated in the articles of merger.

As soon as a merger becomes effective:

a.	the surviving company (so far as is consistent with its memorandum and articles, as amended by the articles of merger) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies;

b.	the memorandum and articles of the surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles are contained in the articles of merger;

c.	assets of every description, including choses in action and the business of each of the constituent companies, immediately vest in the surviving company;

d.	the surviving company is liable for all claims, debts, liabilities and obligations of each of the constituent companies;

e.	no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger; and

f.	no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director or officer, or agent thereof, are abated or discontinued by the merger; but

(i)	the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or against the member, director, officer or agent thereof, as the case may be; or

(ii)	the surviving company may be substituted in the proceedings for a constituent company.

The registrar shall strike off the Register of Companies a constituent company that is not the surviving company in the merger.

The BVI Act provides that any member of the Company is entitled to payment of the fair value of his shares upon dissenting from a merger, unless the Company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position in respect of dissenters rights in the event of a merger under the BVI Act.

A dissenter is in most circumstances required to give to the Company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the Company did not give notice of the meeting of members or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the Company shall give written notice of the consent or resolution to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the Company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the Company a written notice of his decision to elect to dissent, stating:

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the Company); and

(c)	a demand for payment of the fair value of his shares.

Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a member except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the action is illegal.

The Company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later.

If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

(a)	the Company and the dissenter shall each designate an appraiser;

(b)	the two designated appraisers together shall designate an appraiser;

(c)	the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the Company and the dissenter for all purposes; and

(d)	the Company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares, and such shares shall be cancelled.

Continuation into a Jurisdiction Outside the BVI. In accordance with, and subject to, our Amended Memorandum and Articles, the Company may by resolution of shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the BVI in the manner provided under those laws. The Company does not cease to be a BVI company unless the foreign law permits continuation and the BVI company has complied with the requirements of that foreign law. Where a company that wishes to continue as a company incorporated under the laws of a jurisdiction outside the BVI has a charge registered in respect of the property of the company undersection 163 of the BVI Act which has not been released or satisfied, it shall, before continuing and provided that the charge does not contain a covenant prohibiting continuation of the company outside the BVI, provide a written declaration addressed to the Registrar specifying that: (a) a notice of satisfaction or release in respect of the charge has been filed and registered under section 165 of the BVI Act; (b) where paragraph (a) has not been complied with, the chargee to whom the registered charge relates has been notified in writing of the intention to continue the company as a company incorporated under the laws of a jurisdiction outside the BVI and the chargee has given his or her consent or has not objected to the continuation; or (c) where paragraph (a) has not been satisfied and the chargee, after notification under paragraph (b), has not given his or her consent or objected to the continuation, the chargee’s interest secured by the registered charge shall not be diminished or in any way compromised by the continuation and the charge shall operate as a liability of the continued company incorporated under the laws of a jurisdiction outside of the BVI. Where a company is continued under the laws of a jurisdiction outside the BVI, (a) the company continues to be liable for all of its claims, debts, liabilities and obligations that existed prior to its continuation, (b) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against the company or against any shareholder, director, officer or agent thereof, is released or impaired by its continuation as a company under the laws of the jurisdiction outside the BVI, (c) no proceedings, whether civil or criminal, pending by or against the company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by its continuation as a company under the laws of the jurisdiction outside the BVI, but the proceedings may be enforced, prosecuted, settled or compromised by or against the Company or against the shareholder, director, officer or agent thereof, as the case may be; and (d) service of process may continue to be effected on the registered agent of the company in the BVI in respect of any claim, debt, liability or obligation of the Company during its existence as a company under the BVI Act.

Members’ Suits. Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members.

If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.

The BVI Act provides for a series of remedies available to members. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Members can now also bring derivative, personal and Representative Actions under certain circumstances.

Generally, any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association.

In certain circumstances, a member has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the British Virgin Islands may, on application of a member or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I(1) of the BVI Act, a member of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the British Virgin Islands for an order which, inter alia, can require the company or any other person to pay compensation to the members.

Inspection of Books and Records. A member of the Company is entitled, on giving written notice to the Company, to inspect (a) the memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the Company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent: its memorandum and articles of association of the company; the register of members or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Squeeze-out Provisions. Members of a company holding 90% of the votes of the outstanding shares entitled to vote and members of a company holding 90% of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing it to redeem the shares held by the remaining members.

Dissolution; Winding up. Under BVI law, the liquidation of a company may be a voluntary solvent liquidation or a insolvent liquidation under the Insolvency Act. Where a company has been struck off the Register of Companies under the BVI Act continuously for a period of 7 years it is dissolved with effect from the last day of that period.

Voluntary Liquidation If the liquidation is a solvent liquidation, the provisions of the BVI Act governs the liquidation. A company may only be liquidated under the BVI Act as a solvent liquidation if it has no liabilities or it is able to pay its debts as they fall due and the value of its assets exceeds its liabilities. Subject to the memorandum and articles of association of a company, a liquidator may be appointed by a resolution of directors or resolution of members but if the directors have commenced liquidation by a resolution of directors the members must approve the liquidation plan by a resolution of members save in limited circumstances.

A liquidator is appointed for the purpose of collecting in and realizing the assets of a company and distributing proceeds to creditors.

Rights of Non-resident or Foreign Members. There are no limitations imposed by memorandum and articles of association on the rights of non-resident or foreign members to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which member ownership must be disclosed.

Anti-money laundering. In order comply with legislation or regulations aimed at the prevention of money laundering the Company is required to adopt and maintain anti-money laundering procedures, and may require members to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Material Differences in BVI Law and our Memorandum and Articles of Association and Delaware Law

Our corporate affairs are governed by our memorandum and articles and the provisions of applicable BVI law, including the BVI Act and BVI common law. The BVI Act differs from laws applicable to US corporations and their shareholders. The following table provides a comparison between certain statutory provisions of the BVI Act (together with the provisions of our memorandum and articles) and the Delaware General Corporation Law relating to shareholders’ rights.

Shareholder Meetings

BVI		Delaware

●	In accordance with, and subject to, our Amended Memorandum and Articles (a) any director of the company may convene meetings of the shareholders at such times and in such manner as the director considers necessary or desirable; and (b) upon the written request of shareholders entitled to exercise thirty percent (30%) or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders.	●	May be held at such time or place as designated in the charter or the by-laws, or if not so designated, as determined by the board of directors.

●	May be held inside or outside the BVI.	●	May be held inside or outside Delaware.

●	In accordance with, and subject to, our Amended Memorandum and Articles, (a) the director convening a meeting shall give not less than 7 days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members of the company and are entitled to vote at the meeting; and the other directors; and (b) the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.	●	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s Voting Rights

BVI		Delaware

●	In accordance with, and subject to, our Amended Memorandum and Articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder; and (b) the instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.	●	Any person authorized to vote may authorize another person or persons to act for him by proxy.

●	In accordance with, and subject to, our Amended Memorandum and Articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than fifty percent (50%) of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (b) if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.	●

The charter or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares shall constitute a quorum.

●	In accordance with, and subject to, our Amended Memorandum and Articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) at any meeting of the shareholders, the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken forthwith. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting. In accordance with the BVI Act, a shareholder resolution is passed if approved by a majority of in excess of 50% or, if a higher majority is required by the memorandum and articles, that higher majority, of the votes of those shareholders entitled to vote and voting on the resolution; unless (in either case) the BVI Act or our memorandum and articles require a different majority.	●	Except as provided in the charter documents, changes in the rights of shareholders as set forth in the charter documents require approval of a majority of its shareholders.

●	In accordance with, and subject to, our Amended Memorandum and Articles, (a) the rights attached to shares as specified in the memorandum may only, whether or not the Company is in liquidation, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 percent of the issued shares of that class, except where some other majority is required under our memorandum and articles or the BVI Act.	●	The certificate of incorporation or bylaws may provide for cumulative voting.

●	In accordance with, and subject to, our Amended Memorandum and Articles (including, for the avoidance of any doubt, Clause 8 of the memorandum and any rights or restrictions attaching to any shares), the company may amend its memorandum or articles by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a Resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the memorandum or articles; (ii) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the memorandum or articles; (iii) in circumstances where the memorandum or articles cannot be amended by the shareholders or (iv) to Clauses 7, 8, 9 or 12 of the memorandum.

Directors

BVI		Delaware

●	In accordance with, and subject to, our Amended Memorandum and Articles, the minimum number of directors shall be one.	●	Board must consist of at least one member.

●	In accordance with, and subject to, our Amended Memorandum and Articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any Ordinary Shares), (a) the first directors of the Company shall be appointed by the first registered agent within 6 months of the date of the incorporation of the Company; and thereafter, the directors shall be elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his earlier death, resignation or removal; (c) a director may be removed from office: (i) with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five percent of the Shareholders of the Company entitled to vote; or (ii) with cause, by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director; (d) a director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; and (e) a director is not required to hold Ordinary Shares as a qualification to office.	●	Number of board members shall be fixed by the by laws, unless the charter fixes the number of directors, in which case a change in the number shall be made only by amendment of the charter.

●	Directors do not have to be independent.	●	Directors do not have to be independent.

Shareholder’s Derivative Actions

BVI		Delaware

●	Under the provisions of the Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the articles of association or in the Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares.	●	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

●	If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.	●	Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

●	The Act provides for a series of remedies available to members. Where a company incorporated under the Act conducts some activity which breaches the Act or the company’s memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Members can now also bring derivative, personal and Representative Actions under certain circumstances.	●	Such action shall not be dismissed or compromised without the approval of the Delaware Court of Chancery.

●	The traditional English basis for members’ remedies have also been incorporated into the Act: where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the BVI High Court for an order on such conduct.

●	Any member of a company may apply to the BVI High Court for the appointment of a liquidator for the company and the Court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

●	The Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(a)	a merger;

(b)	a consolidation;

(c)	any sale, transfer, lease, exchange or other disposition of more than 50 percent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition; or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(d)	a redemption of 10 percent, or fewer, of the issued shares of the company required by the holders of 90 percent, or more, of the shares of the company pursuant to the terms of the Act; and

(e)	an arrangement, if permitted by the BVI High Court.

●	Generally, any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association.

●	The Act provides that if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the Act or the memorandum or articles of association of the company, the BVI High Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the Act or the memorandum or articles of association.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described under “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

E.	Taxation

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Sichenzia Ross Ference LLP, our U.S. Tax counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of O Tse & Co., our HK SAR counsel, insofar as it relates to legal conclusions with respect to matters of HK SAR Taxation below.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

HK SAR Taxation

The following brief description of HK SAR laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Profits tax

No tax is imposed in HK SAR in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in HK SAR where such gains are derived from or arise in HK SAR from such trade, profession or business will be chargeable to HK SAR profit tax. Liability for HK SAR profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in HK SAR where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in HK SAR. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, HK SAR does not impose withholding tax on gains derived from the sale of stock in HK SAR companies and does not impose withholding tax on dividends paid outside of HK SAR by HK SAR companies. Accordingly, investors will not be subject to HK SAR withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between HK SAR and the United States.

Stamp duty

HK SAR stamp duty is generally payable on the transfer of “Hong Kong stocks.” The term “stocks” refers to shares in companies incorporated in HK SAR, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in HK SAR given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in HK SAR. If HK SAR stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.13% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

British Virgin Islands Taxation

The following summary contains a description of certain British Virgin Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of British Virgin Islands and regulations thereunder and on the tax laws of the U.S. and regulations thereunder as of the date hereof, which are subject to change.

British Virgin Islands Tax Considerations

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Under Existing British Virgin Islands Laws.

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by the Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI. This assumes that the Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

The disclosure included in the Taxation Section of this report is the opinion of Maples & Calder, our BVI counsel, on the BVI tax consequences of investing in the Company. In addition, Maples & Calder has confirmed rendering the tax opinion relating the BVI taxation contained in this section in part of its legal opinion attached herein as Exhibit 15.1.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAXADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAXCONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this report. Non-corporate U.S. Holders will also be subject to the 3.8% Net Investment Income Tax if their income exceeds the threshold amounts for such tax.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

A dividend distribution that exceeds our current and accumulated earnings and profits is treated as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that it exceeds your tax basis, as capital gain, but only if we determine our accumulated earnings and profits under U.S. federal income tax principles. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Net Investment Income Tax also applies to capital gains.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

Our status as a Passive Foreign Investment Company.

A non-U.S. corporation is considered a passive foreign investment company or “PFIC” for any taxable year if either:

● at least 75% of its gross income for such taxable year is passive income (the “passive income test”); or

● at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”)

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

In determining whether we are a PFIC, we are permitted, under Internal Revenue Code (“Code”) Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value (a so-called “look-through subsidiary”). Because we own 100% of the stock of Wang & Lee Contracting Limited (“Wang & Lee”), in determining our PFIC status we will take into account its income and assets (other than certain assets, or the income therefrom, that are subject to intercompany transfers), as well as the income and assets of any other look-through subsidiary.

Taking into account the income and assets of Wang & Lee, our status as a PFIC will depend on the nature of our income and the income of Wang & Lee (as well as the income and assets of any other look-through subsidiary). We expect Wang & Lee to have considerable amounts of income from operations and so we expect that any passive income generated by us and by Wang & Lee (and our other 100% owned subsidiary) will not amount to 75% of the total income from all the entities. Accordingly, based on our current operations we would not expect to be a PFIC under the passive income test. (As discussed below, PFIC status is determined on an annual basis and our status as a PFIC under the passive income test may change from year to year.)

In determining whether we are a PFIC under the assets test, a number of different kinds of assets must be taken into account. Wang & Lee has considerable assets used in its operations which would be counted as active assets. However, in our initial public offering we expect to raise for our company cash in an amount that considerably exceeds the value of the operational assets of Wang & Lee. The IRS has stated that cash, even if held as working capital, produces passive income and is therefore a passive asset. Our status as a PFIC under the assets test will therefore depend in part on how quickly we spend the cash that we raise. Our status as a PFIC could also depend on the value of our stock as determined by the market. PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the 2022 taxable year or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC (under either the asset test or the passive income test), and there can be no assurance with respect to our status as a PFIC for 2022 or any future taxable year.

If we are a PFIC for any year during which you hold our Ordinary Shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Ordinary Shares, even if in a succeeding taxable year we are no longer classified as a PFIC. However, if we cease to be a PFIC, you may avoid the adverse effects of the PFIC regime thereafter by making a “purging election” (as described below) with respect to the Ordinary Shares. A discussion of other ways in which you may be able to mitigate some of the adverse effects of PFIC status are also discussed below.

Consequences to you of PFIC status.

If we are a PFIC for a taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive, and with respect to any gain that you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, in that year and subsequent years, unless you make a “mark-to-market” election as discussed below. You will be subject to these rules for the first year in which we are a PFIC and for all subsequent years unless (i) we cease to be classified as a PFIC and (ii) you make a “purging election”, as discussed below.

“Excess distributions” are distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during (i) the three preceding taxable years or (ii) your holding period for the Ordinary Shares, whichever is shorter. Under the special tax rules that apply to excess distributions, and to gains realized from a disposition of our Ordinary Shares,

● the excess distribution or gain will be allocated ratably (on a daily basis) over your holding period for the Ordinary Shares;

● the amount allocated to your current taxable year, and any amount allocated to any tax year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income arising in the current taxable year; and

● the amount allocated to each of your other taxable year(s) – i.e., prior years during which we were a PFIC — will be subject to the highest tax rate in effect for that year; moreover, interest charges generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of excess distribution or disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

“Mark-to-market” election. To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts.

In you sell or otherwise dispose of any Ordinary Shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares.

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. We will be listed on the Nasdaq Capital Market, but we are uncertain as to whether our Ordinary Shares will be regularly traded. If our Ordinary Shares do not trade regularly on the Nasdaq Capital Market, the mark-to-market election would not be available to you were we to be or become a PFIC.

“Purging election.” If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. But as long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our Ordinary Shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

In some cases a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC generally includes in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides the U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Reporting requirements. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will in all likelihood be required to file U.S. Internal Revenue Service Form 8621 for each such year and provide certain annual information regarding such Ordinary Shares, including information on distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. You should consult your tax advisor about Form 8621 filing requirements.

The PFIC rules are complex and uncertain. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above, including your ability to make a “protective election” if you are uncertain about our PFIC status, and the PFIC filing requirements

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

Additional reporting requirements that apply if we are classified as a PFIC are discussed above under “Passive Foreign Investment Company – Reporting Requirements”.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 with the SEC to register the sale of our Ordinary Shares in our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our annual reports will include a review of operations and annual audited combined and consolidated financial statements prepared in conformity with U.S. GAAP, and we will make available all notices of shareholders’ meetings and other reports and communications to our shareholders in accordance with all applicable legislation and regulation. In accordance with the requirements of Nasdaq, we will post this annual report on Form 20-F on our website at http://www.wangnlee.com.hk.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk - Account receivables and contract assets arising from contracts with customers

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective account receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of account receivables and contract assets for the year ended December 31, 2022 is $1,068,287 and $1,037,458, respectively.

Interest risk - Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates line of credit, short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, the Company did not have foreign currency denominated monetary liabilities at the end of reporting period. the Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise. The Company, the currency risk of $    is considered insignificant as HK$ is pegged to $    and therefore no sensitivity analysis is presented.

Economic and political risks

The Company’s operations are mainly conducted in HK SAR. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR.

The Company’s operations in HK SAR are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Environmental risks

The Company has procured environmental licenses required by the HK SAR government. Historically there was no penalties charged over the environmental issue during any engagement of construction works. In addition, the Company also obtained a certification of complies with the requirements of ISO 14001: 2015 Environmental Management System Standard to maintain and proved the quality service with less environmental risk.

Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact WLHK’s results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 in relation to our initial public offering of 1,600,000 Ordinary Shares, at a purchase price of US$5.00. Our initial public offering was completed on April 24, 2023. The total expenses incurred for our Company’s account in connection with our initial public offering includes US$0.56 million in underwriting discounts and commissions and approximately US$1.2 million in other costs and expenses. We raised approximately US$6.0 million in net proceeds from the issuance of new shares from the initial public offering. As of the date of this report, we intend to use the proceeds from our initial public offering as disclosed in our prospectus dated April 20, 2023.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting

In connection with the audit of our combined and consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audit of our combined and consolidated financial statements as of and for the year ended December 31, 2022. We have taken measures and plan to continue to take measures to remediate these deficiencies. We have hired and will continue to hire more accounting personnel to strengthen the financial reporting function and setting up a financial and system control framework. We are developing and are in the process of implementing a comprehensive set of period-end financial reporting policies and procedures. We are committed to rectifying this material weakness within six months from the completion of our initial public offering. We have budgeted $500,000 from the offering proceeds to improve our internal controls.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information — D. Risk Factors —  Risks Related to Ownership of Our Ordinary Shares — Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.”

As a company with less than US$1.235 billion in revenue for the fiscal year of 2022, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal controls over financial reporting other than the remediation of the material weakness relates to lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting as described above.

ITEM 16.	[Reserved]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Edmund Chan qualifies as an audit committee financial expert and has the accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K and required under NASDAQ Rule 5605(c)(2).

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at http://www.wangnlee.com.hk.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC P.C., our principal external auditors, for the periods indicated.

	2022	2021

Audit fees(1)	$170,000	60,000
All other fees(2)	-		-

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC.

(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by WWC P.C., including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

As a BVI company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq listing standards. We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Ownership of Our Ordinary Shares — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The combined and consolidated financial statements of our Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of WANG & LEE GROUP, Inc. (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1/A filed on March 28, 2023)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1/A filed on March 28, 2023)

4.1	Employment Agreement between the Company and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement Form F-1/A filed on March 28, 2023)

4.2	Lease Agreement (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1/A filed on March 28, 2023)

4.3	Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 6-K filed on April 24, 2023)

8.1*	Subsidiary(ies) of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1/A filed on March 28, 2023)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

* Filed with this Annual Report on Form 20-F.

** Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WANG & LEE GROUP, Inc.

By:	/s/ Pui Lung, Ho
Pui Lung, Ho
Chief Executive Officer
(Principal Executive Officer)

/s/ Yuk Ming, Gary Ma
Yuk Ming, Gary Ma
Chief Financial Officer
Principal Accounting and Financial Officer

Date: May 15, 2023

WANG & LEE GROUP, INC.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

To:	The Board of Directors and Shareholders of Wang & Lee Group Inc.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wang & Lee Group Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit and has a working capital deficit, net cash outflows from operating activities which raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters are described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition for Engineering and Construction Contracts

As described in Note 2 to the consolidated financial statements, the Company recognizes engineering and construction contract revenue over time, as performance obligations are satisfied, using the percentage-of-completion method (an input method) based primarily on contract costs incurred to date compared to total estimated contract costs. Revenue recognition under this method is judgmental, as it requires the Company to prepare estimates of total contract revenue and total contract costs, including costs to complete in-process contracts.

Auditing the Company’s estimates of total contract revenue and costs used to recognize revenue on engineering and construction contracts involved significant auditor judgment, as it required the evaluation of subjective factors, such as assumptions related to estimated material, labor and subcontractor costs. These assumptions involved significant management judgment, which affects the measurement of revenue recognized by the Company.

The following are the primary procedures we performed to address this critical audit matter. To test the Company’s contract estimates related to revenues recognized on engineering and construction projects, our audit procedures included selecting a sample of projects and, among other procedures, we obtained and inspected related contract agreements to test the existence of customer arrangements and understand the scope and pricing of the related projects; evaluated the reasonableness of the Company’s estimated costs to complete by obtaining and inspecting supporting documentation for a sample of cost estimate components; agreed actual costs incurred to supporting documentation; recalculated revenues recognized based on the project’s percentage of completion and management’s estimate of total contract revenue; and compared contract profitability estimates in the current year to historical estimates and actual performance for the same projects.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

May 15, 2023

We have served as the Company’s auditor since May 5, 2021.

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2021

(Stated in US Dollars)

	2022	2021
ASSETS

Cash and cash equivalents	$609,616	$537,738
Account receivables, net	1,068,287	681,449
Contract assets, net	1,037,458	943,369
Retention receivables – current, net	2,216	67,549
Other receivables	-	16,565
Other receivables – related parties	1,282	1,283
Advance and prepayments	159,741	16,625
Total current assets	2,878,600	2,264,578

Retention receivables – non-current, net	219,599	150,589
Plant and equipment, net	1,812	4,425
TOTAL ASSETS	$3,100,011	$2,419,592

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Short-term bank loans	$455,103	$258,539
Accounts payables	937,043	694,581
Other payables	47,730	76,119
Contract liabilities	867,132	227,371
Other payables – related parties	1,853,263	1,526,557
Total current liabilities	4,160,271	2,783,167

Bank loans – non-current	653,185	752,859
TOTAL LIABILITIES	$4,813,456	$3,536,026

Commitments and contingencies	-	-

Shareholders’ Deficit
Ordinary share, no par value; 12,000,000 shares issued and outstanding as of December 31, 2022 and 2021.	$2	$2
Additional paid in capital	503,225	503,225
Accumulated deficit	(2,221,822)	(1,624,941)
Accumulated other comprehensive income	5,150	5,280
Total Shareholders’ Deficit	(1,713,445)	(1,116,434)

TOTAL LIABILTIES AND SHAREHOLDERS’ DEFICIT	$3,100,011	$2,419,592

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

(Stated in US Dollars)

	2022	2021

Contract revenues	$4,169,931	$4,135,059
Contract costs	3,384,227	3,275,299
Gross profit	785,704	859,760

Selling expenses	-	-
General and administrative expenses	1,427,156	1,220,619
Total operating expenses	1,427,156	1,220,619

Operating loss	(641,452)	(360,859)

Other income (expenses)
Other income	79,948	19,428
Interest expense	(35,377)	(13,312)
Total other income	44,571	6,116

Loss before taxes	(596,881)	(354,743)

Provision for income taxes	-	-

Net loss	$(596,881)	$(354,743)

Other comprehensive (loss) income
Foreign currency translation adjustment	(130)	4,053
Total comprehensive loss	$(597,011)	$(350,690)

Loss per share – Basic and diluted	$(0.05)	$(0.03)
Basic and diluted weighted average shares outstanding	12,000,000	12,000,000

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

(Stated in US Dollars)

					Accumulated
	Number		Additional		Other
	of	Ordinary	Paid-in	Accumulated	Comprehensive
	Shares	Shares	Capital	Deficit	Income	Total

Balance, January 1, 2021	12,000,000	$2	$503,225	$(1,270,198)	$1,227	$(765,744)

Net loss	-	-	-	(354,743)	-	(354,743)

Foreign currency translation adjustment	-	-	-	-	4,053	4,053

Balance, December 31, 2021	12,000,000	$2	$503,225	$(1,624,941)	$5,280	$(1,116,434)

					Accumulated
	Number		Additional		Other
	of	Ordinary	Paid-in	Accumulated	Comprehensive
	Shares	Shares	Capital	Deficit	Income	Total

Balance, January 1, 2022	12,000,000	$2	$503,225	$(1,624,941)	$5,280	$(1,116,434)

Net loss	-	-	-	(596,881)	-	(596,881)

Foreign currency translation adjustment	-	-	-	-	(130)	(130)

Balance, December 31, 2022	12,000,000	$2	$503,225	$(2,221,822)	$5,150	$(1,713,445)

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

(Stated in US Dollars)

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(596,881)	$(354,743)
Depreciation	2,603	3,629
Expected credit loss allowance and bad debt written-off	168,817	108,456
Contract assets	(233,069)	(747,043)
Account receivables	(413,098)	772,607
Other receivables	16,496	-
Retention receivables	(5,786)	86,744
Advance and prepayments	(142,557)	(659)
Account payables	226,336	(34,441)
Other payables	(12,922)	(14,348)
Contract liabilities	637,297	(303,003)
Net cash used in operating activities	(352,764)	(482,801)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of bank loans	(440,623)	(1,411,310)
Proceeds from new bank loans	537,371	2,068,614
Advance from a director	325,783	1,523,639
Repayments to directors	-	(1,158,138)
Repayments to a related company	-	(3,335)
Advance to a holding company	-	(1,287)
Net cash provided by financing activities	422,531	1,018,183

Net increase of cash and cash equivalents	69,767	535,382
Effect of foreign currency translation on cash and cash equivalents	2,111	(5,863)
Cash and cash equivalents, beginning of year	537,738	8,219
Cash and cash equivalents, end of year	$609,616	$537,738

Supplementary cash flow information:

Taxes paid	$-	$-
Interest paid	$35,377	$13,312
Listing fee	$328,699	$458,013

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021

(Stated in US Dollars)

NOTE 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

WANG & LEE GROUP, Inc. (the “Company”) was incorporated in the British Virgin Islands (“BVI”) on May 20, 2021 as an investment holding company. The Company conducts its primary operations through its indirectly wholly owned subsidiary WANG & LEE CONTRACTING LIMITED (“WLHK”) which is incorporated and domiciled in Hong Kong SAR; WLHK provides contract engineering, installation and out-fitting of the following products and services: low voltage (220v/phase 1 or 380v/phase 3) electrical systems, mechanical ventilation and air-conditioning systems (“MVAC”), fire safety systems, and water supply and sewage disposal systems.

The Company owns WANG & LEE HOLDINGS, Inc. (“WL Holdings”) an investment holding company that was incorporated in the BVI on May 27, 2021. The primary purpose of WL Holding is to hold WLHK. WLHK was incorporated on December 3, 1992, in Hong Kong SAR and provides the services above to large corporate customers that are primary located in Hong Kong SAR.

The following is an organization chart of the Company and its subsidiaries:

GOING CONCERN

As of December 31, 2021, the Company has incurred a net loss of $354,743 and had an accumulated deficit $1,624,941 and a working capital deficit of $518,589, and its net cash used in operating activities for the year ended December 31, 2021 was $482,801. These circumstances gave rise to substantial doubt that the Company would continue as a going concern subsequent to December 31, 2021.

As of December 31, 2022, the Company has incurred a net loss of $596,881 and had an accumulated deficit $2,221,822 and a working capital deficit of $1,281,671, and its net cash used in operating activities for the year ended December 31, 2022 was $352,764; accordingly, as of the date of this report, there still exist substantial doubt that the Company will continue as going concern. Management plans to focus its resources on smaller scale engineering projects that generate sustainable positive profit margins. Additionally, the Company plans to raise capital via private placement and public offering in the event that the Company does not have adequate liquidity to meet its current obligations.

NOTE 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The accompanying audited consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting

The accompanying audited consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). In addition, the financials include WL Holding and WLHK, entities combined with the Company as of December 31, 2022 and 2021 based on common control. The Company eliminates all significant intercompany balances and transactions in its audited consolidated financial statements.

Management has prepared the accompanying audited consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Principles of consolidation

The accompanying audited consolidated financial statements reflect the activities of the Company, and each of the following entities:

	Place of	Attributable equity	Registered
Name of Company	incorporation	interest %	capital
WANG & LEE GROUP, Inc.	BVI	100	$2
WANG & LEE HOLDINGS, Inc.	BVI	100	100
WANG & LEE CONTRACTING LIMITED	Hong Kong SAR (“HK SAR”)	100	503,225

Management has eliminated all significant inter-company balances and transactions in preparing the accompanying audited consolidated financial statements.

On May 20, 2021, the Company incorporated in the BVI. On May 27, 2021, the Company incorporated WL Holding, a limited company incorporated in the BVI.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation (Continued)

On July 2, 2021, we acquired WLHK. WLHK was owned 99% by Sau Lee Shirley Kam and 1% by Pui Lung Ho. Pui Lung Ho owns 100% of the common stock of WANG & LEE GROUP, Inc. through his ownership of WANG & LEE BROTHERS, Inc. Sau Lee Shirley Kam is mother of Pui Lung Ho. Since there is a family relationship between Sau Lee Shirley Kam and Pui Lung Ho, the acquisition of WLHK has been accounted for as a business combination under common control in accordance to ASC-805-30-5, in which the assets and liabilities of WLHK has been presented at their carrying values at the date of the transaction.

The accompanying financial statements have been prepared assuming the Company and its subsidiaries WL Holdings and WLHK were wholly owned by the Company from the beginning of the first period presented.

Use of estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

The Company considers cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution. Certain of these accounts are designated as zero balance accounts wherein the balance is swept out nightly to reduce the Company’s line of credit balance, if any.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advance and prepayments

The Company makes a deposit payment to suppliers and vendors for the procurement of materials. Upon physical receipt and inspection of the materials from suppliers, the applicable amount is reclassified from deposit and prepayments, and advance to contract costs due to those materials are ordered only when needed by specific projects.

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the plant and equipment are as follows:

Furniture & fixtures	5 years
Equipment	5 years
Motor vehicle	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The accompanying audited consolidated financial statements are presented in United States dollars (“$”). The functional currency of the Company is the Hong Kong Dollars (“HK$”). WLHK’s assets and liabilities are translated into $ from HK$ at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2022	2021
Period-end $: HK$ exchange rate	7.7990	7.7971
Period average $: HK$ exchange rate	7.8298	7.7723

Adoption of new accounting standard

Effective January 1, 2022, the Company adopted ASU No. 2021-04, Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This ASU provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. It specifically addresses measurement, treatment and recognition of a freestanding equity-classified written call option modification or exchange. The adoption of this standard did not have an impact on the consolidated financial statements.

Effective January 1, 2022, the Company adopted ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements and any significant terms and conditions of the agreements, including commitments and contingencies. The adoption of this standard did not have an impact on the consolidated financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

As discussed in Note 1, the Company provides a variety of engineering and related professional services to customers located throughout the HK SAR. The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Subcontractor materials, labor and equipment are included in revenue and cost of revenue when management believes that the Company is acting as a principal rather than as an agent (e.g., the Company integrates the materials and labor into the deliverables promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). In the contracts with customer, there are terms that allow for the Company to implement variation order without seeking additional approval from their customers within a pre-approved range set forth in the contract; these variations may be for additional labor or materials necessary to fulfill the contract. The Company typically integrates the deliverables as part of the general performance obligation of the contract as a whole. Historically, any contract acquisition costs have been immaterial; in the event that such costs arose, the Company expenses such costs incurred as periodic cost. Any project mobilization costs such as obtaining government zoning, approvals and permits are included in project costs, and constitute a part of the overall performance obligation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The Company contracts set forth payment terms that require their customer to make payment within 30 days of billing which is triggered by the Company reaching the milestone to bill the customer after the Company has received certification that it has discharged its responsibilities under the terms of the contract.

Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment do not typically exceed one year.

For service contracts, such as fire safety systems inspection services, the Company recognizes revenue at a point in time when the service has been rendered to the customer which is evidenced by the Company submitting the annual inspection certificate to the Director of the Fire Services Department of the Government of the HK SAR.

The Company generally provides limited warranties for work that it has performed under its engineering and construction contracts; these warranty periods are known as the defect liabilities period (“DLP”). The DLP typically extends for a duration of one year from the substantial completion of the project for the customer. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the Customer will withhold 5 to 10% of the total contract value until the end of the DLP at which point the customer will release the retention amounts to the Company.

The details of revenue and cost of revenue of the Company is as follows:

	December 31,
	2022	2021

Contract Revenue	$4,169,931	$4,135,059
Contract Costs	3,384,227	3,275,299
Gross Profit	$785,704	$859,760

Gross Profit Margin	19%	21%

Contract related assets and liabilities are classified as current assets and current liabilities. Significant balance sheet accounts related to the revenue cycle are as follows:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Account receivables, net

Account receivables, net (contract receivables) include amounts billed under the contract terms. The amounts are stated at their net realizable value. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Contract assets

Contract assets are recorded when progress to completion revenue earned on contracts exceeds amounts actually billed under the contract.

Contract liabilities

Contract liabilities are recorded when amounts actually billed under a contract exceeds the progress to completion revenue earned under the contract.

Deferred income

In the contracts, 5 to 10% of the contract sum (“Retention Revenue”) usually assign to be withheld at the end of a project for the limited warranties of work performed under its engineering and construction contracts to ensure that the Company meets the contract requirements. Once the defect liabilities period (“DLP”) started, the Company recognized retention receivable and deferred income. The Retention Revenue will be recognized once the DLP is ended and signed off by the customer.

Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. WLHK adopted the new standard effective January 1, 2019, the first day of the Company’s fiscal year and applied to account receivables, contract assets, retention receivables and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of services.

Income Taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the audited consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the audited consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. the Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, and short-term debt, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by WLHK. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash, accounts receivable, other receivables, prepayments, accounts payable, other payables and short term loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (Continued)

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

Recent accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard is effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. This standard is effective for the Company on January 1, 2023 and the Company does not expect a significant impact to the consolidated financial statements upon adoption. However, the ultimate impact is dependent upon the size and frequency of future acquisitions.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s audited consolidated balance sheets, statement of operations and comprehensive income and statement of cash flows.

NOTE 3 – ACCOUNT RECEIVABLES, NET

Account receivables consist of the following:

	December 31,
	2022	2021

Account receivables	$1,104,187	$689,622
Less: allowance for expected credit loss	(35,900)	(8,173)
	$1,068,287	$681,449

The movement of allowances for expected credit loss is as follow:

	December 31,
	2022	2021

Balance at beginning of the year	$(8,173)	$(3,062)
Provision	(27,619)	(5,146)
Exchange adjustment	(108)	35
Ending balance	$(35,900)	$(8,173)

NOTE 4 – CONTRACT ASSETS, NET

Contract assets consist of the following:

	December 31,
	2022	2021
Contract assets
Balance at beginning of the year	$943,369	$305,928
Additions	797,302	1,609,920
Changes due to billings	(804,156)	(862,830)
Allowance for expected credit loss and bad debt written-off	100,486	(109,013)
Exchange adjustment	457	(636)
Balance at end of year	$1,037,458	$943,369

The movement of allowances for expected credit loss is as follow:

	December 31,
	2022	2021

Balance at beginning of the year	$(108,965)	$(3,519)
Provision	(3,628)	(105,802)
Bad debt written-off	104,114	-
Exchange adjustment	425	356
Ending balance	$(8,054)	$(108,965)

NOTE 5 – RETENTION RECEIVABLES, NET

Retention receivables consist of the following:

	December 31,
	2022	2021

Retention receivables – current	$2,237	$67,549
Less: allowance for expected credit loss	(21)	-
	$2,216	$67,549

Retention receivables – non-current	$221,658	$150,589
Less: allowance for expected credit loss	(2,059)	-
	$219,599	$150,589

The movement of allowances for expected credit loss is as follow:

	December 31,
	2022	2021

Balance at beginning of the year	$-	$(2,500)
(Provision) Reversal of provision	(2,071)	2,492
Exchange adjustment	(9)	8
Ending balance	$(2,080)	$-

NOTE 6 – PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	December 31,
	2022	2021
At cost:
Furniture and fixtures	$3,176	$3,195
Equipment	28,083	28,250
Motor vehicle	27,809	27,976
	59,068	59,421
Less: accumulated depreciation	(57,256)	(54,996)
Total	$1,812	$4,425

Depreciation expense for the year ended December 31, 2022 and 2021 was $2,603 and $3,629, respectively.

NOTE 7 – CONTRACT LIABILITIES

Contract liabilities consist of the following:

	December 31,
	2022	2021

Balance at beginning of year	$227,371	$532,456
Additions	664,259	106,493
Recognized to revenue during the year	(26,962)	(409,495)
Exchange adjustment	2,464	(2,083)
Balance at end of year	$867,132	$227,371

NOTE 8 – SHORT-TERM AND LONG-TERM BANK LOANS

Short-term and long-term bank loans consist of the following:

Credit agreement entered date	Provider	Facilities	Interest rate	Limits	Utilized as of December 31,
					2022	2021
August 23, 2021	The Bank of East Asia, Limited (“BEA”)	General banking facilities		641,262	-	-
		(i) Invoice financing loan	Higher of HIBOR +2.5% or Prime rate -1%		-	241,884
		(ii) Bank overdraft	Higher of HIBOR +3% or Prime rate		-	-

September 27, 2021	BEA	Non-revolving term loan under SME Financing Guarantee Scheme	Prime Rate -2.50%	769,514	-	-
		- Short-term loan portion			99,640	16,655
		- Long-term loan portion			653,185	752,859

August 1, 2022	BEA	General banking facilities		641,109	-	-
		(i) Invoice financing loan	Higher of HIBOR +2.5% or Prime rate -1%		99,020	-
		(ii) Revolving loan	Higher of HIBOR +3% or Prime rate -0.5%		256,443	-
		(iii) Bank overdraft	Higher of HIBOR +3% or Prime rate		-	-

On August 1, 2022, the new credit agreement offers from BEA replaced the credit agreement offers from BEA entered on August 23, 2021.

NOTE 8 – SHORT-TERM AND LONG-TERM BANK LOANS (CONTINUED)

As of December 31, 2022 and 2021, invoice financing and revolving loans were secured by the personal deposit from the director of the Company and a related party, and limited personal guarantee provided by the director and a related party. The amounts due are based on scheduled repayment dates set out in the banking facilities letters or loan agreements. All the Company’s invoice financing and revolving loans carried variable interest at the higher of 1-month Hong Kong Interbank Offered Rate (the “HIBOR”) plus 2.5% to 3% per annum or the Prime Rate less 0.5% to 1% per annum.

As of December 31, 2022 and 2021, the non-revolving term loan under SME Financing Guarantee Scheme was issued by the HKMC Insurance Limited under the SME Financing Guarantee Scheme and secured by personal guarantee provided by the director and a related party for HK$6,000,000 (equivalent to $769,330). The amounts due are based on scheduled repayment dates set out in the banking facilities letters. The bank loan carrying by 2.5% per annum below the prime lending rate for Hong Kong Dollars quoted by HKMC.

The effective interest rate of the years 2022 and 2021 for the Company’s short-term and long-term bank loans ranged from 2.75% to 7.53% per annum. Except the balance of $653,185 (2021: $752,859) of the non-revolving term loan under SME Financing Guarantee Scheme are repayable more than one year, all the Company’s short-term and long-term bank loans are repayable on demand or repayable within one year.

Interest expense on the short-term and long-term bank loans totaled $35,377 and $13,312 during the year ended December 31, 2022 and 2021, respectively.

As of December 31, 2022 and 2021, the Company was granted the general banking facilities stated above with the following pledges:

-	Personal guarantee limited to HK$5 million (equivalent to $641,109) provided by Pui Lung Ho, the director of the Company and Sau Lee Shirley Kam, who is a family member of the director of the Company; and

-	Pledged deposit amounted approximately to HK$3 million (equivalent to approximately $384,665) by Pui Lung Ho, the director of the Company.

NOTE 9 – EQUITY

The equity of the Company as of December 31, 2022 and 2021 represents 12,000,000 ordinary shares amounting to $2.

NOTE 10 – EMPLOYEE BENEFIT PLANS

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

NOTE 11 – PROVISION FOR INCOME TAXES

British Virgin Islands

WANG & LEE GROUP, Inc. and WANG & LEE HOLDINGS, Inc. are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.,

HK SAR

On 21 March 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, starting from the current year, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses following as of December 31, 2022 and 2021.

	December 31,
	2022	2021
Income before tax	$(596,881)	$(354,743)

HK SAR Profits Tax at 16.5%	(98,485)	(58,533)
Tax effect on non-deductible expenses	54,664	476,534
Tax effect on deductible temporary differences	(122)	(139)
Tax effect on tax loss not recognized	43,943	-
Tax effect on utilization of tax losses	-	(417,862)
Income tax	$-	$-

NOTE 11 – PROVISION FOR INCOME TAXES (CONTINUED)

The Company’s effective tax rate was as follows as of December 31, 2022 and 2021:

	December 31,
	2022	2021

HK SAR Profits Tax at 16.5%	16.5%	16.5%
Tax effect of income not taxable	(16.5)%	(16.5)%
The Company’s effective tax rate	0%	0%

NOTE 12 – CONCENTRATIONS OF RISK

Contract Assets Concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s contract assets as of December 31, 2022 and 2021.

	For the years ended
Customers	December 31, 2022		December 31, 2021
	Amount $	%	Amount $	%
A	357,853	28	-	-
B	240,559	19	240,616	23
C	207,659	16	341,394	32
D	205,616	16	374,588	36
E	128,997	10	95,783	9

NOTE 12 – CONCENTRATIONS OF RISK (CONTINUED)

Retention Receivables Concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s retention receivables as of December 31, 2022 and 2021.

	For the years ended
Customers	December 31, 2022		December 31, 2021
	Amount $	%	Amount $	%
A	118,605	53	136,474	63
B	87,421	39	62,104	28
C	9,787	4	17,003	8
D	5,845	3	-	-
E	2,237	1	-	-
F	-	-	2,557	1

Customers Concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenues as of December 31, 2022 and 2021.

	For the years ended
Customers	December 31, 2022		December 31, 2021
	Amount $	%	Amount $	%
A	2,023,154	49	-	-
B	636,467	15	-	-
C	490,940	12	1,313,900	32
D	356,516	9	1,367,752	33
E	155,649	4	-	-
F	-	-	476,884	12
G	-	-	264,558	6
H	-	-	201,190	5

The following table sets forth information as to each customer that accounted for top 5 of the Company’s account receivables as of December 31, 2022 and 2021.

	For the years ended
Customers	December 31, 2022		December 31, 2021
	Amount $	%	Amount $	%
A	641,109	58	-	-
B	158,047	14	170,960	25
C	135,430	12	308,154	45
D	52,571	5	-	-
E	35,319	3	-	-
F	-	-	93,102	14
G	-	-	53,481	8
H	-	-	43,159	6

NOTE 12 – CONCENTRATIONS OF RISK (CONTINUED)

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase as of December 31, 2022 and 2021.

	For the years ended
Suppliers	December 31, 2022		December 31, 2021
	Amount $	%	Amount $	%
A	513,533	16	315,760	10
B	383,152	12	-	-
C	255,586	8	-	-
D	252,014	8	-	-
E	222,456	7	-	-
F	-	-	361,030	11
G	-	-	293,494	9
H	-	-	234,358	7
I	-	-	214,423	7

NOTE 13 – CONTRACT REVENUES AND CONTRACT COSTS

The Company’s main business operations are: (i) low voltage (220v/phase 1 or 380v/phase 3) electrical systems; (ii) mechanical ventilation and air-conditioning systems (“MVAC”); (iii) out-fitting; (iv) water supply and sewage disposal systems installation; and (v) fire safety systems.

	December 31,
Total contract revenues as of	2022	2021
Low voltage electrical system	$1,028,162	$2,628,625
MVAC systems	502,556	299,985
Out-fitting	1,998,726	1,103,692
Water supply and sewage disposal system installation	288,480	71,516
Fire safety system	352,007	31,241
Total Contract Revenues	$4,169,931	$4,135,059

	December 31,
Total contract costs as of	2022	2021
Low voltage electrical system	$898,100	$2,235,698
MVAC systems	462,400	262,322
Out-fitting	1,562,551	701,688
Water supply and sewage disposal system installation	205,693	52,320
Fire safety system	255,483	23,271
Total Contract Costs	$3,384,227	$3,275,299

NOTE 14 – RISKS

A.	Credit risk

Account receivables, contract assets and retention receivables arising from contracts with customers

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective account receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of account receivables, contract assets and retention receivables for the year ended December 31, 2022 is $1,068,287, $1,037,458 and $221,815, respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposit and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for other receivables as of 31 December 2022 and 2021 was insignificant and accordingly no allowance for credit losses was provided.

NOTE 14 – RISKS (CONTINUED)

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates short-term and long-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the year ended December 31, 2022 and 2021 would have increased or decreased by approximately $13,069 and $1,954, respectively.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, the Company did not have foreign currency denominated monetary liabilities at the end of reporting period. the Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

In the opinion of the directors of the Company, the currency risk of $ is considered insignificant as HK$ is pegged to $ and therefore no sensitivity analysis is presented.

NOTE 14 – RISKS (CONTINUED)

C.	Economic and political risks

The Company’s operations are mainly conducted in HK SAR. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR.

The Company’s operations in HK SAR are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

D.	Environmental risks

The Company has procured environmental licenses required by the HK SAR government. Historically there was no penalties charged over the environmental issue during any engagement of construction works. In addition, the Company also obtained a certification of complies with the requirements of ISO 14001: 2015 Environmental Management System Standard to maintain and proved the quality service with less environmental risk.

In the opinion of the directors of the Company, there is no environmental risk for the Company.

E.	Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact WLHK’s results of operations.

NOTE 15 – RELATED PARTY TRANSACTIONS

The summary of amount due from and due to related parties as the following:

		December 31,
		2022	2021
Due from related parties consist of the following:

WANG & LEE BROTHERS., Inc.	Due from ultimate holding company	1,282	1,283
		$1,282	$1,283

Due to related parties consist of the following:

Pui Lung Ho	Due to director	1,853,263	1,526,557
		$1,853,263	$1,526,557

For the year ended December 31, 2022 and 2021, the amounts due to the director, Pui Lung Ho, is $1,853,263 and $1,526,557, respectively, are unsecured, interest free and repayable on demand.

NOTE 16 – Impact of COVID-19

The Coronavirus Disease 2019 (“COVID-19”) pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. We have experienced some resulting disruptions to our business operations, and we expect the COVID-19 pandemic could have a material adverse impact on our business and financial performance.

Due to ongoing recession caused by the COVID-19 Pandemic, the Company’s business is likely to be adversely impacted. The effects of recession can also increase economic instability with our vendors, developers and subcontractors.

NOTE 17 – SUBSEQUENT EVENT

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2022 to the date of May 15, 2023, these audited consolidated financial statements were issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these audited consolidated financial statements.

On March 20, 2023, the Company completed a private placement of an aggregate 1,400,000 Ordinary Shares at $0.25 per share to the Selling Shareholders for aggregate gross proceeds of $350,000.

On April 20, 2023, the Company completed its initial public offering whereby it sold 1,600,000 Ordinary Shares at a public offering price of $5.00 per share, for proceeds of $8 million.

