Form 20-F
period 2023-12-31
WANG & LEE GROUP, Inc.
filed 2024-05-14
CIK 1899658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

As of December 31, 2023, there were 15,093,847 ordinary shares outstanding, with no par value.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Yes ☐ No

i

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this report to:

●	“Amended Memorandum and Articles” are to our memorandum and articles of association to be in effect upon completion of our initial public offering in April 2023;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” is to the BVI Business Companies Act (As Revised) as the same may be amended from time to time;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and includes the special administrative regions of Hong Kong and Macau for the purposes of this report only. The only instances that “PRC” or “China” does not include Hong Kong or Macau is when specific laws and regulations are adopted by the PRC;

●	“HK SAR” or “Hong Kong SAR” is to Hong Kong, Special Administrative Region, People’s Republic of China;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of WANG & LEE GROUP, Inc., with no par value;

●	“we”, “us”, “our company”, “our”, “the Company” and “W&L” are to WANG & LEE GROUP, Inc., a British Virgin Islands business company, and does not include its subsidiaries, WANG & LEE HOLDINGS, Inc. and WANG & LEE CONTRACTING LIMITED. Where appropriate, we shall refer to the subsidiaries by their legal names and collectively as “our subsidiaries” and clearly identify the entity (including the domicile) in which investors are purchasing an interest;

●	All references to “H.K. dollars” or “HK$” are to the legal currency of HK SAR;

●	All references to “Renminbi”, “RMB” or “yuan” are to the legal currency of the People’s Republic of China;

●	All references to “U.S. dollars”, “dollars”, “USD”, “US$” or “$” are to the legal currency of the United States.

Our business is conducted by our indirect wholly-owned entity in HK SAR, using HK$, the currency of HK SAR. Our audited consolidated financial statements are presented in United States dollars. In this report, we refer to assets, obligations, commitments and liabilities in our audited consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of HK$ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This report contains translations of certain HK$ amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. We make no representation that any currency could have been, or could be, converted into another currency, at any particular rate, or at all. The relevant exchange rates are listed below:

	For the year ended December 31,
	2023	2022	2021
Period Ended HK$: USD exchange rate	7.7785	7.7990	7.7971
Period Average HK$: USD exchange rate	7.7997	7.8298	7.7723

Numerical figures included in this report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairman will be presented as “Pui Lung Ho”, even though, in Chinese, Mr. Ho’s name is presented as “Ho Pui Lung”.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This report contains forward-looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in “Risk Factors”. We believe the expectations reflected in the forward-looking statements contained in this report are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

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

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in “Risk Factors”. All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

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

We currently operate in Hong Kong SAR and mainland China to a small extent. Since fiscal year 2020, all our revenue has been generated in Hong Kong SAR. Therefore, we believe that we and our subsidiaries are not required to obtain from Chinese authorities to operate our business in Hong Kong SAR and to offer securities to foreign investors. We and our subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other mainland PRC governmental agency that is required to approve your operations.

While our revenue has been generated in Hong Kong SAR and our operations have been conducted in Hong Kong SAR, we may be subject to certain below risks related to doing business in Hong Kong SAR as further disclosed in “Item 3. Key Information – Risks Related to Doing Business in Hong Kong SAR”. Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. China will also check sources of funding for securities investment and control leverage ratios. The CAC has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations. Further, given the Chinese government’s significant oversight and discretion over the conduct of our business operations in HK SAR and China, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and consequently, the value of our Ordinary Shares. The Chinese government could also significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless.

Our Shares may be prohibited from being trading on a national securities exchange or in the over-the-counter market in the United States if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for two consecutive years. The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, for three consecutive years beginning in 2021, the SEC may prohibit our shares from being traded on a national securities exchange or in the over-the-counter market in the United States. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our current auditor, AOGB CPA Limited is headquartered at Suite 2501-3, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong, Hong Kong and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. In addition, our auditor did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “D. Risk Factors — Our Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2022. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Moreover, as one of the conditions for the handover of the sovereignty of HK SAR to China, China had to accept some conditions such as HK SAR’s Basic Law before its return. The Basic Law ensured HK SAR will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement had given HK SAR the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in HK SAR and the PRC’s pledge to allow a high degree of autonomy in HK SAR. They considered, for example, that Article 23 of the Basic Law, which was effective March 23, 2024, may undermine autonomy. If the PRC were to, in fact, renege on its agreement to allow HK SAR to function autonomously, this could potentially impact HK SAR’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Accordingly, we cannot predict the effect of future developments in the HK SAR legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. By contrast, China’s legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a result, recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules and many have retroactive effects. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. See “D. Risk Factors - HK SAR and China’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you.” for further information.

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

The summary consolidated statements of operations and cash flow

	For the years ended December 31,
	2023	2022	2021

Net cash (used in) provided by
Operating activities	$(3,814,384)	$(352,764)	$(482,801)
Financing activities	8,413,951	422,531	1,018,183

Net increase in cash and cash equivalents	4,599,567	69,767	535,382

Effect of foreign currency translation	1,010	2,111	(5,863)

Net increase in cash and cash equivalents	$4,600,577	$71,878	$529,519

The summary consolidated balance sheet as at

	December 31,
	2023	2022

Total asset	$11,790,806	$3,100,011
Total liabilities	5,781,881	4,813,456

Equity / (Deficit)	$6,008,925	$(1,713,445)

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

The following table presents our summary consolidated statements of operations and comprehensive income for the fiscal years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021

Contract revenue	$6,825,879	$4,169,931	$4,135,059
Contract costs	(4,385,279)	(3,384,227)	(3,275,299)
GROSS PROFIT	2,440,600	785,704	859,760

General and administrative expenses	(3,211,690)	(1,427,156)	(1,220,619)
Other income, net	122,236	44,571	6,116
Provision for income taxes	-	-	-

Net Loss	(648,854)	(596,881)	(354,743)
Foreign currency translation adjustment	21,224	(130)	4,053

Total comprehensive loss	$(627,630)	$(597,011)	$(350,690)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Significant Risk Factors

An investment in our Ordinary Shares involves a number of risks. You should carefully read and consider all of the information contained in this report (including in “Risk Factors”, “Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto) before making an investment decision. These risks could adversely affect our business, financial condition and results of operations, and cause the trading price of our Ordinary Shares to decline. You could lose part or all of your investment. In reviewing this report, you should bear in mind that past results are no guarantee of future performance. See “Cautionary Statement Regarding Forward-Looking Information” for a discussion of forward-looking statements, and the significance of forward-looking statements in the context of this report.

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

Pui Lung Ho beneficially owns and controls 8,000,000 Ordinary Shares that correspond to 53% of our issued and outstanding Ordinary Shares. Mr. Ho holds a controlling interest in us and consequently, holds considerable influence over corporate matters requiring shareholder approval, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. The value of the Hong Kong dollars against the U.S. dollars may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollars to the U.S. dollars has been pegged since 1983, we cannot assure you that the Hong Kong dollars will remain pegged to the U.S. dollars.

Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from our initial public offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollars would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

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

The market growth of construction industry in HK SAR highly correlates to government policies and macroeconomic environment. Particularly, during economic downturns, due to limited financial budgets, property developers and tenants are more conservative to invest capital resources to renovate their living spaces and select high-end products, such as furniture and marbles imported from overseas. On the other hand, government policies, such as urban renewal and development program and land sales, may affect the availability of land for property developers to construct and subsequently the demand for fitting-out works in HK SAR may deteriorate. In fact, according to Lands Department, the area of land sales maintains at 149.6 thousand square meters and 150.9 square meters between 2019 and 2023. Between 2023 and 2024, the area of land sales dropped to 34 thousand square meters. As a result, the issue of overreliance on government policies and cyclical nature of construction works may adversely impact the development of fitting-out works market in HK SAR.

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

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in HK SAR and the PRC’s pledge to allow a high degree of autonomy in HK SAR. They considered, for example, that Article 23 of the Basic Law, which was effective March 23, 2024, may undermine autonomy. On June 10, 2014, Beijing released a new report asserting its authority over the territory. This ignited criticism from many people in HK SAR, who said that the Communist leadership was reneging on its pledges to abide by the “one country, two systems” policy that allows for a democratic, autonomous HK SAR under Beijing’s rule.

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

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On November 14, 2021, the Cyberspace Administration of China (“CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments”. The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which will take effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

We may be subject to a variety of laws and other obligations regarding data protection in HK SAR. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on December 20, 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

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

Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on October 8, 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e. unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

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

We face significant competition in the E&M market due to a large amount of E&M service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015. It lays down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in HK SAR; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in HK SAR; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in HK SAR. Currently, the merger rule only applies to the telecommunications section and is not applicable to our business.

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

Our Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

Our auditor, AOGB CPA, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our current auditor, AOGB CPA Limited is headquartered in Suite 2501-3, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong, Hong Kong and registered with the PCAOB. AOGB CPA Limited is subject to inspection by the PCAOB on a regular basis. Therefore, we believe that, as of the date of this annual report, our current auditor is not subject to the PCAOB determinations.

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

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. For the any aforementioned concerns, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing. On October 24, 2023, the Company received a notice from Nasdaq indicating that it no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market pursuant to the Nasdaq Listing Rule 5550(a)(2). The closing bid price for the Company’s ordinary shares had fallen below $1.00 per share for 30 consecutive business days and accordingly, the Company no longer complied with the minimum bid price requirement for continued listing on the Nasdaq Capital Market pursuant to the Nasdaq Listing Rule 5550(a)(2). The Nasdaq Listing Rules also provide the Company a compliance period of 180 calendar days in which to regain compliance. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the April 22, 2024. On April 23, 2024, Nasdaq granted an additional 180-day compliance period, or until October 21, 2024, for the Company to implement the reverse stock split.

Risks Related to Ownership of Our Ordinary Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Ordinary Shares could decline.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

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

We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

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

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company”. The Exchange Act requires, among other things, that we file annual, and current reports with respect to our business and operating results.

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

HK SAR is a Special Administrative Region of the People’s Republic of China. A foreign judgment can be registered and enforced in HK SAR either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is, in essence, an independent suit in HK SAR and the judgment creditor must follow normally applicable service procedures. Judgments entered in the United States and the United Kingdom can be enforced in HK SAR only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been entered by a court with competent jurisdiction over the defendant. With respect to finality, a HK SAR court will generally refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in HK SAR, it is governed by private international law as interpreted in HK SAR, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and HK SAR public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are incorporated in the British Virgin Islands and conduct substantially all of our operations in HK SAR subsidiary. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the British Virgin Islands or in HK SAR in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the British Virgin Islands and HK SAR may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States or HK SAR, although the courts of the British Virgin Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

We will be a “passive foreign investment company” or “PFIC”, if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of Wang & Lee Contracting Limited because we own 100% of its stock. However, even if we take into account the assets and income of Wang & Lee Contracting Limited, we may still be considered a PFIC in 2023 and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets, including the cash raised pursuant to our initial public offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our Ordinary Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for 2023 or any future taxable year.

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

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the British Virgin Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

B.	Business Overview

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

WANG & LEE CONTRACTING LIMITED has been providing construction contracting services in HK SAR for almost 45 years and have been awarded:

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

Additionally, WANG & LEE CONTRACTING LIMITED a registered Class 1 and Class 2 Fire Service Installation Contractor with the Fire Services Department, registered Minor Works Contractor (Company) for Classes II and III (covering under alteration and addition works, repair works, drainage works, works relating to structures for amenities, finishes works and demolition works) under the Building Ordinance (Cap 123) Section 8A and registered Electrical Contractor under the Electricity (Registration) Regulations (Cap 406 Sub Leg.).

Our Services

As a construction contractor, WANG & LEE CONTRACTING LIMITED’s principal business has been in the provision of E&M engineering services. For each of the years ended December 31, 2023, 2022 and 2021, the total revenue derived from E&M engineering services was HK$53,239,808 (US$6,825,879), HK$32,649,726 (US$4,169,931) and HK$32,138,725 (US$4,135,059) respectively. Depending on our customers’ needs and requests, it may provide integrated E&M engineering services covering design, supply, installation and maintenance for MVAC system, low voltage electrical system, fire services system, and plumbing and drainage system on a project-to-project basis.

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

Apart from the low voltage electrical system, the MVAC system and fitting out services as mentioned above, we also engage in the provision of other E&M engineering services, including the supply, installation and maintenance of the following systems:

●	Fire services system, which refers to fire prevention, detection, suppression and extinguishing systems. Fire services system normally comprises a fire services control panel, fire detector and alarm system, sprinkler, fire hydrant and hose reel, smoke control, portable hand operated appliances and gas extinguishing systems, emergency lighting, audio and visual advisory system.
●	Plumbing and drainage system – the plumbing system of a building provides clean and stable water supply for occupants, including fresh water for drinking, cooking and washing purposes and seawater/fresh water for flushing system, and the functioning of the fire service system. The drainage system of the building provides the removal of waste water and rainwater through the drainage system into the city’s sewage system. A typical plumbing and drainage system of a building comprises pipework, valves, pumps and tanks.

Competitive Strengths

We believe that the following strengths have contributed to our success and are differentiating factors that set us apart from our peers.

●	Customer and Revenue Diversification. WANG & LEE CONTRACTING LIMITED performs new construction services over a wide geographic footprint for both public and private clients. Its private projects accounted for 100%, 97% and 100% of our fiscal year 2023, 2022 and 2021 revenues respectively. While its undertakes large projects, it can perform many smaller to medium projects with varied complexity and there durations at the same time. In fiscal year 2023, 2022 and 2021, 10%, 11% and 12% respectively of its projects were small to medium projects under HK$1 million (US$128,210) with an average duration of approximately 3 months. We believe this strategy, coupled with our disciplined bidding process, yields revenue diversification and enables us to better manage our business through market cycles.

●	Consistent History of Managing Construction Projects and Contract Risk. WANG & LEE CONTRACTING LIMITED’s long and successful track record of over 40 years in each of the markets that it serves demonstrates an understanding of the various risks associated with construction contractor projects. On top of the years of experience, licenses and registrations are also a key factor of recognition in the market. WANG & LEE CONTRACTING LIMITED serves as the prime contractor on approximately 61%, 72% and 8% of its projects and as a subcontractor on the remaining 39%, 28% and 92% for the fiscal years 2023, 2022 and 2021, respectively. When serving as the prime contractor, it utilizes subcontractors to perform approximately 62% of the total project. The vast majority of its projects are fixed unit price contracts, pursuant to which a portion of its revenues is tied to the volume of various project components. It combines its experience, local market knowledge and fully integrated management information systems to effectively bid, execute and manage projects. It captures project costs such as labor and equipment expenses on a daily basis. its managers review daily project reports to determine whether actual project costs are tracking to budget.

●	Experienced Management Team. Our executive officers are seasoned leaders with complementary skill sets and a track record of financial success spanning over 40 years and multiple business cycles.

●	Commitment to deliver quality works and services with stringent quality, safety and environmental assurance. WANG & LEE CONTRACTING LIMITED is committed to provide high quality works and services. It has adopted stringent quality assurance measures that comprise monitoring, verifying, and validating the works and materials. Its quality management system has been accredited with ISO 9001 certificate by Accredited Certification International Limited (“ACI Limited”). Furthermore, it has also set up an environmental management system to promote awareness of environmental protection and prevent pollution of the environment resulting inform its works. Its environmental management system was accredited by ISO 14001 certification with ACI Limited. Furthermore, it has set up a comprehensive occupational health and safety management system to promote safe working practices among all employees and to prevent the occurrence of accidents through promoting safety awareness at the front line level. Its occupational health and safety management system has been certified to be in compliance with ISO 45001 by ACI Limited.

●	Long-term relationship with customers, suppliers and subcontractors. WANG & LEE CONTRACTING LIMITED has established long term relationships with its customers for a period up to 30 years, suppliers for a period up to 35 years and subcontractors for a period up to 40 years. Maintaining good customer relationships provides more opportunities to tender and also demonstrates its ability to provide high-quality work on time and budget. In addition, it has also maintained a good relationship with equipment and material suppliers as well as subcontractors. WANG & LEE CONTRACTING LIMITED is the authorized dealer of an American air-conditioning equipment manufacturer (the “air-conditioning equipment manufacturer”). Establishing a good relationship with suppliers enables it to have more flexibility in negotiating prices, resources allocation and project execution compared with competitors. Maintaining a good relationship with subcontractors will help reduce the risk of shortage or delay in the delivery of contract works, and ensure timely installation works. We consider partnering with these suppliers and subcontractors to be one of the key success factors for us to deliver high quality work to our customers.

Customers

We usually receive invitations from customers to submit tenders for potential projects. Our customers range from private individuals to office, factories, shopping mall and hotel owners, operators for hospitals, schools and educational institutes, theme parks, shopping malls and construction companies, property developers and even the HK SAR government.

For the years ended December 31, 2023, 2022 and 2021, we made 151, 145, and 178 submissions to our potential customers respectively, and our success rate was approximately 36%, 40%, and 26% in each of the respective years, respectively.

The revenue generated by our five largest customers in aggregate accounted for approximately 98%, 89%, and 88% of the total revenue for the years ended December 31, 2023, 2022 and 2021 respectively.

In fiscal year 2023, two customers accounted for more than 10% of our annual revenue – one for 58% and the other for 30%. In fiscal year 2022, three customers accounted for more than 10% of our annual revenue - one for 49%, one for 15% and the last one for 12%. In fiscal year 2021, three customers accounted for more than 10% of our annual revenue, one for 33%, one for 32% and the last one for 12%. Because we work on a project basis, we do not have any long-term contracts with any one client.

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

Our five largest suppliers accounted for approximately 51%, 51%, and 44% of the total actual costs for the years ended December 31, 2023, 2022 and 2021 respectively.

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

Market and Competition

The construction market in Hong Kong is dominated by a small number of large local contractors, a large number of overseas contractors, and a high level of sub-contracting, with substantial companies being both developers and contractors. According to the Hong Kong Census and Statistics Department, the gross value of construction works performed by main contractors in 2023 was recorded at US$22.9 billion, increase from US$20.4 billion in 2022. Residential construction was the largest market in the industry during the period of 2015-2019, accounting for 68% of its total value in 2023 at US$15.5 billion (Source: https://www.censtatd.gov.hk/tc/web_table.html?id=615-66021#).

Due to the anti-government protests, the outbreak of COVID-19 and the U.S.-China trade tensions, the construction industry has been severely affected. The city’s gross value of construction works increased 9.6% in the first quarter of 2023 to US$5.3 billion. The unemployment rate in the construction industry decreased to 4.5% in the second quarter of 2023, compared to 8.7% in the same quarter last year. According to GlobalData, the construction industry is expected to contract by 9.2% in 2020. However, a recovery phase may start in 2021 as the government will stimulate public and private sector investment in construction projects by investing US$127.6 billion in infrastructure by 2028-2029. Moreover, in July 2021, the Legislative Council approved US$92 billion Capital Work Reserve Fund for future public projects, showing signs of recovery and more job opportunity to the industry. (Source: https://www.trade.gov/market-intelligence/hong-kong-construction).

Key Drivers and Opportunities

Increasing demand from new construction projects

The current-term HK SAR Government has been pressing ahead to expedite land and housing supply on all fronts through streamlining procedures and enhancing co-ordination of inter-departmental work. Through various measures to enhance speed, efficiency and quantity, the HK SAR Government has been expediting land creation for housing. In the coming five years (i.e. 2024-25 to 2028-29), it is estimated that the traditional public housing production will be about 142,000 units. Coupled with some 30,000 additional Light Public Housing (LPH) units, the overall public housing supply will reach about 172,000 units, with an increase of about 9 per cent as compared with about 158,000 units in the preceding five-year period. (Source: https://www.info.gov.hk/gia/general/202403/13/P2024031300429.htm?fontSize=1) The aforementioned programs and schemes initiated by the Government are expected to provide continued growth opportunities to the E&M engineering industry in HK SAR.

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

Increasing demand for E&M engineering refurbishment

In order to enhance the safety of residential buildings, the HK SAR Government has implemented measures to bolster support for building rehabilitation projects. These measures encompass the implementation of more stringent regulations and the provision of augmented subsidies. The primary objective of these initiatives is to ensure that building owners accord top priority to the maintenance and repair of their properties, thereby fostering the overall improvement of safety standards in residential buildings across Hong Kong.

As part of their concerted efforts, the HK SAR Government has established a key performance indicator for the year 2024. This indicator entails the repair or rectification of 1,000 dilapidated or hazardous buildings. The aim is for approximately 80% of these buildings to be subjected to inspection and repair by their respective owners. For the remaining 20% of buildings falling under Category 2 of Operation Building Bright 2.0, the Government will assume responsibility for the necessary repairs as default works. This ratio embodies the Government’s policy objective of fostering a sense of accountability among building owners for the upkeep of their properties, with Government intervention being confined to cases where it is deemed essential.

Intellectual Property

Trademarks

Country	Trademark	Application Number	Application Date	Registration Number	Classes	Status

HK SAR		TM205125_LY S01016220	May 31, 2021	305642578	37	Registered on November 3, 2021

The Trademark is the intangible asset of a recognizable sign, symbol, and design under the name which is established by use of representing the Company. The trademark was registered in Hong Kong on November 3, 2021, with the trademark number of 305624578.

C. Regulations

This section sets forth a summary of the material laws and regulations applicable to our business operations in HK SAR.

CONTRACTORS REGISTRATION REGIMES

Contractors Registration System for Building Works

Under section 2 of the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong) (the “Buildings Ordinance”), building works include any kind of building construction, site formation works, ground investigation in scheduled areas, foundation works, repairs, demolition, alteration, addition and every kind of building operation, as well as drainage works. A person is required to appoint:

(i)	a registered general building contractor for carrying out building works or street works (other than specialized works and minor works);
(ii)	a registered specialist contractor for carrying out specialized works (other than specialized works designated as minor works) of the category for which the contractor is registered; and
(iii)	a registered minor works contractor for carrying out minor works of the type or item for which the contractor is registered.

Registered minor works contractor

Under the Building (Minor Works) Regulation (Chapter 123N of the Laws of Hong Kong) (“Minor Works Regulation”), a subsidiary legislation under the Buildings Ordinance, certain building works are specified as “minor works”, which could be carried out through the simplified requirements stipulated under Part 6 of the Minor Works Regulation. Minor works are categorized into three classes (Classes I, II and III) according to their nature, scale, complexity and risk to safety they pose:

●	Class I (a total of 58 items) comprises more complicated minor works and requires higher technical expertise and more stringent supervision, including the appointment of a prescribed building professional (the “Building Professional”), such as an authorized person and where necessary, a registered structural engineer and/or a registered geotechnical engineer;
●	Class II (a total of 68 items) comprise works that are less complex which can be carried out by registered contractors without the involvement of a Building Professional; and
●	Class III (a total of 61 items) comprise works of small scale and are common in household which can be carried out by registered contractors without the involvement of a Building Professional.

The works under each class of minor works are further classified into eight types:

(i)	Type A (Alternation and Addition works);
(ii)	Type B (Repair Works);
(iii)	Type C (Works relating to Signboards);
(iv)	Type D (Drainage Works);
(v)	Type E (Works relating to Structures for Amenities);
(vi)	Type F (Finishes Works);
(vii)	Type G (Demolition Works); and
(viii)	Type H (Works relating to Ventilation System inside Building).

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

Under section 12(6) of the Minor Works Regulation, in deciding whether the applicant is suitable for registration in the register, the Building Authority must take into account (i) whether the applicant and the individual nominated as authorized signatory have any criminal record in respect of any offence under the laws of Hong Kong relating to the carrying out of any building works; and (ii) whether any disciplinary order has been made against the applicant or the individual. In considering each application for registration as a registered minor works contractor (company), the Building Authority is to have regard to the qualification, experience and suitability of the following key personnel of the applicant:

(i)	a minimum of one person appointed by the applicant to act for the applicant for the purpose of the Buildings Ordinance as the authorized signatory (the “AS”); and
(ii)	for a corporation, a minimum of one director from the board of directors of the applicant as the technical director (the “TD”), who is authorized by the board of directors to:

(a)	have access to plants and resources;
(b)	provide technical and financial support for the execution of minor works; and
(c)	make decisions for the Company and supervise the AS and other personnel.

Register of minor works contractors

The Building Authority maintains a register or provisional register of minor works contractors who are qualified to carry out minor works belonging to the class, type and item specified in the register in which they are registered.

Scope of work that can be undertaken

Minor works contractors shall only carry out such minor works belonging to the class, type and item specified in the register in which they are registered. We are a registered Class II and Class III minor works contractor. In particular, we are permitted to carry out Types A, B, D, E, F, G and H minor works. For details of our minor works registration, please refer to “Business – Overview”. Failure to register as a minor works contractor could affect our businesses in Hong Kong SAR. As confirmed by our directors, we may engage approved subcontractors to carry out part of our engineering works to mitigate such risks, thereby ensuring the timely completion of the engineering projects. We have established long term relationships with our subcontractors for a period up to 35 years. Please refer to “Business — Competitive Strengths” and “Business — Subcontractors” for more details.

Validity period and renewal of registration as registered minor works contractors

Unless registration is removed by a disciplinary order, registration is valid for a period of three years from the date on which a person’s name is included in the register. Registration can be renewed upon its expiry by making prior application to the Building Authority in accordance with section 8C of the Buildings Ordinance and section 14 of the Minor Works Regulation for registered minor works contractors.

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

Regulatory actions

Under section 13 of the Buildings Ordinance, a registered contractor (including a registered general building contractor, a registered specialist contractor or a registered minor works contractor), or the director, officer or person appointed by the registered contractor to act on its behalf for the purposes of the Buildings Ordinance (collectively, the “persons subject to inquiry”) may be subject to inquiry by the disciplinary board appointed by the Building Authority under section 6 of the Buildings Ordinance where appropriate. The disciplinary board may, among others, order that: (i) the name of the person subject to inquiry be removed from the relevant register, either permanently or for such period as the disciplinary board thinks fit; (ii) the person subject to inquiry be fined, in the case of building works (other than minor works), a sum not exceeding HK$250,000 or in the case of a prescribed inspection in respect of a window in a building or minor works, a sum not exceeding HK$150,000; (iii) the person subject to inquiry be reprimanded; and (iv) the person subject to inquiry be prohibited from certifying or carrying out certain works, either permanently or for such period as the disciplinary board thinks fit.

Registered Specialist Trade Contractors Scheme

Previously, to tender for and carry out capital works and maintenance works contracts in the public sector of Hong Kong as subcontractors, subcontractors shall be registered in one or more of the 52 trades in the Primary Register of the Subcontractor Registration Scheme (“SRS”) (formerly known as the Voluntary Subcontractor Registration Scheme) managed by the Construction Industry Council (“CIC”). With effect from April 1, 2019, the SRS was substituted by the Registered Specialist Trade Contractors Scheme, which comprises two registers, namely the Register of Specialist Trade Contractors (“RSTC”) and the Register of Subcontractors (“RS”). All subcontractors who are registered under the seven trades (demolition, concreting formwork, reinforcement bar fixing, concreting, scaffolding, curtain wall and erection of concrete precast component) of the SRS have automatically become RSTC while all subcontractors who are registered under the remaining trades of the SRS have been retained as registered subcontractors and no application is required.

Currently, subcontractors may apply for registration on the RSTC in one or more of the 14 designated trades, namely, concreting, concreting formwork, curtain wall, demolition, erection of concrete precast component, reinforcement of bar fixing, scaffolding, plastering, suspended ceiling, tower crane (erecting, dismantling and altering height), building drainage installation, levelling and setting out, building maintenance, and interior fitting-out.

RSTCs within each designated trade are further divided into Group 1 (“Group 1”) or Group 2 (“Group 2”) according to the relevant registration requirements under the Registered Specialist Trade Contractors Scheme fulfilled by them. The tender limits (the “Tender Limits”) for tenders to be invited for subcontractors vary among the different designated trade categories for Group 1. There are, however, no Tender Limits imposed for Group 2.

Requirements for registration

Applications for registration under the RS are subject to the following entry requirements:

(a)	completion of at least one job within the last five years as a main contractor / subcontractor in the trades and specialties for which registration is applied; or, comparable experience acquired by the applicant or its proprietors, partners or directors within the last five years; or

(b)	listings on one or more government registration schemes relevant to the trades and specialties for which registration is sought; or

(c)	the company’s proprietor, partner or director having been employed by a registered subcontractor for at least five years with experience in the trade / specialty applying for and having completed all the modules of the project management training series for sub-contractors (or equivalent) conducted by the CIC; or the company’s proprietor, partner or director having registered as registered skilled worker under the Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong) for the relevant trade / specialty with at least five years’ experience in the trade / specialty applying for and having completed the Senior Construction Workers Trade Management Course (or equivalent) conducted by the CIC.

Applications for registration under the RSTC are subject to a number of requirements based on the relevant trade category and tender limits as detailed in Schedule 2 of the Rules and Procedures for the Register of Specialist Trade Contractors issued by the CIC.

Validity period and renewal of registration

An approved registration is valid for three years or five years from the approval date. A registered subcontractor shall apply for renewal within three months before expiry of the current registration by submitting an application in specified form and providing information and supporting documents to show continued compliance with the entry requirements. An application for renewal shall be subject to approval by the committee of the CIC. An approved renewal is valid for three years or five years from the expiry of the current registration.

Regulatory action

A registered subcontractor shall observe the Codes of Conduct issued by the CIC. Failing to comply with the Codes of Conduct may result in regulatory actions being imposed by the committee of the CIC against the registered subcontractor. These regulatory actions include: (i) issue of written warning to the RSTC or RS; (ii) suspension of registration of the RSTC or RS for a specified period; (iii) the change of grouping of a RSTC; or (iv) the revocation of registration of the RSTC or RS. A registered subcontractor whose registration has been revoked shall not be eligible for reregistration for a period of two years from the date of revocation.

Registration under the Registered Specialist Trade Contractors Scheme is not mandatory. We are permitted to carry out engineering works without registering under the SRS.

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

Additionally, we also have to follow the Code of Practice for Energy Efficiency of Building Services Installation (“BEC)” and the Code of Practice for Building Energy Audit (“EAC”), pursuant to section 40 of the Buildings Energy Efficiency Ordinance (Cap. 610 of the Laws of Hong Kong) (“BEEO”), and the to enhance the energy efficiency of buildings services installations and promote decarbonization of buildings.

LICENSES AND REGISTRATIONS FOR FIRE SERVICE AND PLUMBING INSTALLATION

Fire Service

Fire Service Installation Contractors (“RFC”)

To undertake works in respect of the installation, maintenance, repairs or inspection of any fire service installation or equipment in HK SAR, a contractor shall be a registered fire service installation contractor with the Fire Services Department in at least one of the three classes under the Fire Service (Installation Contractors) Regulations (Chapter 95A of the Laws of Hong Kong) (“FSICR”):

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

WANG & LEE CONTRACTING LIMITED is a registered Classes 1 & 2 fire service installation contractor. Fire service installation engineering works are monitored by the Fire Services Department, guided by the Code of Practice for Minimum Fire Service Installations and Equipment and Inspection, Testing and Maintenance of Installations and Equipment (“FSI Code”) and the Code of Practice for Fire Safety in Buildings, which we have to comply. Registration renewal as a fire service installation contractor is not required under the FSICR.

Prior approval must be obtained from the Fire Services Department by filing the application form FSI/314 or FSD/314A (depending on the type of work), prior to commencement of building works. WANG & LEE CONTRACTING LIMITED is required to obtain an approval certificate (Certificate of Fire Service Installations and Equipment (FS251)) from the Director of Fire Services before commencement of fire service installation works, certifying that either (i) that, having regard to the purpose to which the building is intended to be put (which purpose shall be stated in the certificate), no fire service installation or equipment is necessary in connection with the building that will result from the carrying out of the building works shown on the plans; or (ii) that the plans have been examined and are approved by the Director of Fire Services as showing all such fire service installations and equipment as in his opinion, having regard to the purpose to which the building is intended to be put (which purpose shall be stated in the certificate), comprise the minimum fire service installations and equipment necessary for the building in accordance with the FSI Code published from time to time by the Director of Fire Services. When the fire service installation works have been completed, WANG & LEE CONTRACTING LIMITED shall report to the Fire Services Department as soon as possible.

Additionally, we are required to follow the BEC, pursuant to section 40 of the BEEO, and the to enhance the energy efficiency of buildings services installations and promote decarbonization of buildings.

Plumbing

Plumbing installation engineering works are monitored by the Water Supply Department and guided under the Waterworks Ordinance. Pursuant to Section 14 of Waterworks Ordinance (Cap. 102 of the Laws of Hong Kong) (“WWO”), a person must not construct, install, alter, or remove a fire service or inside service unless the Water Authority has granted a written permission for it. The Water Authority may grant the written permission on its own initiative or on application of a licensed plumber. Besides, Section 15 of the WWO also stipulates that, a person who is not a designated person must not carry out the construction, installation, maintenance, alteration, repair or removal of a fire service or inside service (i.e. specified plumbing works). A plumber’s licence shall be valid up till and including 31 December in the year in which it is issued and may be renewed annually upon payment of a prescribed fee for a further period of 12 months from the date of expiry.

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

Additionally, we are required to follow the BEC, pursuant to section 40 of the BEEO, and to enhance the energy efficiency of buildings services installations and promote decarbonization of buildings.

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

Factories and Industrial Undertakings Ordinance

The Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong) (“Factories and Industrial Undertakings Ordinance”) provides for the safety and health protection to workers in an industrial undertaking. Under section 6A of the Factories and Industrial Undertakings Ordinance, every proprietor shall take care of the safety and health at work of all persons employed by it at an industrial undertaking by, so far is reasonably practicable:

●	providing and maintaining plant and work systems that are safe and without risks to health;
●	making arrangement for ensuring safety and absence of risks to health in connection with the use, handling, storage and transport of articles and substances;
●	providing all necessary information, instruction, training, and supervision as is necessary for ensuring the health and safety at work;
●	as regards any workplace under the employer’s control, (1) maintaining the workplace in a condition that is safe and without risks to health; and (2) providing and maintaining means of access to and egress from the workplaces that are safe and without any such risks; and
●	providing and maintaining working environment that is safe and without risks to health.

A proprietor of an industrial undertaking who contravenes these duties commits an offence and is liable on summary conviction to a fine of HK$3,000,000, or on conviction on indictment to a fine of HK$10,000,000. A proprietor of an industrial undertaking who contravenes these duties willfully and without reasonable excuse commits an offence and is liable on summary conviction to a fine of HK$3,000,000 and to imprisonment for six months, or on conviction on indictment to a fine of HK$10,000,000 and to imprisonment for two years. Matters regulated under the subsidiary regulations of the Factories and Industrial Undertakings Ordinance, including the Construction Sites (Safety) Regulations (Chapter 59I of the Laws of Hong Kong), include (i) the prohibition of employment of persons under 18 years of age (save for certain exceptions); (ii) the maintenance and operation of hoists; (iii) the duty to ensure safety of places of work; (iv) prevention of falls; (v) the duty to comply with miscellaneous safety requirements; and (vi) provision of first aid facilities, etc. Contravening any of these rules shall be an offence and a contractor committing the relevant offence without reasonable excuse could be liable to a fine up to HK$400,000 and imprisonment up to 12 months.

Occupational Safety and Health Ordinance

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (“Occupational Safety and Health Ordinance”) provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and work systems that are safe and without risks to health;
●	making arrangement for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;
●	providing all necessary information, instruction, training, and supervision as may be necessary for ensuring safety and health at work;
●	maintaining the workplace in a condition that is safe and without risks to health; or providing and maintaining safe access to and egress from the workplaces; and
●	providing and maintaining a working environment that is safe and without risks to health.

Failure to comply with the above provisions constitutes an offence and the employer is liable on summary conviction to a fine of HK$3,000,000, or on conviction on indictment to a fine of HK$10,000,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on summary conviction to a fine of HK$3,000,000 and to imprisonment for six months, or on conviction on indictment to a fine of HK$10,000,000 and to imprisonment for two years.

The Commissioner for Labour may also issue (i) improvement notice against contravention of this Ordinance or the Factories and Industrial Undertakings Ordinance requiring employer to remedy the contravention within specific period/refrain from continuing or repeating the contravention or (ii) suspension notice directing specific activity not to be undertaken, or the premises, plant or substance not to be used, while the notice remains in force. Failure to comply with such improvement notice without reasonable cause constitutes an offence and the employer or occupier is liable on conviction to a fine of $400,000 and to imprisonment for 12 months. An employer or occupier who, without reasonable excuse, contravenes a suspension notice commits an offence and is also liable on conviction to a fine of $1,000,000 and to imprisonment for 12 months (plus a further fine of HK$100,000 for each day if contravention is knowingly and intentionally continued).

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

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong) (“CWRO”)

The CWRO was enacted on July 2, 2004 to provide, among others, for registration and regulation of construction workers. The principal objective of the CWRO is to establish a system for registration of construction workers and to regulate construction workers who personally carry out construction work on construction sites.

Employment of registered construction workers

Under sections 3(1) and 5 of the CWRO, the principal contractors/subcontractors/employers/controllers of construction sites are required to employ only registered construction workers to personally carry out construction work on construction sites.

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

On and after August 20, 2012, the CIL chargeable is 0.5% of the total value of the construction operations (as defined under section 53 of the CICO) concerned (0.4% before August 20, 2012). Pursuant to section 32 and Schedule 5 of the CICO, no CIL is chargeable for any construction operations not exceeding HK$3,000,000.

According to section 34 of the CICO, the contractor and authorized person each are required to inform the CIC in a specified form (Form 1) in respect of the construction operations within 14 days after its commencement. It is an offence if a person without reasonable excuse failed to give such notice and liable to a fine at level 1, which is fixed at HK$2,000. Notice is only required for term contract or if the reasonable estimation of the total value of construction operations exceeds HK$3,000,000.

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

Pneumoconiosis and Mesothelioma (Compensation) Ordinance (Chapter 360 of the Laws of Hong Kong) and Pneumoconiosis and Mesothelioma (Compensation) (Assessment of Levy) Regulations (Chapter 360A of the Laws of Hong Kong)

According to section 35 of the PMCO, pneumoconiosis compensation fund levy (“PCFL”) is imposed in respect of construction operations carried out in Hong Kong. PCFL is rated at 0.15% of the value of the construction operations (0.25% before August 20, 2012) and not chargeable if the total value (as defined under section 39D of PMCO) do not exceed HK$3,000,000 (HK$1,000,000 before July 30, 2018). Pursuant to section 39A of the PMCO, PMCO does not apply to construction operations for domestic unit, or for the sole and principal purpose of renovation.

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

D. Organizational structure

The following diagram sets forth our corporate structure as of the date of this annual report:

E. Property, Plant and Equipment

We lease the following property and use it as our office:

Leases

Facility	Address	Space (m2)
Office	5-6/F., Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, Hong Kong	600

We expended the office to from 5/F to 5-6/F of the same building during year ended December 31, 2022. We have renewal the tenancy agreement with the landlord on October 15, 2023, and the monthly rental has increase by HK$30,250 (US$3,878) with full execute of both 5-6/F. We paid a total of HK$640,072 (US$82,064) and HK$585,000 (US$74,715) in rent for the years ended December 31, 2023 and 2022, respectively.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This report contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. See “Cautionary Statement Regarding Forward-Looking Information”.

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

100%, 97% and 100% of WANG & LEE CONTRACTING LIMITED’s projects for fiscal years 2023, 2022 and 2021 were predominantly in the private sector. WANG & LEE CONTRACTING LIMITED provides a wide range of large site construction services to private construction customers, including commercial and residential developers and local businesses. Its recent projects include two well-known theme parks in HK SAR – Ocean Park and Hong Kong Disneyland, where it carried out various low voltage electrical work for the theme parks, such as installation of emergency power supply system, lighting, etc. WANG & LEE CONTRACTING LIMITED competes for private construction projects primarily on the basis of the breadth of our service capabilities and our reputation for quality. We believe WANG & LEE CONTRACTING LIMITED is well-positioned to capitalize on the strong momentum in commercial and residential private construction sectors driven by population and economic expansion in HK SAR.

WANG & LEE CONTRACTING LIMITED’s primary market is in the E&M market in HK SAR (“market” or “local market”) which, in turn is broken down into low voltage electrical system, MVAC, fire services, plumbing and fitting out works. Supported by its local market presence and knowledge, as well as scale advantages attributable to its vertical integration, geographic reach and strong financial profile, we believe we are a significant player in each of E&M markets in HK SAR that we serve. For all but the very largest projects, WANG & LEE CONTRACTING LIMITED competes primarily against HK SAR firms that have similar qualifications and experience. By virtue of this locally driven competitive dynamic, competition in our industry is characterized by relative market share, which we define as the percentage of jobs we win in a local market compared to the jobs we bid in a local market. We average a bid/win rate of 26-40% compared to the highest average bid/win rate of one of our competitors of 48% (Source: https://www.emsd.gov.hk/minisites/voice/en/special_issue2015/p2.html)

How We Assess Performance of Our Business

Revenues

We derive our revenues predominantly by providing construction and contracting services for both public and private projects, with an emphasis on electrical, air-conditioning installation and ventilation, plumbing, fire service and fitting out projects. Our projects represent a mix of government and private customers. Revenues derived from projects are recognized on the percentage-of-completion basis, measured by the relationship of total cost incurred to total estimated contract costs.

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

Interest Expense, net

Interest expense, net primarily represents interest incurred on the bank loans, line of credit, obligation on finance lease and leases liabilities.

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

Estimated outcome E&M services engineering contracts and contract assets

We recognize revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of our performance because it directly measures the value of the services or products transferred to the customer. Subcontractor, materials, labor and equipment included in revenue, and other cost of revenue when management believes that we are acting as a principal rather than as an agent (e.g., we integrate the materials and labor into the deliverables promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). In the contracts, other than the Original Contract Sum, there is a Variation Order Sum (provisional amounts) included in the same contract in which we are allowed to performance extra work or billed extra materials in order to fulfil the contracts. We generally accounted for the performance obligation of this Variation Order together with the performance obligation of the original contract as a single deliverable (a single performance obligation). Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client. Project mobilization costs are generally charged to project costs as incurred when they are an integrated part of the performance obligation being transferred to the customer.

The management’s estimate of revenue and the completion status of contract works requires significant judgment and has a significant impact on the amount and timing of revenue recognized. The E&M services engineering works performed by us would also be certified by the customers or external surveyors periodically according to the construction contracts. We regularly review and revise the estimation of contract revenue prepared for each contract as the contract progresses based on the internal contract progress reports.

Impairment assessment of trade receivables and contract assets

The management estimates the amount of lifetime ECL of trade receivables and contract assets based on provision matrix through grouping of various debtors that have similar credit risk characteristics based on nature and industry of debtors. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective trade receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for forward-looking information that is reasonable and supportable available without undue cost or effort. In addition, trade receivables and contract assets that are credit-impaired and assessed for ECL individually. The credit loss allowance amount of the credit-impaired trade receivables and contract assets is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows with the consideration of expected future credit losses. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered.

Exchange rates

This report contains translations of certain HK$ amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the years ended December 31,			Other Period
	2023	2022	2021
Period Ended HK$: US$ exchange rate	7.7785	7.7990	7.7971	7.75
Period Average HK$: US$ exchange rate	7.7997	7.8298	7.7723	7.75

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

Our calculation of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly named measures reported by other companies. Potential differences between our measure of Adjusted EBITDA compared to other similar companies’ measures of Adjusted EBITDA may include differences in capital structures, tax positions and the age and book depreciation of tangible assets.

The following table presents a reconciliation of net income, the most directly comparable measure calculated in accordance with GAAP, to Adjusted EBITDA, and the calculation of Adjusted EBITDA Margin for each of the periods presented.

Reconciliation To GAAP Information

	For the years ended December 31,
	2023		2022		2021

Consolidated Net Loss (GAAP)	US$	(648,854)	US$	(596,881)	US$	(354,743)
Interest expenses		61,564		35,377		13,312
Income taxes		-		-		-
Depreciation and amortization		32,413		2,603		3,629

Adjusted EBIDA (Non-GAAP)	US$	(554,877)	US$	(558,901)	US$	(337,802)

Adjusted EBITDA Margin		(8.13)%		(13.40)%		(8.17)%

Results of Operations

For the years ended December 31, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2023, and 2022. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2023		2022

Contract revenue	US$	6,825,879	US$	4,169,931
Contract costs		(4,385,279)		(3,384,227)
GROSS PROFIT		2,440,600		785,704

Less: General and administrative expenses		(3,211,690)		(1,427,156)

OPERATING LOSS	US$	(771,090)	US$	(641,452)

Contract Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended December 31,				Changes
	2023		2022		Amount		%
Low Voltage Electrical System
Contract revenue	US$	3,832,334	US$	1,028,162	US$	2,804,172	273
Contract costs		(3,309,315)		(898,100)		(2,411,215)	268
Gross profit		523,019		130,062		392,957	302
Gross profit margin		14%		13%		14%	8

MVAC System
Contract revenue	US$	328,373	US$	502,556	US$	(174,183)	(35)
Contract costs		(240,158)		(462,400)		222,242	(48)
Gross profit		88,215		40,156		48,059	120
Gross profit margin		27%		8%		(28)%	(450)

Fitting Out
Contract revenue	US$	2,594,828	US$	1,998,726	US$	596,102	30
Contract costs		(794,573)		(1,562,551)		767,978	(49)
Gross profit		1,800,255		436,175		1,364,080	313
Gross profit margin		69%		22%		229%	941

Other E&M system
Contract revenue	US$	70,344	US$	640,487	US$	(570,143)	(89)
Contract costs		(41,233)		(461,176)		419,943	(91)
Gross profit		29,111		179,311		(150,200)	(84)
Gross profit margin		41%		28%		26%	(7)

Total
Contract revenue	US$	6,825,879	US$	4,169,931	US$	2,655,948	64
Contract costs		(4,385,279)		(3,384,227)		(1,001,052)	30
Gross profit		2,440,600		785,704		1,654,896	211
Gross profit margin		36%		19%		62%	226

Our contract revenues were US$6,825,879 for the year ended December 31, 2023, as compared to US$4,169,931 for the year ended December 31, 2022, an increase of US$2,655,948, or 64%. We have increased our focus on smaller scale engineering projects, thus the total number of small projects that are under HK$1 million (US$128,559) in 2023 was increased by US$196,391, or 42%, from 49 small projects amounting to US$464,514 to 44 small projects amounting to US$660,905. This continues prove our small scale projects strategy help the Company maintain health steadily increase in revenue.

During the year ended 2023, one of our largest construction projects was suspended from the first quarter of 2023 until July 2023 due to work delays caused by a third party to our client. Since the revenue is recognized based on the stages of site work, we posted a relatively low revenue in the first half year of the fiscal year 2023 comparing to the second half year of the fiscal year 2023. We successfully charged the client approximately US$1,252,246 for the loss and damage caused by the suspension while resume the site work. The revenue earned from the large projects in the year ended 2023 was US$6,164,974 compared to the year ended 2022 amounted to US$3,705,423, an increase of $2,459,551 or 66%.

On 2023, one of the major construction projects that only engaged into construction works on low voltage electrical system (“ELV”) was in the high productive progress status since the second half year of 2023, the completion status of construction work was estimate 86%, increased by 78% when compared to 2022, 8%. Since the contract sum is significant and also one of our largest construction projects, the increase of profit from ELV segment increased by 273% from the fiscal year 2022.

From the analyzation findings from the segment, the fitting out segment remain highest contribution to the gross profit. The fitting out segment for the years ended 2023 and 2022 are 74% and 56% of the total gross profit respectively.

Contract Costs

Contract costs, primarily consists of subcontract costs, materials costs, labor, equipment costs, and other direct costs incurred to perform customer contracts. We incurred contract costs of US$4,385,279 for the year ended December 31, 2023, as compared to US$3,384,227 for the year ended December 31, 2022, an increase of US$1,001,052, or 30%. The increase of the cost of revenues is due to the growth of revenues in the second half year of the fiscal year 2023 and a termination of a sub-contractor due to delayed progress which created higher cost of new engagements for the replacement and caught up the delays in the first half year of the fiscal year 2023.

Gross Profit

Gross profit was US$2,440,600 for the year ended December 31, 2023, as compared to US$785,704 for the year ended December 31, 2022, an increase of US$1,654,896, or 211%. The overall increase in gross margin from 19% for the year ended December 31, 2022 to 36% for the year ended December 31, 2023 was due to the additional delay charge. The total contract revenue without the additional delay charge was US$5,573,633, and the gross profit after adjusted was US$1,188,354 with adjusted gross profit margin 21%, which slightly higher than the year ended 2022, 19%.

General and Administrative Expenses

We incurred general and administrative expenses of US$3,211,690 for the year ended December 31, 2023, as compared to US$1,427,156 for the year ended December 31, 2022, an increase of US$1,784,534, or 125%. The increase was mainly a result of costs from our listing activities including professional fees and staff overtime costs.

Operating Income (Loss)

We incurred an operating loss of US$771,090 for the year ended December 31, 2023, as compared to an operating loss of US$641,452 for the year ended December 31, 2022, an increase of US$129,638 or 20%. The increase in operating loss was mainly caused by the increase in listing costs and staff costs.

Interest Expenses

Interest expenses amounted to $61,564 for the year ended December 31, 2023, which increased by $26,187, or 74.0% from $35,377 for the year ended December 31, 2022. During the year ended 2023, we engaged into an additional bank facility to allow the group to increase the utilization of debt equity ratio, while also allowed us to offset the interest rate risk by in-house interest rate hedged.

Provision for expected credit loss / allowance for expected credit loss

Provision for estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. The provision for expected credit loss was US$222,195 and US$46,034 for the year ended December 31, 2023 and 2022, respectively. We made a significant provision for expected credit losses for the year ended 2023 due to the foreseeable risk of slower turnover of contract assets compared to the year ended 2022. This risk is driven by the increasing trend in interest rates.

For the years ended December 31, 2022, and 2021

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2022, and 2021. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

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

From the analysation findings from the segment, the construction works such as the installation of low voltage electrical system (‘ELV”) usually take place after the preparation but before finalising works, compared to the year ended 2021 having a significant difference. The ELV segment for the years ended 2022 and 2021 are 17% and 46% of the total gross profit respectively.

Contract Costs

Contract costs, primarily consists of subcontract costs, materials costs, labor, equipment costs, and other direct costs incurred to perform customer contracts. We incurred contract costs of US$3,384,227 for the year ended December 31, 2022, as compared to US$3,275,299 for the year ended December 31, 2021, an increase of US$108,928, or 3%. The increase, despite increased revenues was mostly due to the increase of project engagement.

Gross Profit

Gross profit was US$785,704 for the year ended December 31, 2022, as compared to US$859,760 for the year ended December 31, 2021, a decrease of US$74,056, or 9%. The overall decrease in gross margin from 21% for the year ended December 31, 2021 to 19% for the year ended December 31, 2022 was due to the following: (1) The preparation and finalisation of work usually involve larger amounts of cost but comparatively lower recognition of revenue due to slower progress. (2) During the first half year of 2022, a high amount of people got infected, which led to a shortage of labor in both office support and at the construction sites, which also slows the whole construction progress.

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

General and Administrative Expenses

We incurred general and administrative expenses of US$1,427,156 for the year ended December 31, 2022, as compared to US$1,220,619 for the year ended December 31, 2021, an increase of US$206,537, or 17%. The increase was mainly a result of costs from our listing activities including professional fees and staff overtime costs.

Operating Income (Loss)

We incurred an operating loss of US$641,452 for the year ended December 31, 2022, as compared to an operating loss of US$360,859 for the year ended December 31, 2021, an increase of US$280,593 or 78%. The increase in operating loss was mainly caused by the increase in listing costs.

B. Liquidity and capital resources

For the years ended December 31, 2023 and 2022

As of December 31, 2023, we had US$5,210,193 in cash. Our working capital and other capital needs mainly come from bank borrowings and operating cash flow. Cash is needed to pay for construction costs, wages, rent and other operating expenses.

Management’s belief in the sufficiency of cash generated from operations to meet our regular working capital requirements is subject to the conditions of new contracts engagement and effective contract revenue turnover rate over the next 12 months. These projections are based on comprehensive analysis of historical experience and financial data as of December 31, 2022. However, it is important to consider various factors that could pose challenges to our plans, including the demand for E&M engineering services, prevailing economic conditions, competition within the industry, and the ongoing support from financial institutions and suppliers.

To further strengthen our position, management plans to enhance the diversity of our service line by introducing new products and services, expanding into target markets, and focusing resources on smaller-scale engineering projects that generate sustainable positive profit margins. Additionally, in the event of insufficient liquidity to meet our current obligations, the Company intends to raise capital through an additional public offering. This strategic measure will provide the necessary financial means to support our operations and maintain our growth trajectory.

The following table summarizes our cash flow data as of:

	For the years ended December 31,
	2023		2022

Net cash provided by (used in)
Operating activities	US$	(3,821,384)	US$	(352,764)
Financing activities		8,413,951		422,531

Net increase in cash and cash equivalents		4,599,567		69,767

Effect of foreign currency translation		1,010		2,111

Net increase in cash and cash equivalents	US$	4,600,577	US$	71,878

Operating Activities

Net cash provided by operating activities consists primarily of net loss adjusted for non-cash items, including depreciation, accounts receivable, contractual assets and liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of December 31, 2023 was US$3,814,384, representing an increase of US$3,461,620, compared to net cash used in operating activities of US$352,764 for the year ended December 31, 2022. This increase in cash used was mainly due to the increase of cost after listing, the related cost such as listing fee, legal and professional fees, and salary payment.

Investing Activities

There were no investing activities during the years ended 2023 and 2022.

Financing Activities

Net cash provided by financing activities was approximately US$8,413,951 for the year ended December 31, 2023, an increase of US$7,991,420, or 1,891%, as compared to US$422,531 net cash provided by financing activities for the year ended December 31, 2022. The increase in cash provided was mainly due to capital injection after listing.

Our shareholders’ equity increased by 450.7% and 53.5% to $6.0 million for the fiscal year 2023 ended December 31, 2023, deficit of $1.71 million for the fiscal year 2022 ended December 31, 2022 respectively.

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

The following table summarizes our cash flow data as of:

	For the years ended December 31,
	2022		2021

Net cash provided by (used in)
Operating activities	US$	(352,764)	US$	(482,801)
Investing activities		-		-
Financing activities		422,531		1,018,183

Net increase in cash and cash equivalents		69,767		535,382

Effect of foreign currency translation		2,111		(5,863)

Net increase in cash and cash equivalents	US$	71,878	US$	529,519

Operating Activities

Net cash provided by operating activities consists primarily of net income (loss) adjusted for non-cash items, including depreciation, deferred tax expenses, accounts receivable, contractual assets and liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of December 31, 2022 was US$352,764, representing a decrease of US$130,037, compared to net cash used in operating activities of US$482,801 for the year ended December 31, 2021. The decrease of cash used was mainly impacted by the increase of accounts & other receivable.

Investing Activities

There were no investing activities during the years ended 2022 and 2021.

Financing Activities

Net cash provided by financing activities was approximately US$422,531 for the year ended December 31, 2022, a decrease of US$595,652, or 59%, as compared to US$1,018,183 net cash provided by financing activities for the year ended December 31, 2021. The decrease in cash provided was due to the decrease of new bank borrowings.

C. Research and development, patents and licenses, etc

WANG & LEE CONTRACTING LIMITED has been providing construction contracting services in HK SAR for almost 45 years and have been awarded:

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

Additionally, WANG & LEE CONTRACTING LIMITED a registered Class 1 Fire Service Installation Contractor with the Fire Services Department, registered Minor Works Contractor (Company) for Classes II and III (covering under alteration and addition works, repair works, drainage works, works relating to structures for amenities, finishes works and demolition works) under the Building Ordinance (Cap 123) Section 8A and registered Electrical Contractor under the Electricity (Registration) Regulations (Cap 406 Sub Leg.).

D. Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off balance sheet arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements for other contractually narrow or limited purposes.

F. Tabular disclosure of contractual obligations

Our contractual obligations primarily consist of operating and finance lease obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2023, and their maturity profile:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Lease Liabilities	$248,198	$123,539	$112,115	12,544	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Set forth below is information concerning our directors and executive officers as of the date of this report:

Name	Age	Position(s)
Pui Lung HO	47	Chief Executive Officer, Executive Director and Chairman
Yuk Ming, Gary MA	48	Chief Finance Officer
Olivia Sarah Annabel Marion SERRE	38	Independent Director
Juan RUIZ-COELLO	41	Independent Director
Chun Yip, Edmund CHAN	35	Independent Director, Audit Committee Chairman
Wood Shing Kei SZE	44	Independent Director

The business address of each of the officers and directors 5-6/F Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, Hong Kong.

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Chief Executive Officer

Pui Lung HO, age 47, graduated in New Zealand and Hong Kong with a Bachelor Degree of Science, a Bachelor Degree of Engineering in Building Engineering and a Master Degree of Science in Engineering Management. He has over 20 years of experience in the building industry. He joined WANG & LEE CONTRACTING LIMITED in 2000. He is now our Chief Executive Officer and Chairman. He specializes in building services installation, energy management and energy-saving planning design.

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

Chief Financial Officer

Yuk Ming, Gary MA, age 48, is a qualified CPA of CPA Australia and graduated in New Zealand with Bachelor of Commerce major in Accountancy, Diploma for Post-Graduates and Master of Corporate Finance. He joined and appointed as Chief Financial Officer for the Company in December 2021. He has over 18 years of experience in financial industry. He previously worked as Finance Manager for Chu Kong High-Speed Ferry Co. Ltd., a public company for over 4 years, then as Financial Planning and Analysis Manager for Zuellig Pharma Limited, one of the largest pharmaceutical groups in China for more than 3 years.

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

Independent Directors

Olivia Sarah Annabel Marion SERRE, age 38, graduated in France with a Bachelor of Architecture and Interior Design in 2010. She has extensive experience collaborating with reputable architecture firms (Tarlet Architects & Gerzina Architecture, MAKE Creative & Innova Design etc.) involved in commercial, residential, retail and medical projects. Since September 2012, she founded Oli & J, a creative jewelry brand that specialized in the beauty of Australian Gemstones and timeless pieces which has launched into the European market by showcasing at the BIJORHCA International Jewelry Show (Paris, France) and display currently at the iconic Victoria & Albert Museum since 2016 (London, UK). Ms. SERRE currently resides in France.

Juan RUIZ-COELLO, age 41, is the director of OJ Studio Pty Ltd with extensive experience in design and build projects, electrical network and fiber optic cable services, solar energy installations, energy efficiency and cryptocurrency infrastructure and systems. Mr. RUIZ-COELLO has been an accredited electrician since 2008 and undertook major design and build projects as a selected contractor for major commercial landmarks including the Queen Victoria Building and Sydney Westfields as well as for jewelry exhibitions and art galleries in Hong Kong, Paris, London and Sydney. He was responsible for domestic and commercial solar installations in Australia and Spain as a contractor and accredited installer for Ecopense Pty Ltd, an international leading expert in the solar and electrical industry. He has designed and developed crypto proof-of-state mining computers to support the Ethereum Cryptocurrency Network to compute the block chain transactions using high powered modified graphics cards and has developed and managed a solar and crypto currency mining rig to work effectively with energy efficient solar array system to make the mining system powered by green energy. He currently resides in Australia.

Chun Yip, Edmund CHAN, age 35, is a Qualified Public Accountant and graduated in Hong Kong with Bachelor of Business Administration (Honors) – Accounting. He worked as a Senior Auditor at RSM Nelson Wheeler, one of the largest CPA firms over 3 years and then as Senior Accountant at Time Watch Investments Limited, a public company for over 7 years. He has over 10 years’ experience in financial and management in listed companies and is appointed as Chairman of our Audit Committee.

Wood Shing Kei SZE, 44, has been an independent Director of Troops, Inc., (Symbol: Troo), a NASDAQ listed company, since June 26, 2018. From April 2004 to April 2007, Mr. SZE served as an audit senior in Moore Stephens CPA Limited. From November 2007 to February 2008, Mr. SZE served as a senior accountant at Grant Thornton Hong Kong Limited. Subsequently, Mr. SZE served as financial manager of Global Beverages Asia Limited, Skyworth Digital Holdings Limited, and TAL Apparel Limited since 2008, 2009, and 2013 respectively. From September 2013 to April 2018, Mr. SZE served as the financial controller of the property & facility management services at Synergis Management Services Limited, a subsidiary of Synergis Holdings Limited (02340.HK) which is a Hong Kong listed company engaging in the provision of property and facility management services. Mr. SZE obtained a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University in 2002. Mr. SZE has been a chartered accountant at the Association of Chartered Certified Accountants since 2008.

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

Employment Agreements with Named Executive Officers and Directors

We have entered into employment agreements with each of the named executive officers. Under these agreements, each of the named executive officers is employed for a specified time period and is entitled to receive annual salary plus other remuneration, pension insurance, medical insurance, maternity insurance, unemployment insurance, work-related injury insurance, housing provident funds and other benefits pursuant to PRC law. We and the named executive officers may terminate the employment upon mutual agreement. The named executive officers may terminate the employment by giving thirty days advance written notice. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses to the Company, damaging the Company’s image through defamation or disseminating rumors about the Company or its employees outside the Company. We may also terminate the employment for cause, with thirty days advance written notice and one month’s salary, for certain acts of the executive officer, such as illness, non-work related injury resulting in inability to work in the previous position or a newly assigned position after recovery, and inability to perform the assigned work and failure to perform the assigned tasks even after training or adjustment of position. The employment agreements will be terminated upon (1) expiry of the employment, (2) the entitlement of the named executive officers to the pension insurance, (3) the death of the named executive officers, (4) the bankruptcy of the Company pursuant to law, and (5) revocation of the Company’s business license, shutdown of the business pursuant to the order issued by the relevant authority, or earlier dissolution of the Company.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2023, 2022 and 2021 earned by or paid to our chief executive officer (the “named executive officers”).

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus ($)	Share Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Mr. Pui Lung, HO	2021	54,038	-	-	-	-	-	-	54,038
Chief Executive Officer	2022	51,342	-	-	-	-	-	-	51,342
	2023	51,541	8,590	-	-	-	-	-	60,131

Mr. Yuk Ming, Gary MA *	2021	3,860	-	-	-	-	-	-	3,860
Chief Financial Officer	2022	45,978	-	-	-	-	-	-	45.978
	2023	46,156	-	-	-	-	-	-	46,156

*Mr. MA joined the Company on December 1, 2021.

Compensation of Directors

For the fiscal years ended December 31, 2023, 2022 and 2021, no members of our board of directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. We have agreed to pay our independent directors an annual cash retainer of $4,645, subject to terms of the definitive agreements. We will also reimbursed all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the years ended December 31, 2023, 2022 and 2021, we did not pay any non-employee directors because we did not have any non-employee directors. Messrs Ruiz-Coello, Chan and Serre joined us as independent directors on February 1, 2022 and Sze lately join on April 1, 2023 respectively.

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

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee comprises Messrs Ruiz-Coello, Chan and Serre, with Ms. Olivia Sarah Annabel Marion SERRE serving as chair. We have also determined that Messrs Ruiz-Coello, Chan and Serre, satisfy the “independence” requirements of NASDAQ Rule 5605(e). The governance and nominating committee is involved in evaluating the desirability of and recommending to the board of directors any changes in the size and composition of the board of directors, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating committee’s current charter is available at our corporate website.

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

As of the date of this report, WANG & LEE CONTRACTING LIMITED employed a total of 25 employees, located in HK SAR. The following table sets forth breakdown of our employees by function:

Functional Area	Number of Employees	% of Total
Management	2	8%
Project and Safety:
- Engineers	8	32%
- Site Supervisors	7	28%
- Draftsmen	1	4%
- Technicians	2	8%
- Safety Officer	1	4%
Administration	2	8%
Finance	2	8%

Total	25	100%

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

	Ordinary Shares Beneficially Owned After the Initial Public Offering
	Number	Percent
Directors and Executive Officers:
Pui Lung, Ho(1) Chief Executive Officer	8,000,000	53.00%

Yuk Ming, Gary Ma Chief Financial Officer	-	-

Olivia Sarah Annabel Marion Serre Director	-	-

Julio Ruiz-Coello Director	-	-

Chun Yip, Edmund Chan Director	-	-

Wood Shing Kei Sze Director	-	-

5% Beneficial Owners

WANG & LEE BROTHERS, Inc.	8,000,000	53.00%
Jupiter Stone Holding Limited(2)	1,300,000	8.61%
Billion Supreme Corporation(3)	1,300,000	8.61%
Blaze Master Investment Limited(4)	1,400,000	9.28%

(1)	WANG & LEE BROTHERS, Inc., a British Virgin Islands corporations, holds all 8,000,000 of the 13,400,000 WANG & LEE GROUP, Inc.’s issued and outstanding Ordinary Shares pre-initial public offering. WANG & LEE BROTHERS, INC, is in turn 100% owned by Mr. Pui Lung Ho, our Chief Executive Officer and Chairman. Accordingly, Mr. Ho has the sole voting and dispositive power over these shares.

(2)	Jupiter Stone Holding Limited, a British Virgin Islands corporation, is 100% owned by Man Kit Leung. Accordingly, Man Kit Leung has the sole voting and dispositive power over these shares. The address of Jupiter Stone Holding Limited is Overseas Company Services Limited, Qwomar Trading Complex, Port Purcell, Road Town, Tortola, British Virgin Islands.

(3)	Billion Supreme Corporation, a British Virgin Islands corporation, is 100% owned by Chun Pang Yuen. Accordingly, Chun Pang Yuen has the sole voting and dispositive power over these shares. The address of Billion Supreme Corporation is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)	Blaze Master Investment Limited, a British Virgin Islands corporation, is 100% owned by Yuen Mei Tang. Accordingly, Yuen Mei Tang has the sole voting and dispositive power over these shares. The address of Blaze Master Investment Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

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

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership”.

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers”.

Other Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation”, below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

	For the years ended December 31,
	2023	2022	2021

Amount due from (to)
Pui Lung Ho	(1,347,019)	(1,853,263)	(1,526,557)
WANG & LEE BROTHERS., Inc	1,286	1,282	1,283

For the years ended December 31, 2023, 2022, and 2021 the amounts due to the director, Pui Lung Ho, were $1,347,019, $1,853,263, and $1,526,557, respectively, and are unsecured, interest-free and repayable on demand.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

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

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

See “C. Markets”.

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

Our Amended Memorandum and Articles authorizes us to issue an unlimited number of shares at no par value of a single class. All of our issued Ordinary Shares are fully paid and non-assessable. We may, but is not required to if the rules of the senior national exchange allow, issue share certificates specifying the number of Ordinary Shares held by each holder of Ordinary Shares in the Company. Our shareholders may freely hold and vote their Ordinary Shares.

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

Disclosure of the SEC’s Position on Indemnification for Securities Act Liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Summary of Certain Significant Provisions of BVI Law

The BVI Act differs from laws applicable to US corporations and their shareholders. Set forth below is a summary of certain significant provisions of the BVI Act applicable to us (save to the extent that such provisions have been, to the extent permitted under the BVI Act, negated or modified in our Amended Memorandum and Articles in accordance with the BVI Act).

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

Dissolution; Winding up. Under BVI law, the liquidation of a company may be a voluntary solvent liquidation or an insolvent liquidation under the Insolvency Act. Where a company has been struck off the Register of Companies under the BVI Act continuously for a period of 7 years it is dissolved with effect from the last day of that period.

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

Rights of Non-resident or Foreign Members. There are no limitations imposed by memorandum and articles of association on the rights of non-resident or foreign members to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended Memorandum and Articles governing the ownership threshold above which member ownership must be disclosed.

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

Material Differences in BVI Law and our Amended Memorandum and Articles and Delaware Law

Our corporate affairs are governed by our Amended Memorandum and Articles and the provisions of applicable BVI law, including the BVI Act and BVI common law. The BVI Act differs from laws applicable to US corporations and their shareholders. The following table provides a comparison between certain statutory provisions of the BVI Act (together with the provisions of our Amended Memorandum and Articles) and the Delaware General Corporation Law relating to shareholders’ rights.

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

●	In accordance with, and subject to, our Amended Memorandum and Articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) at any meeting of the shareholders, the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken forthwith. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting. In accordance with the BVI Act, a shareholder resolution is passed if approved by a majority of in excess of 50% or, if a higher majority is required by the memorandum and articles, that higher majority, of the votes of those shareholders entitled to vote and voting on the resolution; unless (in either case) the BVI Act or our Amended Memorandum and Articles require a different majority.	●	Except as provided in the charter documents, changes in the rights of shareholders as set forth in the charter documents require approval of a majority of its shareholders.

●	In accordance with, and subject to, our Amended Memorandum and Articles, (a) the rights attached to shares as specified in the memorandum may only, whether or not the Company is in liquidation, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 percent of the issued shares of that class, except where some other majority is required under our Amended Memorandum and Articles or the BVI Act.	●	The certificate of incorporation or bylaws may provide for cumulative voting.

●	In accordance with, and subject to, our Amended Memorandum and Articles (including, for the avoidance of any doubt, Clause 8 of the memorandum and any rights or restrictions attaching to any shares), the company may amend its memorandum or articles by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a Resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the memorandum or articles; (ii) to change the percentage of shareholders required to pass a Resolution of Shareholders to amend the memorandum or articles; (iii) in circumstances where the memorandum or articles cannot be amended by the shareholders or (iv) to Clauses 7, 8, 9 or 12 of the memorandum.

Directors

BVI		Delaware

●	In accordance with, and subject to, our Amended Memorandum and Articles, the minimum number of directors shall be one.	●	Board must consist of at least one member.

●	In accordance with, and subject to, our Amended Memorandum and Articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any Ordinary Shares), (a) the first directors of the Company shall be appointed by the first registered agent within 6 months of the date of the incorporation of the Company; and thereafter, the directors shall be elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his earlier death, resignation or removal; (c) a director may be removed from office: (i) with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five percent of the Shareholders of the Company entitled to vote; or (ii) with cause, by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director; (d) a director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; and (e) a director is not required to hold Ordinary Shares as a qualification to office.	●	Number of board members shall be fixed by the by laws, unless the charter fixes the number of directors, in which case a change in the number shall be made only by amendment of the charter.

●	Directors do not have to be independent.	●	Directors do not have to be independent.

Shareholder’s Derivative Actions

BVI		Delaware

●	Under the provisions of the Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the articles of association or in the Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares.	●	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

●	If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.	●	Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board of directors or the reasons for not making such effort.

●	The Act provides for a series of remedies available to members. Where a company incorporated under the Act conducts some activity which breaches the Act or the company’s memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Members can now also bring derivative, personal and Representative Actions under certain circumstances.	●	Such action shall not be dismissed or compromised without the approval of the Delaware Court of Chancery.

●	The traditional English basis for members’ remedies have also been incorporated into the Act: where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the BVI High Court for an order on such conduct.

●	Any member of a company may apply to the BVI High Court for the appointment of a liquidator for the company and the Court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

●	The Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(a)	a merger;

(b)	a consolidation;

(c)	any sale, transfer, lease, exchange or other disposition of more than 50 percent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition; or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described under “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

E.	Taxation

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in our offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	underwriters;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a market-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	governments or agencies or instrumentalities thereof;
●	tax-exempt entities (including private foundations);
●	holders who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	investors that will hold our Ordinary Shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;
●	persons holding their Ordinary Shares in connection with a trade or business outside the United States;
●	persons that actually or constructively own 5% or more of our voting power or value (including by reason of owning our Ordinary Shares);
●	investors required to accelerate the recognition of any item of gross income with respect to their Ordinary Shares as a result of such income being recognized on an applicable financial statement;
●	investors that have a functional currency other than the U.S. dollar;
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in our offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income”, which is taxed at the lower capital gains rate, provided that our Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Dispositions of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company (“PFIC”) Rules”, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company (“PFIC”) Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in any offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets”, including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

HK SAR Taxation

The following brief description of HK SAR laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy”.

Profits tax

No tax is imposed in HK SAR in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in HK SAR where such gains are derived from or arise in HK SAR from such trade, profession or business will be chargeable to HK SAR profits tax. Liability for HK SAR profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in HK SAR where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in HK SAR. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

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

Stamp duty

HK SAR stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in HK SAR, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in HK SAR given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in HK SAR. If HK SAR stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.13% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

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

Our annual reports will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and we will make available all notices of shareholders’ meetings and other reports and communications to our shareholders in accordance with all applicable legislation and regulation. In accordance with the requirements of Nasdaq, we will post this annual report on Form 20-F on our website at http://www.wangnlee.com.hk.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk - Account receivables and contract assets arising from contracts with customers

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective account receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of account receivables and contract assets for the year ended December 31, 2023 is $3,997,467 and $1,650,750, respectively.

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

There has been no change in our internal controls over financial reporting.

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by WWC P.C., our former independent registered public accounting firm, and AOGB CPA Limited, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2023	2022	2021
	USD	USD	USD
Audit fees(1)
WWC P.C.	-	170,000	60,000
AOGB CPA Limited	170,000	-	-
Audit related fees(2)
WWC P.C.	-	-	-
AOGB CPA Limited	-	-	-
Tax fees(3)
WWC P.C.	-	-	-
AOGB CPA Limited	-	-	-

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by WWC P.C. or AOGB CPA Limited, including audit services and audit-related services as described above.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 15, 2023, the audit committee (the “Audit Committee”) of the board of directors of the Company resolved to dismiss WWC, P.C. as the Company’s independent registered public accounting firm, effective December 15, 2023.

During the two most recent fiscal years and through the subsequent interim period preceding the release, WWC, P.C. has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to WWC, P.C.’s satisfaction, would have caused WWC, P.C. to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except that there were material weaknesses identified related to a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

The Company has provided WWC with a copy of this report prior to its filing with the Securities and Exchange Commission (the “SEC”). WWC has provided a letter to us, dated December 21, 2023 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

On December 15, 2023, the Audit Committee approved the engagement of AOGB CPA Limited as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2023. The decision to engage AOGB CPA Limited as the Company’s independent registered public accounting firm was approved by the Audit Committee.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with AOGB CPA Limited regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

2.	the type of audit opinion that might be rendered on the Company’s financial statements by AOGB, in either case where written or oral advice provided by AOGB would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3.	any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

ITEM 16.G.	CORPORATE GOVERNANCE

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

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

ITEM 16.K. CYBERSECURITY

We adhere to the definitions provided in Item 16K, recognizing the critical significance of implementing strong cybersecurity measures to safeguard our information systems and the sensitive data they hold. Our priority is to protect our information and systems from unauthorized access, use, disclosure, disruption, modification, or destruction. Through our program for safeguarding information assets and managing associated risks, we ensure the confidentiality, integrity, and availability of the information crucial to our long-term business success.

Risk Management and Strategy

Cybersecurity risk assessment and management processes

The process of assessing and managing risks in the realm of cybersecurity involves systematically identifying potential security threats to the Company’s information systems and data. It encompasses activities such as identifying vulnerabilities, evaluating the likelihood and impact of potential risks, and implementing measures to minimize those risks. The objective is to enhance the security posture of information systems and protect valuable data by effectively understanding and addressing potential risks.

Integration with Overall Risk Management:

Our cybersecurity risk management processes are incorporated within our comprehensive corporate risk management framework. This integration guarantees that cybersecurity risks receive equal attention and scrutiny as other risks within the organization. By applying the same level of rigor and priority, we ensure that cybersecurity risks are identified, assessed, and addressed effectively, aligning with our overall risk management approach.

When conducting regular risk assessments within the corporate risk management framework, cybersecurity risks are explicitly considered alongside other types of risks. The assessment process involves evaluating potential threats and vulnerabilities to the Company’s information systems, networks, and data assets. This may include analyzing the adequacy of security controls, reviewing incident response plans, and assessing the Company’s compliance with relevant cybersecurity standards and regulations. By integrating cybersecurity risk management into the broader risk management framework, the Company ensures that cybersecurity risks are not overlooked or treated as an isolated concern, but rather receive the same level of attention and priority as other risks impacting the Company’s overall objectives and operations.

Use of Third Parties

To continuously improve our cybersecurity measures, we actively collaborate with third-party assessors and consultants who regularly review and enhance our security practices. By partnering with these external experts, we ensure that our cybersecurity measures remain aligned with industry standards and best practices. These collaborations enable us to stay well-informed about emerging threats, incorporate the latest security technologies, and implement robust controls to safeguard our systems and data.

Third-Party Service Providers

We have implemented rigorous processes to effectively manage and oversee the risks associated with our third-party service providers. These processes include regular security assessments and audits to evaluate the security posture of the cybersecurity system. We also require our third-party service providers to adhere to our established security standards and protocols. By enforcing these measures, we ensure that our cybersecurity system maintains a high level of security and align with our risk management objectives. This approach helps mitigate potential vulnerabilities and safeguards the Company’s sensitive information and assets.

Impact of Cybersecurity Threats

Cybersecurity threats can have significant impacts on the Company as a whole.

Potential financial loss caused may by cybersecurity vulnerabilities.

Cybersecurity incidents can result in substantial financial losses for the Company. This includes direct costs such as incident response, investigation, and recovery expenses, as well as indirect costs like reputational damage, loss of customer trust, and potential legal liabilities. Financially motivated cyber threats such as ransomware attacks can also lead to extortion demands and financial disruption.

To prevent the potential financial loss caused by cybersecurity vulnerabilities, we establish robust security controls across the Company’s network, systems and applications. This includes using firewalls, intrusion detection and prevention systems, antivirus software and multifactor authentication.

Threats on data breaches and information loss

Cybersecurity threats can lead to unauthorized access, theft, or exposure of sensitive data. This can include personally identifiable information, financial records, intellectual property, trade secrets, and confidential business data. Data breaches can result in reputational damage, regulatory penalties, lawsuits, and loss of competitive advantage.

To reduce the risk of data breaches and information loss, we implement strong access controls. We ensure that access to sensitive data is granted only to authorized individuals and employee. We have implemented strong authentication mechanisms, such as multifactor authentication, and have enforced the principle of least privilege , providing users with access only to the data they need to perform their job responsibilities.

Threats on cyberattacks on operational disruption

Cyberattacks can disrupt the Company’s operations, leading to downtime, service disruptions, or system failures. This can impact productivity, customer service, and overall business continuity. Critical infrastructure sectors, such as energy, healthcare, and transportation, are particularly vulnerable to cyber threats, and attacks targeting them can have severe societal consequences.

We conduct employee training and awareness programs which can educate employees about cybersecurity best practices, including recognizing and reporting suspicious activities, social engineering, and phishing attempts. Regular training programs and awareness campaigns help foster a security-conscious culture within the Company.

We maintain constant vigilance in monitoring our vulnerability to cybersecurity threats and evaluating their potential consequences on our operations. Thus far, our proactive measures and preparedness to address potential risks have successfully prevented any significant disruptions caused by cybersecurity incidents.

Governance

Our Board maintains active involvement in overseeing the management of cybersecurity threats and risks. The responsibility for cybersecurity oversight has been specifically delegated to the Audit Committee, as outlined in the Audit Committee’s charter and its review of the risk management framework. The Audit Committee receives regular updates on cybersecurity risks, as well as information regarding the security and operations of our information technology systems, from the third-party assessors and consultants.

Throughout 2023, the Audit Committee received comprehensive briefings on information security matters during all of its scheduled meetings with our information technology team, third-party assessors and consultants. This session provided an overview of the information security landscape.

Apart from the information shared in these meetings, our Board members have access to internal and external educational resources pertaining to cybersecurity risks. Additionally, we benefit from the expertise of a Board member who possesses significant experience in managing cybersecurity companies.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of our Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of WANG & LEE GROUP, Inc. (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1/A filed on March 28, 2023)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1/A filed on March 28, 2023)

4.1	Employment Agreement between the Company and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement Form F-1/A filed on March 28, 2023)

4.2	Lease Agreement dated on October 5, 2023

4.3	Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 6-K filed on April 24, 2023)

8.1*	Subsidiary(ies) of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1/A filed on March 28, 2023)

11.2	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1	Letter of WWC, P.C. dated December 21, 2023 (incorporated by reference to Exhibit 16.1 to the Form 6-K filed on December 21, 2023)

97.1	Clawback Policy

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

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

/s/ Yuk Ming, Gary Ma
Yuk Ming, Gary Ma
Chief Financial Officer
Principal Accounting and Financial Officer

Date: May 13, 2024

WANG & LEE GROUP, INC.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

To:	The Board of Directors and Shareholders of WANG & LEE GROUP, Inc.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WANG & LEE GROUP, Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) / equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition for Engineering and Construction Contracts

As described in Note 2 to the consolidated financial statements, the Company recognizes engineering and construction contract revenue over time, as performance obligations are satisfied. The Company uses an input method based on contract costs incurred to date compared to total estimated contract costs to measure its progress toward complete satisfaction of the performance obligation. Management’s estimate of contract revenue, total estimated contract costs, the progress of related contracts requires significant judgment which affects the measurement of revenue recognized by the Company.

Auditing the Company’s estimates of total contract revenue and costs used to recognize revenue on engineering and construction contracts involved significant auditor judgment, as it required the evaluation of subjective factors, such as assumptions related to estimated material, labor and subcontractor costs.

We identified revenue recognition as a critical audit matter because of the judgments made by management in estimating total estimated contract costs of the contracts.

The followings are the primary procedures we performed to address this critical audit matter:

-	Obtained an understanding of the Company’s process and control over revenue recognition and total contract costs estimation;
-	Discussed with management and respective project teams about the progress of major projects and assumptions adopted in the contract costs estimation; and obtained explanations for fluctuations in margins;
-	Inspected the signed contracts and correspondence with the customers, on a sample basis, to obtain audit evidence on total contract revenue;
-	Tested, on a sample basis, the actual costs incurred on construction works during the year;
-	Tested, on a sample basis, the supporting documents of the budgets, which include sub-contracting contracts, and price quotations, etc.;
-	Comparing last year’s budget against the current year’s budget or actual costs incurred for major contracts on a sampling basis.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

May 13, 2024

We have served as the Company’s auditor since 2024.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2022

(Stated in US Dollars)

	2023	2022
ASSETS

Cash and cash equivalents	$5,210,193	$609,616
Accounts receivables, net	3,997,467	1,068,287
Contract assets, net	1,650,750	1,037,458
Retention receivables – current, net	117,493	2,216
Other receivables	132,218	-
Other receivables – related parties	1,286	1,282
Advance and prepayments	188,830	159,741
Total current assets	11,298,237	2,878,600

Retention receivables – non-current, net	220,178	219,599
Right-of-use assets, operating lease, net	206,826	-
Plant and equipment, net	65,565	1,812
TOTAL ASSETS	$11,790,806	$3,100,011

LIABILITIES AND SHAREHOLDERS’ EQUITY / (DEFICIT)

Short-term bank loans - current	$1,149,062	$455,103
Operating lease liability - current	113,220	-
Finance lease liability - current	10,319	-
Accounts payables	1,156,523	937,043
Other payables	332,035	47,730
Contract liabilities	996,526	867,132
Other payables – related parties	1,347,019	1,853,263
Total current liabilities	5,104,704	4,160,271

Operating lease liability – non-current	89,251	-
Finance lease liability – non-current	35,408	-
Long-term bank loans – non-current	552,518	653,185
TOTAL LIABILITIES	$5,781,881	$4,813,456

Commitments and contingencies	-	-

Shareholders’ Equity / (Deficit)
Ordinary shares, no par value; 15,093,847 shares and 12,000,000 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	$8,350,002	$2
Additional paid in capital	503,225	503,225
Accumulated deficit	(2,870,676)	(2,221,822)
Accumulated other comprehensive income	26,374	5,150
Total Shareholders’ Equity / (Deficit)	6,008,925	(1,713,445)

TOTAL LIABILITIES AND SHAREHOLDERS’S EQUITY / (DEFICIT)	11,790,806	3,100,011

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Stated in US Dollars)

	2023	2022	2021

Contract revenues	$6,825,879	$4,169,931	$4,135,059
Contract costs	4,385,279	3,384,227	3,275,299
Gross profit	2,440,600	785,704	859,760

Selling expenses	-	-	-
General and administrative expenses	3,211,690	1,427,156	1,220,619
Total operating expenses	3,211,690	1,427,156	1,220,619

Operating loss	(771,090)	(641,452)	(360,859)

Other income (expenses)
Other income	183,800	79,948	19,428
Interest expense	(61,564)	(35,377)	(13,312)
Total other income, net	122,236	44,571	6,116

Loss before taxes	(648,854)	(596,881)	(354,743)

Provision for income taxes	-	-	-

Net loss	$(648,854)	$(596,881)	$(354,743)

Other comprehensive income (loss)
Foreign currency translation adjustment	21,224	(130)	4,053
Total comprehensive loss	$(627,630)	$(597,011)	$(350,690)

Loss per share – Basic and diluted	$(0.04)	$(0.05)	$(0.03)
Basic and diluted weighted average shares outstanding	14,284,276	12,000,000	12,000,000

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) / EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Stated in US Dollars)

					Accumulated
	Number		Additional		Other
	of	Ordinary	Paid-in	Accumulated	Comprehensive
	Shares	Shares	Capital	Deficit	Income	Total

Balance, January 1, 2021	12,000,000	$2	$503,225	$(1,270,198)	$1,227	$(765,744)

Net loss	-	-	-	(354,743)	-	(354,743)

Foreign currency translation adjustment	-	-	-	-	4,053	4,053

Balance, December 31, 2021	12,000,000	$2	$503,225	$(1,624,941)	$5,280	$(1,116,434)

					Accumulated
	Number		Additional		Other
	of	Ordinary	Paid-in	Accumulated	Comprehensive
	Shares	Shares	Capital	Deficit	Income	Total

Balance, January 1, 2022	12,000,000	$2	$503,225	$(1,624,941)	$5,280	$(1,116,434)

Net loss	-	-	-	(596,881)	-	(596,881)

Foreign currency translation adjustment	-	-	-	-	(130)	(130)

Balance, December 31, 2022	12,000,000	$2	$503,225	$(2,221,822)	$5,150	$(1,713,445)

					Accumulated
	Number		Additional		Other
	of	Ordinary	Paid-in	Accumulated	Comprehensive
	Shares	Shares	Capital	Deficit	Income	Total

Balance, January 1, 2023	12,000,000	$2	$503,225	$(2,221,822)	$5,150	$(1,713,445)

Ordinary shares issued	3,093,847	8,350,000	-	-	-	8,350,000

Net loss	-	-	-	(648,854)	-	(648,854)

Foreign currency translation adjustment	-	-	-	-	21,224	21,224

Balance, December 31, 2023	15,093,847	$8,350,002	$503,225	$(2,870,676)	$26,374	$6,008,925

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Stated in US Dollars)

	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(648,854)	$(596,881)	$(354,743)
Depreciation	1,228	2,603	3,629
Amortization of the right-of-use asset, finance lease	7,201	-	-
Amortization of the right-of-use asset, operating lease	23,984	-	-
Expected credit loss allowance and bad debt written-off	220,935	168,817	108,456
Contract assets	(676,760)	(233,069)	(747,043)
Accounts receivables	(3,071,069)	(413,098)	772,607
Other receivables	(131,859)	16,496	-
Retention receivables	(114,958)	(5,786)	86,744
Advance and prepayments	(28,591)	(142,557)	(659)
Accounts payables	422,256	226,336	(34,441)
Other payables	77,572	(12,922)	(14,348)
Contract liabilities	126,764	637,297	(303,003)
Leases interest expenses	3,158	-	-
Interest elements of lease payments	(1,570)	-	-
Principal elements of lease payments	(23,821)	-	-
Net cash used in operating activities	(3,814,384)	(352,764)	(482,801)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of bank loans	(1,436,277)	(440,623)	(1,411,310)
Proceeds from new bank loans	2,025,044	537,371	2,068,614
(Repayment to) / Advance from a director	(524,816)	325,783	1,523,639
Repayments to directors	-	-	(1,158,138)
Repayments to a related company	-	-	(3,335)
Advance to a holding company	-	-	(1,287)
Proceeds from private placement and initial public offer	8,350,000	-	-
Net cash provided by financing activities	8,413,951	422,531	1,018,183

Net increase of cash and cash equivalents	4,599,567	69,767	535,382
Effect of foreign currency translation on cash and cash equivalents	1,010	2,111	(5,863)
Cash and cash equivalents, beginning of year	609,616	537,738	8,219
Cash and cash equivalents, end of year	$5,210,193	$609,616	$537,738

Supplementary cash flow information:

Taxes paid	$-	$-	$-
Interest paid	$59,976	$35,377	$13,312
Listing fee	$1,241,199	$328,699	$458,013

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

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

The Company owns WANG & LEE HOLDINGS, Inc. (“WL Holdings”) an investment holding company that was incorporated in the BVI on May 27, 2021. The primary purpose of WL Holdings is to hold WLHK. WLHK was incorporated on December 3, 1992, in Hong Kong SAR and provides the services above to large corporate customers that are primary located in Hong Kong SAR.

The following is an organization chart of the Company and its subsidiaries:

GOING CONCERN

As of December 31, 2023, the Company has incurred a net loss of $648,854 and had an accumulated deficit $2,870,676 and its net cash used in operating activities for the year ended December 31, 2023 was $3,814,384. During the year ended December 31, 2023, the Company had an increase of $8,350,000 of ordinary shares, through the private placement on March 20, 2023 and initial public offering on April 24, 2023. As of December 31, 2023, the Company had a working capital of $6,193,533. Accordingly, as of the date of this report, there would not exist substantial doubt on going concern as the Company has adequate resources to continue in business for the foreseeable future and management of the Company are not aware of material uncertainties relating to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern.

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Principles of consolidation

The accompanying audited consolidated financial statements reflect the activities of the Company, and each of the following entities:

	Place of		Registered
Name of Company	incorporation	Ownership percentage	capital
WANG & LEE GROUP, Inc.	BVI	Group Holding Company	$8,350,002
WANG & LEE HOLDINGS, Inc.	BVI	100%	100
WANG & LEE CONTRACTING LIMITED	Hong Kong SAR (“HK SAR”)	100%	503,225

Management has eliminated all significant inter-company balances and transactions in preparing the accompanying audited consolidated financial statements.

On May 20, 2021, the Company incorporated in the BVI. On May 27, 2021, the Company incorporated WL Holdings, a limited company incorporated in the BVI.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation (Continued)

On July 2, 2021, the Company acquired WLHK. WLHK was owned 99% by Sau Lee Shirley Kam and 1% by Pui Lung Ho. Pui Lung Ho owns 100% of the common stock of WANG & LEE GROUP, Inc. through his ownership of WANG & LEE BROTHERS, Inc.. Sau Lee Shirley Kam is mother of Pui Lung Ho. Since there is a family relationship between Sau Lee Shirley Kam and Pui Lung Ho, the acquisition of WLHK has been accounted for as a business combination under common control in accordance to ASC-805-30-5, in which the assets and liabilities of WLHK has been presented at their carrying values at the date of the transaction.

Use of estimates

The preparation of the audited consolidated financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

The Company considers cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advance and prepayments

The Company makes a deposit payment to suppliers and vendors for the procurement of materials. Upon physical receipt and inspection of the materials from suppliers, the applicable amount is reclassified from advance and prepayments to contract costs when the materials are consumed by specific projects.

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the plant and equipment are as follows:

Furniture & fixtures	5 years
Equipment	5 years
Motor vehicles	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted net cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value less costs to sell.

Lease

In accordance with ASU 2016-02, “Leases” (Topic 842), the Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. The Company elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease right of use (“ROU”) assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Lease expense is recognized on a straight-line basis over the lease term. Operating leases are included in right-of-use assets, operating lease, operating lease liability - current, and operating lease liability - non-current, and finance leases are included in plant and equipment, finance lease liability - current, and finance lease liability - non-current in the consolidated balance sheets.

The Company’s management believes the Hong Kong dollar Best Lending Rate (“BLR”) from Hong Kong Monetary Authority was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 5.88%.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The accompanying audited consolidated financial statements are presented in United States dollars (“$”). The functional currency of the Company is the Hong Kong Dollars (“HK$”). WLHK’s assets and liabilities are translated into $ from HK$ at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	For the year ended December 31,
	2023	2022	2021
Period Ended HK$: USD exchange rate	7.7785	7.7990	7.7971
Period Average HK$: USD exchange rate	7.7997	7.8298	7.7723

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

The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation is satisfied over time, revenue is recognized by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the product or service.

The Company uses an input method based on contract costs incurred to date compared to total estimated contract costs to measure its progress toward complete satisfaction of the performance obligation. The input method is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Subcontractor materials, labor and equipment are included in revenue and contract costs when management believes that the Company is acting as a principal rather than as an agent (e.g., the Company integrates the materials and labor into the deliverables promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). In the contracts with customer, there are terms that allow for the Company to implement variation order without seeking additional approval from their customers within a pre-approved range set forth in the contract; these variations may be for additional labor or materials necessary to fulfill the contract. The Company typically integrates the deliverables as part of the general performance obligation of the contract as a whole. Historically, any contract acquisition costs have been immaterial; in the event that such costs arose, the Company expenses such costs incurred as periodic cost. Any project mobilization costs such as obtaining government zoning, approvals and permits are included in project costs, and constitute a part of the overall performance obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

The Company set forth payment terms on contracts that require its customer to make payment within 30 days of billing which is triggered by the Company reaching the milestone to bill the customer after the Company has received certification that it has discharged its responsibilities under the terms of the contract.

The Company does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment do not typically exceed one year.

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

The details of revenue and cost of revenue of the Company is as follows:

	December 31,
	2023	2022	2021

Contract Revenue	$6,825,879	$4,169,931	4,135,059
Contract Costs	4,385,279	3,384,227	3,275,299
Gross Profit	$2,440,600	$785,704	859,760

Gross Profit Margin	36%	19%	21%

Contract related assets and liabilities are classified as current assets and current liabilities. Significant balance sheet accounts related to the revenue cycle are as follows:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Accounts receivables, net

Accounts receivables, net (contract receivables) include amounts billed under the contract terms. The amounts are stated at their net realizable value. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a customer’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Contract assets

Contract assets are recorded when progress to completion revenue earned on contracts exceeds amounts actually billed under the contract.

Contract liabilities

Contract liabilities are recorded when amounts actually billed under a contract exceeds the progress to completion revenue earned under the contract.

Deferred income

In the contracts, 5 to 10% of the contract sum (“Retention Revenue”) usually assign to be withheld at the end of a project for the limited warranties of work performed under its engineering and construction contracts to ensure that the Company meets the contract requirements. Once the DLP started, the Company recognized retention receivable and deferred income. The Retention Revenue will be recognized to statement of operations once the DLP is ended and signed off by the customer.

Expected credit loss

ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The expected credit loss methodology applies to account receivables, contract assets, retention receivables and other financial instruments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Retirement benefits

Retirement benefits in the form of mandatory defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of services.

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

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, and short-term and long-term bank loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by WLHK. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, accounts receivables, other receivables, accounts payables, other payables, short-term and long-term bank loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 – inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (Continued)

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging”.

Adoption of new accounting standard

Effective January 1, 2023, the Company adopted ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The update will generally result in an entity recognizing contract assets and contract liabilities at amounts consistent with those recorded by the acquiree immediately before the acquisition date rather than at fair value. The new standard was effective on a prospective basis for fiscal years beginning after December 15, 2022, with early adoption permitted. The adoption of this standard did not have an impact on the consolidated financial statements.

Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires public entities to disclose expanded information about their reportable segment(s)’ significant expenses and other segment items on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The ASU is required to be applied retrospectively to all prior periods presented in the financial statements once adopted. The Company is evaluating the disclosure requirements related to the new standard.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires public entities to disclose specific tax rate reconciliation categories, as well as income taxes paid disaggregated by jurisdiction, amongst other disclosure enhancements. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The ASU can be adopted on a prospective or retrospective basis. The Company is evaluating the disclosure requirements related to the new standard.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consist of the following:

	December 31,
	2023	2022

Accounts receivables	$4,186,536	$1,104,187
Less: allowance for expected credit loss	(189,069)	(35,900)
	$3,997,467	$1,068,287

The movement of allowances for expected credit loss is as follow:

	December 31,
	2023	2022

Balance at beginning of the year	$(35,900)	$(8,173)
Provision for the year	(153,074)	(27,619)
Exchange adjustment	(95)	(108)
Ending balance	$(189,069)	$(35,900)

NOTE 4 – CONTRACT ASSETS, NET

Contract assets, net consist of the following:

	December 31,
	2023	2022
Contract assets
Balance at the beginning of the year	$1,037,458	$943,369
Additions	2,184,620	797,302
Changes due to billings	(1,507,860)	(804,156)
Allowance for expected credit loss and bad debt written-off	(67,861)	100,486
Exchange adjustment	4,393	457
Balance at the end of the year	$1,650,750	$1,037,458

The movement of allowances for expected credit loss is as follow:

	December 31,
	2023	2022

Balance at the beginning of the year	$(8,054)	$(108,965)
Provision for the year	(67,861)	(3,628)
Bad debt written-off	-	104,114
Exchange adjustment	(206)	425
Balance at the end of the year	$(76,121)	$(8,054)

NOTE 5 – RETENTION RECEIVABLES, NET

Retention receivables, net consist of the following:

	December 31,
	2023	2022

Retention receivables – current	$117,514	$2,237
Less: allowance for expected credit loss	(21)	(21)
	$117,493	$2,216

Retention receivables – non-current	$222,242	$221,658
Less: allowance for expected credit loss	(2,064)	(2,059)
	$220,178	$219,599

The movement of allowances for expected credit loss is as follow:

	December 31,
	2023	2022

Balance at the beginning of the year	$(2,080)	$-
(Provision) Reversal of provision for the year	-	(2,071)
Exchange adjustment	(5)	(9)
Balance at the end of the year	$(2,085)	$(2,080)

NOTE 6 – PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	December 31,
	2023	2022
At cost:
Furniture and fixtures	$3,184	$3,176
Equipment	28,155	28,083
Motor vehicles	100,084	27,809
	131,423	59,068
Less: accumulated depreciation	(65,858)	(57,256)
Total	$65,565	$1,812

Depreciation expense under finance lease for the years ended December 31, 2023, 2022 and 2021 was $7,201, $Nil and $Nil, respectively. Depreciation expense on other assets for the years ended December 31, 2023, 2022 and 2021 was $1,228, $2,603 and $3,629, respectively.

As at December 31, 2023 and 2022, there was carrying amount of $64,982 and $Nil of motor vehicle was held by finance lease liability.

NOTE 7 – LEASES

Operating lease

The Company has various operating leases for office space. During the year ended December 31, 2023, the Company has entered into lease contracts and as a result recognized a right-of-use asset of $230,875 at the date of adoption, and a lease liability of $230,875. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong dollar Best Lending Rate (“BLR”) from Hong Kong Monetary Authority was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 5.88%.

As of December 31, 2023 and 2022, the right-of-use assets totaled $206,826 and $Nil, respectively.

As of December 31, 2023 and 2022, the operating lease liability consist of the following:

	December 31,
	2023	2022
Operating lease liability – current portion	$113,220	$-
Operating lease liability – non-current portion	89,251	-
Total	$202,471	$-

During the years ended Dember 31, 2023, 2022 and 2021, the Company incurred total operating lease expenses of $62,714, $81,151 and $34,739, respectively.

Other lease information is as follows:

	December 31,
	2023	2022
Weighted-average remaining lease term – operating leases	21.5 months	-
Weighted-average discount rate – operating leases	5.88%	-

The following is a schedule of future minimum payments under operating leases as of December 31:

December 31,
Less than 1 year	116,796
More than 1 year	96,484
Total lease payments	213,280
Less: discount	(10,809)
Total operating lease liability, net of interest	202,471

Finance lease

As of December 31, 2023 and 2022, the maturities of finance lease liabilities were as follows:

	December 31,
Representing:	2023	2022
Less than 1 year	$12,946	$-
More than 1 year	38,839	-
Total undiscounted lease payments	$51,785	$-
Less: discount	$(6,058)	$-
Present value of finance lease liabilities	$45,727	$-

	December 31,
Representing:	2023	2022
Current liability	$10,319	$-
Non-current liability	35,408	-
Total	$45,727	$-

NOTE 8 – CONTRACT LIABILITIES

Contract liabilities consist of the following:

	December 31,
	2023	2022

Balance at beginning of year	$867,132	$227,371
Additions	847,945	664,259
Recognized to revenue during the year	(721,180)	(26,962)
Exchange adjustment	2,629	2,464
Balance at end of year	$996,526	$867,132

NOTE 9 – SHORT-TERM AND LONG-TERM BANK LOANS

Short-term and long-term bank loans consist of the following:

Credit agreement entered date	Provider	Facilities	Interest rate	Limits	Utilized as of December 31,
					2023	2022	2021
August 23, 2021	The Bank of East Asia, Limited (“BEA”)	General banking facilities		641,262	-	-	-
		(i) Invoice financing loan	Higher of HIBOR +2.5% or Prime rate -1%		-	-	241,884
		(ii) Revolving loan	Higher of HIBOR +3% or Prime rate		-	-	-
September 27, 2021	BEA	Non-revolving term loan under SME Financing Guarantee Scheme	Prime Rate -2.50%	769,514
		- Short-term loan portion			102,736	99,640	16,655
		- Long-term loan portion			552,518	653,185	752,859

August 1, 2022	BEA	General banking facilities		641,109
		(i) Invoice financing loan	Higher of HIBOR +2.5% or Prime rate -1%		171,270	99,020
		(ii) Revolving loan	Higher of HIBOR +3% or Prime rate -0.5%		257,516	256,443
		(iii) Bank overdraft	Higher of HIBOR +3% or Prime rate		-	-
July 4, 2023	BEA	General banking facilities		642,797
		(i) Invoice financing loan	Higher of HIBOR +2.5% or Prime rate -1%		175,430	-
		(ii) Revolving loan	Higher of HIBOR +3% or Prime rate -0.5%		257,119	-
		(iii) Bank overdraft	Higher of HIBOR +3% or Prime rate		11,861	-
July 10, 2023	Shanghai Commercial Bank (“SHCB”)	Revolving Loan	“HKD) Prime Rate -0.75% USD) Prime Rate -1.75%”	642,797	601,916	-
June 2, 2023	Mercedes-Benz Financial Services Hong Kong Ltd.	Obligation from finance lease for motor vehicle	2.680%	57,082
		- Short-term loan portion			10,319	-
		- Long-term loan portion			35,408	-

On July 4, 2023, the new credit agreement offers from BEA replaced the credit agreement offers from BEA entered on August 1, 2022.

NOTE 9 – SHORT-TERM AND LONG-TERM BANK LOANS (CONTINUED)

As of December 31, 2023, 2022 and 2021, invoice financing and certain revolving loans were secured by the personal deposit from a director of the Company and a related party, and limited personal guarantee provided by a director and a related party. The amounts due are based on scheduled repayment dates set out in the banking facilities letters or loan agreements. All the Company’s invoice financing and certain revolving loans carried variable interest at the higher of 1-month Hong Kong Interbank Offered Rate (the “HIBOR”) plus 2.5% to 3% per annum or the Prime Rate less 0.5% to 1% per annum.

During the year ended December 31, 2023, new revolving loans were granted and were secured by cash deposit from WLHK and continuing guarantee provided by a director. The amounts due are based on scheduled repayment dates set out in the banking facilities letters or loan agreements. The revolving loans carried interest at 0.75% per annum below Prime or 1.75% per annum below USD Prime.

As of December 31, 2023, 2022 and 2021, the non-revolving term loan under SME Financing Guarantee Scheme was issued by the HKMC Insurance Limited under the SME Financing Guarantee Scheme and secured by personal guarantee provided by a director and a related party for HK$6,000,000 (equivalent to $771,357). The amounts due are based on scheduled repayment dates set out in the banking facilities letters. The bank loan carrying by 2.5% per annum below the prime lending rate for Hong Kong Dollars quoted by HKMC.

The effective interest rate of the years 2023, 2022 and 2021 for the Company’s short-term and long-term bank loans ranged from 2.75% to 7.53% per annum. Except the balance of $552,518 (2022: $653,185, 2021: $752,859) of the non-revolving term loan under SME Financing Guarantee Scheme are repayable more than one year, all the Company’s short-term and long-term bank loans are repayable on demand or repayable within one year.

Interest expense on the short-term and long-term bank loans totaled $58,410, $35,377 and $13,312 during the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, 2022 and 2021, the Company was granted the general banking facilities stated above with the following pledges:

-	Personal guarantee limited to HK$5 million (equivalent to $642,797) provided by Pui Lung Ho, a director of the Company and Sau Lee Shirley Kam, who is a family member of a director of the Company; and

-	Pledged deposit amounted approximately to HK$3 million (equivalent to approximately $385,678) by Pui Lung Ho, a director of the Company or Sau Lee Shirley Kam, who is a family member of a director of the Company.

-	An additional pledged deposit amounted approximately to HK$5 million (equivalent to $642,797) provided by the Company to SHCB since July 10, 2023.

NOTE 10 – EQUITY

The equity of the Company as of December 31, 2023 and 2022 represents 15,093,847 ordinary shares and 12,000,000 ordinary shares amounting to $8,350,002 and $2, respectively.

On March 20, 2023, the Company completed a private placement of an aggregate 1,400,000 ordinary shares at $0.25 per share to the selling shareholders for aggregate gross proceeds of $350,000.

On April 20, 2023, the Company announced the pricing of our initial public offering of 1,600,000 Ordinary Shares at $5.00 per share and commencement of trading of its Ordinary Shares on the Nasdaq Capital Market under the symbol, “WLGS”. On April 24, 2023, the Company announced the closing initial public offering with gross proceeds of $8,000,000. On May 1, 2023, the Company issued 96,331 Ordinary Shares for cashless exercise as warrant shares to its underwriter, and on November 3, 2023, the Company cancelled back 2,484 Ordinary Shares issued.

NOTE 11 – EMPLOYEE BENEFIT PLANS

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

NOTE 12 – PROVISION FOR INCOME TAXES

British Virgin Islands

WANG & LEE GROUP, Inc. and WL Holdings are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses following as of December 31, 2023, 2022 and 2021.

	December 31,
	2023	2022	2021
Income before tax	$(648,854)	$(596,881)	$(354,743)

HK SAR Profits Tax at 16.5%	(107,060)	(98,485)	(58,533)
Tax effect on non-deductible expenses	1,196,640	54,664	476,534
Tax effect on deductible temporary differences	(122)	(122)	(139)
Tax effect on tax loss not recognized	-	43,943	-
Tax effect on utilization of tax losses	(1,089,458)	-	(417,862)
Income tax	$-	$-	$-

NOTE 12 – PROVISION FOR INCOME TAXES (CONTINUED)

The Company’s effective tax rate was as follows as of December 31, 2023, 2022 and 2021:

	December 31,
	2023	2022	2021

HK SAR Profits Tax at 16.5%	16.5%	16.5%	16.5%
Tax effect of income not taxable	(16.5)%	(16.5)%	(16.5)%
The Company’s effective tax rate	0%	0%	0%

NOTE 13 – CONCENTRATIONS OF RISK

Contract assets concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s contract assets gross carrying amount of December 31, 2023 and 2022.

Customers	31-Dec-23		31-Dec-22
	Amount $	%	Amount $	%
A	1,104,595	64	103,693	10
B	208,206	12	207,659	20
C	206,913	12	-	-
D	129,337	7	128,997	12
E	8,048	1	-	-
F	-	-	357,853	34
G	-	-	205,616	20

NOTE 13 – CONCENTRATIONS OF RISK (CONTINUED)

Retention receivables concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s retention receivables gross carrying amount as of December 31, 2023 and 2022.

	For the years ended
Customers	December 31, 2023		December 31, 2022
	Amount $	%	Amount $	%
A	121,130	36	5,845	3
B	118,918	35	118,605	53
C	87,652	26	87,421	39
D	9,813	2	9,787	4
E	2,243	1	2,237	1

Customers concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenues as of December 31, 2023, 2022 and 2021.

	For the years ended
Customers	31-Dec-23		31-Dec-22		31-Dec-21
	Amount $	%	Amount $	%	Amount $	%
A	4,003,100	58	2,023,154	49	-	-
B	2,029,487	30	155,649	4	-	-
C	483,285	7	-	-	-	-
D	132,387	2	-	-	-	-
E	33,335	1	-	-	-	-
F	-	-	636,467	15	-	-
G	-	-	490,940	12	1,313,901	32
H	-	-	356,516	9	1,367,752	33
I	-	-	-	-	476,884	12
J	-	-	-	-	264,558	6
H	-	-	-	-	201,190	5

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivables gross carrying amounts as of December 31, 2023 and 2022.

	For the years ended
Customers	December 31, 2023		December 31, 2022
	Amount $	%	Amount $	%
A	3,520,014	84	641,109	58
B	424,761	10	52,571	5
C	132,748	3	-	-
D	39,367	1	135,430	12
E	20,776	1	158,047	14
F	-	-	35,319	3

NOTE 13 – CONCENTRATIONS OF RISK (CONTINUED)

Suppliers concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase as of December 31, 2023, 2022 and 2021.

	For the years ended
Suppliers	December 31, 2023		December 31, 2022		December 31, 2021
	Amount $	%	Amount $	%	Amount $	%
A	1,242,479	28	-	-	-	-
B	407,880	9	513,533	16	315,760	10
C	239,673	5	-	-	-	-
D	223,995	5	-	-	234,358	7
E	163,748	4	-	-	-	-
F	-	-	383,152	12	-	-
G	-	-	255,586	8	-	-
H	-	-	252,014	8	-	-
I	-	-	222,456	7	-	-
J	-	-	-	-	361,030	11
K	-	-	-	-	293,494	9
L	-	-	-	-	214,423	7

NOTE 14 – CONTRACT REVENUES AND CONTRACT COSTS

The Company’s main business operations are: (i) low voltage (220v/phase 1 or 380v/phase 3) electrical systems; (ii) mechanical ventilation and air-conditioning systems (“MVAC”); (iii) out-fitting; (iv) water supply and sewage disposal systems installation; and (v) fire safety systems.

	December 31,
Total contract revenues as of	2023	2022	2021
Low voltage electrical system	$3,832,334	$1,028,162	$2,628,625
MVAC systems	328,373	502,556	299,985
Out-fitting	2,594,828	1,998,726	1,103,692
Water supply and sewage disposal system installation	20,822	288,480	71,516
Fire safety system	49,522	352,007	31,241
Total Contract Revenues	$6,825,879	$4,169,931	$4,135,059

	December 31,
Total contract costs as of	2023	2022	2021
Low voltage electrical system	$3,309,315	$898,100	$2,235,698
MVAC systems	240,158	462,400	262,322
Out-fitting	794,573	1,562,551	701,688
Water supply and sewage disposal system installation	8,504	205,693	52,320
Fire safety system	32,729	255,483	23,271
Total Contract Costs	$4,385,279	$3,384,227	$3,275,299

NOTE 15 – RISKS

A.	Credit risk

Account receivables, contract assets and retention receivables arising from contracts with customers

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective account receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of account receivables, contract assets and retention receivables for the year ended December 31, 2023 and 2022 are $3,997,467 and $1,650,750 and $1,068,287 and $1,037,458 respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposit and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for other receivables as of 31 December 2023 and 2022 was insignificant and accordingly no allowance for credit losses was provided.

NOTE 15 – RISKS (CONTINUED)

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates short-term and long-term bank loans and bank balances.

During the year ended December 31, 2023, the Company implemented an in-house interest rate hedging policy to mitigate fair value interest risk and cash flow interest rate risk. As a result of this policy, the effective interest rate decreased by 2%.

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

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the years ended December 31, 2023 and 2022 would have increased or decreased by approximately $17,473 and $13,069, respectively.

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

In the opinion of the Company, the currency risk of $ is considered insignificant as HK$ is pegged to $ and therefore no sensitivity analysis is presented.

NOTE 15 – RISKS (CONTINUED)

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

In the opinion of the management of the Company, there is no environmental risk for the Company.

E.	Inflation risk

The Company monitors changes in price levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact WLHK’s results of operations.

F.	Concentration risk

The Company heavily depends on large-scale projects from a select group of customers to generate a substantial portion of its revenue. In the years ended December 2023 and 2022, the top 5 contract assets and retention receivables accounted for 99% and 100%, and 96% and 100%, respectively. Since the Company operates on a project basis, it does not have any long-term contracts with any one customer, but it expects to maintain these relationships with its top 5 customers as the large-scale projects continue.

The Company notes that this concentration of business with a few customers carries inherent risks. Any disruptions or changes in these projects or with the customers involved could significantly impact the Company’s financial performance. To mitigate this risk, the Company enhances diversification by performing many smaller to medium-scale projects with varied complexities and durations simultaneously. As of the years ended December 2023 and 2022, 10% and 11%, respectively, of the Company’s projects were small to medium-scale projects valued under HK$1 million (US$128,559), with an average duration of approximately 3 months.

The Company believes that the loss of any one customer would not materially affect the Company’s financial position or results of operations, as there are numerous potential customers. Additionally, the Company continues to enhance the diversity of its service line by introducing new products and services.

NOTE 16 – RELATED PARTY TRANSACTIONS

The summary of amount due from and due to related parties as the following:

		December 31,
		2023	2022	2021
Due from related parties consist of the following:

WANG & LEE BROTHERS., Inc.	Due from ultimate holding company	1,286	1,282	1,283
		$1,286	$1,282	$1,283

Due to related parties consist of the following:

Pui Lung Ho	Due to director	1,347,019	1,853,263	1,526,557
		$1,347,019	$1,853,263	$1,526,557

For the years ended December 31, 2023, 2022 and 2021, the amounts due to the director, Pui Lung Ho, is $1,347,019, $1,853,263 and $1,526,557, respectively, are unsecured, interest free and repayable on demand.

NOTE 17 – SUBSEQUENT EVENT

The Company evaluates subsequent events that have occurred after the balance sheet date but before the consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing consolidated financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2023 to the date of May 13, 2024, these audited consolidated financial statements were issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these audited consolidated financial statements.

