Form 20-F
period 2024-12-31
WANG & LEE GROUP, Inc.
filed 2025-05-15
CIK 1899658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

Kowloon, Hong Kong 0000

(Address of principal executive offices)

Pui Lung Ho

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong 0000

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

As of December 31, 2024, there were 17,357,924 ordinary shares outstanding, with no par value.

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

This report contains translations of certain HK$ amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. We make no representation that any currency could have been, or could be, converted into another currency, at any particular rate, or at all. The relevant exchange rates are listed below:

	For the years ended December 31,			Other Period
	2024	2023	2022
Period Ended HK$: US$ exchange rate	7.7335	7.7785	7.7990	7.75
Period Average HK$: US$ exchange rate	7.7715	7.7997	7.8298	7.75

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

Moreover, as one of the conditions for the handover of the sovereignty of HK SAR to China, China had to accept some conditions such as HK SAR’s Basic Law before its return. The Basic Law ensured HK SAR will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement had given HK SAR the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in HK SAR and the PRC’s pledge to allow a high degree of autonomy in HK SAR. They considered, for example, that Article 23 of the Basic Law, which was effective March 23, 2024, may undermine the autonomy of HK SAR. If the PRC were to, in fact, renege on its agreement to allow HK SAR to function autonomously, this could potentially impact HK SAR’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Accordingly, we cannot predict the effect of future developments in the HK SAR legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. By contrast, China’s legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a result, recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules and many have retroactive effects. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. See “D. Risk Factors - HK SAR and China’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you.” for further information.

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

The summary consolidated statements of operations and cash flow

	For the years ended December 31,
	2024	2023	2022

Net cash (used in) provided by
Operating activities	$(1,569,940)	$(3,814,384)	$(352,764)
Financing activities	634,683	8,413,951	422,531

Net (decrease) / increase in cash and cash equivalents	(935,257)	4,599,567	69,767

Effect of foreign currency translation	29,578	1,010	2,111

Net (decrease) / increase in cash and cash equivalents	$(905,679)	$4,600,577	$71,878

The summary consolidated balance sheet as at

	December 31,
	2024	2023

Total asset	$8,721,050	$11,790,806
Total liabilities	5,226,051	5,781,881

Equity	$3,494,999	$6,008,925

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

The following table presents our summary consolidated statements of operations and comprehensive income for the fiscal years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022

Contract revenue	$3,951,649	$6,825,879	$4,169,931
Contract costs	(3,539,478)	(4,385,279)	(3,384,227)
GROSS PROFIT	412,171	2,440,600	785,704

General and administrative expenses	(2,961,046)	(3,211,690)	(1,427,156)
Other income, net	4,916	122,236	44,571
Provision for income taxes	-	-	-

Net Loss	(2,543,959)	(648,854)	(596,881)
Foreign currency translation adjustment	30,033	21,224	(130)

Total comprehensive loss	$(2,513,926)	$(627,630)	$(597,011)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Pui Lung Ho beneficially owns and controls 8,150,477 Ordinary Shares that correspond to 25.67% of our issued and outstanding Ordinary Shares. Mr. Ho holds a controlling interest in us and consequently, holds considerable influence over corporate matters requiring shareholder approval, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

The collaboration research and development of kinetic technology on footstep-energized panels might not generate the revenues and net incomes that we expect.

We have dedicated our efforts, time, and resources to the collaborative research and development of this kinetic technology on footstep-energized panels over the past two years. While we anticipate completing the design and installation of the energized panels for a main building in HK SAR central business district area by March 2025, challenges remain. Additionally, we will incur marketing costs to generate sufficient customer interest and sales volume to achieve profitability. If we fail to design and develop features that allow our energized panels to effectively convert footsteps into off-grid electricity tailored to individual customer needs, our production efforts may be hampered, negatively impacting our future financial condition and market share. Furthermore, if we fail to obtain and maintain patent, trade secret, and other intellectual property protection and regulatory exclusivity for our footstep-energized panels, or if we infringe upon, misappropriate, or otherwise violate the valid intellectual property rights of third parties related to energized panels on the market, our business, financial condition, and results of operations may be materially and adversely affected.

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

The construction industry in HK SAR is grappling with escalating labor costs, driven primarily by a shortage of young people entering the field. This industry is often seen as demanding and hazardous, with limited career growth potential, deterring younger generations. Consequently, the workforce is aging with insufficient replacements, creating a labor supply shortage that fuels wage increases as companies compete for limited talent. This lack of young workers also contributes to a widening skills gap, further exacerbating the labor shortage and upward pressure on wages.

While importing foreign labor could potentially address the shortage, complex procedures in HK SAR hinder this solution. Stringent regulations, bureaucratic hurdles, and lengthy processing times make hiring foreign workers costly and difficult. Quota systems, local worker prioritization, and extensive paperwork add to the expense and delay projects. Even when successful, challenges remain regarding language barriers, cultural differences, and skill compatibility. Therefore, the complicated process of importing foreign labor limits its effectiveness in mitigating the labor shortage and controlling rising labor costs.

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

The market growth of construction industry in HK SAR highly correlates to government policies and macroeconomic environment. Particularly, during economic downturns, due to limited financial budgets, property developers and tenants are more conservative to invest capital resources to renovate their living spaces and select high-end products, such as furniture and marbles imported from overseas. On the other hand, government policies, such as urban renewal and development program and land sales, may affect the availability of land for property developers to construct and subsequently the demand for fitting-out works in HK SAR may deteriorate. In fact, according to Lands Department, in 2024, only 34 thousand square meters of land sold. As a result, the issue of overreliance on government policies and cyclical nature of construction works adversely impact the development of fitting-out works market in HK SAR.

Risks Related to Doing Business in Hong Kong SAR

HK SAR and China’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to you.

We have virtually all of our operations in HK SAR, and generated all our revenue in HK SAR. The HK SAR legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of HK SAR to China, China had to accept the HK SAR’s Basic Law. The Basic Law ensured HK SAR will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement had given HK SAR the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in HK SAR and the PRC’s pledge to allow a high degree of autonomy in HK SAR. They considered, for example, that Article 23 of the Basic Law, which was effective March 23, 2024, may undermine the autonomy enjoyed by HK SAR. On June 10, 2014, Beijing released a new report asserting its authority over the territory. This ignited criticism from many people in HK SAR, who said that the Communist leadership was reneging on its pledges to abide by the “one country, two systems” policy that allows for a democratic, autonomous HK SAR under Beijing’s rule.

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

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, the Ministry of Industry and Information Technology, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the State Administration for Market Regulation (the “SAMR”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

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

On January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

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

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. For the any aforementioned concerns, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing. On October 24, 2023, the Company received a notice from Nasdaq indicating that it no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market pursuant to the Nasdaq Listing Rule 5550(a)(2). The closing bid price for the Company’s ordinary shares had fallen below $1.00 per share for 30 consecutive business days and accordingly, the Company no longer complied with the minimum bid price requirement for continued listing on the Nasdaq Capital Market pursuant to the Nasdaq Listing Rule 5550(a)(2). The Nasdaq Listing Rules also provide the Company a compliance period of 180 calendar days in which to regain compliance. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the April 22, 2024. On April 23, 2024, Nasdaq granted an additional 180-day compliance period, or until October 21, 2024, for the Company to implement the reverse stock split. On September 25, 2024, the Company received a notice from Nasdaq indicating that it regained compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market pursuant to the Nasdaq Listing Rule 5550(a)(2).

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

On Mach 12, 2025, the Company entered into a sale and purchase agreement with ALLIED WORLDWIDE INDUSTRIES LIMITED, for the purchase of the entire issued and outstanding share capital of Solar (HK) Limited (the “Acquisition”), a company incorporated under the laws of Hong Kong, for the consideration of HK$15,000,000 (equivalent to $1,935,484). The Acquisition closed on March 31, 2025.

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

The increasing emphasis on green building certifications reflects a heightened awareness of the environmental and health impacts of building construction and operation. Industry organizations have developed voluntary rating systems to assess building performance, applicable to new constructions, existing structures, and interior spaces. Our firm is committed to environmentally conscious design, prioritizing energy and water efficiency, optimized indoor environmental quality, and responsible waste management. Furthermore, we are expanding our services to encompass renewable energy solutions, including solar panel installations and the development of cutting-edge kinetic energy harvesting technology, such as footstep-energized panels. This commitment to innovation allows us to offer clients the most advanced and sustainable building solutions available.

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

Additionally, WANG & LEE CONTRACTING LIMITED is a registered Class 1 and Class 2 Fire Service Installation Contractor with the Fire Services Department, and registered Electrical Contractor under the Electricity (Registration) Regulations (Cap 406 Sub Leg.).

Our Services

As a construction contractor, WANG & LEE CONTRACTING LIMITED’s principal business has been in the provision of E&M engineering services. For each of the years ended December 31, 2024, 2023 and 2022, the total revenue derived from E&M engineering services was HK$30,710,244 (equivalent to $3,951,649), HK$53,239,808 (equivalent to $6,825,879) and HK$32,649,726 (equivalent to $4,169,931), respectively. Depending on our customers’ needs and requests, it may provide integrated E&M engineering services covering design, supply, installation and maintenance for MVAC system, low voltage electrical system, fire services system, and plumbing and drainage system on a project-to-project basis.

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

Apart from the low voltage electrical system, the MVAC system and fitting out services as mentioned above, we also engage in the provision of other E&M engineering services, including the supply, installation and maintenance of the following systems:

●	Fire services system, which refers to fire prevention, detection, suppression and extinguishing systems. Fire services system normally comprises a fire services control panel, fire detector and alarm system, sprinkler, fire hydrant and hose reel, smoke control, portable hand operated appliances and gas extinguishing systems, emergency lighting, audio and visual advisory system.
●	Plumbing and drainage system – the plumbing system of a building provides clean and stable water supply for occupants, including fresh water for drinking, cooking and washing purposes and seawater/fresh water for flushing system, and the functioning of the fire service system. The drainage system of the building provides the removal of waste water and rainwater through the drainage system into the city’s sewage system. A typical plumbing and drainage system of a building comprises pipework, valves, pumps and tanks.

Competitive Strengths

We believe that the following strengths have contributed to our success and are differentiating factors that set us apart from our peers.

●	Customer and Revenue Diversification. WANG & LEE CONTRACTING LIMITED performs new construction services over a wide geographic footprint for both public and private clients. Its private projects accounted for 100%, 100% and 97% of our fiscal year 2024, 2023 and 2022 revenues, respectively. While its undertakes large projects, it can perform many smaller to medium projects with varied complexity and there durations at the same time. In fiscal year 2024, 2023 and 2022, 15%, 10% and 11%, respectively, of its projects were small to medium projects under HK$1 million (equivalent to $129,308) with an average duration of approximately 3 months. At the close of the fiscal year 2024, we strategically transitioning our operational focus for the large projects from traditional supply, installation and maintenance services to specializing in site project management. We believe this strategy realignment will streamline our operations, optimize resource allocation, and enhance our financial performance by reducing construction costs and improving cash flow liquidity.

●	Consistent History of Managing Construction Projects and Contract Risk. WANG & LEE CONTRACTING LIMITED’s long and successful track record of over 40 years in each of the markets that it serves demonstrates an understanding of the various risks associated with construction contractor projects. On top of the years of experience, licenses and registrations are also a key factor of recognition in the market. WANG & LEE CONTRACTING LIMITED serves as the prime contractor on approximately 53%, 61% and 72% of its projects and as a subcontractor on the remaining 47%, 39% and 28% for the fiscal years 2024, 2023 and 2022, respectively. When serving as the prime contractor, it utilizes subcontractors to perform approximately 69% of the total project. The vast majority of its projects are fixed unit price contracts, pursuant to which a portion of its revenues is tied to the volume of various project components. It combines its experience, local market knowledge and fully integrated management information systems to effectively bid, execute and manage projects. It captures project costs such as labor and equipment expenses on a daily basis. its managers review daily project reports to determine whether actual project costs are tracking to budget.

●	Experienced Management Team. Our executive officers are seasoned leaders with complementary skill sets and a track record of financial success spanning over 40 years and multiple business cycles.

●	Commitment to deliver quality works and services with stringent quality, safety and environmental assurance. WANG & LEE CONTRACTING LIMITED is committed to provide high quality works and services. It has adopted stringent quality assurance measures that comprise monitoring, verifying, and validating the works and materials. Its quality management system has been accredited with ISO 9001 certificate by Accredited Certification International Limited (“ACI Limited”). Furthermore, it has also set up an environmental management system to promote awareness of environmental protection and prevent pollution of the environment resulting inform its works. Its environmental management system was accredited by ISO 14001 certification with ACI Limited. Furthermore, it has set up a comprehensive occupational health and safety management system to promote safe working practices among all employees and to prevent the occurrence of accidents through promoting safety awareness at the front line level. Its occupational health and safety management system has been certified to be in compliance with ISO 45001 by ACI Limited.

●	Long-term relationship with customers, suppliers and subcontractors. WANG & LEE CONTRACTING LIMITED has established long term relationships with its customers for a period up to 30 years, suppliers for a period up to 35 years and subcontractors for a period up to 40 years. Maintaining good customer relationships provides more opportunities to tender and also demonstrates its ability to provide high-quality work on time and budget. In addition, it has also maintained a good relationship with equipment and material suppliers as well as subcontractors. WANG & LEE CONTRACTING LIMITED is the authorized dealer of an American air-conditioning equipment manufacturer (the “air-conditioning equipment manufacturer”). Establishing a good relationship with suppliers enables it to have more flexibility in negotiating prices, resources allocation and project execution compared with competitors. Maintaining a good relationship with subcontractors will help reduce the risk of shortage or delay in the delivery of contract works, and ensure timely installation works. We consider partnering with these suppliers and subcontractors to be one of the key success factors for us to deliver high quality work to our customers.

Customers

We usually receive invitations from customers to submit tenders for potential projects. Our customers range from private individuals to office, factories, shopping mall and hotel owners, operators for hospitals, schools and educational institutes, theme parks, shopping malls and construction companies, property developers and even the HK SAR government.

For the years ended December 31, 2024, 2023 and 2022, we made 138, 151, and 145 submissions to our potential customers respectively, and our success rate was approximately 36%, 36%, and 40% in each of the respective years, respectively.

The revenue generated by our five largest customers in aggregate accounted for approximately 88%, 98%, and 89% of the total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

In fiscal year 2024, 4 customers accounted for more than 10% of our annual revenue, one for 24%, one for 24%, one for 20% and the last one for 17%. In fiscal year 2023, two customers accounted for more than 10% of our annual revenue – one for 58% and the other for 30%. In fiscal year 2022, three customers accounted for more than 10% of our annual revenue - one for 49%, one for 15% and the last one for 12%. Because we work on a project basis, we do not have any long-term contracts with any one client.

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

Our five largest suppliers accounted for approximately 54%, 51%, and 51% of the total actual costs for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Market and Competition

Hong Kong’s waste management sector, as outlined in The Waste Blueprint for Hong Kong 2035, presents a compelling market opportunity given the substantial volume of municipal solid waste generated daily, including recyclable materials valued at HK$2.8 billion (equivalent to $0.36 billion). (Source: https://www.eeb.gov.hk/sites/default/files/pdf/waste_blueprint_2035_chi.pdf) While this waste stream necessitates innovative solutions, the competitive landscape remains undefined, requiring further investigation to identify key players and assess potential competitive pressures. The Green Tech Fund (“GTF”), established in 2020 with HK$400 million (equivalent to $52 million), further supports the development and adoption of sustainable waste management technologies, creating a potentially favorable environment for market entry. (Source: https://www.gtf.gov.hk/en/about_the_fund/about_the_fund.html#objectives)

The cryptocurrency market, valued at US$68.8 million in 2025 and hosting Asia’s largest Exchange Traded Funds (“ETF”) market, represents another potential market, albeit with significant competitive challenges. Specifically, limited land and high electricity costs (HK$1.2-1.5/kWh, equivalent to $0.15-$0.19/kWh) in Hong Kong create a difficult competitive landscape against low-cost regions like Texas (US$0.03/kWh) in the global crypto mining market. (Source: https://gia.info.gov.hk/general/202210/31/P2022103000454_404805_1_1667173469522.pdf) This cost disparity poses a significant barrier to entry and necessitates innovative approaches to energy efficiency for successful market penetration.

Despite the competitive hurdles in the cryptocurrency sector, Hong Kong’s burgeoning renewable energy market offers promising opportunities. The government’s commitment to sustainable solutions, coupled with initiatives like the GTF, fosters a supportive environment for innovative technologies like kinetic energy harvesting and eco-friendly battery systems. This focus on sustainability, combined with the potential for integration with waste management solutions, positions companies like ours for potential growth and market leadership within this evolving landscape.

Key Drivers and Opportunities

Feed-in Tariff from CLP Power HK Limited (“CLP”)

CLP’s Feed-in Tariff (“FiT”) program is a key driver of Hong Kong’s renewable energy market, creating significant opportunities for our company. By offering attractive rates (HK$2.5–4/kWh, equivalent to $0.32-$0.52/kWh) for renewable energy fed into the grid, the FiT incentivizes private investment and promotes distributed energy generation. (Source: https://re.emsd.gov.hk/english/fit/int/fit_int.html) This program’s success is evident in the dramatic increase in renewable energy installations, supporting Hong Kong’s ambitious renewable energy targets. This favorable policy environment, coupled with our focus on kinetic energy harvesting and advanced battery technologies, positions us to capitalize on this growing market.

Unexplored market of cryptocurrencies mining industry

The convergence of energy-intensive cryptocurrency mining and the potential for cost reduction through solar integration presents a compelling opportunity. While high electricity costs have historically hindered crypto mining in Hong Kong, the abundance of sunlight and the lucrative FiT program create a unique opportunity for sustainable and competitive mining operations. (Source: https://re.emsd.gov.hk/english/fit/int/fit_int.html) By integrating our kinetic energy harvesting technology with solar installations, we can further optimize energy efficiency and contribute to a more sustainable and economically viable crypto mining ecosystem.

We believe our strategic initiatives further strengthen our position within this evolving landscape. The acquisition of Solar (HK) Limited, a Hong Kong-based company specializing in pioneering solar energy solutions, combined with our ESG partnership with Jinshan Hi-Tech Group for innovative waste treatment, expands our market reach and capabilities. Furthermore, our collaborative development of advanced eco-friendly lithium-ion battery technology for diverse applications, including electric bicycles, automotive, and robotics, and our ongoing research and development of kinetic technology for energized panels, solidify our commitment to innovation and position us for long-term growth within the dynamic renewable energy and sustainable technology sectors.

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

Recent Material Development

On Mach 13, 2025, the Company entered into a sale and purchase agreement with ALLIED WORLDWIDE INDUSTRIES LIMITED, for the purchase of the entire issued and outstanding share capital of Solar (HK) Limited (the “Acquisition”), a company incorporated under the laws of Hong Kong, for the consideration of HK$15,000,000 (equivalent to $1,935,484). The Acquisition closed on March 31, 2025. Solar HK provides comprehensive services, including solar photovoltaic (“PV”) system design and installation, green energy project approvals, and emission reduction management. Solar HK, with its all-rounded services and strong client base, is expected to bring extensive synergy to the existing businesses of the Company.

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

Regulatory actions

Under section 13 of the Buildings Ordinance, a registered contractor (including a registered general building contractor, a registered specialist contractor or a registered minor works contractor), or the director, officer or person appointed by the registered contractor to act on its behalf for the purposes of the Buildings Ordinance (collectively, the “persons subject to inquiry”) may be subject to inquiry by the disciplinary board appointed by the Building Authority under section 6 of the Buildings Ordinance where appropriate. The disciplinary board may, among others, order that: (i) the name of the person subject to inquiry be removed from the relevant register, either permanently or for such period as the disciplinary board thinks fit; (ii) the person subject to inquiry be fined, in the case of building works (other than minor works), a sum not exceeding HK$250,000 (equivalent to $32,258) or in the case of a prescribed inspection in respect of a window in a building or minor works, a sum not exceeding HK$150,000 (equivalent to $19,355); (iii) the person subject to inquiry be reprimanded; and (iv) the person subject to inquiry be prohibited from certifying or carrying out certain works, either permanently or for such period as the disciplinary board thinks fit.

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

Validity period and renewal of registration

A registration for REW or REC is valid for the 3 years period shown on the certificate of registration. Under Regulation 13 of the Electricity (Registration) Regulations, a REW or REC shall apply to the Director of the EMSD for renewal of its/his registration within one to four months prior to the date of expiry of the registration.

Regulatory actions

Where the Director of the EMSD considers that there is evidence that a REW or a REC has failed to comply with the Electricity Ordinance, he may: (i) reprimand the worker or contractor, and/or fine a worker up to HK$1,000 (equivalent to $129) and a contractor up to HK$10,000 (equivalent to $1,290); or (ii) refer the matter to the Secretary for Environment for hearing by a disciplinary tribunal, who may do one or more of the following:

(a) reprimand the registrant;

(b) fine a worker up to HK$10,000 (equivalent to $1,290) and a contractor up to HK$100,000 (equivalent to $12,903);

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

WANG & LEE CONTRACTING LIMITED is a registered electrical contractor registered with the EMSD. Electrical installations engineering works are monitored by the EMSD, guided by the Code of Practice for the Electricity (Wiring) Regulations (“CoP”). The CoP applies to all low or high voltage (“HV”) electrical installations in buildings and premises including those of domestic and commercial buildings, factories and industrial undertakings. We are required to follow the mentioned CoP in all electrical installation works. We are also required to apply for renewal for REW every three years from the last approval date. Our directors confirm that we have complied with the registration and renewal requirements.

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

A proprietor of an industrial undertaking who contravenes these duties commits an offence and is liable on summary conviction to a fine of HK$3,000,000 (equivalent to $387,097), or on conviction on indictment to a fine of HK$10,000,000 (equivalent to $1,290,323). A proprietor of an industrial undertaking who contravenes these duties willfully and without reasonable excuse commits an offence and is liable on summary conviction to a fine of HK$3,000,000 (equivalent to $387,097) and to imprisonment for six months, or on conviction on indictment to a fine of HK$10,000,000 (equivalent to $1,290,323) and to imprisonment for two years. Matters regulated under the subsidiary regulations of the Factories and Industrial Undertakings Ordinance, including the Construction Sites (Safety) Regulations (Chapter 59I of the Laws of Hong Kong), include (i) the prohibition of employment of persons under 18 years of age (save for certain exceptions); (ii) the maintenance and operation of hoists; (iii) the duty to ensure safety of places of work; (iv) prevention of falls; (v) the duty to comply with miscellaneous safety requirements; and (vi) provision of first aid facilities, etc. Contravening any of these rules shall be an offence and a contractor committing the relevant offence without reasonable excuse could be liable to a fine up to HK$400,000 (equivalent to $51,613) and imprisonment up to 12 months.

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

Failure to comply with the above provisions constitutes an offence and the employer is liable on summary conviction to a fine of HK$3,000,000 (equivalent to $387,097), or on conviction on indictment to a fine of HK$10,000,000 (equivalent to $1,290,323). An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on summary conviction to a fine of HK$3,000,000 (equivalent to $387,097) and to imprisonment for six months, or on conviction on indictment to a fine of HK$10,000,000 (equivalent to $1,290,323) and to imprisonment for two years.

The Commissioner for Labour may also issue (i) improvement notice against contravention of this Ordinance or the Factories and Industrial Undertakings Ordinance requiring employer to remedy the contravention within specific period/refrain from continuing or repeating the contravention or (ii) suspension notice directing specific activity not to be undertaken, or the premises, plant or substance not to be used, while the notice remains in force. Failure to comply with such improvement notice without reasonable cause constitutes an offence and the employer or occupier is liable on conviction to a fine of HK$400,000 (equivalent to $51,613) and to imprisonment for 12 months. An employer or occupier who, without reasonable excuse, contravenes a suspension notice commits an offence and is also liable on conviction to a fine of HK$1,000,000 (equivalent to $129,032) and to imprisonment for 12 months (plus a further fine of HK$100,000 (equivalent to $12,903) for each day if contravention is knowingly and intentionally continued).

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

Under the NCO, noisy construction work and the use of powered mechanical equipment in any place are not allowed between 7 p.m. and 7 a.m. or at any time on general holidays, unless prior approval has been granted by the Noise Control Authority through the construction noise permit system. Certain equipment is also subject to restrictions when its use is allowed. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Noise Control Authority. Percussive pile-driving is allowed on weekdays only with prior approval, in the form of a construction noise permit from the Noise Control Authority. Any person who is in contravention of the aforesaid provisions, according to the NCO, shall be liable (a) on first conviction to a fine of HK$100,000 (equivalent to $12,903); (b) on second or subsequent conviction, to a fine of HK$200,000 (equivalent to $25,806), and in any case to a fine of HK$20,000 (equivalent to $2,581) for each day during which the offence continues.

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

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at prescribed facilities. A main contractor who undertakes construction work with a value of HK$1 million (equivalent to $129,032) or above will be required to, within 21 days after being awarded the contract, make an application to the Director of Environmental Protection to establish a billing account to pay any disposal charges payable in respect of the construction waste generated from construction work undertaken under that contract.

Under the WDO, a person shall not use, or permit to be used, any land or premises for the disposal of waste unless he has a license from the Director of Environmental Protection Department. A person who except under and in accordance with a permit or authorization, does, causes or allows another person to do anything for which such a permit or authorization is required commits an offence and is liable to a fine of HK$200,000 (equivalent to $25,806) and to imprisonment for six months for the first offence, HK$500,000 (equivalent to $64,516) and to imprisonment for six months for a second or subsequent offence; and HK$10,000 (equivalent to $1,290) for each day during which the offence continues.

To ensure compliance with the WDO, we would engage qualified waste recyclers to undertake disposal of construction waste.

LAWS AND REGULATIONS IN RELATION TO LEVY

As a construction contractor, we may be subject to various levies under the HK SAR laws.

Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong) (“CICO”)

According to sections 32 and 33 of the CICO, construction industry levy (“CIL”) is payable by registered contractors appointed under section 9 of the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong) or any persons who carry out construction operations in Hong Kong to the CIC. “Construction operation” is exhaustively defined under Schedule 1 of the CICO, which includes building works and street works as defined in section 2(1) of the Buildings Ordinance, construction, alteration, repair, maintenance, extension, demolition or dismantling, external or internal cleaning and painting or decorating any external or internal surfaces or parts of any buildings, or other temporary or permanent structures forming part of land.

On and after August 20, 2012, the CIL chargeable is 0.5% of the total value of the construction operations (as defined under section 53 of the CICO) concerned (0.4% before August 20, 2012). Pursuant to section 32 and Schedule 5 of the CICO, no CIL is chargeable for any construction operations not exceeding HK$3,000,000 (equivalent to $387,097).

According to section 34 of the CICO, the contractor and authorized person each are required to inform the CIC in a specified form (Form 1) in respect of the construction operations within 14 days after its commencement. It is an offence if a person without reasonable excuse failed to give such notice and liable to a fine at level 1, which is fixed at HK$2,000 (equivalent to $258). Notice is only required for term contract or if the reasonable estimation of the total value of construction operations exceeds HK$3,000,000 (equivalent to $387,097).

Pursuant to section 35 of the CICO, a contractor is required to give a Notice of Payment (“NOP”) in a specified form (Form 2) to the CIC within 14 days after the contractor receives a payment in respect of the construction operation. It is an offence if a person without reasonable excuse fails to give the NOP and liable to a fine at level 3, which is fixed at HK$10,000 (equivalent to $1,290).

Pursuant to section 36 of the CICO, a contractor is required to give a Notice of Completion (“NOC”) in a specified form (Form 3) to the CIC within 14 days after the completion of the construction operation. It is an offence if a person without reasonable excuse fails to give the NOC and liable to a fine at level 3, which is fixed at HK$10,000 (equivalent to $1,290).

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

Pneumoconiosis and Mesothelioma (Compensation) Ordinance (Chapter 360 of the Laws of Hong Kong) and Pneumoconiosis and Mesothelioma (Compensation) (Assessment of Levy) Regulations (“PMCALR”) (Chapter 360A of the Laws of Hong Kong)

According to section 35(1) of the PMCO, pneumoconiosis compensation fund levy (“PCFL”) is imposed in respect of construction operations carried out in Hong Kong. PCFL is rated at 0.15% of the value of the construction operations (0.25% before August 20, 2012) and not chargeable if the total value (as defined under section 39D of PMCO) do not exceed HK$3,000,000 (equivalent to $387,097) (HK$1,000,000 (equivalent to $129,032) before July 30, 2018). Pursuant to section 39A of the PMCO, PMCO does not apply to construction operations for domestic unit, or for the sole and principal purpose of renovation.

Pursuant to section 35(5) of the PMCO, the contractor is liable to make a payment of PCFL only if the Pneumoconiosis Compensation Fund Board (“PCFB”) serves a NOA. According to section 38 of the PMCO, PCFL, surcharge, penalty or further penalty is recoverable by the PCFB as debt under the jurisdiction of the District Court. According to section 39 of the PMCO, fraudulent evasion of the payment of PCFL is liable for a fine of HK$10,000 (equivalent to $1,290) or 20 times the amount of PCFL, whichever is greater.

Contractors are required to:

(a)	inform the PCFB the commencement of construction operations within 14 days thereafter by a notice of commencement (Form 1). Failure to comply without reasonable excuse is liable for a fine at Level 2, which is fixed at HK$5,000 (equivalent to $645);
(b)	inform the PCFB within 14 days after the contractor receives a payment in respect of the construction operation by a NOP (Form 2). Failure to comply without reasonable excuse is liable for a fine at Level 2, which is fixed at HK$5,000 (equivalent to $645); and
(c)	inform the PCFB the completion of the construction operations within 14 days by a NOC (Form 3). Failure to comply without reasonable excuse is liable for a fine at Level 2, which is fixed at HK$5,000 (equivalent to $645).

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

According to section 37 of the PMCO, if the contractor fails to pay in full the amount of levy or surcharge within 28 days after the NOA or NOS is given, a 5% penalty of the unpaid amount shall be imposed. If the contractor still fails the pay the unpaid amount within 3 months after the expiry of 28 days, a further 5% penalty of the unpaid amount or HK$1,000 (equivalent to $129) whichever is greater shall be imposed.

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

We moved to our current address on September 16, 2019, expanded from 5/F to 5-6/F in 2022, with fully executed a renewed tenancy agreement for both floors on October 15, 2023. We paid a total of HK$948,000 (equivalent to $121,984) and HK$640,072 (equivalent to $82,064) in rent for the years ended December 31, 2024 and 2023, respectively.

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

100%, 100% and 97% of WANG & LEE CONTRACTING LIMITED’s projects for fiscal years 2024, 2023 and 2022 were predominantly in the private sector. WANG & LEE CONTRACTING LIMITED provides a wide range of large site construction services to private construction customers, including commercial and residential developers and local businesses. WANG & LEE CONTRACTING LIMITED competes for private construction projects primarily on the basis of the breadth of our service capabilities and our reputation for quality. We believe WANG & LEE CONTRACTING LIMITED is well-positioned to capitalize on the strong momentum in commercial and residential private construction sectors driven by population and economic expansion in HK SAR.

WANG & LEE CONTRACTING LIMITED’s primary market is in the E&M market in HK SAR (“market” or “local market”) which, in turn is broken down into low voltage electrical system, MVAC, fire services, plumbing and fitting out works. Supported by its local market presence and knowledge, as well as scale advantages attributable to its vertical integration, geographic reach and strong financial profile, we believe we are a significant player in each of E&M markets in HK SAR that we serve to broaden the application of our expertise in E&M engineering, we are strategically expanding our service offerings to encompass renewable energy solutions. This includes the development and design of innovative kinetic energy harvesting technologies, such as footstep-energized panels, and comprehensive solar panel systems. This expansion allows us to provide clients with integrated and sustainable solutions that address the growing demand for clean energy.

How We Assess Performance of Our Business

Revenues

We derive our revenues predominantly by providing construction and contracting services for both public and private projects, with an emphasis on electrical, air-conditioning installation and ventilation, plumbing, fire service, fitting out projects, and site project management. Our projects represent a mix of government and private customers. Revenues derived from construction service projects are recognized on the percentage-of-completion basis, measured by the relationship of total cost incurred to total estimated contract costs. And for the revenue from site project management are recognized when the service provided.

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

Exchange rates

This report contains translations of certain HK$ amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the years ended December 31,			Other Period
	2024	2023	2022
Period Ended HK$: US$ exchange rate	7.7335	7.7785	7.7990	7.75
Period Average HK$: US$ exchange rate	7.7715	7.7997	7.8298	7.75

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

Reconciliation To GAAP Information

	For the years ended December 31,
	2024		2023		2022

Consolidated Net Loss (GAAP)	US$	(2,543,959)	US$	(648,854)	US$	(596,881)
Interest expenses		129,803		61,564		35,377
Income taxes		-		-		-
Depreciation and amortization		15,037		32,413		2,603

Adjusted EBIDA (Non-GAAP)	US$	(2,399,119)	US$	(554,877)	US$	(558,901)

Adjusted EBITDA Margin		(60.71)%		(8.13)%		(13.40)%

Results of Operations

For the years ended December 31, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2024, and 2023. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2024		2023

Contract revenue	US$	3,951,649	US$	6,825,879
Contract costs		(3,539,478)		(4,385,279)
GROSS PROFIT		412,171		2,440,600

Less: General and administrative expenses		(2,961,046)		(3,211,690)

OPERATING LOSS	US$	(2,548,875)	US$	(771,090)

Contract Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended December 31,				Changes
	2024		2023		Amount		%
Low Voltage Electrical System
Contract revenue	US$	2,459,282	US$	3,832,334	US$	(1,373,052)	(36)
Contract costs		(2,951,728)		(3,309,315)		357,587	(11)
Gross profit		(492,446)		523,019		(1,015,465)	(194)
Gross profit margin		(20)%		14%		74%	429

MVAC System
Contract revenue	US$	14,192	US$	328,373	US$	(314,181)	(96)
Contract costs		(9,717)		(240,158)		230,441	(96)
Gross profit		4,475		88,215		(83,740)	(95)
Gross profit margin		32%		27%		27%	(0)

Fitting Out
Contract revenue	US$	1,120,029	US$	2,594,828	US$	(1,474,799)	(57)
Contract costs		(531,069)		(794,573)		263,504	(33)
Gross profit		588,960		1,800,255		(1,211,295)	(67)
Gross profit margin		53%		69%		82%	19

Other
Contract revenue	US$	358,146	US$	70,344	US$	287,802	409
Contract costs		(46,964)		(41,233)		(5,731)	14
Gross profit		311,182		29,111		282,071	969
Gross profit margin		87%		41%		98%	139

Total
Contract revenue	US$	3,951,649	US$	6,825,879	US$	(2,874,230)	(42)
Contract costs		(3,539,478)		(4,385,279)		845,801	(19)
Gross profit		412,171		2,440,600		(2,028,429)	(83)
Gross profit margin		10%		36%		71%	97

Our contract revenues were US$3,951,649 for the year ended December 31, 2024, as compared to US$6,825,879 for the year ended December 31, 2023, a decrease of US$2,874,230, or 42%. The negative gross profit reported for Low Voltage Electrical System projects was primarily attributed to a single major project in the fiscal year 2024. This project’s complex structure necessitated additional labor, resulting in cost overruns. Management has since reassessed the project’s cost structure and fully recognized all according expenses.

The construction industry experienced a downturn during the fiscal year 2024 due to a broader economic slowdown, impacting key areas such as residential and commercial construction, and building renovations. This resulted in decreased demand and fewer available bids in the market, and significant decrease in the profit of Company’s E&M service for the year. However, this challenging environment also presented a strategic opportunity to diversify and reposition the business.

Recognizing the declining demand in traditional construction, the Company proactively diversified into the sustainable energy market, commencing the design and installation of its first energized panel project by the end of fiscal year 2024. Given the project’s first-stage commencement in December 2024, its revenue contribution was less than 1% for the year ended December 31, 2024. The full financial impact of this project is expected to be realized in the coming fiscal year.

Furthermore, the Company adopted a new operational strategy for new construction projects, transitioning from direct service provision to specialized site project management for large-scale, long-term projects. This strategic shift has resulted in a gross profit margin averaging 56% higher than the traditional direct service model.

While these strategic initiatives – energized panel projects and specialized site project management – have demonstrated improved profitability, their combined contribution represented only 3% of total revenue for the fiscal year ended December 31, 2024. Therefore, these activities were not disclosed as a separate segment. However, given their anticipated growth, full segment disclosure is expected in future reporting periods. This positive trajectory, coupled with increasing demand for sustainable energy solutions, positions the Company for enhanced financial performance and sustained growth in the coming years.

From the analyzation findings from the segment, the fitting out segment remain highest contribution to the gross profit. The fitting out segment for the years ended 2024 and 2023 are 143% and 74% of the total gross profit respectively.

Contract Costs

Contract costs, primarily consists of subcontract costs, materials costs, labor, equipment costs, and other direct costs incurred to perform customer contracts. We incurred contract costs of US$3,539,478 for the year ended December 31, 2024, as compared to US$4,385,279 for the year ended December 31, 2023, a decrease of US$845,801, or 19%. The decrease in costs correlated with a decrease in revenue. Specifically, costs associated with traditional direct construction activities decreased by 21%, in line with the decline in revenue from this segment. Costs related to the new site project management strategy represented only 1% of total costs for the year, demonstrating the effectiveness of this approach in controlling expenditures.

Gross Profit

Gross profit was US$412,171 for the year ended December 31, 2024, as compared to US$2,440,600 for the year ended December 31, 2023, a decrease of US$2,028,429, or 83%. The overall decrease in gross margin from 36% for the year ended December 31, 2023 to 10% for the year ended December 31, 2024 projects was primarily attributed to a single major project that required unexpected additional labour cost due to the complexity construction structure.

General and Administrative Expenses

We incurred general and administrative expenses of US$2,961,046 for the year ended December 31, 2024, as compared to US$3,211,690 for the year ended December 31, 2023, a decrease of US$250,644, or 8%. The decrease was mainly a result of costs from our listing activities including professional fees and staff costs.

Operating Income (Loss)

We incurred an operating loss of US$2,548,875 for the year ended December 31, 2024, as compared to an operating loss of US$771,090 for the year ended December 31, 2023, an increase of US$1,777,785 or 231%. The increase in operating loss was mainly caused by the decrease of the revenues.

Interest Expenses

Interest expenses amounted to $129,803 for the year ended December 31, 2024, which increased by $68,239, or 111% from $61,564 for the year ended December 31, 2023. During the year ended 2024, we engaged into an additional bank facility to allow the group to increase the utilization of debt equity ratio, while also allowed us to offset the interest rate risk by in-house interest rate hedged.

Allowance for expected credit loss

Provision for estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. The provision for expected credit loss was US$636,182 and US$220,935 for the years ended December 31, 2024 and 2023, respectively. We made a significant provision for expected credit losses for the year ended 2024 due to the economic slowdown. This risk is driven by the increasing trend in interest rates and the longer receivables turnover period in the whole construction industry.

For the years ended December 31, 2023, and 2022

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2023, and 2022. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,
	2023		2022

Contract revenue	US$	6,825,879	US$	4,169,931
Contract costs		(4,385,279)		(3,384,227)
GROSS PROFIT		2,440,600		785,704

Less: General and administrative expenses		(3,211,690)		(1,427,156)

OPERATING LOSS	US$	(771,090)	US$	(641,452)

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended December 31,				Changes
	2023		2022		Amount		%
Low Voltage Electrical System
Contract revenue	US$	3,832,334	US$	1,028,162	US$	2,804,172	273
Contract costs		(3,309,315)		(898,100)		(2,411,215)	268
Gross profit		523,019		130,062		392,957	302
Gross profit margin		14%		13%		14%	8

MVAC System
Contract revenue	US$	328,373	US$	502,556	US$	(174,183)	(35)
Contract costs		(240,158)		(462,400)		222,242	(48)
Gross profit		88,215		40,156		48,059	120
Gross profit margin		27%		8%		(28)%	(450)

Fitting Out
Contract revenue	US$	2,594,828	US$	1,998,726	US$	596,102	30
Contract costs		(794,573)		(1,562,551)		767,978	(49)
Gross profit		1,800,255		436,175		1,364,080	313
Gross profit margin		69%		22%		229%	941

Other E&M system
Contract revenue	US$	70,344	US$	640,487	US$	(570,143)	(89)
Contract costs		(41,233)		(461,176)		419,943	(91)
Gross profit		29,111		179,311		(150,200)	(84)
Gross profit margin		41%		28%		26%	(7)

Total
Contract revenue	US$	6,825,879	US$	4,169,931	US$	2,655,948	64
Contract costs		(4,385,279)		(3,384,227)		(1,001,052)	30
Gross profit		2,440,600		785,704		(1,654,896)	211
Gross profit margin		36%		19%		62%	226

Our contract revenues were US$6,825,879 for the year ended December 31, 2023, as compared to US$4,169,931 for the year ended December 31, 2022, an increase of US$2,655,948, or 64%. We have increased our focus on smaller scale engineering projects, thus the total number of small projects that are under HK$1 million (equivalent to $128,559) in 2023 was increased by US$196,391, or 42%, from 49 small projects amounting to US$464,514 to 44 small projects amounting to US$660,905. This continues prove our small scale projects strategy help the Company maintain health steadily increase in revenue.

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

Allowance for expected credit loss

Provision for estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. The provision for expected credit loss was US$220,935 and US$46,034 for the year ended December 31, 2023 and 2022, respectively. We made a significant provision for expected credit losses for the year ended 2023 due to the foreseeable risk of slower turnover of contract assets compared to the year ended 2022. This risk is driven by the increasing trend in interest rates.

For the years ended December 31, 2024 and 2023

As of December 31, 2024, we had US$4,304,514 in cash. Our working capital and other capital needs mainly come from bank borrowings and operating cash flow. Cash is needed to pay for construction costs, wages, rent and other operating expenses.

Management’s belief in the sufficiency of cash generated from operations to meet our regular working capital requirements is subject to the conditions of new contracts engagement and effective contract revenue turnover rate over the next 12 months. These projections are based on comprehensive analysis of historical experience and financial data as of December 31, 2023. However, it is important to consider various factors that could pose challenges to our plans, including the demand for E&M engineering services, prevailing economic conditions, competition within the industry, and the ongoing support from financial institutions and suppliers.

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

The following table summarizes our cash flow data as of:

	For the years ended December 31,
	2024		2023

Net cash provided by (used in)
Operating activities	US$	(1,569,940)	US$	(3,814,384)
Financing activities		634,683		8,413,951

Net (decrease) / increase in cash and cash equivalents		(935,257)		4,599,567

Effect of foreign currency translation		29,578		1,010

Net (decrease) / increase in cash and cash equivalents	US$	(905,679)	US$	4,600,577

Operating Activities

Net cash provided by operating activities consists primarily of net loss adjusted for non-cash items, including depreciation, expected credit loss allowance and bad debt written-off of accounts receivable, contract assets and liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of December 31, 2024 was US$1,569,940, representing a decrease of US$2,244,444, compared to net cash used in operating activities of US$3,814,384 for the year ended December 31, 2023.

Investing Activities

There were no investing activities during the years ended 2024 and 2023.

Financing Activities

Net cash provided by financing activities was approximately US$634,683 for the year ended December 31, 2024, a decrease of US$7,779,268, or 92%, as compared to US$8,413,951 net cash provided by financing activities for the year ended December 31, 2023. The decrease in cash provided was mainly due to capital injection after listing.

Our shareholders’ equity decreased by 42% to $3.5 million for the fiscal year 2024 ended December 31, 2024, $6.0 million for the fiscal year 2023 ended December 31, 2023 respectively.

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

The following table summarizes our cash flow data as of:

	For the years ended December 31,
	2023		2022

Net cash provided by (used in)
Operating activities	US$	(3,814,384)	US$	(352,764)
Investing activities		-		-
Financing activities		8,413,951		422,531

Net increase in cash and cash equivalents		4,599,567		69,767

Effect of foreign currency translation		1,010		2,111

Net increase in cash and cash equivalents	US$	4,600,577	US$	71,878

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

Financing Activities

Net cash provided by financing activities was approximately US$8,413,951 for the year ended December 31, 2023, an increase of US$7,991,420, or 189%, as compared to US$422,531 net cash provided by financing activities for the year ended December 31, 2022. The increase in cash provided was due to the decrease of new bank borrowings.

Recent Development

After the year ended December 31, 2024, on March 21, 2025, we sold to a certain institutional investor an aggregate of 3,529,400 ordinary shares, Class A ordinary share purchase warrants to purchase up to 1,764,700 Ordinary Shares (the “Class A Warrants”), and Class B ordinary share purchase warrants to purchase up to 9,102,135 Ordinary Shares (the “Class B Warrants”), in a registered direct offering. Each Ordinary Share is being sold together with an associated Class A Warrant to purchase one Ordinary Share and an associated Class B Warrant at a combined offering price of $3.40 per Ordinary Share and associated Class A Warrants and Class B Warrants (collectively, the “Warrants”). The Class A Warrants have an exercise price of $3.40 per Ordinary Share, which will be immediately exercisable upon issuance, and will expire five years from the date of issuance. The Class A Warrants may be exercised on an alternative basis pursuant to which the holder may pay $0.0001 per warrant in exchange for 0.5 times the number of Ordinary Shares they would receive upon a standard exercise. The Class B Warrants have an exercise price of $0.001 per Ordinary Share, which will be exercisable on the third day following the issuance date and will remain exercisable until exercised in full. The Ordinary Shares issuable upon exercise of the Class B Warrants will be zero (0) initially and will be reset on the thirteen trading days or April 9, 2025 (the “Reset Date”) immediately following the issuance date of the Class B Warrants. On the Reset Date, the Ordinary Shares issuable upon exercise of the Class B Warrants will be increased to number of Ordinary Shares equal to the number (if positive) obtained by multiplying the number obtained by subtracting (I) the number of Ordinary Shares purchased by each Investor in the Offering (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassification, combinations, reverse stock splits or other similar events occurring after the Issue Date) from (II) the quotient determined by dividing (x) the sum of the aggregate subscription amount paid by each Investor in the Offering by (y) the applicable Reset Price (defined below) determined as of the Reset Date. The Reset Share Amount shall be reduced by the actual number of any Ordinary Shares (if any) issued pursuant to any exercise of Class B Warrants during the Reset Period. The Reset Price will be the greater of (i) 70% of the VWAP during the Reset Period and (ii) $0.95. The Reset Period refers to the period beginning at 12:01 a.m. Eastern Time on March 21, 2025 and ending at 11:59 p.m. Eastern Time on April 9, 2025. We received a gross proceeds in respect of the offering (assuming no exercise of the Class A Warrants and Class B Warrants) of approximately $12 million, before deducting fees payable to the placement agent and other offering expenses payable by the Company. We paid an aggregate of $839,997 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $50,000. The offering closed on March 24, 2025.

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

Additionally, WANG & LEE CONTRACTING LIMITED is a registered Class 1 Fire Service Installation Contractor with the Fire Services Department, and registered Electrical Contractor under the Electricity (Registration) Regulations (Cap 406 Sub Leg.).

D. Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular disclosure of contractual obligations

Our contractual obligations primarily consist of operating and finance lease obligations. The following table sets forth a breakdown of our contractual obligations as of December 31, 2024, and their maturity profile :

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Lease Liabilities	$125,384	$100,895	$24,489	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Set forth below is information concerning our directors and executive officers as of the date of this report:

Name	Age	Position(s)
Pui Lung HO	48	Chief Executive Officer, Executive Director and Chairman
Yuk Ming, Gary MA	49	Chief Finance Officer
Olivia Sarah Annabel Marion SERRE	39	Independent Director
Juan RUIZ-COELLO	42	Independent Director
Chun Yip, Edmund CHAN	36	Independent Director, Audit Committee Chairman
Wood Shing Kei SZE	45	Independent Director

The business address of each of the officers and directors 5-6/F Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, Hong Kong.

The following is a brief biography of each of our executive officers and directors:

Executive Officers:

Chief Executive Officer

Pui Lung HO, graduated in New Zealand and Hong Kong with a Bachelor Degree of Science, a Bachelor Degree of Engineering in Building Engineering and a Master Degree of Science in Engineering Management. He has over 20 years of experience in the building industry. He joined WANG & LEE CONTRACTING LIMITED in 2000. He is now our Chief Executive Officer and Chairman. He specializes in building services installation, energy management and energy-saving planning design.

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

Chief Financial Officer

Yuk Ming, Gary MA, is a qualified CPA of CPA Australia and graduated in New Zealand with Bachelor of Commerce major in Accountancy, Diploma for Post-Graduates and Master of Corporate Finance. He joined and appointed as Chief Financial Officer for the Company in December 2021. He has over 18 years of experience in financial industry. He previously worked as Finance Manager for Chu Kong High-Speed Ferry Co. Ltd., a public company for over 4 years, then as Financial Planning and Analysis Manager for Zuellig Pharma Limited, one of the largest pharmaceutical groups in China for more than 3 years.

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

Independent Directors

Olivia Sarah Annabel Marion SERRE, graduated in France with a Bachelor of Architecture and Interior Design in 2010. She has extensive experience collaborating with reputable architecture firms (Tarlet Architects & Gerzina Architecture, MAKE Creative & Innova Design etc.) involved in commercial, residential, retail and medical projects. Since September 2012, she founded Oli & J, a creative jewelry brand that specialized in the beauty of Australian Gemstones and timeless pieces which has launched into the European market by showcasing at the BIJORHCA International Jewelry Show (Paris, France) and display currently at the iconic Victoria & Albert Museum since 2016 (London, UK). Ms. SERRE currently resides in France.

Juan RUIZ-COELLO, is the director of OJ Studio Pty Ltd with extensive experience in design and build projects, electrical network and fiber optic cable services, solar energy installations, energy efficiency and cryptocurrency infrastructure and systems. Mr. RUIZ-COELLO has been an accredited electrician since 2008 and undertook major design and build projects as a selected contractor for major commercial landmarks including the Queen Victoria Building and Sydney Westfields as well as for jewelry exhibitions and art galleries in Hong Kong, Paris, London and Sydney. He was responsible for domestic and commercial solar installations in Australia and Spain as a contractor and accredited installer for Ecopense Pty Ltd, an international leading expert in the solar and electrical industry. He has designed and developed crypto proof-of-state mining computers to support the Ethereum Cryptocurrency Network to compute the block chain transactions using high powered modified graphics cards and has developed and managed a solar and crypto currency mining rig to work effectively with energy efficient solar array system to make the mining system powered by green energy. He currently resides in Australia.

Chun Yip, Edmund CHAN, is a Qualified Public Accountant and graduated in Hong Kong with Bachelor of Business Administration (Honors) – Accounting. He worked as a Senior Auditor at RSM Nelson Wheeler, one of the largest CPA firms over 3 years and then as Senior Accountant at Time Watch Investments Limited, a public company for over 7 years. He has over 10 years’ experience in financial and management in listed companies and is appointed as Chairman of our Audit Committee.

Wood Shing Kei SZE, has been an independent Director of Troops, Inc., (Nasdaq: TROO), a NASDAQ listed company, since June 26, 2018. From April 2004 to April 2007, Mr. SZE served as an audit senior in Moore Stephens CPA Limited. From November 2007 to February 2008, Mr. SZE served as a senior accountant at Grant Thornton Hong Kong Limited. Subsequently, Mr. SZE served as financial manager of Global Beverages Asia Limited, Skyworth Digital Holdings Limited, and TAL Apparel Limited since 2008, 2009, and 2013 respectively. From September 2013 to April 2018, Mr. SZE served as the financial controller of the property & facility management services at Synergis Management Services Limited, a subsidiary of Synergis Holdings Limited (02340.HK) which is a Hong Kong listed company engaging in the provision of property and facility management services. Mr. SZE obtained a Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University in 2002. Mr. SZE has been a chartered accountant at the Association of Chartered Certified Accountants since 2008.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2024, 2023 and 2022 earned by or paid to our chief executive officer (the “named executive officers”).

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus ($)	Share Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Mr. Pui Lung, HO	2022	51,342	-	-	-	-	-	-	51,342
Chief Executive Officer	2023	51,541	8,590	-	-	-	-	-	60,131
	2024	51,727	4,311	-	-	-	-	-	56,038

Mr. Yuk Ming, Gary MA *	2022	45,978	-	-	-	-	-	-	45,978
Chief Financial Officer	2023	46,156	-	-	-	-	-	-	46,156
	2024	46,323	-	-	-	-	-	-	46,323

Compensation of Directors

For the fiscal years ended December 31, 2024, 2023 and 2022, no members of our board of directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. We have agreed to pay our independent directors an annual cash retainer of $4,645, subject to terms of the definitive agreements. We will also reimbursed all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the years ended December 31, 2024, 2023 and 2022, we did not pay any non-employee directors because we did not have any non-employee directors. Messrs Ruiz-Coello, Chan and Serre joined us as independent directors on February 1, 2022 and Sze lately join on April 1, 2023 respectively.

Equity Incentive Plan

2024 Equity Incentive Plan

On December 02, 2024, the Board unanimously adopted the 2024 Equity Incentive Plan (the “2024 Plan”) which provides up to 2,264,077 ordinary shares that may be issued pursuant to awards granted under the 2024 Plan. On October 29, 2024, the 2024 Plan was approved by the shareholders of the Company at the annual shareholders meeting of the Company. 2,264,077 ordinary shares were awarded in December 2024 to one of our executive director and employees.

Purpose: The purpose of the 2024 Plan is to promote our success and to increase shareholder value by providing an additional means through the grant of equity compensation awards to attract, motivate, retain and reward selected employees and other eligible persons of WLGS.

Administration: The 2024 Plan is administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the 2024 Plan as the “Committee”).

Eligibility: All employees, directors, and consultants of the Company are eligible to receive awards under the 2024 Plan

Type and Form of Awards: The Committee shall determine the type or types of equity compensation award(s) to be made to each selected Eligible Person. Under the 2024 Plan, the Committee may grant options to purchase ordinary shares, share appreciation rights, restricted shares, and restricted share units. Such awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of WLGS.

Transfer Restrictions. Except as specifically provided in the 2024 Plan:

1.	all equity compensation awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;
2.	equity compensation awards shall be exercised only by the relevant participant; and
3.	amounts payable or shares issuable pursuant to any equity compensation award shall be delivered only to (or for the account of) the relevant participant.

The 2024 Plan provides that incentive share options may not be transferred except by will or the laws of descent and distribution. The Committee has discretion to permit transfers of other awards where it concludes such transferability is appropriate and desirable.

Amendment, Termination and Term of the 2024 Plan: The Committee shall have the authority to amend any award agreement at any time; provided however, that no such amendment shall adversely affect the right of any participant under any outstanding award agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. The Board may terminate, suspend, or amend the 2024 Plan, in whole or in part, from time to time, without the approval of the shareholders of the Company, unless such approval is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. No amendment or termination of the 2024 Plan shall adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment or termination is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Subject to the foregoing, the Committee may correct any defect or supply an omission or reconcile any inconsistency in the 2024 Plan or in any award granted hereunder in the manner and to the extent it shall deem desirable, in its sole discretion, to effectuate the 2024 Plan. The Board shall have the authority to amend the 2024 Plan to the extent necessary or appropriate to comply with applicable law, regulation or accounting rules in order to permit participants who are located outside of the United States to participate in the 2024 Plan. Notwithstanding anything to the contrary contained herein, no awards shall be granted on or after the tenth anniversary of the adoption of this Plan.

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

Compensation Committee. Our Compensation Committee comprises Messrs Ruiz-Coello, Chan and Serre, with Mr. Juan RUIZ-COELLO serving as chair. We have also determined that Messrs Ruiz-Coello, Chan and Serre satisfy the “independence” requirements of NASDAQ Rule 5605(d)(2). The compensation committee oversees the compensation of our chief executive officer and our other executive officers and reviews our overall compensation policies for employees generally. If so authorized by the board of directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the chief executive officer, the compensation committee consults with the chief executive officer, who may make recommendations to the compensation committee. Any recommendations by the chief executive officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter is available at our corporate website.

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

As of the date of this report, WANG & LEE CONTRACTING LIMITED employed a total of 10 employees , located in HK SAR. The following table sets forth breakdown of our employees by function:

Functional Area	Number of Employees	% of Total
Management	2	20%
Project and Safety:
- Engineers	2	20%
- Site Supervisors	2	20%
Administration	2	20%
Finance	2	20%

Total	10	100%

We maintain a small, highly effective team and have fostered strong employee relationships. We have not experienced any significant labor disputes or operational disruptions related to employee relations. We provide various types of trainings to our employees including by means of various external training courses.

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

Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:
Pui Lung, Ho(1) Chief Executive Officer	8,150,477	25.67%

Yuk Ming, Gary Ma Chief Financial Officer	-	-

Olivia Sarah Annabel Marion Serre Director	-	-

Julio Ruiz-Coello Director	-	-

Chun Yip, Edmund Chan Director	-	-

Wood Shing Kei Sze Director	-	-

5% Beneficial Owners

WANG & LEE BROTHERS, Inc.	8,000,000	25.19%

(1)	WANG & LEE BROTHERS, Inc., a British Virgin Islands corporations, holds all 8,000,000 of the 13,400,000 WANG & LEE GROUP, Inc.’s issued and outstanding Ordinary Shares pre-initial public offering. WANG & LEE BROTHERS, INC, is in turn 100% owned by Mr. Pui Lung Ho, our Chief Executive Officer and Chairman. Accordingly, Mr. Ho has the sole voting and dispositive power over these shares.

As at December 18, 2024 the Company issued 150,477 Ordinary Shares to Mr. Pui Lung Ho with no par value under Equity Incentive Plan.

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

	For the years ended December 31,
	2024	2023	2022

Amount due from (to)
Pui Lung Ho	(1,366,738)	(1,347,019)	(1,853,263)
WANG & LEE BROTHERS., Inc	1,293	1,286	1,282

For the years ended December 31, 2024, 2023, and 2022 the amounts due to the director, Pui Lung Ho, were $1,366,738, $1,347,019, and $1,853,263, respectively, and are unsecured, interest-free and repayable on demand.

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

Profits tax

No tax is imposed in HK SAR in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in HK SAR where such gains are derived from or arise in HK SAR from such trade, profession or business will be chargeable to HK SAR profits tax. Liability for HK SAR profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in HK SAR where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in HK SAR. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million (equivalent to $258,065) of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million (equivalent to $258,065) being taxed at 16.5% for corporations and 15% for unincorporated businesses.

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

Stamp duty

HK SAR stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks” refers to shares in companies incorporated in HK SAR, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in HK SAR given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in HK SAR. If HK SAR stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.13% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00 (equivalent to $0.65), is payable on an instrument of transfer.

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

Credit risk - Account receivables and contract assets arising from contracts with customers

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective account receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of account receivables and contract assets for the year ended December 31, 2024 is $3,365,746 and $109,255, respectively.

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

Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact WANG & LEE CONTRACTING LIMITED’s results of operations.

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

	2024	2023	2022
	USD	USD	USD
Audit fees(1)
WWC P.C .	-	-	170,000
AOGB CPA Limited	85,000	170,000	-
Audit related fees(2)
WWC P.C.	-	-	-
AOGB CPA Limited	8,000	-	-
Tax fees(3)
WWC P.C.	-	-	-
AOGB CPA Limited	-	-	-

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

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

To reduce the risk of data breaches and information loss, we implement strong access controls. We ensure that access to sensitive data is granted only to authorized individuals and employee. We have implemented strong authentication mechanisms, such as multifactor authentication, and have enforced the principle of least privilege, providing users with access only to the data they need to perform their job responsibilities.

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

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of our Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of WANG & LEE GROUP, Inc. (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1/A filed on March 28, 2023)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1/A filed on March 28, 2023)

2.2	Convertible Promissory Note dated March 31, 2025 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K filed on March 31, 2025)

4.1	Employment Agreement between the Company and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement Form F-1/A filed on March 28, 2023)

4.2	Lease Agreement dated on October 5, 2023

4.3	Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 6-K filed on April 24, 2023)

4.4

Sale and Purchase Agreement between the Company and ALLIED WORLDWIDE INDUSTRIES LIMITED, dated March 12, 2025 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K filed on March 13, 2025)

8.1*	Subsidiary(ies) of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1/A filed on March 28, 2023)

11.2	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of AOGB CPA Limited

16.1	Letter of WWC, P.C. dated December 21, 2023 (incorporated by reference to Exhibit 16.1 to the Form 6-K filed on December 21, 2023)

97.1	Clawback Policy

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document set)

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

Date: May 15, 2025

WANG & LEE GROUP, INC.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

To:	The Board of Directors and Shareholders of WANG & LEE GROUP, Inc.

Report of Independent Registered Public Accounting Firm

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WANG & LEE GROUP, Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

May 15, 2025

We have served as the Company’s auditor since 2024.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

(Stated in US Dollars, except number of shares)

	2024	2023
ASSETS

Cash and cash equivalents	$4,304,514	$5,210,193
Accounts receivables – current, net	1,842,683	3,997,467
Contract assets, net	109,255	1,650,750
Retention receivables – current, net	248,519	117,493
Other receivables	156,851	132,218
Other receivables – related parties	1,293	1,286
Advance and prepayments	170,659	188,830
Total current assets	6,833,774	11,298,237

Accounts receivables – non-current, net	1,523,063	-
Retention receivables – non-current, net	221,459	220,178
Right-of-use assets, operating lease, net	91,919	206,826
Plant and equipment, net	50,835	65,565
TOTAL ASSETS	$8,721,050	$11,790,806

LIABILITIES AND SHAREHOLDERS’ EQUITY

Short-term bank loans - current	$1,890,316	$1,149,062
Operating lease liability - current	89,770	113,220
Finance lease liability - current	11,125	10,319
Accounts payables	558,218	1,156,523
Other payables	304,826	332,035
Contract liabilities	533,483	996,526
Other payables – related parties	1,366,738	1,347,019
Total current liabilities	4,754,476	5,104,704

Operating lease liability – non-current	-	89,251
Finance lease liability – non-current	24,489	35,408
Long-term bank loans – non-current	447,086	552,518
TOTAL LIABILITIES	$5,226,051	$5,781,881

Commitments and contingencies	-	-

Shareholders’ Equity
Ordinary shares, no par value; 17,357,924 shares and 15,093,847 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	$8,350,003	$8,350,002
Additional paid in capital	503,224	503,225
Accumulated deficit	(5,414,635)	(2,870,676)
Accumulated other comprehensive income	56,407	26,374
Total Shareholders’ Equity	3,494,999	6,008,925

TOTAL LIABILITIES AND SHAREHOLDERS’S EQUITY	8,721,050	11,790,806

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except number of shares)

	2024	2023	2022

Contract revenues	$3,951,649	$6,825,879	$4,169,931
Contract costs	3,539,478	4,385,279	3,384,227
Gross profit	412,171	2,440,600	785,704

Selling expenses	-	-	-
General and administrative expenses	2,961,046	3,211,690	1,427,156
Total operating expenses	2,961,046	3,211,690	1,427,156

Operating loss	(2,548,875)	(771,090)	(641,452)

Other income (expenses)
Other income	134,719	183,800	79,948
Interest expense	(129,803)	(61,564)	(35,377)
Total other income, net	4,916	122,236	44,571

Loss before taxes	(2,543,959)	(648,854)	(596,881)

Provision for income taxes	-	-	-

Net loss	$(2,543,959)	$(648,854)	$(596,881)

Other comprehensive income (loss)
Foreign currency translation adjustment	30,033	21,224	(130)
Total comprehensive loss	$(2,513,926)	$(627,630)	$(597,011)

Loss per share – Basic and diluted	$(0.17)	$(0.04)	$(0.05)
Basic and diluted weighted average shares outstanding	15,180,451	14,284,276	12,000,000

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) / EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars, except number of shares)

					Accumulated
	Number		Additional		Other
	of	Ordinary	Paid-in	Accumulated	Comprehensive
	Shares	Shares	Capital	Deficit	Income	Total

Balance, January 1, 2022	12,000,000	$2	$503,225	$(1,624,941)	$5,280	$(1,116,434)

Net loss	-	-	-	(596,881)	-	(596,881)

Foreign currency translation adjustment	-	-	-	-	(130)	(130)

Balance, December 31, 2022	12,000,000	$2	$503,225	$(2,221,822)	$5,150	$(1,713,445)

					Accumulated
	Number		Additional		Other
	of	Ordinary	Paid-in	Accumulated	Comprehensive
	Shares	Shares	Capital	Deficit	Income	Total

Balance, January 1, 2023	12,000,000	$2	$503,225	$(2,221,822)	$5,150	$(1,713,445)

Ordinary share issued	3,093,847	8,350,000				8,350,000

Net loss	-	-	-	(648,854)	-	(648,854)

Foreign currency translation adjustment	-	-	-	-	21,224	21,224

Balance, December 31, 2023	15,093,847	$8,350,002	$503,225	$(2,870,676)	$26,374	$6,008,925

					Accumulated
	Number		Additional		Other
	of	Ordinary	Paid-in	Accumulated	Comprehensive
	Shares	Shares	Capital	Deficit	Income	Total

Balance, January 1, 2024	15,093,847	$8,350,002	$503,225	$(2,870,676)	$26,374	$6,008,925

Issued ordinary shares under Equity Incentive Plan	2,264,077	1	(1)	-	-	-

Net loss	-	-	-	(2,543,959)	-	(2,543,959)

Foreign currency translation adjustment	-	-	-	-	30,033	30,033

Balance, December 31, 2024	17,357,924	$8,350,003	$503,224	$(5,414,635)	$56,407	$3,494,999

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars)

	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,543,959)	$(648,854)	$(596,881)
Depreciation	584	1,228	2,603
Amortization of the right-of-use asset, finance lease	14,453	7,201	-
Expected credit loss allowance and bad debt written-off	636,182	220,935	168,817
Contract assets	1,587,435	(676,760)	(233,069)
Accounts receivables	28,745	(3,071,069)	(413,098)
Other receivables	(80,814)	(131,859)	16,496
Retention receivables	(129,705)	(114,958)	(5,786)
Advance and prepayments	19,175	(28,591)	(142,557)
Accounts payables	(630,119)	422,256	226,336
Other payables	(9,768)	77,572	(12,922)
Contract liabilities	(466,549)	126,764	637,297
Leases interest expenses	2,630	1,588	-
Provision for long service payments	8,813	-	-
Operating lease right-of-use assets	115,541	23,984	-
Operating lease payments	(122,584)	(23,821)	-
Net cash used in operating activities	(1,569,940)	(3,814,384)	(352,764)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of bank loans	(4,715,360)	(1,436,277)	(440,623)
Proceeds from new bank loans	5,338,220	2,025,044	537,371
Advance from / (Repayment to) a director	11,823	(524,816)	325,783
Proceeds from private placement and initial public offer	-	8,350,000	-
Net cash provided by financing activities	634,683	8,413,951	422,531

Net (decrease) / increase of cash and cash equivalents	(935,257)	4,599,567	69,767
Effect of foreign currency translation on cash and cash equivalents	29,578	1,010	2,111
Cash and cash equivalents, beginning of year	5,210,193	609,616	537,738
Cash and cash equivalents, end of year	$4,304,514	$5,210,193	$609,616

Supplementary cash flow information:

Taxes paid	$-	$-	$-
Interest paid	$127,173	$59,976	$35,377
Listing fee	$190,506	$1,241,199	$328,699

Certain prior year amounts have been reclassified to conform with the current year presentation. These changes had no effect on the previously reported net cash flows.

The accompanying notes are an integral part of these audited consolidated financial statements.

WANG & LEE GROUP, INC.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

WANG & LEE GROUP, Inc. (the “Company”) was incorporated in the British Virgin Islands (“BVI”) on May 20, 2021 as an investment holding company. The Company conducts its primary operations through its indirectly wholly owned subsidiary WANG & LEE CONTRACTING LIMITED (“WLHK”) which is incorporated and domiciled in Hong Kong SAR; WLHK provides contract engineering, installation and out-fitting of the following products and services: low voltage (220v/phase 1 or 380v/phase 3) electrical systems, MVAC, fire safety systems, and water supply and sewage disposal systems, and site project management.

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

The following is an organization chart of the Company and its subsidiaries:

GOING CONCERN

As of December 31, 2024, the Company incurred a net loss of $2,543,959 and had an accumulated deficit $5,414,635 and its net cash used in operating activities for the year ended December 31, 2024 was $1,569,940. As of December 31, 2024, the Company had a working capital of $2,079,298. Accordingly, as of the date of this report, there would not exist substantial doubt on going concern as the Company has adequate resources to continue in business for the foreseeable future and management of the Company are not aware of material uncertainties relating to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern.

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

Methods of accounting

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

Principles of consolidation

The accompanying audited consolidated financial statements reflect the activities of the Company, and each of the following entities:

	Place of		Registered
Name of Company	incorporation	Ownership percentage	capital
WANG & LEE GROUP, Inc.	BVI	Group Holding Company	$8,350,003
WANG & LEE HOLDINGS, Inc.	BVI	100%	100
WANG & LEE CONTRACTING LIMITED	Hong Kong SAR (“HK SAR”)	100%	503,225

Management has eliminated all significant inter-company balances and transactions in preparing the accompanying audited consolidated financial statements.

On May 20, 2021, the Company incorporated in the BVI. On May 27, 2021, the Company incorporated WL Holdings, a limited company incorporated in the BVI.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation (Continued)

On July 2, 2021, the Company acquired WLHK. WLHK was owned 99% by Sau Lee Shirley Kam and 1% by Pui Lung Ho. Pui Lung Ho owns 100% of the common stock of WANG & LEE GROUP, Inc. through his ownership of WANG & LEE BROTHERS, Inc.. Sau Lee Shirley Kam is the mother of Pui Lung Ho. Since there is a family relationship between Sau Lee Shirley Kam and Pui Lung Ho, the acquisition of WLHK has been accounted for as a business combination under common control in accordance to ASC-805-30-5, in which the assets and liabilities of WLHK has been presented at their carrying values at the date of the transaction.

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

	For the year ended December 31,
	2024	2023	2022
Period Ended HK$: USD exchange rate	7.7335	7.7785	7.7990
Period Average HK$: USD exchange rate	7.7715	7.7997	7.8298

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

The details of revenue and cost of revenue of the Company are as follows:

	December 31,
	2024	2023	2022

Contract Revenue	$3,951,649	$6,825,879	$4,169,931
Contract Costs	3,539,478	4,385,279	3,384,227
Gross Profit	$412,171	$2,440,600	$785,704

Gross Profit Margin	10%	36%	19%

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

Share-based payment

The Company accounts for share-based payment in accordance with ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). Share awards issued to employees and directors, including employee stock option plans (“ESOPs”) and restricted share units (“RSUs”) are measured at fair value at the grant date. The Company uses the closing stock price at the grant date to measure the fair value of RSUs. The Company recognizes compensation expenses, net of forfeitures, using the accelerated method over the requisite service periods.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting ESOPs and RSUs’ forfeitures and records share-based compensation expense only for those awards that are expected to vest.

A change in the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

A cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, the Company recognized previously unrecognized compensation cost at the cancellation date and reversed previously recognized share capital to additional paid-in capital.

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

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of new accounting standard

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40), (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. We adopted ASU 2020-06 on January 1, 2024. The adoption of ASU 2020-06 did not have a material impact on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the annual period ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition.

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

NOTE 3 – ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consist of the following:

	December 31,
	2024	2023

Accounts receivables – current	$2,345,843	$4,186,536
Less: allowance for expected credit loss	(503,160)	(189,069)
Accounts receivables – current, net	$1,842,683	$3,997,467

Accounts receivables – non-current	$1,836,167	$-
Less: allowance for expected credit loss	(313,104)	-
Accounts receivables – non-current, net	$1,523,063	$-

The movement of allowances for expected credit loss is as follows:

	December 31,
	2024	2023

Balance at beginning of the year	$(189,069)	$(35,900)
Provision for the year	(623,034)	(153,074)
Exchange adjustment	(4,161)	(95)
Ending balance	$(816,264)	$(189,069)

NOTE 4 – CONTRACT ASSETS, NET

Contract assets, net consist of the following:

	December 31,
	2024	2023
Contract assets
Balance at the beginning of the year	$1,650,750	$1,037,458
Additions	1,513,001	2,184,620
Changes due to billings	(3,100,436)	(1,507,860)
Less: contra-allowance / (allowance) for expected credit loss	43,919	(67,861)
Exchange adjustment	2,021	4,393
Balance at the end of the year	$109,255	$1,650,750

The movement of allowances for expected credit loss is as follows:

	December 31,
	2024	2023

Balance at the beginning of the year	$(76,121)	$(8,054)
Reversal / (provision) for the year	43,919	(67,861)
Exchange adjustment	(227)	(206)
Balance at the end of the year	$(32,429)	$(76,121)

NOTE 5 – RETENTION RECEIVABLES, NET

Retention receivables, net consist of the following:

	December 31,
	2024	2023

Retention receivables – current	$248,540	$117,514
Less: allowance for expected credit loss	(21)	(21)
Retention receivables current net	$248,519	$117,493

Retention receivables – non-current	$223,535	$222,242
Less: allowance for expected credit loss	(2,076)	(2,064)
Retention receivables non-current net	$221,459	$220,178

The movement of allowances for expected credit loss is as follows:

	December 31,
	2024	2023

Balance at the beginning of the year	$(2,085)	$(2,080)
Exchange adjustment	(12)	(5)
Balance at the end of the year	$(2,097)	$(2,085)

NOTE 6 – OTHER RECEIVABLES

Other receivables, net consist of the following:

	December 31,
	2024	2023

Other receivables	$215,889	$133,900
Less: allowance for expected credit loss	(59,038)	(1,682)
Other receivables	$156,851	$132,218

	December 31,
	2024	2023

Other receivables – related parties	$1,293	$1,286
Less: allowance for expected credit loss	-	-
Other receivables – related parties	$1,293	$1,286

The movement of allowances for expected credit loss is as follows:

	December 31,
	2024	2023

Balance at beginning of the year	$(1,682)	$-
Provision for the year	(57,067)	(1,677)
Exchange adjustment	(289)	(5)
Ending balance	$(59,038)	$(1,682)

NOTE 7 – PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	December 31,
	2024	2023
At cost:
Furniture and fixtures	$3,203	$3,184
Equipment	28,319	28,155
Motor vehicles	72,622	100,084
	104,144	131,423
Less: accumulated depreciation	(53,309)	(65,858)
Total	$50,835	$65,565

Depreciation expense under finance lease for the years ended December 31, 2024, 2023 and 2022 was $14,453, $7,201 and $Nil, respectively. Depreciation expense on other assets for the years ended December 31, 2024, 2023 and 2022 was $584, $1,228 and $2,603, respectively.

As at December 31, 2024 and 2023, there was carrying amount of $50,835 and $64,982 of motor vehicle was held by finance lease liability.

NOTE 8 – LEASES

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

As of December 31, 2024 and 2023, the right-of-use assets totaled $91,919 and $206,826, respectively.

As of December 31, 2024 and 2023, the operating lease liability consist of the following:

	December 31,
	2024	2023
Operating lease liability – current portion	$89,770	$113,220
Operating lease liability – non-current portion	-	89,251
Total	$89,770	$202,471

During the years ended December 31, 2024, 2023 and 2022, the Company incurred total operating lease expenses of $6,485, $62,714 and $81,151, respectively.

Other lease information is as follows:

	December 31,
	2024	2023
Weighted-average remaining lease term – operating leases	9.5 months	21.5 months
Weighted-average discount rate – operating leases	5.88%	5.88%

The following is a schedule of future minimum payments under operating leases as of December 31:

	December 31,
	2024	2023
Less than 1 year	$91,938	$116,796
More than 1 year	-	96,484
Total undiscounted lease payments	$91,938	$213,280
Less: discount	$(2,168)	$(10,809)
Present value of finance lease liabilities	$89,770	$202,471

Finance lease

As of December 31, 2024 and 2023, the maturities of finance lease liabilities were as follows:

	December 31,
Representing:	2024	2023
Less than 1 year	$13,022	$12,946
More than 1 year	26,044	38,839
Total undiscounted lease payments	$39,066	$51,785
Less: discount	$(3,452)	$(6,058)
Present value of finance lease liabilities	$35,614	$45,727

	December 31,
Representing:	2024	2023
Current liability	$11,125	$10,319
Non-current liability	24,489	35,408
Total	$35,614	$45,727

NOTE 9 – CONTRACT LIABILITIES

Contract liabilities consist of the following:

	December 31,
	2024	2023

Balance at beginning of year	$996,526	$867,132
Additions	886,737	847,945
Recognized to revenue during the year	(1,353,286)	(721,180)
Exchange adjustment	3,506	2,629
Balance at end of year	$533,483	$996,526

NOTE 10 – SHORT-TERM AND LONG-TERM BANK LOANS

Short-term and long-term bank loans consist of the following:

Credit agreement entered date	Provider	Facilities	Interest rate	Limits	Utilized as of December 31,
					2024	2023	2022
September 27, 2021	The Bank of East Asia, Limited (“BEA”)	Non-revolving term loan under SME Financing Guarantee Scheme (“SME Scheme”)	Prime Rate -2.50%	$775,845
		- Short-term loan portion			$108,430	$102,736	$99,640
		- Long-term loan portion			447,086	552,518	653,185

August 1, 2022	BEA	General banking facilities		641,109
		(i) Invoice financing loan	Higher of HIBOR +2.5% or Prime rate -1%		-	-	99,020
		(ii) Revolving loan	Higher of HIBOR +3% or Prime rate -0.5%		-	-	256,443
		(iii) Bank overdraft	Higher of HIBOR +3% or Prime rate		-	-	-
July 4, 2023	BEA	General banking facilities		642,797
		(i) Invoice financing loan	Higher of HIBOR +2.5% or Prime rate -1%		-	175,430	-
		(ii) Revolving loan	Higher of HIBOR +3% or Prime rate -0.5%		-	257,119	-
		(iii) Bank overdraft	Higher of HIBOR +3% or Prime rate		-	11,861	-
July 8, 2024	BEA	General banking facilities		646,538
		(i) Invoice financing loan	Higher of HIBOR +2.5% or Prime rate -1%		62,794	-	-
		(ii) Revolving loan	Higher of HIBOR +3% or Prime rate -0.5%		258,615	-	-
		(iii) Bank overdraft	Higher of HIBOR +3% or Prime rate		138,954	-	-
July 10, 2023	Shanghai Commercial Bank (“SHCB”)	Revolving Loan	“HKD) Prime Rate -0.75% USD) Prime Rate -1.75%”	642,797	-	601,916	-
September 4, 2024	SHCB	Revolving Loan	“HKD) Prime Rate -0.75% USD) Prime Rate -1.75%”	1,939,613	1,321,523	-	-
June 2, 2023	Mercedes-Benz Financial Services Hong Kong Ltd.	Obligation from finance lease for motor vehicle	2.680%	57,414
		- Short-term loan portion			11,125	10,319	-
		- Long-term loan portion			24,489	35,408	-

On July 8, 2024, the new credit agreement offers from BEA replaced the credit agreement offers from BEA entered on July 4, 2023.

On September 4, 2024, the new credit agreement offers from SHCB replaced the credit agreements offers from SHCB entered on July 10, 2023, January 24, 2024, and March 5, 2024.

NOTE 10 – SHORT-TERM AND LONG-TERM BANK LOANS (CONTINUED)

As of December 31, 2024 and 2023, invoice financing and certain revolving loans were secured by the personal deposit from a director of the Company and a related party, and limited personal guarantee provided by a director and a related party. The amounts due are based on scheduled repayment dates set out in the banking facilities letters or loan agreements. All the Company’s invoice financing and certain revolving loans carried variable interest at the higher of 1-month Hong Kong Interbank Offered Rate (the “HIBOR”) plus 2.5% to 3% per annum or the Prime Rate less 0.5% to 1% per annum.

During the year ended December 31, 2024, new revolving loans were granted and were secured by cash deposit from WLHK and continuing guarantee provided by a director. The amounts due are based on scheduled repayment dates set out in the banking facilities letters or loan agreements. The revolving loans carried interest at 0.75% per annum below Prime or 1.75% per annum below USD Prime.

As of December 31, 2024 and 2023, the non-revolving term loan under SME Scheme was issued by the HKMC Insurance Limited under the SME Scheme and secured by personal guarantee provided by a director and a related party for HK$6 million (equivalent to $775,845). The amounts due are based on scheduled repayment dates set out in the banking facilities letters. The bank loan carrying by 2.5% per annum below the prime lending rate for Hong Kong Dollars quoted by HKMC Insurance Limited.

The effective interest rate of the years 2024 and 2023 for the Company’s short-term and long-term bank loans ranged from 3.125% to 8.23% per annum. Except the balance of $447,086 (2023: $552,518) of the non-revolving term loan under SME Scheme are repayable more than one year, all the Company’s short-term and long-term bank loans are repayable on demand or repayable within one year.

Interest expense on the short-term and long-term bank loans totaled $118,241 and $58,410 during the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023 the Company was granted the general banking facilities stated above with the following pledges:

-	Personal guarantee limited to HK$5 million (equivalent to $646,538) provided by Pui Lung Ho, a director of the Company and Sau Lee Shirley Kam, who is a family member of a director of the Company; and

-	Pledged deposit amounted approximately to HK$3 million (equivalent to approximately $387,923) by Pui Lung Ho, a director of the Company or Sau Lee Shirley Kam, who is a family member of a director of the Company to BEA since August 1, 2022.

-	An additional pledged deposit amounted to HK$15 million (equivalent to $1,939,613) provided by the Company to SHCB since September 4, 2024.

NOTE 11 – EQUITY

The equity of the Company as of December 31, 2024 and 2023 represents 17,357,924 ordinary shares and 15,093,847 ordinary shares amounting to $8,350,003 and $8,350,002, respectively.

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

On October 29, 2024, the shareholders of the Company at the annual shareholders meeting of the Company approved the 2024 Equity Incentive Plan (the “2024 Plan”). On December 18, 2024, the Company issued 2,264,077 ordinary shares under the 2024 Plan and awarded to the Company’s director and employees. The stock contain service conditions and valid for a different time period per each individual from the grant date and vest in equal annual installments at the end of each anniversary over the period. There is no vesting on the year ended December 31, 2024.

NOTE 12 – EMPLOYEE BENEFIT PLANS

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

NOTE 13 – PROVISION FOR INCOME TAXES

British Virgin Islands

WANG & LEE GROUP, Inc. and WL Holdings are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million (equivalent to $258,065) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million (equivalent to $258,065) will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million (equivalent to $258,065) of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million (equivalent to $258,065).

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses following as of December 31, 2024, 2023 and 2022.

	December 31,

	2024	2023	2022
Income before tax	$(2,543,959)	$(648,854)	$(596,881)

HK SAR Profits Tax at 16.5%	(419,753)	(107,060)	(98,485)
Tax effect on non-deductible expenses	291,167	1,196,640	54,664
Tax effect on non-deductible income	(18,817)	-	-
Tax effect on deductible temporary differences	(1,080)	(122)	(122)
Tax effect on tax loss not recognized	148,483	-	43,943
Tax effect on utilization of tax losses	-	(1,089,458)	-
Income tax	$-	$-	$-

NOTE 13 – PROVISION FOR INCOME TAXES (CONTINUED)

The Company’s effective tax rate as of December 31, 2024, 2023 and 2022 was as follows:

	December 31,
	2024	2023	2022

HK SAR Profits Tax at 16.5%	16.5%	16.5%	16.5%
Tax effect of income not taxable	(16.5)%	(16.5)%	(16.5)%
The Company’s effective tax rate	0%	0%	0%

NOTE 14 – CONCENTRATIONS OF RISK

Contract assets concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s contract assets gross carrying amount as of December 31, 2024 and 2023.

	December 31,
Customers	2024		2023
	Amount $	%	Amount $	%
A	70,829	49	208,206	12
B	67,999	48	129,337	7
C	2,857	2	-	-
D	-	-	1,104,595	64
E	-	-	206,913	12
F	-	-	8,048	1

NOTE 14 – CONCENTRATIONS OF RISK (CONTINUED)

Retention receivables concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s retention receivables gross carrying amount as of December 31, 2024 and 2023.

	December 31,
Customers	2024		2023
	Amount $	%	Amount $	%
A	223,994	47	121,130	36
B	119,609	25	118,918	35
C	88,162	19	87,652	26
D	28,183	5	-	-
E	9,870	2	9,813	2
F	-	-	2,243	1

Customers concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenues for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
Customers	2024		2023		2022
	Amount $	%	Amount $	%	Amount $	%
A	892,015	24	2,029,487	30	155,649	4
B	876,610	23	4,003,100	58	2,023,154	49
C	728,783	20	132,387	2	-	-
D	645,511	17	-	-	636,467	15
E	100,367	3	-	-	-	-
F	-	-	483,285	7	-	-
G	-	-	33,335	1	-	-
H	-	-	-	-	490,940	12
I	-	-	-	-	356,516	9

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivables gross carrying amounts as of December 31, 2024 and 2023.

	December 31,
Customers	2024		2023
	Amount $	%	Amount $	%
A	915,637	63	424,761	10
B	288,401	20	3,520,014	84
C	172,758	12	132,748	3
D	50,430	3	-	-
E	13,702	1	-	-
F	-	-	39,367	1
G	-	-	20,776	1

NOTE 14 – CONCENTRATIONS OF RISK (CONTINUED)

Suppliers concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,
Suppliers	2024		2023		2022
	Amount $	%	Amount $	%	Amount $	%
A	987,282	28	1,242,479	28	-	-
B	321,688	9	-	-	-	-
C	267,784	8	-	-	-	-
D	167,278	5	-	-	-	-
E	164,876	5	-	-	-	-
F	-	-	407,880	9	513,533	16
G	-	-	239,673	5	-	-
H	-	-	223,995	5	-	-
I	-	-	163,748	4	-	-
J	-	-	-	-	383,152	12
K	-	-	-	-	255,586	8
L	-	-	-	-	252,014	8
M	-	-	-	-	222,456	7

NOTE 15 – CONTRACT REVENUES AND CONTRACT COSTS

The Company’s main business operations are: (i) low voltage (220v/phase 1 or 380v/phase 3) electrical systems; (ii) mechanical ventilation and air-conditioning systems (“MVAC”); (iii) out-fitting; (iv) others: water supply and sewage disposal systems installation; and fire safety systems.

	For the years ended December 31,
Total contract revenues	2024	2023	2022
Low voltage electrical system	$2,459,282	$3,832,334	$1,028,162
MVAC systems	14,192	328,373	502,556
Out-fitting	1,120,029	2,594,828	1,998,726
Others	358,146	70,344	640,487
Total Contract Revenues	$3,951,649	$6,825,879	$4,169,931

	For the years ended December 31,
Total contract costs	2024	2023	2022
Low voltage electrical system	$2,951,728	$3,309,315	$898,100
MVAC systems	9,717	240,158	462,400
Out-fitting	531,069	794,573	1,562,551
Others	46,964	41,233	461,176
Total Contract Costs	$3,539,478	$4,385,279	$3,384,227

NOTE 16 – RISKS

A.	Credit risk

Account receivables, contract assets and retention receivables arising from contracts with customers

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective account receivables. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of account receivables, contract assets and retention receivables for the year ended December 31, 2024 and 2023 are $3,365,746 and $579,233, and $3,997,467 and $1,988,421 respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposit and other receivables

In response to the economic slowdown and to mitigate potential increases in credit risk, the Company has implemented a policy of establishing a loss allowance for other receivables. This allowance is determined based on scenario analysis and specific indicators assessed as of December 31, 2024. No allowance for credit losses was recognized as of December 31, 2023.

NOTE 16 – RISKS (CONTINUED)

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates short-term and long-term bank loans and bank balances.

During the year ended December 31, 2024, the Company implemented an in-house interest rate hedging policy to mitigate fair value interest risk and cash flow interest rate risk. As a result of this policy, the effective interest rate decreased by 2%.

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

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the years ended December 31, 2024 and 2023 would have increased or decreased by approximately $23,730 and $17,473, respectively.

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

The Company heavily depends on large-scale projects from a select group of customers to generate a substantial portion of its revenue. In the years ended December 2024 and 2023, the top 5 contract assets and retention receivables accounted for 100% and 99%, and 99% and 100%, respectively. Since the Company operates on a project basis, it does not have any long-term contracts with any one customer, but it expects to maintain these relationships with its top 5 customers as the large-scale projects continue.

The Company notes that this concentration of business with a few customers carries inherent risks. Any disruptions or changes in these projects or with the customers involved could significantly impact the Company’s financial performance. To mitigate this risk, the Company enhances diversification by performing many smaller to medium-scale projects with varied complexities and durations simultaneously. As of the years ended December 2024 and 2023, 15% and 10%, respectively, of the Company’s projects were small to medium-scale projects valued under HK$1 million (equivalent to $129,308), with an average duration of approximately 3 months.

The Company believes that the loss of any one customer would not materially affect the Company’s financial position or results of operations, as there are numerous potential customers. Additionally, the Company continues to enhance the diversity of its service line by introducing new products and services.

NOTE 17 – RELATED PARTY TRANSACTIONS

The summary of amount due from and due to related parties as the following:

		December 31,
		2024	2023	2022
Due from related parties consist of the following:

WANG & LEE BROTHERS., Inc.	Due from ultimate holding company	1,293	1,286	1,282
		$1,293	$1,286	$1,282

Due to related parties consist of the following:

Pui Lung Ho	Due to director	1,366,738	1,347,019	1,853,263
		$1,366,738	$1,347,019	$1,853,263

For the years ended December 31, 2024, 2023 and 2022, the amounts due to the director, Pui Lung Ho, is $1,366,738, $1,347,019 and $1,853,263, respectively, are unsecured, interest free and repayable on demand.

NOTE 18 – SUBSEQUENT EVENT

On March 13, the Company entered into a sale and purchase agreement with Allied Worldwide Industries Limited (the “Vendor”) for the purchase of the entire issued and outstanding share capital of Solar (HK) Limited, a company incorporated under the laws of Hong Kong, for the consideration of HK$15,000,000 (equivalent to $1,935,484) which shall be satisfied upon completion, through the issuance of a convertible note by the Company to the Vendor. The Acquisition closed on March 31, 2025.

The Company evaluates subsequent events that have occurred after the balance sheet date but before the consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing consolidated financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2024 to the date of May [  ], 2025, these audited consolidated financial statements were issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these audited consolidated financial statements.

